SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 10, 2011

AVIVA PLC

(Translation of registrant’s name into English)

ST HELEN’S, 1 UNDERSHAFT

LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Aviva plc

Current Report
on Form 6-K 2010

Forward Looking Statements

This Current Report contains certain “forward-looking statements” with respect to certain of our plans and our current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “will”, “seeks”, “aims”, “may”, “could”, “outlook”, “estimates” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control. There may be changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, our actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in our forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but may not be limited to, those set forth under “Financial and operating performance” and “Risks relating to our business” included in our Annual Report in Form 20-F for the year ended 31 December 2010, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

•             the impact of difficult conditions in the global capital markets and the economy generally;

•             the impact of government and central bank initiatives related to the difficult economic environment;

•             defaults and impairments in our bond, mortgage and structured credit portfolios;

•             the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit;

•             changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability;

•             risks associated with arrangements with third parties, including joint ventures;

•             inability of reinsurers to meet obligations or unavailability of reinsurance coverage;

•             a decline in our ratings with Standard & Poor’s, Moody’s and A.M. Best;

•             increased competition in the UK and in other countries where we have significant operations;

•             changes to our brand and reputation;

•             changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;

•             a cyclical downturn of the insurance industry;

•            changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties;

•             the impact of actual experience differing from estimates on amortisation of deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);

•             the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;

•             changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;

•             the effect of various legal proceedings and regulatory investigations;

•             the impact of operational risks;

•             the loss of key personnel;

•             the impact of catastrophic events on our results;

•             changes in government regulations or tax laws in jurisdictions where we conduct business;

•             funding risks associated with our pension schemes;

•             the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and

•             the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report.

You should also not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. We do not intend to, and undertake no obligation to (and expressly disclaim any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, our results could differ materially from the forward-looking statements contained in this Current Report. We may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission (“SEC”), our annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

Performance Review

EXPLANATORY NOTE

This Report on Form 6-K contains the audited consolidated financial statements of Aviva plc (the “Company”) for the years ended December 31, 2010, 2009 and 2008 previously set out in the Company’s annual report on Form 20-F filed with the Commission on March 23, 2011, which have been restated to reflect the recent reclassification noted below.

On May 6, 2011, the Company sold 25 million shares in Delta Lloyd reducing its holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. Accordingly, the Company has ceased to consolidate the results of Delta Lloyd in its financial statements.  The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ‘Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd for 2010 as well as those for the comparative periods have therefore been classified as discontinued operations, and the attached audited consolidated financial statements of the Company for the years ended December 31, 2010, 2009 and 2008 have been restated to reflect this reclassification.

Financial and operating performance

We are the sixth-largest insurance group in the world, based on gross written premiums for the 2009 fiscal year ( including Delta Lloyd). We are one of the top five providers of life and pensions products in the UK, Ireland, Poland and Spain and one of the top ten providers of life and pensions products in France and Italy, as based on total sales for 2009. Our main activities are the provision of products and services in relation to long-term insurance and savings, fund management and general insurance.

Three year financial data

The following table sets forth our selected revised consolidated financial data for the periods indicated. This data is derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The selected consolidated financial data for the three years ended 31 December 2010 has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes in these financial statements.

Income statement data

	2010 £m		2009 £m		2008 £m
Amounts in accordance with IFRS	Continuing Operations		Continuing Operations		Continuing Operations
Income
Gross written premiums	31,805		30,208		30,227
Premiums ceded to reinsurers	(1,734)		(2,435)		(1,745)
Premiums written net of reinsurance	30,071		27,773		28,482
Net change in provision for unearned premiums	(73)		553		295
Net earned premiums	29,998		28,326		28,777
Fee and commission income	1,450		1,563		1,679
Net investment income/(expense)(2)	18,749		21,910		(17,695)
Share of profit/(loss) after tax of joint ventures and associates	141		(463)		(1,101)
Profit/(loss) on the disposal of subsidiaries and associates	163		122		(8)
	50,501		51,458		11,652
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(24,918)		(23,982)		(25,222)
Change in insurance liabilities, net of reinsurance	(6,608)		(4,234)		4,729
Change in investment contract provisions	(8,693)		(10,946)		10,507
Change in unallocated divisible surplus	362		(1,479)		4,452
Fee and commission expense	(5,433)		(3,953)		(3,941)
Other expenses	(2,573)		(4,078)		(3,481)
Finance costs(2)	(699)		(774)		(864)
	(48,562)		(49,446)		(13,820)
Profit/(loss) before tax	1,939		2,012		(2,168)
Tax attributable to policyholders’ returns	(394)		(217)		1,068
Profit/(loss) before tax attributable to shareholders’ profits	1,545		1,795		(1,100)
Tax attributable to shareholders’ profits	(323)		(508)		393
Profit/(loss) for the financial year	1,222		1,287		(707)

	Per share		Per share		Per share
Profit/(loss) per share attributable to equity shareholders (continuing):
Basic	37.6	p	37.9	p	(29.8	)p
Diluted	37.0	p	37.6	p	(29.5	)p

	Per share		Per share		Per share
Dividends paid per share	25.5	p	24.0	p	33.0	p

	Millions		Millions		Millions
Number of shares in issue at 31 December	2,820		2,767		2,658
Weighted average number of shares in issue for the year	2,784		2,705		2,643

Statement of financial position data

Amounts in accordance with IFRS	2010 £m	2009 £m	2008 £m
Total assets	370,107	354,391	354,562

Gross insurance liabilities	177,700	171,092	174,850
Gross liabilities for investment contracts	117,787	110,015	107,559
Unallocated divisible surplus	3,428	3,866	2,325
Core structural borrowings	6,066	5,489	5,525
Other liabilities	47,401	48,843	49,730
Total liabilities	352,382	339,305	339,989
Total shareholders’ equity	17,725	15,086	14,573
Total share capital(1)	905	892	864

(1)   Total share capital comprises Ordinary share capital and Preference share capital.

(2)   2009 comparative figures for net investment income/(expense) and finance costs have been reclassified to conform with the treatment adopted in 2010. Please refer to “Financial Statements IFRS Note 2(a) — Presentation changes” — for more details

Disposal of Delta Lloyd

As part of our continued focus on strengthening the balance sheet we undertook a sell down of our investment in Delta Lloyd, on the 6 May 2011. At that date the Group sold 25 million shares in Delta Lloyd N.V. (“Delta Lloyd”) (the Group’s Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.

The sale of the 15% stake further reduced investment risk in our balance sheet and together with other measures increased the Group’s central liquidity. Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction.

The Group retains significant influence over Delta Lloyd through its 42.7% shareholding (42.2% at 30 June 2011) and contractual right to appoint two members of Delta Lloyd’s supervisory board

The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ‘Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd for 2010 as well as those for the comparative periods have therefore been classified as discontinued operations within this report.

Factors affecting results of operations

Our financial results are affected, to some degree, by a number of external factors, including demographic trends, general economic and market conditions, government policy and legislation and exchange rate fluctuations. In addition, our financial results are affected by corporate actions taken by the Group, including acquisitions, disposals and other actions aimed at achieving our stated strategy. We believe that all of these factors will continue to affect our results in the future.

Demographic trends

Our results are affected by the demographic make-up of the countries in which we operate. The types of products that we sell reflect the needs of our customers. For example, in regions and countries with a high proportion of older people, a larger proportion of our sales will reflect their needs for pre-and post-retirement planning. Our sales levels will also be impacted by our ability to help provide useful information to such policyholders on retirement planning and to offer products that are competitive and respond to such policyholders’ needs.

In our long-term insurance and savings business we make assumptions about key non-economic factors, such as the mortality rate that we expect to be experienced by our policyholders. In countries where the life expectancy is growing, this will need to be reflected in our pricing models as lower mortality rates will increase profitability of life insurance products but will reduce the returns on annuity products. We review our assumptions against our own experience and industry expectations. During 2008, 2009 and 2010 our results were not impacted by any major changes in mortality assumptions.

Economic conditions

Our results are affected by the levels of economic activity in our geographic markets and, consequently, by economic cycles in those markets. High levels of general economic activity typically result in high levels of demand for, and therefore sales of, our products and services. Economic activity in turn is affected by government monetary and fiscal policy as well as by global trading conditions and external shocks such as terrorist activity, war and oil price movements. During 2009 and 2010, we saw improved economic activity across our regions and although customers continued to prefer cash deposits, we saw movement towards investment products resulting in increased investment sales, primarily across Europe and Asia.

Capital and credit market conditions

An important part of our business involves investing client money and policyholders’ and shareholders’ funds across a wide range of financial investments, including equities, fixed income securities and properties. Our results are sensitive to volatility in the market value of these investments, either directly, because we bear some or all of the investment risk or indirectly, because we earn management fees for investments managed on behalf of policyholders. Investment market conditions also affect the demand for a substantial portion of our life insurance products. In general, rising equity price levels have a positive effect on the demand for equity-linked products, such as unit trusts and unit-linked life insurance products and conversely a negative effect on the demand for products offering fixed or guaranteed minimum rates of return. Declining equity price levels tend to have the opposite effects.

During 2010, the capital and credit markets showed substantial recoveries from the end of 2009 as market sentiment improved.

With-profits business

We write products through our with-profits funds mainly in our UK operating segment, with smaller funds in Ireland and Singapore. These funds enable policyholders to participate in a large pool of diverse investments, therefore reducing their exposure to individual securities or asset classes. The investment pool is managed by us with returns to with-profits policyholders paid through bonuses which are added to the value of their policy. In order to provide an element of stability in the returns to policyholders, bonuses are designed to reduce policyholders’ exposure to the volatility of investment returns over time and to provide an equitable share of surplus earned, depending on the investment and operating performance of the fund. Shareholders also have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

The level of bonuses declared to policyholders is influenced by the actual returns on investments and our expectation of future rates of return. While bonuses can never be negative, a predicted sustained fall in equity markets could lead to a reduction in annual and terminal bonus rates, and so reduce both policyholder returns and shareholders’ profit under IFRS. Over the early part of this decade, the combination of a decline in equity markets and the general outlook for lower interest rates led to reductions in annual bonus rates, and the corresponding shareholders’ share of profits. The subsequent recovery in equity markets over 2003—2007 led to a partial reversal of this trend. During 2008 and 2009 the worsening economic conditions impacted on UK bonus levels but the annual effect of this for both policyholders and shareholders was offset by the benefit from the one-off special bonus mentioned below. Improving investment returns over 2010 have increased bonus rates although the impact of smoothing inherent within bonus calculations means that this is not universal.

Shareholders’ profits arising on with-profits business under IFRS depend on the total bonuses declared to policyholders on an annual basis. A special bonus distribution was announced for policyholders of two of our UK with-profits funds, with the final payment made in 2010. This special bonus reflects the financial strength of those funds, and provided an uplift to IFRS profits in 2008, 2009 and 2010. The uplift in 2010 is approximately £58 million, net of tax.

General insurance and health underwriting cycle

Our general insurance and health business is comprised of our property and casualty insurance and health insurance operations. In 2010, general insurance accounted for 29% of Group net written premiums from continuing operations. Demand for general insurance is usually price-sensitive because of the limited degree of product differentiation inherent in the industry. As a result, the price of insuring property and casualty risks is subject to a cycle (called an underwriting cycle). In periods when the price of risk is high, the high profitability of selling insurance attracts new entrants and hence new capital into the market. Increased competition however drives prices down. Eventually the business becomes uneconomic and some industry players, suffering from losses, exit the market while others fail, resulting in lower capital invested within the market. Decreased competition leads to increasing prices, thereby repeating the cycle. Although our various general insurance markets are not always at the same stage of the underwriting cycle, price competition has been increasing within the UK and the rest of the world across most of our general insurance business lines in recent years. We are now seeing evidence of increased rating discipline in the UK resulting from volatile investment markets.

We expect the underwriting cycle to continue in the future but to be less pronounced than in the past because of structural changes to the industry over the past decade. Capital markets are imposing financial discipline by being increasingly more demanding about performance from insurance companies before extending new capital. Such discipline, together with the increased concentration of competitors within the market, recent natural disasters and the adoption of more scientific pricing methods is expected to make the underwriting cycle less pronounced in the future.

Natural and man-made disasters

Our general insurance and health business results are affected by the amount of claims we need to pay out which, in turn, can be subject to significant volatility depending on many factors, including natural and man-made disasters. Natural disasters arise from adverse weather, earthquakes and other such natural phenomena. Man-made disasters include accidents and intentional events, such as acts of terrorism. These events are difficult to predict with a high degree of accuracy, although they generally occur infrequently at a material level. Our exposure to large disasters has been somewhat reduced through the recent strategic refocusing of our general insurance business mainly towards personal lines business and small- to medium-sized commercial risks. Our costs in connection with natural and man-made disasters are also significantly mitigated by reinsurance arrangements with external parties such that our maximum exposure is limited to no more than approximately £300 million for a one in ten year event or £550 million for a one in one hundred year event. See ‘Financial Statements IFRS — Note 54 — Risk Management’ and ‘Financial Statements IFRS — Note 39 — Reinsurance Assets’ for further information on our reinsurance programme.

In 2008, Ireland and Canada incurred some weather-related losses and in 2009 the UK, Ireland and France were all impacted. In 2010 the UK was impacted by severe freezes in January, November and December.

Government policy and legislation

Changes in government policy and legislation applicable to our business in any of the markets in which we operate, particularly in the UK, may affect our results of operations. These include changes to the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and the regulation of solvency standards. Such changes may affect our existing and future business by, for example, causing customers to cancel existing policies, requiring us to change our range of products and services, forcing us to redesign our technology, requiring us to retrain our staff or increase our tax liability. As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties. Our regulated business is subject to extensive regulatory supervision both in the UK and internationally. For details please refer to the section ‘Shareholder information — Regulation’ (see Form 20-F 2010 for the year ended 31 December).

Exchange rate fluctuations

We publish our consolidated financial statements in pounds sterling. Due to our substantial non-UK operations, a significant portion of our operating earnings and net assets are denominated in currencies other than sterling, most notably the euro and the US dollar. As a consequence, our results are exposed to translation risk arising from fluctuations in the values of these currencies against sterling. Total foreign currency movements during 2010 resulted in a gain recognised in the income statement of £36 million (from continuing operations), a decrease from a £151 million (from continuing operations) gain in 2009.

We generally do not hedge foreign currency revenues, as we prefer to retain revenue locally in each business to support business growth, to meet local and regulatory market requirements and to maintain sufficient assets in local currency to match local currency liabilities.

Movements in exchange rates may affect the value of consolidated shareholders’ equity, which is expressed in sterling. Exchange differences taken to other comprehensive income arise on the translation of the net investment in foreign subsidiaries, associates and joint ventures. This aspect of foreign exchange risk is monitored centrally against limits that we have set to control the extent to which capital deployment and capital requirements are not aligned. We use currency borrowings and derivatives when necessary to keep currency exposures within these predetermined limits, and to hedge specific foreign exchange risks when appropriate; for example, in any acquisition or disposal activity. During 2010, sterling had strengthened in value against the euro, but marginally weakened against the dollar, resulting in a foreign currency gain in other comprehensive income of £55 million (2009: £666 million loss) (from continuing operations).

The impact of these fluctuations is limited to a significant degree, however, by the fact that revenues, expenses, assets and liabilities within our non-UK operations are generally denominated in the same currencies.

Acquisitions and disposals

Over the last three years we have engaged in a series of acquisitions and disposals, some of which have had a material impact on our results. These transactions reflect our strategic objectives of maximising value for our shareholders by building top five positions in key markets, withdrawing from lines of business or markets that do not offer the potential for market-leading positions and taking advantage of particular opportunities as they arise.

Activity in 2011

On 6 May 2011, the Group sold 25 million shares in Delta Loyd reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. Accordingly the Group has ceased to consolidate the results of Delta Lloyd in its financial statements.

The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ‘Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd for 2010 as well as those for the comparative periods have therefore been classified as discontinued operations.

In June 2011 Aviva announced the sale of RAC plc, with settlement of the sale concluding on the 30 September 2011. Proceeds of £1 billion were obtained and a profit of circa £0.6 billion was recorded as part of the third quarter results. As part of sale preparation the RAC Defined Benefit Pension scheme was transferred from RAC plc to AES in May 2011.

Activity in 2010

On 17 February 2010, we sold our 35% holding in Sogessur SA to that company’s main shareholder for a consideration of £35 million, realising a profit on disposal of £24 million.

On 24 February 2010, we acquired 100% of River Road Asset Management, a US equity manager, to support the expansion of Aviva Investors’ third-party institutional asset management business. The total consideration was estimated as £83 million (US$128 million).

On 31 December 2010 the Group entered into transactions with RBS Group plc (RBSG) and agreed that, with effect from 31 December 2010, the Group would take ownership of the back book of RBS Life in exchange for RBSG taking 100% ownership of RBS Collective. Separately, a new distribution agreement was signed between our UK Life business and RBSG, with the new structure providing more flexibility in our long-term business operations.

Activity in 2009

On 1 October 2009, we completed the sale of our Australian life and pension business and wealth management platform to the National Australia Bank for A$902 million (£443 million). The sale supports Aviva’s strategy of focusing on the key growth markets in Asia where leading positions can be achieved.

On 3 November 2009, we completed the Initial Public Offering (IPO) of approximately 42% of Delta Lloyd N.V. raising €1.1 billion (£1 billion). The IPO enabled Aviva to monetise part of its holding in Delta Lloyd, giving Aviva greater financial flexibility, including the option to explore balance sheet restructuring and further growth opportunities. It will also enhance the value and liquidity of Aviva’s retained stake in Delta Lloyd.

Continuing with the Group’s strategy to exit non-core operations, we disposed of the British School of Motoring Limited for a consideration of £4 million.

Activity in 2008

During 2008, we acquired subsidiaries in Ireland and Italy. The acquisition of UBI Vita in Italy provides us with a new bancassurance distribution channel and the acquisition of Vivas Group Limited in Ireland has enabled us to enter the Irish health insurance market. Total consideration for these acquisitions, including costs, was £189 million.

As part of our strategy to exit non-core operations, we disposed of HPI Limited and RAC Autowindscreens Limited in the UK and our life operations in Luxembourg. In addition, we disposed of our offshore administration operations. These offshore operations will continue to provide administration services to our UK, Irish and Canadian businesses under a master services agreement with the new owners. Consideration for these disposals was £126 million, realising a net profit on disposal of £7 million.

Reattribution of inherited estate

The ‘inherited estate’ refers to the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

The reattribution of our inherited estate completed on 1 October 2009 following the High Court’s approval of the offer in September and final approval by the Aviva plc and Aviva UK Life boards.

From a shareholder perspective the reattribution is expected to enhance the cash flow profile of Aviva’s UK life business and will bring significant financial benefits. In return for the £471 million paid to policyholders at the time of the deal, shareholders are expected to gain access to around £650 million of additional capital over five years, to fund new, non-profit business.

Basis of earnings by line of business

Our earnings originate from three main lines of business: our long-term insurance and savings business, which includes a range of life insurance and savings products; fund management, which manages funds on behalf of our long-term insurance and general insurance businesses, external institutions, pension funds and retail clients; and general insurance and health, which focuses on personal and commercial lines. These lines of business are present in our various operating segments to a greater or lesser extent. In the UK, we have major long-term insurance and savings businesses and general insurance businesses; in Europe we have long-term insurance and savings businesses in all countries in which we operate, large general insurance businesses in Ireland and smaller general insurance operations in several other countries; in North America we have a large long-term insurance and savings business in the US and a major general insurance business in Canada; in Asia Pacific we predominantly have long-term insurance and savings businesses. Our fund management businesses operate across all our four regions.

Long-term insurance and savings business

For most of our life insurance businesses, such as those in the UK and France, operating earnings are generated principally from our in-force books of business. Our in-force books consist of business written in prior years and on which we continue to generate profits for shareholders. Nevertheless new business written in these markets, with the exception of our UK with-profits business which is discussed below, has a significant direct effect on our operating earnings. Under IFRS, certain costs incurred in acquiring new business must be expensed thereby typically giving rise to a loss in the period of acquisition, though the degree of this effect will depend on the pricing structure of product offerings. In markets where we are experiencing strong growth, such as we have experienced in Spain, Italy, the US and Asia in recent years, current year sales have a more significant effect on current year operating earnings.

UK with-profits business

With-profits products are designed to pay policyholders smoother investment returns through a combination of annual bonuses and terminal bonuses. Shareholders’ profit emerges from this business in direct proportion to policyholder bonuses, as shareholders receive up to one-ninth of the value of each year’s bonus declaration to policyholders. Accordingly, the smoothing inherent in the bonus declarations provides for relatively stable annual shareholders’ profit from this business. The most significant factors that influence the determination of bonus rates are the return on the investments of the with-profits funds and expectations about future investment returns. Actual and expected investment returns are affected by, among other factors, the mix of investments supporting the with-profits fund, which in turn is influenced by the extent of the inherited estate within the with-profits fund.

The annual excess of premiums and investment return over operating expenses, benefit provisions and claims payments within our with-profits funds that is not distributed as bonuses and related shareholders’ profit, is transferred from the income statement to the unallocated divisible surplus. Conversely, if a shortfall arises one year, for example because of insufficient investment return, a transfer out of the unallocated divisible surplus finances bonus declarations and related shareholders’ profit.

The unallocated divisible surplus therefore consists of future (as yet undetermined) policyholder benefits, associated shareholders’ profit and the orphan estate. The orphan estate serves as working capital for our with-profits funds. It affords the with-profits fund a degree of freedom to invest a substantial portion of the funds’ assets in investments yielding higher returns than might otherwise be obtainable without being constrained by the need to absorb the cash-flow strain of writing large volumes of new business and the need to demonstrate solvency.

Other long-term insurance and savings business

Non-profit business falls mainly into two categories: investment type business and risk cover business. Investment type business, which accounts for most of our non-profit business, includes predominantly unit-linked life and pensions business, where the risk of investing policy assets is borne entirely by the policyholder. In addition investment type business also includes life and pensions business where the risk of investing policy assets is typically shared between policyholders and shareholders, subject to a minimum rate of investment return guaranteed to policyholders. Operating earnings arise from unit-linked business when fees charged to policyholders based on the value of the policy assets exceed costs of acquiring new business and administration costs. In respect of remaining investment type business, investment return generated from policy assets has an effect on operating earnings though this is often non-proportional. Finally in respect of all investment type business, shareholders bear the risk of investing shareholder capital in support of these operations.

Risk cover business includes term assurance, or term life insurance business. The risk of investing policy assets in this business is borne entirely by the shareholders. Operating earnings arise when premiums, and investment return earned on assets supporting insurance liabilities and shareholder capital, exceed claims costs, costs of acquiring new business and administration costs.

General insurance and health business

Operating earnings within our general insurance and health business arise when premiums, and investment return earned on assets supporting insurance liabilities and shareholder capital, exceed claims costs, costs of acquiring new business and administration costs.

Fund management

Fund management operating earnings consist of fees earned for managing policyholder funds and external retail and institutional funds on behalf of clients, net of operating expenses. Arrangements for the management of proprietary funds are conducted on an arm’s length basis between our fund management and insurance businesses. Such arrangements exist mainly in the UK, France, Ireland, US and Canada. Proprietary insurance funds in other countries are externally managed.

Other business

Other business includes our operations other than insurance and fund management. This primarily consists of our roadside recovery operation in the UK.

Financial highlights

The following analysis is based on our consolidated financial statements and should be read in conjunction with those statements. In order to fully explain the performance of our business, we discuss and analyse the results of our business in terms of certain financial measures which are based on IFRS ‘non-GAAP measures’ which we use for internal monitoring and for executive remuneration purposes. We review these in addition to GAAP measures such as profit before and after tax.

Non-GAAP measures

Sales

The total sales of the Group consist of long-term insurance and savings new business sales and general insurance and health net written premiums. We classify our long-term insurance and savings new business sales into the following categories:

Long-term insurance and savings new business sales

Sales of the long-term insurance and savings business consist of:

Covered business or life, pensions and savings products:

•             Insurance and participating investment business

•           This includes traditional life insurance, annuity business and with-profits business.

•           There is an element of insurance risk borne by the group therefore, under IFRS, these are reported within net written premiums.

•             Non-participating investment business.

•           This includes unit-linked business and pensions business

•           The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited

•           For new business reporting in the UK, companies continue to report non-participating investment business within their ‘covered business’ sales, in line with the historic treatment under UK GAAP.

Non-covered business or investment sales:

•             These include retail sales of mutual fund type products such as unit trusts and OEICs.

•             There is no insurance risk borne by the Group therefore under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited.

•             These have never been treated as ‘covered business’ for long-term insurance and savings reporting so we show these separately as investment sales.

Sales is a non-GAAP financial measure and key performance indicator that we report to our key decision makers in the businesses in order to assess the value of new business from our customers and compare performance across the markets in which we operate. We consider sales to be a critical indicator of new business, and is the basis on which we provide analysis of our results to our shareholders and analysts. The non-GAAP measure of sales is also used internally in the determination of bonus awards as an executive performance measure.

For our general insurance and health business we report sales based on IFRS net written premiums.

For long-term insurance and savings new business, we define sales as the sum of the present value of new business premiums (PVNBP) of life, pension and savings products and investment sales.

PVNBP is equal to total single premium sales received in the year plus the discounted value of annual premiums expected to be received over the terms of newly incepted contracts and is calculated as at the date of sale. We adjust annual premiums to reflect the expected stream of business coming from this new business over future years. In the view of management this performance measure better recognises the relative economic value of regular premium contracts compared to single premium contracts. PVNBP is a European insurance industry standard measure of new business.

For our long-term insurance and savings business, we believe that sales is an important measure of underlying performance and a better measure for new business than IFRS net written premiums. We consider the use of sales over IFRS net written premiums provides:

•             Consistent treatment of long-term insurance and investment contracts: IFRS net written premiums do not include deposits received on non-participating investment contracts. Long-term insurance contracts and participating investment contracts also contain a deposit component, which are included in IFRS net written premiums, in addition to an insurance risk component. Therefore, to appropriately assess the revenue generated on a consistent basis between types of contracts, we evaluate the present value of new business sales of long-term insurance and investment products on the basis of total premiums and deposits collected, including sales of mutual fund type products such as unit trusts and OEICs.

•             Better reflection of the relative economic value of regular premium contracts compared to single premium contracts: Sales recognise the economic value of all expected contractual cash flows for regular premium contracts in the year of inception, whereas IFRS net written premiums only recognise premiums received in the year.

•             Better reflection of current management actions in the year: IFRS net written premiums include premiums on regular premium contracts, which incepted in prior years, and therefore reflect the actions of management in prior years.

In comparison to IFRS net written premiums, sales do not include premiums received from contracts in-force at the beginning of the year, even though these are a source of IFRS revenue, as these have already been recognised as sales in the year of inception of the contract. In addition, unlike IFRS net written premiums, sales do not reflect the effect on premiums of any increase or decrease in persistency of regular premium contracts compared to what was assumed at the inception of the contract.

PVNBP is not a substitute for net written premiums as determined in accordance with IFRS. Our definition of sales may differ from similar measures used by other companies, and may change over time.

General insurance and health sales

General insurance and health sales are defined as IFRS net written premiums, being those premiums written during the year net of amounts reinsured with third parties, as set out in the segmental analysis of results in ‘Financial Statements IFRS — Note 4 — Segmental information’. For sales reporting, we use the GAAP measure for general insurance and health business.

The table below presents our consolidated sales for the years ended 31 December 2010, 2009 and 2008 for our continuing operations, as well as the reconciliation of sales to net written premiums in IFRS.

	2010 £m	2009 £m	2008 £m
Long-term insurance and savings new business sales	33,567	31,546	35,839
General insurance and health sales	8,522	8,030	8,859
Total sales	42,089	39,576	44,698
Less: Effect of capitalisation factor on regular premium long-term business	(6,378)	(6,883)	(8,315)
Share of long-term new business sales from JVs and associates	(1,446)	(1,277)	(1,062)
Annualisation impact of regular premium long-term business	(431)	(454)	(558)
Deposits taken on non-participating investment contracts and equity release contracts	(3,803)	(3,481)	(8,134)
Retail sales of mutual fund type products (investment sales)	(3,387)	(3,208)	(3,691)
Add: IFRS gross written premiums from existing long-term business	4,410	5,185	6,568
Less: long-term insurance and savings business premiums ceded to reinsurers	(983)	(1,685)	(1,024)
Total IFRS net written premiums	30,071	27,773	28,482
Analysed as:
Long-term insurance and savings net written premiums	21,549	19,743	19,623
General insurance and health net written premiums	8,522	8,030	8,859
	30,071	27,773	28,482

•             Effect of capitalisation factor on regular premium long-term business:

PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the year plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discounted value of regular premiums is calculated using the market consistent embedded value methodology proposed by the CFO Forum Principles.

The discounted value reflects the expected income streams over the life of the contract, adjusted for expected levels of persistency, discounted back to present value. The discounted value can also be expressed as annualised regular premiums multiplied by a weighted average capitalisation factor (WACF). The WACF varies over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

•             Share of long-term new business sales from joint ventures and associates:

Total long-term new business sales include our share of sales from joint ventures and associates. Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.

•             Annualisation impact of regular premium long- term business:

As noted above, the calculation of PVNBP includes annualised regular premiums. The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.

•             Deposits taken on non-participating investment contracts and equity release contracts:

Under IFRS, non-participating investment contracts are recognised on the statement of financial position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the income statement. Only the margin earned is recognised in the income statement.

•             Retail sales of mutual fund type products (investment sales):

Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as ‘fees and commissions received’ and are not included in statutory premiums.

•             IFRS gross written premiums from existing long-term business:

The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review while the IFRS income statement includes premiums received from all business, both new and existing.

Adjusted operating profit

We report to our chief operating decision makers in the businesses the results of our operating segments using a financial performance measure we refer to herein as ‘adjusted operating profit’. We define our segment adjusted operating profit as profit before income taxes and non-controlling interests in earnings, excluding the following items: investment return variances and economic assumption changes on long-term and non-long-term business, impairment of goodwill, amortisation and impairment of other intangibles (excluding the acquired value of in-force business), profit or loss on the disposal of subsidiaries and associates, integration and restructuring costs and exceptional items.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of adjusted operating profit enhances the understanding and comparability of the underlying performance of our segments by highlighting net income attributable to ongoing segment operations.

Adjusted operating profit for long-term insurance and savings business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. The expected rate of return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification. Where assets are classified as fair value through profit and loss, expected return is based on the same assumptions used under embedded value principles for fixed income securities, equities and properties. Where fixed interest securities are classified as available for sale, such as in the US, the expected return comprises interest or dividend payments and amortisation of the premium or discount at purchase. Adjusted operating profit includes the effect of variances in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed as non-operating items.

Adjusted operating profit for non-long-term insurance business is based on expected investment returns on financial investments backing shareholder funds over the period. Expected investment returns are calculated for equities and properties by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of return. This rate of return is the same as that applied for the long-term business expected returns. The longer-term return for other investments is the actual income receivable for the period. Changes due to market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, are disclosed as non-operating items. The impact of changes in the discount rate applied to claims provisions is also treated outside adjusted operating profit.

Adjusted operating profit is not a substitute for profit before income taxes and non-controlling interests in earnings or net income as determined in accordance with IFRS. Our definition of adjusted operating profit may differ from similar measures used by other companies, and may change over time.

The table below presents our consolidated adjusted operating profit for 31 December 2010, 2009 and 2008, as well as the reconciliation of adjusted operating profit to profit before tax attributable to shareholders’ profits under IFRS.

	2010 £m	2009 £m	2008 £m
	Continuing Operations	Continuing Operations	Continuing Operations
United Kingdom	1,411	1,165	1,377
Europe	910	826	855
North America	376	213	149
Asia Pacific	31	77	36
Aviva Investors	97	115	114
Other	(799)	(744)	(520)
Adjusted operating profit	2,026	1,652	2,011
Add back adjusting items:
Investment return variances and economic assumption changes on long-term insurance business	(219)	273	(1,703)
Short-term fluctuation in return on investments on non-long-term business	(199)	118	(467)
Economic assumption changes on general insurance and health business	(61)	57	(94)
Impairment of goodwill	(23)	(61)	(16)
Amortisation and impairment of intangibles	(193)	(125)	(95)
Profit on the disposal of subsidiaries and associates	163	122	(8)
Integration and restructuring costs	(225)	(286)	(303)
Exceptional items	276	45	(425)
Profit/(loss) before tax attributable to shareholders’ profits	1,545	1,795	(1,100)

Consolidated results of operations

The table below presents our consolidated sales for continuing operations for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
United Kingdom	16,385	14,261	18,756
Europe	16,840	16,258	15,127
North America	6,686	6,345	7,316
Asia Pacific	2,178	2,712	3,499
Total sales	42,089	39,576	44,698

The table below presents our consolidated income statement under IFRS for the years ended 31 December 2010, 2009 and 2008.

	2010 £m	2009 £m	2008 £m
	Continuing Operations	Continuing Operations	Continuing Operations
Income
Gross written premiums	31,805	30,208	30,227
Premiums ceded to reinsurers	(1,734)	(2,435)	(1,745)
Premiums written net of reinsurance	30,071	27,773	28,482
Net change in provision for unearned premiums	(73)	553	295
Net earned premiums	29,998	28,326	28,777
Fee and commission income	1,450	1,563	1,679
Net investment income/(expense)	18,749	21,910	(17,695)
Share of profit/(loss) of joint ventures and associates	141	(463)	(1,101)
Profit on the disposal of subsidiaries and associates	163	122	(8)
	50,501	51,458	11,652
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(24,918)	(23,982)	(25,222)
Change in insurance liabilities, net of reinsurance	(6,608)	(4,234)	4,729
Change in investment contract provisions	(8,693)	(10.946)	10,507
Change in unallocated divisible surplus	362	(1,479)	4,452
Fee and commission expense	(5,433)	(3,953)	(3,941)
Other expenses	(2,573)	(4,078)	(3,481)
Finance costs	(699)	(774)	(864)
	(48,562)	(49,446)	(13,820)
Profit/(loss) before tax	1,939	2,012	(2,168)
Tax attributable to policyholders’ returns	(394)	(217)	1,068
Profit/(loss) before tax attributable to shareholders’ profits	1,545	1,795	(1,100)

Sales (from continuing operations)

Year ended 31 December 2010

Sales in 2010 were £42,089 million, an increase of £2,513 million, or 6% from £39,576 million in 2009. Sales in the UK increased for both long-term insurance and savings (19% increase on 2009) and general insurance and health (6% increase on 2009). Europe sales were slightly higher at £16,840 million (2009: £16,258 million) with lower sales in Poland and Spain and offsetting growth in Italy and Other Europe. North America long-term insurance and savings sales increased by 4%, or £183 million, and general insurance sales increased by 9%, or £158 million. Sales in Asia Pacific decreased to £534 million, or 20%, with the impact of the sale of the Australian life business in 2009 more than offsetting growth in other Asian markets.

Year ended 31 December 2009

Sales in 2009 were £39,576 million, a decrease of £5,122 million, or 11%, from £44,698 million in 2008. All regions reported a decrease in sales in 2009 apart from Europe. Long-term insurance and savings and general insurance and health sales decreased by 24% in the UK with Europe reporting an increase of 8% in long-term insurance and savings sales offset by a decrease in general insurance and health sale~~s~~. In North America long-term insurance and savings sales decreased by £1,170 million, offset by a 12% increase in general insurance sales. Asia Pacific reported a decrease in sales of 22% mainly attributable to the sale of the Australian business on 1 October 2009.

Income (from continuing operations)

Year ended 31 December 2010

Net written premiums in 2010 were £31,805 million, an increase of £1,597 million, or 5%, from £30,208 million in 2009. All regions reported increases on 2009 levels. General and health insurance increased by 6% on 2009, and life insurance and savings increased by 5%, fuelled by strong annuity sales in the UK. Europe reported a £586 million increase in net written premiums over 2009, whilst North America and Asia showed increases in net written premiums of 4% (£267 million) and 20% (£124 million).

Year ended 31 December 2009

Net written premiums in 2009 were £30,208 million, a decrease of £69 million, or 0.2%, from £30,227 million in 2008. General insurance and health reported a decrease in net written premiums primarily in the UK where there was a 22% decrease in general insurance and health net written premiums. Long-term insurance recorded an increase of 6% with a decline in the UK offset by an increase in Europe. Europe reported a 35% increase in net written premiums with both North America and Asia Pacific reporting a decrease in net written premiums of 2% and 11% respectively.

Net investment income (from continuing operations)

Year ended 31 December 2010

Net investment income for the year was £18,749 million, a decrease of £3,161 million (2009: £21,910 million). Investment returns were generally lower than in 2009, with lower unrealised gains on investments in 2010 and improved fair value adjustments on investment properties.

Year ended 31 December 2009

Net investment income for the year was £21,910 million, an increase of £39,605 million (2008: £17,695 million loss). During 2009, investment markets across the regions in which we operated improved significantly from the falls in property and equity markets that were experienced in 2008.

Other income (from continuing operations)

Year ended 31 December 2010

Other income (which consists of fee and commission income, share of profit/(loss) after tax of joint ventures and associates, and profit on disposal of subsidiaries and associates) increased by £532 million to £1,754 million in 2010 (2009: £1,222 million). The increase was primarily due to improved financial performance by joint ventures and associates, with the share of profit in the year being £141 million against a loss in 2009 of £463 million.

Year ended 31 December 2009

Other income (which consists of fee and commission income, share of (loss)/profit after tax of joint ventures and associates, and profit/(loss) on disposal of subsidiaries and associates) increased by £652 million to £1,222 million in 2009 (2008: £570 million). Profit/(loss) on disposal of subsidiaries and associates includes the sale of our Australian long-term insurance and savings business resulting in a profit of £122 million. The loss after tax of joint ventures and associates was £463 million, an increase on 2008 of £638 million from increasing property values from our property partnerships.

Expenses (from continuing operations)

Year ended 31 December 2010

Claims and benefits paid net of reinsurance in 2010 were £24,918 million, an increase of £936 million over 2009 (2009: £23,982 million) reflecting the overall growth of the portfolio and surrender values. This included a marginal decrease in claims payments to general insurance and health policyholders.

Changes in insurance liabilities in 2010 were a charge of £6,608 million, an increase of £2,374 million on the prior year (2009: £4,234 million charge). This was primarily due to changes in economic and non-economic assumptions.

The change in investment contract provision of £8,693 million charge (2009: £10,946 million charge) was a result of improved investment markets across our regions resulting in increases in our contract liabilities.

The change in unallocated divisible surplus (UDS) of £362 million credit (2009: £1,479 million charge) reflects rising government bond yields in Italy, Spain and Ireland in the fourth quarter of 2010.

Fee and commission expense, other expenses and finance costs of £8,705 million decreased by £100 million from £8,805 million in 2009. Increased fee and commission expenses were offset by lower other expenses, impairment charges and finance costs: see ‘Financial Statements IFRS — Note 6 — Details of expenses’.

Year ended 31 December 2009

Claims and benefits paid in 2009 were £23,982 million, a decrease of £1,240 million (2008: £25,222 million). The decrease in claims and benefits paid were a result of a fall in surrenders during the year.

Changes in insurance liabilities in 2009 were a charge of £4,234 million, an increase of £8,963 million (2008: £4,729 million credit). The unfavourable movement was a result of new business provisions and the impact of the euro against sterling.

The change in investment contract provisions of £10,946 million charge (2008: £10,507 million credit) was a result of improved investment markets across our regions resulting in increases in our contract liabilities and the impact of the euro against sterling.

Unallocated divisible surplus charge of £1,479 million (2008: £4,452 million credit) reflects the narrowing of investment spread on participating assets and related liabilities. In 2008, a negative balance in Spain created a charge of £203 million of which £159 million was reversed in 2009.

Fee and commission expense, other expenses and finance costs of £8,805 million increased by £519 million or 6% from £8,286 million in 2008. Lower staff costs and impairment charges were offset by higher exceptional costs following the reattribution of the inherited estate in the UK — see ‘Financial Statements IFRS — Note 6 — Details of expenses’.

Profit/(loss) before tax attributable to shareholders’ profits (from continuing operations)

Year ended 31 December 2010

Profit before tax attributable to shareholders in 2010 was £1,939 million against a profit of £2,012 million in 2009. The decrease was primarily due to the drop in net investment income, which was partially offset by an increase in premiums and a decrease in expenses.

Year ended 31 December 2009

Profit before tax attributable to shareholders in 2009 was £2,012 million against a loss of £2,168 million in 2008. The increase was primarily due to favourable investment performance in 2009 which more than offset the decrease in premiums and increase in expenses as discussed above.

Adjusting items (from continuing operations)

Year ended 31 December 2010

The long-term insurance and savings business investment variances and economic assumption change was a £219 million charge (2009: £273 million gain) driven by a reversal of Aviva Europe’s position going from a £194 million gain in 2009 to a £154 million charge in 2010 as economic conditions worsened.

The short-term fluctuations and economic assumption changes on the non-life business were a £260 million charge (2009: £175 million credit). This was due to unfavourable market movements in a number of our regions.

Impairment of goodwill was £23 million in 2010 (2009: £61 million). The current year charge primarily related to an impairment recognised in an Italian associate and £9 million against Taiwan.

Amortisation of intangibles increased by £68 million to £193 million in 2010 (2009: £125 million) due to a £66 million higher amortisation charge recognised in UK Life relating to an accelerated amortisation period for certain assets.

Profit on disposal of subsidiaries and associates was £163 million (2009: £122 million). The profit comprises principally of a £128 million profit in relation to the transaction with RBSG, as described in note 3 to the IFRS financial statements.

Integration and restructuring costs for 2010 were £225 million (2009: £286 million). 2010 costs include expenditure on restructuring programmes across the Group of £123 million; costs in relation to the European ‘Quantum Leap’ transformation programme of £40 million; and costs associated with preparing the businesses for Solvency II implementation amounted to £59 million.

Exceptional items in 2010 were £276 million favourable (2009: £45 million favourable). This included a net gain on the closure of the UK pension schemes of £286 million.

Year ended 31 December 2009

The long-term insurance and savings business investment variances and economic assumption changes on long-term insurance business was a gain of £273 million (2008: £1,703 million charge). The favourable change was driven by positive market movements across our regions and the inclusion in 2008 of a £550 million provision for credit defaults in the UK.

The short-term fluctuations and economic assumption changes on the non-life business were a £118 million credit (2008: £467 million charge). Favourable market movements across our regions were the primary driver for the change in the current year result.

Impairment of goodwill was £61 million in 2009 (2008: £16 million) driven by impairments in our UK life business and on an Italian associate.

Amortisation of intangibles increased by £30 million to £125 million in 2009 (2008: £95 million) on higher levels of bancassurance and other distribution agreements held within the Group.

Profit on disposal of subsidiaries and associates were £122 million. The profit comprises £122 million from the sale of our Australian life and pensions business.

Integration and restructuring costs for 2009 were £286 million (2008: £303 million). This included £210 million for the cost savings initiatives in the UK life and general insurance businesses and Europe, which have delivered £170 million, annualised cost savings in the year.

Exceptional items for 2009 amounted to £45 million favourable (2008: £425 million adverse). This included an exceptional gain resulting from the reattribution of the inherited estate offset by strengthening of reserves in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago and the migration of all remaining local brands to the single global Aviva brand, which has been implemented over the two-year period 2008 to 2009.

Adjusted operating profit (from continuing operations)

Year ended 31 December 2010

Adjusted operating profit increased by £374 million, or 23%, to £2,026 million (2009: £1,652 million) for the reasons set out above.

Year ended 31 December 2009

Adjusted operating profit decreased by £359 million, or 18%, to £1,652 million (2008: £2,011 million) for the reasons set forth above.

Financial statements IFRS

Auditors report

The Board of Directors and Shareholders of Aviva plc

We have audited the accompanying consolidated statements of financial position of Aviva plc and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Aviva plc’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aviva plc and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2(b) to the consolidated financial statements, Aviva plc changed the classification of cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control as a result of retrospective adoption of the amendments to IAS 7 ‘Statement of Cash Flows’, effective January 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aviva plc’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 10 November 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, United Kingdom

10 November 2011

Accounting policies

Aviva plc (the ‘Company’), a public limited company incorporated and domiciled in the United Kingdom (UK), together with its subsidiaries (collectively, the ‘Group’ or ‘Aviva’) transacts life assurance and long-term savings business, fund management and most classes of general insurance and health business through its subsidiaries, associates and branches in the UK, Ireland, continental Europe, United States (US), Canada, Asia, Australia and other countries throughout the world.

The Group is managed on a regional basis, reflecting the management structure whereby a member of the Executive Management team is accountable to the group chief executive for the operating segment for which he is responsible. Further details of the reportable segments are given in note 4.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(A) Basis of presentation

Since 2005, all European Union listed companies have been required to prepare consolidated financial statements using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The date of transition to IFRS was 1 January 2004. In addition to fulfilling their legal obligation to comply with IFRS as adopted by the European Union, the Group and Company have also complied with IFRS as issued by the International Accounting Standards Board and applicable at 31 December 2010.

In 2008, the IASB issued revised versions of IFRS 3, Business Combinations, and IAS 27, Consolidated and Separate Financial Statements. The former introduced a number of changes in accounting for such transactions that impact the amount of goodwill recognised, the reported results in the period an acquisition occurs and future reported results. The latter now requires a change in the ownership interest of a subsidiary (without loss of control) to be accounted for as an equity transaction, rather than giving rise to goodwill or a gain or loss. Consequential amendments were made to IAS 7, Statement of Cash Flows, IAS 12, Income Taxes, IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures.

During 2008 and 2009, the IASB also issued amendments to IFRS 1, First Time Adoption of IFRS, IFRS 2, Share-Based Payment, IAS 39, Financial Instruments: Recognition and Measurement and the results of its annual improvements project. IFRIC interpretation 17, Distributions of Non-cash Assets to Owners, issued in 2008, has also been endorsed by the EU.

These are all applicable for the first time in the current accounting period and are now reflected in the Group’s financial reporting, with no material impact other than on presentation as described in note 2(b).

Further amendments to IFRS 1, IAS 24, Related Party Disclosures, and IAS 32, Financial Instruments — Presentation, and the results of its next annual improvements project have been issued and endorsed by the EU, while other amendments to IFRS 1, IFRS 7, Financial Instruments — Disclosures, and IAS 12 have been issued but have not yet been so endorsed. These are applicable prospectively for accounting periods commencing 1 February 2010 or later, and are therefore not applicable for the current accounting period. On adoption, they will not have any material impact on the Group’s financial reporting.

In 2009, the IASB issued IFRS 9, Financial Instruments — Classification and Measurement, followed by additional requirements on accounting for financial liabilities in 2010. These are the first two parts of a replacement standard for IAS 39. They are applicable prospectively for accounting periods commencing 1 January 2013 or later, and are therefore not applicable for the current accounting period. IFRS 9 has not yet been endorsed by the EU but, on adoption, will require us to review the classification of certain financial instruments while allowing us to retain fair value measurement as we deem necessary. We have not yet completed our assessment of its impact.

IFRIC interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, and an amendment to interpretation 14, IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, were issued during 2008 and 2009 and have been endorsed by the EU. These are applicable prospectively for accounting periods commencing 1 July 2010 or later, and are therefore not applicable for the current accounting period. On adoption, they will not have any impact on our financial reporting.

In accordance with IFRS 4, Insurance Contracts, the Group has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards. Further details are given in policy E below.

Items included in the financial statements of each of the Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in sterling, which is the Company’s functional and presentation currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m). As supplementary information, consolidated financial information is also presented in euros.

The separate financial statements of the Company are on pages 262 to 270 of the annual accounts presented on 20-F for 2010

(B) Critical accounting policies and the use of estimates

The preparation of financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the consolidated financial statements.

Critical accounting policies

The major areas of judgement on policy application are considered to be over whether Group entities should be consolidated (set out in policy C), on product classification (set out in policy E) and in the classification of financial investments (set out in policy R).

The loss of control of Delta Lloyd in May 2011, and its classification as a discontinued operation in the current and preceding years, is discussed in notes 2 (c) and 3(d)(iii).

Use of estimates

All estimates are based on management’s knowledge of current facts and circumstances, assumptions based on that knowledge and their predictions of future events and actions. Actual results may differ from those estimates, possibly significantly.

The table below sets out those items we consider particularly susceptible to changes in estimates and assumptions, and the relevant accounting policy.

Item	Accounting policy
Insurance and participating investment contract liabilities	E&J
Goodwill, AVIF and intangible assets	M
Fair values of financial investments	R
Impairment of financial investments	R
Fair value of derivative financial instruments	S
Deferred acquisition costs and other assets	V
Provisions and contingent liabilities	Y
Pension obligations	Z
Deferred income taxes	AA

(C) Consolidation principles

Subsidiaries

Subsidiaries are those entities (including special purpose entities) in which the Group, directly or indirectly, has power to exercise control over financial and operating policies in order to gain economic benefits. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are excluded from consolidation from the date the Group no longer has effective control. All inter-company transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated.

From 1 January 2004, the date of first time adoption of IFRS, the Group is required to use the acquisition method of accounting to account for the acquisition of subsidiaries. Under this method, the cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see policy M below). Any surplus of the acquirer’s interest in the subsidiary’s net assets over the cost of acquisition is credited to the income statement.

For business combinations for which the acquisition date is on or after 1 January 2010, the Group is required to use the acquisition method of accounting. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Group has the option to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. The excess of the consideration transferred over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Acquisition-related costs incurred are expensed as incurred. Transactions that do not result in a loss of control are treated as equity transactions with non-controlling interests.

Merger accounting and the merger reserve

Prior to 1 January 2004, certain significant business combinations were accounted for using the ‘pooling of interests method’ (or merger accounting), which treats the merged groups as if they had been combined throughout the current and comparative accounting periods. Merger accounting principles for these combinations gave rise to a merger reserve in the consolidated statement of financial position, being the difference between the nominal value of new shares issued by the Parent Company for the acquisition of the shares of the subsidiary and the subsidiary’s own share capital and share premium account. These transactions have not been restated, as permitted by the IFRS 1 transitional arrangements.

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the UK Companies Act 1985 and, from 1 October 2009, the UK Companies Act 2006.

Investment vehicles

In several countries, the Group has invested in a number of specialised investment vehicles such as Open-ended Investment Companies (OEICs) and unit trusts. These invest mainly in equities, bonds, cash and cash equivalents, and properties, and distribute most of their income. The Group’s percentage ownership in these vehicles can fluctuate from day to day according to the Group’s and third-party participation in them. Where Group companies are deemed to control such vehicles, with control determined based on an analysis of the guidance in IAS 27 and SIC 12, they are consolidated, with the interests of parties other than Aviva being classified as liabilities. These appear as ‘Net asset value attributable to unitholders’ in the consolidated statement of financial position. Where the Group does not control such vehicles, and these investments are held by its insurance or investment funds, they do not meet the definition of associates (see below) and are, instead, carried at fair value through profit and loss within financial investments in the consolidated statement of financial position, in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

As part of their investment strategy, the UK and certain European long-term business policyholder funds have invested in a number of property limited partnerships (PLPs), either directly or via property unit trusts (PUTs), through a mix of capital and loans. The PLPs are managed by general partners (GPs), in which the long-term business shareholder companies hold equity stakes and which themselves hold nominal stakes in the PLPs. The PUTs are managed by a Group subsidiary.

Accounting for the PUTs and PLPs as subsidiaries, joint ventures or other financial investments depends on the shareholdings in the GPs and the terms of each partnership agreement. Where the Group exerts control over a PLP, it has been treated as a subsidiary and its results, assets and liabilities have been consolidated. Where the partnership is managed by a contractual agreement such that no party exerts control, notwithstanding that the Group’s partnership share in the PLP (including its indirect stake via the relevant PUT and GP) may be greater than 50%, such PUTs and PLPs have been classified as joint ventures. Where the Group holds minority stakes in PLPs, with no disproportionate influence, the relevant investments are carried at fair value through profit and loss within financial investments.

Associates and joint ventures

Associates are entities over which the Group has significant influence, but which it does not control. Generally, it is presumed that the Group has significant influence if it has between 20% and 50% of voting rights. Joint ventures are entities whereby the Group and other parties undertake an economic activity which is subject to joint control arising from a contractual agreement. In a number of these, the Group’s share of the underlying assets and liabilities may be greater than 50% but the terms of the relevant agreements make it clear that control is not exercised. Such jointly controlled entities are referred to as joint ventures in these financial statements.

Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the associates and joint ventures. Losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred between entities.

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under this method, the cost of the investment in a given associate or joint venture, together with the Group’s share of that entity’s post-acquisition changes to shareholders’ funds, is included as an asset in the consolidated statement of financial position. As explained in policy M, the cost includes goodwill identified on acquisition. The Group’s share of their post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. Equity accounting is discontinued when the Group no longer has significant influence or joint control over the investment.

If the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the undertaking, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the entity.

The Company’s investments

In the Company statement of financial position, subsidiaries and joint ventures are stated at their fair values, estimated using applicable valuation models underpinned by the Company’s market capitalisation. These investments are classified as available for sale (AFS) financial assets, with changes in their fair value being recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.

(D) Foreign currency translation

Income statements and cash flows of foreign entities are translated into the Group’s presentation currency at average exchange rates for the year while their statements of financial position are translated at the year-end exchange rates. Exchange differences arising from the translation of the net investment in foreign subsidiaries, associates and joint ventures, and of borrowings and other currency instruments designated as hedges of such investments, are recognised in other comprehensive income and taken to the currency translation reserve within equity. On disposal of a foreign entity, such exchange differences are transferred out of this reserve and are recognised in the income statement as part of the gain or loss on sale. The cumulative translation differences were deemed to be zero at the transition date to IFRS.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

Translation differences on debt securities and other monetary financial assets measured at fair value and designated as held at fair value through profit or loss (FV) (see policy R) are included in foreign exchange gains and losses in the income statement. For monetary financial assets designated as AFS, translation differences are calculated as if they were carried at amortised cost and so are recognised in the income statement, whilst foreign exchange differences arising from fair value gains and losses are recognised in other comprehensive income and included in the investment valuation reserve within equity. Translation differences on non-monetary items, such as equities which are designated as FV, are reported as part of the fair value gain or loss, whereas such differences on AFS equities are included in the investment valuation reserve.

(E) Product classification

Insurance contracts are defined as those containing significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance, at the inception of the contract. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. Contracts can be reclassified as insurance contracts after inception if insurance risk becomes significant. Any contracts not considered to be insurance contracts under IFRS are classified as investment contracts.

Some insurance and investment contracts contain a discretionary participating feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts.

As noted in policy A above, insurance contracts and participating investment contracts in general continue to be measured and accounted for under existing accounting practices at the later of the date of transition to IFRS or the date of the acquisition of the entity, in accordance with IFRS 4. Accounting for insurance contracts in UK companies is determined in accordance with the Statement of Recommended Practice issued by the Association of British Insurers, the most recent version of which was issued in December 2005 and amended in December 2006. In certain businesses, the accounting policies or accounting estimates have been changed, as permitted by IFRS 4 and IAS 8 respectively, to remeasure designated insurance liabilities to reflect current market interest rates and changes to regulatory capital requirements. When accounting policies or accounting estimates have been changed, and adjustments to the measurement basis have occurred, the financial statements of that year will have disclosed the impacts accordingly.

One such example is our adoption of Financial Reporting Standard 27, Life Assurance, (FRS 27) which was issued by the UK’s Accounting Standards Board (ASB) in December 2004. Aviva, along with other major insurance companies and the ABI, signed a Memorandum of Understanding with the ASB, under which we voluntarily agreed to adopt in full the standard from 2005 in the Group’s IFRS financial statements. FRS 27 adds to the requirements of IFRS but does not vary them in any way. The additional requirements of FRS 27 are detailed in policy J below and in note 53.

(F) Premiums earned

Premiums on long-term insurance contracts and participating investment contracts are recognised as income when receivable, except for investment-linked premiums which are accounted for when the corresponding liabilities are recognised. For single premium business, this is the date from which the policy is effective. For regular premium contracts, receivables are recognised at the date when payments are due. Premiums are shown before deduction of commission and before any sales-based taxes or duties. Where policies lapse due to non-receipt of premiums, then all the related premium income accrued but not received from the date they are deemed to have lapsed is offset against premiums.

General insurance and health premiums written reflect business incepted during the year, and exclude any sales-based taxes or duties. Unearned premiums are those proportions of the premiums written in a year that relate to periods of risk after the statement of financial position date. Unearned premiums are calculated on either a daily or monthly pro rata basis. Premiums collected by intermediaries, but not yet received, are assessed based on estimates from underwriting or past experience, and are included in premiums written.

Deposits collected under investment contracts without a discretionary participating feature (non-participating contracts) are not accounted for through the income statement, except for the fee income (covered in policy G) and the investment income attributable to those contracts, but are accounted for directly through the statement of financial position as an adjustment to the investment contract liability.

(G) Other investment contract fee revenue

Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services. The fees may be for fixed amounts or vary with the amounts being managed, and will generally be charged as an adjustment to the policyholder’s balance. The fees are recognised as revenue in the period in which they are collected unless they relate to services to be provided in future periods, in which case they are deferred and recognised as the service is provided.

Initiation and other ‘front-end’ fees (fees that are assessed against the policyholder balance as consideration for origination of the contract) are charged on some non-participating investment and investment fund management contracts. Where the investment contract is recorded at amortised cost, these fees are deferred and recognised over the expected term of the policy by an adjustment to the effective yield. Where the investment contract is measured at fair value, the front-end fees that relate to the provision of investment management services are deferred and recognised as the services are provided.

(H) Other fee and commission income

Other fee and commission income consists primarily of fund management fees, income from the RAC’s non-insurance activities, distribution fees from mutual funds, commissions on reinsurance ceded, commission revenue from the sale of mutual fund shares and transfer agent fees for shareholder record keeping. Reinsurance commissions receivable are deferred in the same way as acquisition costs, as described in policy V. All other fee and commission income is recognised as the services are provided.

(I) Net investment income

Investment income consists of dividends, interest and rents receivable for the year, movements in amortised cost on debt securities, realised gains and losses, and unrealised gains and losses on FV investments (as defined in policy R). Dividends on equity securities are recorded as revenue on the ex-dividend date. Interest income is recognised as it accrues, taking into account the effective yield on the investment. It includes the interest rate differential on forward foreign exchange contracts. Rental income is recognised on an accruals basis.

A gain or loss on a financial investment is only realised on disposal or transfer, and is the difference between the proceeds received, net of transaction costs, and its original cost or amortised cost as appropriate.

Unrealised gains and losses, arising on investments which have not been derecognised as a result of disposal or transfer, represent the difference between the carrying value at the year end and the carrying value at the previous year end or purchase value during the year, less the reversal of previously recognised unrealised gains and losses in respect of disposals made during the year. Realised gains or losses on investment property represent the difference between the net disposal proceeds and the carrying amount of the property.

(J) Insurance and participating investment contract liabilities

Claims

Long-term business claims reflect the cost of all claims arising during the year, including claims handling costs, as well as policyholder bonuses accrued in anticipation of bonus declarations.

General insurance and health claims incurred include all losses occurring during the year, whether reported or not, related handling costs, a reduction for the value of salvage and other recoveries, and any adjustments to claims outstanding from previous years.

Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims. Internal costs include all direct expenses of the claims department and any part of the general administrative costs directly attributable to the claims function.

Long-term business provisions

Under current IFRS requirements, insurance and participating investment contract liabilities are measured using accounting policies consistent with those adopted previously under existing accounting practices, with the exception of liabilities remeasured to reflect current market interest rates and those relating to UK with-profit and non-profit contracts, to be consistent with the value of the backing assets. For liabilities relating to UK with-profit contracts, the Group has adopted FRS 27, Life Assurance, as described in policy F above, in addition to the requirements of IFRS.

In the United States, shadow adjustments are made to the liabilities or related deferred acquisition costs and are recognised directly in other comprehensive income. This means that the measurement of these items is adjusted for unrealised gains or losses on the backing assets such as AFS financial investments (see policy R), that are recognised directly in other comprehensive income, in the same way as if those gains or losses had been realised.

The long-term business provisions are calculated separately for each life operation, based either on local regulatory requirements or existing local GAAP at the later of the date of transition to IFRS or the date of the acquisition of the entity, and actuarial principles consistent with those applied in the UK. Each calculation represents a determination within a range of possible outcomes, where the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are disclosed in note 36. For liabilities of the UK with-profit funds, FRS 27 requires liabilities to be calculated as the realistic basis liabilities as set out by the UK’s Financial Services Authority, adjusted to remove the shareholders’ share of future bonuses. For UK non-profit insurance contracts, the Group applies the realistic regulatory basis as set out in the FSA Policy Statement 06/14, Prudential Changes for Insurers, where applicable.

Present value of future profits (PVFP) on non-participating business written in a with-profit fund

For UK with-profit life funds falling within the scope of the FSA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. This amount is recognised as a reduction in the liability rather than as an asset in the statement of financial position, and is then apportioned between the amounts that have been taken into account in the measurement of liabilities and other amounts which are shown as an adjustment to the unallocated divisible surplus.

Unallocated divisible surplus

In certain participating long-term insurance and investment business, the nature of the policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. Amounts whose allocation to either policyholders or shareholders has not been determined by the end of the financial year are held within liabilities as an unallocated divisible surplus.

If the aggregate carrying value of liabilities for a particular participating business fund is in excess of the aggregate carrying value of its assets, then the difference is held as a negative unallocated divisible surplus balance, subject to recoverability from margins in that fund’s participating business. Any excess of this difference over the recoverable amount is charged to net income in the reporting period.

Embedded derivatives

Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate) are not separately measured. All other embedded derivatives are separated and measured at fair value, if they are not considered as closely related to the host insurance contract or do not meet the definition of an insurance contract. Fair value reflects own credit risk to the extent the embedded derivative is not fully collateralised.

Liability adequacy

At each reporting date, an assessment is made of whether the recognised long-term business provisions are adequate, using current estimates of future cash flows. If that assessment shows that the carrying amount of the liabilities (less related assets) is insufficient in light of the estimated future cash flows, the deficiency is recognised in the income statement by setting up an additional provision in the statement of financial position.

General insurance and health provisions

(i) Outstanding claims provisions

General insurance and health outstanding claims provisions are based on the estimated ultimate cost of all claims incurred but not settled at the statement of financial position date, whether reported or not, together with related claims handling costs. Significant delays are experienced in the notification and settlement of certain types of general insurance claims, particularly in respect of liability business, including environmental and pollution exposures, the ultimate cost of which cannot be known with certainty at the statement of financial position date. Any estimate represents a determination within a range of possible outcomes. Further details of estimation techniques are given in note 36.

Provisions for latent claims are discounted, using rates based on the relevant swap curve, in the relevant currency at the reporting date, having regard to the expected settlement dates of the claims. The discount rate is set at the start of the accounting period. The range of discount rates used is described in note 36. Outstanding claims provisions are valued net of an allowance for expected future recoveries. Recoveries include non-insurance assets that have been acquired by exercising rights to salvage and subrogation under the terms of insurance contracts.

(ii) Provision for unearned premiums

The proportion of written premiums, gross of commission payable to intermediaries, attributable to subsequent periods is deferred as a provision for unearned premiums. The change in this provision is taken to the income statement as recognition of revenue over the period of risk.

(iii) Liability adequacy

At each reporting date, the Group reviews its unexpired risks and carries out a liability adequacy test for any overall excess of expected claims and deferred acquisition costs over unearned premiums, using the current estimates of future cash flows under its contracts after taking account of the investment return expected to arise on assets relating to the relevant general business provisions. If these estimates show that the carrying amount of its insurance liabilities (less related deferred acquisition costs) is insufficient in light of the estimated future cash flows, the deficiency is recognised in the income statement by setting up a provision in the statement of financial position.

Other assessments and levies

The Group is subject to various periodic insurance-related assessments or guarantee fund levies. Related provisions are established where there is a present obligation (legal or constructive) as a result of a past event. Such amounts are not included in insurance liabilities but are included under ‘Provisions’ in the statement of financial position.

(K) Non-participating investment contract liabilities

Claims

For non-participating investment contracts with an account balance, claims reflect the excess of amounts paid over the account balance released.

Contract liabilities

Deposits collected under non-participating investment contracts are not accounted for through the income statement, except for the investment income attributable to those contracts, but are accounted for directly through the statement of financial position as an adjustment to the investment contract liability.

The majority of the Group’s contracts classified as non-participating investment contracts are unit-linked contracts and are measured at fair value. Certain liabilities for non-linked non-participating contracts are measured at amortised cost.

The fair value liability is determined in accordance with IAS 39, using a valuation technique to provide a reliable estimate of the amount for which the liability could be settled between knowledgeable willing parties in an arm’s length transaction. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit reserves if required based on a discounted cash flow analysis. For non-linked contracts, the fair value liability is based on a discounted cash flow analysis, with allowance for risk calibrated to match the market price for risk.

Amortised cost is calculated as the fair value of consideration received at the date of initial recognition, less the net effect of payments such as transaction costs and front-end fees, plus or minus the cumulative amortisation (using the effective interest rate method) of any difference between that initial amount and the maturity value, and less any write-down for surrender payments. The effective interest rate is the one that equates the discounted cash payments to the initial amount. At each reporting date, the amortised cost liability is determined as the value of future best estimate cash flows discounted at the effective interest rate.

(L) Reinsurance

The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Premiums on reinsurance assumed are recognised as revenue in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies, using assumptions consistent with those used to account for these policies.

Where general insurance liabilities are discounted, any corresponding reinsurance assets are also discounted using consistent assumptions.

Gains or losses on buying retroactive reinsurance are recognised in the income statement immediately at the date of purchase and are not amortised. Premiums ceded and claims reimbursed are presented on a gross basis in the consolidated income statement and statement of financial position as appropriate.

Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.

Reinsurance contracts that principally transfer financial risk are accounted for directly through the statement of financial position and are not included in reinsurance assets or liabilities. A deposit asset or liability is recognised, based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured.

If a reinsurance asset is impaired, the Group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.

(M) Goodwill, AVIF and intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisitions prior to 1 January 2004 (the date of transition to IFRS) is carried at its book value (original cost less cumulative amortisation) on that date, less any impairment subsequently incurred. Goodwill arising before 1 January 1998 was eliminated against reserves and has not been reinstated. Goodwill arising on the Group’s investments in subsidiaries since that date is shown as a separate asset, whilst that on associates and joint ventures is included within the carrying value of those investments.

Acquired value of in-force business (AVIF)

The present value of future profits on a portfolio of long-term insurance and investment contracts, acquired either directly or through the purchase of a subsidiary, is recognised as an asset. If the AVIF results from the acquisition of an investment in a joint venture or an associate, it is held within the carrying amount of that investment. In all cases, the AVIF is amortised over the useful lifetime of the related contracts in the portfolio on a systematic basis. The rate of amortisation is chosen by considering the profile of the additional value of in-force business acquired and the expected depletion in its value. The value of the acquired in-force long-term business is reviewed annually for any impairment in value and any reductions are charged as expenses in the income statement.

Intangible assets

Intangibles consist primarily of brands, certain of which have been assessed as having indefinite useful lives, and contractual relationships such as access to distribution networks and customer lists. The economic lives of the latter are determined by considering relevant factors such as usage of the asset, typical product life cycles, potential obsolescence, maintenance costs, the stability of the industry, competitive position and the period of control over the assets. These intangibles are amortised over their useful lives, which range from five to 30 years, using the straight-line method.

The amortisation charge for the year is included in the income statement under ‘Other operating expenses’. For intangibles with finite lives, a provision for impairment will be charged where evidence of such impairment is observed. Intangibles with indefinite lives are subject to regular impairment testing, as described below.

Impairment testing

For impairment testing, goodwill and intangibles with indefinite useful lives have been allocated to cash-generating units. The carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. Goodwill and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Further details on goodwill allocation and impairment testing are given in note 13.

(N) Property and equipment

Owner-occupied properties are carried at their revalued amounts, which are supported by market evidence, and movements are recognised in other comprehensive income and taken to a separate reserve within equity. When such properties are sold, the accumulated revaluation surpluses are transferred from this reserve to retained earnings. These properties are depreciated down to their estimated residual values over their useful lives. All other items classed as property and equipment within the statement of financial position are carried at historical cost less accumulated depreciation.

Investment properties under construction are included within property and equipment until completion, and are stated at cost less any provision for impairment in their values.

Depreciation is calculated on the straight-line method to write-down the cost of other assets to their residual values over their estimated useful lives as follows:

• Land	No depreciation
• Properties under construction	No depreciation
• Owner-occupied properties, and related mechanical and electrical equipment	25 years
• Motor vehicles	Three years, or lease term if longer
• Computer equipment	Three to five years
• Other assets	Three to five years

The assets’ residual values, useful lives and method of depreciation are reviewed regularly, and at least at each financial year end, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount.

Borrowing costs directly attributable to the acquisition and construction of property and equipment are capitalised. All repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the most recently assessed standard of performance of the existing asset will flow to the Group and the renovation replaces an identifiable part of the asset. Major renovations are depreciated over the remaining useful life of the related asset.

(O) Investment property

Investment property is held for long-term rental yields and is not occupied by the Group. Completed investment property is stated at its fair value, which is supported by market evidence, as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations. Changes in fair values are recorded in the income statement in net investment income.

(P) Impairment of non-financial assets

Property and equipment and other non-financial assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(Q) Derecognition and offset of financial assets and financial liabilities

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•             The rights to receive cash flows from the asset have expired.

•             The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement.

•             The Group has transferred its rights to receive cash flows from the asset and has either transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(R) Financial investments

The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories — those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this accounting policy as ‘other than trading’).

In general, the FV category is used as, in most cases, the Group’s investment or risk management strategy is to manage its financial investments on a fair value basis. Debt securities and equity securities, which the Group buys with the intention to resell in the short term, are classified as trading, as are non-hedge derivatives (see policy S below). All other securities in the FV category are classified as other than trading. The AFS category is used where the relevant long-term business liability (including shareholders’ funds) is passively managed, as well as in certain fund management and non-insurance operations.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the assets, at their fair values. Debt securities are initially recorded at their fair value, which is taken to be amortised cost, with amortisation credited or charged to the income statement. Investments classified as trading, other than trading and AFS are subsequently carried at fair value. Changes in the fair value of trading and other than trading investments are included in the income statement in the period in which they arise. Changes in the fair value of securities classified as AFS are recognised in other comprehensive income and recorded in a separate investment valuation reserve within equity.

Investments carried at fair value are measured using a fair value hierarchy, described in note 19, with values based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer.

When securities classified as AFS are sold or impaired, the accumulated fair value adjustments are transferred out of the investment valuation reserve to the income statement with a corresponding movement through other comprehensive income.

Financial guarantees are recognised initially at their fair value and are subsequently amortised over the duration of the contract. A liability is recognised for amounts payable under the guarantee if it is more likely than not that the guarantee will be called upon.

Impairment

The Group reviews the carrying value of its loans and receivables and AFS investments on a regular basis. If the carrying value of a loan, receivable or AFS investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. The following policies are used to determine the level of any impairment, some of which involve considerable judgement:

AFS debt securities: An AFS debt security is impaired if there is objective evidence that a loss event has occurred which has impaired the expected cash flows, i.e. where all amounts due according to the contractual terms of the security are not considered collectible. An impairment charge, measured as the difference between the security’s fair value and amortised cost, is recognised when the issuer is known to be either in default or in financial difficulty. Determining when an issuer is in financial difficulty requires the use of judgement, and we consider a number of factors including industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, credit rating declines and a breach of contract. A decline in fair value below amortised cost due to changes in risk-free interest rates does not necessarily represent objective evidence of a loss event.

AFS equity securities: An AFS equity security is considered impaired if there is objective evidence that the cost may not be recovered. In addition to qualitative impairment criteria, such evidence includes a significant or prolonged decline in fair value below cost. Unless there is evidence to the contrary, an equity security is considered impaired if the decline in fair value relative to cost has been either at least 20% for a continuous six-month period or more than 40% at the end of the reporting period. Evidence to the contrary may include a significant rise in value of the equity security, for example as a result of a merger announced after the period end. We also review our largest equity holdings for evidence of impairment, as well as individual equity holdings in industry sectors known to be in difficulty. Where there is objective evidence that impairment exists, the security is written down regardless of the size of the unrealised loss.

For both debt and equity AFS securities identified as being impaired, the cumulative unrealised net loss previously recognised within the investment valuation reserve is transferred to realised losses for the year with a corresponding movement through other comprehensive income. Any subsequent increase in fair value of these impaired securities is recognised in other comprehensive income and recorded in the investment valuation reserve, unless this increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement. In such an event, the reversal of the impairment loss is recognised as a gain in the income statement.

Mortgages and securitised loans: Impairment is measured based on the present value of expected future cash flows discounted at the effective rate of interest of the loan, subject to the fair value of the underlying collateral. When a loan is considered to be impaired, the income statement is charged with the difference between the carrying value and the estimated recoverable amount. Interest income on impaired loans is recognised based on the estimated recoverable amount.

Reversals of impairments on any of these assets are only recognised where the decrease in the impairment can be objectively related to an event occurring after the write-down (such as an improvement in the debtor’s credit rating), and are not recognised in respect of equity instruments.

(S) Derivative financial instruments and hedging

Derivative financial instruments include foreign exchange contracts, interest rate futures, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other financial instruments that derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments. All derivatives are initially recognised in the statement of financial position at their fair value, which usually represents their cost. They are subsequently remeasured at their fair value, with the method of recognising movements in this value depending on whether they are designated as hedging instruments and, if so, the nature of the item being hedged. Fair values are obtained from quoted market prices or, if these are not available, by using valuation techniques such as discounted cash flow models or option pricing models. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. Premiums paid for derivatives are recorded as an asset on the statement of financial position at the date of purchase, representing their fair value at that date.

Derivative contracts may be traded on an exchange or over-the-counter (OTC). Exchange-traded derivatives are standardised and include certain futures and option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, swaps, caps and floors. Derivatives are subject to various risks including market, liquidity and credit risk, similar to those related to the underlying financial instruments.

The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities on the statement of financial position as they do not represent the fair value of these transactions. These amounts are disclosed in note 55.

Interest rate and currency swaps

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating rate interest payments. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Both types of swap contracts may include the net exchange of principal. Exposure to gain or loss on these contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures, forwards and options contracts

Interest rate futures are exchange-traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price. Interest rate forward agreements are OTC contracts in which two parties agree on an interest rate and other terms that will become a reference point in determining, in concert with an agreed notional principal amount, a net payment to be made by one party to the other, depending what rate in fact prevails at a future point in time. Interest rate options, which consist primarily of caps and floors, are interest rate protection instruments that involve the potential obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed rate applied to a notional amount. Exposure to gain or loss on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Foreign exchange contracts

Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed price and settlement date. Foreign exchange option contracts are similar to interest rate option contracts, except that they are based on currencies, rather than interest rates.

Exposure to gain or loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

Derivative instruments for hedging

On the date a derivative contract is entered into, the Group designates certain derivatives as either:

(i)           a hedge of the fair value of a recognised asset or liability (fair value hedge);

(ii)        a hedge of a future cash flow attributable to a recognised asset or liability, a highly probable forecast transaction or a firm commitment (cash flow hedge); or

(iii)     a hedge of a net investment in a foreign operation (net investment hedge).

Hedge accounting is used for derivatives designated in this way, provided certain criteria are met. At the inception of the transaction, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and the strategy for undertaking the hedge transaction. The Group also documents its assessment of whether the hedge is expected to be, and has been, highly effective in offsetting the risk in the hedged item, both at inception and on an ongoing basis.

Changes in the fair value of derivatives that are designated and qualify as net investment or cash flow hedges, and that prove to be highly effective in relation to the hedged risk, are recognised in other comprehensive income and a separate reserve within equity. Gains and losses accumulated in this reserve are included in the income statement on disposal of the relevant investment or occurrence of the cash flow as appropriate. Changes in the fair value of derivatives that are designated and qualify as fair value hedges against assets carried at amortised cost are adjusted against the carrying value of the hedged asset to the extent those changes relate to the hedged risk. This adjustment is then amortised to the income statement over the anticipated remaining life of the hedged instrument. Where the hedge is against the value of AFS securities, changes in its value are recognised in the income statement, partially or wholly offset by a transfer from the investment valuation reserve for the change in value of the hedged item.

The Group discontinues hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

For a variety of reasons, certain derivative transactions, while providing effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific IFRS rules and are therefore treated as derivatives held for trading. Their fair value gains and losses are recognised immediately in other trading income.

(T) Loans

Loans with fixed maturities, including policyholder loans, mortgage loans on investment property, securitised mortgages and collateral loans, are recognised when cash is advanced to borrowers. The majority of these loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method. Loans with indefinite future lives are carried at unpaid principal balances or cost.

For certain mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these three items. The fair values of mortgages classified as FV are estimated using discounted cash flow forecasts, based on a risk-adjusted discount rate which reflects the risks associated with these products, calibrated using the margins available on new lending or with reference to the rates offered by competitors. They are revalued at each period end, with movements in their fair values being taken to the income statement.

At each reporting date, we review loans carried at amortised cost for objective evidence that they are impaired and uncollectable, either at the level of an individual security or collectively within a group of loans with similar credit risk characteristics. To the extent that a loan is uncollectable, it is written down as impaired to its recoverable amount, measured as the present value of expected future cash flows discounted at the original effective interest rate of the loan, including any collateral receivable. Subsequent recoveries in excess of the loan’s written-down carrying value are credited to the income statement.

(U) Collateral

The Group receives and pledges collateral in the form of cash or non-cash assets in respect of stock lending transactions, as well as certain derivative contracts and loans, in order to reduce the credit risk of these transactions. Collateral is also pledged as security for bank letters of credit. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty.

Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the statement of financial position with a corresponding liability for the repayment in financial liabilities (note 47). However, where the Group has a currently enforceable legal right of set-off, the collateral liability and associated derivative balances are shown net, in line with market practice. Non-cash collateral received is not recognised in the statement of financial position unless the Group either sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability.

Collateral pledged in the form of cash, which is legally segregated from the Group, is derecognised from the statement of financial position with a corresponding receivable for its return. Non-cash collateral pledged is not derecognised from the statement of financial position unless the Group defaults on its obligations under the relevant agreement, and therefore continues to be recognised in the statement of financial position within the appropriate asset classification.

(V) Deferred acquisition costs and other assets

The costs directly attributable to the acquisition of new business for insurance and participating investment contracts (excluding those written in the UK) are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. For participating contracts written in the UK, acquisition costs are generally not deferred as the liability for these contracts is calculated in accordance with the FSA’s realistic capital regime and FRS 27. For non-participating investment and investment fund management contracts, incremental acquisition costs and sales enhancements that are directly attributable to securing an investment management service are also deferred.

Where such business is reinsured, an appropriate proportion of the deferred acquisition costs is attributed to the reinsurer, and is treated as a separate liability.

Long-term business deferred acquisition costs are amortised systematically over a period no longer than that in which they are expected to be recoverable out of these future margins. Deferrable acquisition costs for non-participating investment and investment fund management contracts are amortised over the period in which the service is provided. General insurance and health deferred acquisition costs are amortised over the period in which the related revenues are earned. The reinsurers’ share of deferred acquisition costs is amortised in the same manner as the underlying asset.

Deferred acquisition costs are reviewed by category of business at the end of each reporting period and are written-off where they are no longer considered to be recoverable.

Other assets include vehicles which are subject to repurchase agreements and inventories of vehicle parts. The former are carried at the lower of their agreed repurchase price or net realisable value, whilst the latter are carried at the lower of cost and net realisable value, where cost is arrived at on the weighted average cost formula or ‘first in first out’ (FIFO) basis. Provision is made against inventories which are obsolete or surplus to requirements.

(W) Statement of cash flows

Cash and cash equivalents

Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are those with less than three months’ maturity from the date of acquisition, or which are redeemable on demand with only an insignificant change in their fair values.

For the purposes of the statement of cash flows, cash and cash equivalents also include bank overdrafts, which are included in payables and other financial liabilities on the statement of financial position.

Operating cash flows

Purchases and sales of investment property, loans and financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.

(X) Leases

Leases, where a significant portion of the risks and rewards of ownership is retained by the lessor, are classified as operating leases. Assets held for use in such leases are included in property and equipment, and are depreciated to their residual values over their estimated useful lives. Rentals from such leases are credited to the income statement on a straight-line basis over the period of the relevant leases. Payments made as lessee under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the relevant leases.

(Y) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Contingent liabilities are disclosed if there is a possible future obligation as a result of a past event, or if there is a present obligation as a result of a past event but either a payment is not probable or the amount cannot be reasonably estimated.

(Z) Employee benefits

Annual leave and long service leave

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the statement of financial position date.

Pension obligations

The Group operates a large number of pension schemes around the world, whose members receive benefits on either a defined benefit basis (generally related to a member’s final salary and length of service) or a defined contribution basis (generally related to the amount invested, investment return and annuity rates), the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and the relevant Group companies.

For defined benefit plans, the pension costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows, using a discount rate based on market yields for high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability. The resulting pension scheme surplus or deficit appears as an asset or liability in the consolidated statement of financial position.

Costs charged to the income statement comprise the current service cost (the increase in pension obligation resulting from employees’ service in the current period, together with the schemes’ administration expenses), past service cost (resulting from changes to benefits with respect to previous years’ service), and gains or losses on curtailment (when the employer materially reduces the number of employees covered by the scheme) or on settlements (when a scheme’s obligations are transferred outside the Group). In addition, the difference between the expected return on scheme assets, less investment expenses, and the interest cost of unwinding the discount on the scheme liabilities (to reflect the benefits being one period closer to being paid out) is credited to investment income. All actuarial gains and losses, being the difference between the actual and expected returns on scheme assets, changes in assumptions underlying the liability calculations and experience gains or losses on the assumptions made at the beginning of the period, are recognised immediately in other comprehensive income.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension plans. Once the contributions have been paid, the Group, as employer, has no further payment obligations. The Group’s contributions are charged to the income statement in the year to which they relate and are included in staff costs.

Other post-employment obligations

Some Group companies provide post-employment healthcare or other benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. Unlike the pension schemes, no assets are set aside in separate funds to provide for the future liability but none of these schemes is material to the Group. The costs of the Canadian scheme are included within those for the defined benefit pension schemes in that country. For such schemes in other countries, provisions are calculated in line with local regulations, with movements being charged to the income statement within staff costs.

Equity compensation plans

The Group offers share award and option plans over the Company’s ordinary shares for certain employees, including a Save As You Earn plan (SAYE plan), details of which are given in the Directors’ Remuneration Report and in note 27.

The Group accounts for options and awards under equity compensation plans, which were granted after 7 November 2002, until such time as they are fully vested, using the fair value based method of accounting (the ‘fair value method’). Under this method, the cost of providing equity compensation plans is based on the fair value of the share awards or option plans at date of grant, which is recognised in the income statement over the expected vesting period of the related employees and credited to the equity compensation reserve, part of shareholders’ funds.

Shares purchased by employee share trusts to fund these awards are shown as a deduction from shareholders’ funds at their original cost.

When the options are exercised and new shares are issued, the proceeds received, net of any transaction costs, are credited to share capital (par value) and the balance to share premium. Where the shares are already held by employee trusts, the net proceeds are credited against the cost of these shares, with the difference between cost and proceeds being taken to retained earnings. In both cases, the relevant amount in the equity compensation reserve is then credited to retained earnings.

(AA) Income taxes

The current tax expense is based on the taxable profits for the year, after any adjustments in respect of prior years. Tax, including tax relief for losses if applicable, is allocated over profits before taxation and amounts charged or credited to components of other comprehensive income and equity as appropriate.

Provision is made for deferred tax liabilities, or credit taken for deferred tax assets, using the liability method, on all material temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

The principal temporary differences arise from depreciation of property and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post-retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the statement of financial position date are used to determine the deferred tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is convincing evidence that future profits will be available.

Deferred tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred taxes are not provided in respect of temporary differences arising from the initial recognition of goodwill, or from goodwill for which amortisation is not deductible for tax purposes, or from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit or loss at the time of the transaction.

Current and deferred tax relating to items recognised in other comprehensive income and directly in equity are similarly recognised in other comprehensive income and directly in equity respectively. Deferred tax related to fair value re-measurement of available for sale investments, owner-occupied properties and other amounts charged or credited directly to other comprehensive income is recognised in the statement of financial position as a deferred tax asset or liability. Current tax on interest paid on Direct Capital instruments is credited directly in equity.

In addition to paying tax on shareholders’ profits, the Group’s life businesses in the UK, Ireland and Singapore (and Australia prior to its disposal in 2009) pay tax on policyholders’ investment returns (‘policyholder tax’) on certain products at policyholder tax rates. Policyholder tax is accounted for as an income tax and is included in the total tax expense. The Group has decided to show separately the amounts of policyholder tax to provide a more meaningful measure of the tax the Group pays on its profits.

(AB) Borrowings

Borrowings are recognised initially at their issue proceeds less transaction costs incurred. Subsequently, most borrowings are stated at amortised cost, and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. All borrowing costs are expensed as they are incurred except where they are directly attributable to the acquisition or construction of property and equipment as described in policy N above.

Where loan notes have been issued in connection with certain securitised mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated liabilities and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch which would otherwise arise from using different measurement bases for these three items.

(AC) Share capital and treasury shares

Equity instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. Accordingly, a financial instrument is treated as equity if:

(i)             there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable; and

(ii)          the instrument is a non-derivative that contains no contractual obligation to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group’s own equity instruments.

Share issue costs

Incremental external costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds of the issue and disclosed where material.

Dividends

Interim dividends on ordinary shares are recognised in equity in the period in which they are paid. Final dividends on these shares are recognised when they have been approved by shareholders. Dividends on preference shares are recognised in the period in which they are declared and appropriately approved.

Treasury shares

Where the Company or its subsidiaries purchase the Company’s share capital or obtain rights to purchase its share capital, the consideration paid (including any attributable transaction costs net of income taxes) is shown as a deduction from total shareholders’ equity. Gains and losses on sales of own shares are charged or credited to the treasury share account in equity.

(AD) Fiduciary activities

Assets and income arising from fiduciary activities, together with related undertakings to return such assets to customers, are excluded from these financial statements where the Group has no contractual rights in the assets and acts in a fiduciary capacity such as nominee, trustee or agent.

(AE) Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held as Treasury shares.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees.

Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

(AF) Operations held for sale and Discontinued Operations

A held-for-sale asset is classified as such if it is a non-current asset, or disposal group comprising assets and liabilities, that is expected to be recovered primarily through sale rather than through continuing use. Immediately before classification as held-for-sale, the assets (or components of a disposal group) are remeasured in accordance with the Group’s accounting policies. Thereafter, in general, the non-current assets or disposal groups are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale are included in profit or loss. The same applies to gains and losses on subsequent measurement. Gains are not recognized in excess of any cumulative impairment loss.

A discontinued operation in the Group is a component of the Group’s business that represents a separate major line of business, a geographical area of operations which has been disposed of or is held-for-sale, or a subsidiary acquired exclusively for resale.

When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated as if  the operation had been discontinued from the start of the comparative period.

Consolidated financial statements

Consolidated income statement

For the year ended 31 December 2010

		2010 £m			2009 £m			2008 £m
	Note	Continuing operations		Discontinued operations	Continuing operations		Discontinued operations	Continuing operations		Discontinued operations
Income	5
Gross written premiums		31,805		4,469	30,208		4,482	30,227		5,979
Premiums ceded to reinsurers		(1,739)		(124)	(2,442)		(134)	(1,749)		(92)
Internal reinsurance revenue		5		(5)	7		(7)	4		(4)
Premiums written net of reinsurance		30,071		4,340	27,773		4,341	28,482		5,883
Net change in provision for unearned premiums		(73)		(2)	553		6	295		(18)
Net earned premiums	F	29,998		4,338	28,326		4,347	28,777		5,865
Fee and commission income	G & H	1,450		332	1,563		226	1,679		206
Net investment income	I	18,749		3,244	21,910		3,245	(17,695)		1,652
Share of profit/(loss) after tax of joint ventures and associates		141		(10)	(463)		(41)	(1,101)		(27)
Profit on the disposal and re-measurement of subsidiaries and associates	3b	163		(4)	122		31	(8)		15
		50,501		7,900	51,458		7,808	11,652		7,711
Expenses	6
Claims and benefits paid, net of recoveries from reinsurers		(24,918)		(4,234)	(23,982)		(3,567)	(25,222)		(4,131)
Change in insurance liabilities, net of reinsurance		(6,608)		(569)	(4,234)		(1,448)	4,729		(844)
Change in investment contract provisions		(8,693)		(48)	(10,946)		(239)	10,507		122
Change in unallocated divisible surplus		362		(33)	(1,479)		(68)	4,452		30
Fee and commission expense		(5,433)		(434)	(3,953)		(443)	(3,941)		(470)
Other expenses		(2,573)		(964)	(4,078)		(1,288)	(3,481)		(1,935)
Finance costs	7	(699)		(723)	(774)		(745)	(864)		(683)
		(48,562)		(7,005)	(49,446)		(7,798)	(13,820)		(7,911)
Profit/(loss) before tax		1,939		895	2,012		10	(2,168)		(200)
Tax attributable to policyholders’ returns	10	(394)		—	(217)		—	1,068		—
Profit/(loss) before tax attributable to shareholders’ profits		1,545		895	1,795		10	(1,100)		(200)
Tax (expense)/credit	AA & 10	(717)		(225)	(725)		18	1,461		22
Less: tax attributable to policyholders’ returns	10	394		—	217		—	(1,068)		—
Tax attributable to shareholders’ profits		(323)		(225)	(508)		18	393		22
Profit/(loss) after tax		1,222		670	1,287		28	(707)		(178)
Profit/(loss) from discontinued operations		670			28			(178)
Profit/(loss) for the year		1,892			1,315			(885)
Attributable to:
Equity shareholders of Aviva plc		1,105		358	1,087		(2)	(731)		(184)
Non-controlling interests	34b	117		312	200		30	24		6
		1,222		670	1,287		28	(707)		(178)
Earnings per share for the year	AE & 11
Earnings per share — discontinued operations basic		12.8	p		(0.1	)p		(7.0	)p
Earnings per share — discontinued operations diluted		12.6	p		(0.1	)p		(6.9	)p
Earnings per share — continuing operations basic		37.6	p		37.9	p		(29.8	)p
Earnings per share — continuing operations diluted		37.0	p		37.6	p		(29.5	)p
Basic (pence per share)		50.4	p		37.8	p		(36.8	)p
Diluted (pence per share)		49.6	p		37.5	p		(36.4	)p

The accounting policies (identified alphabetically) on pages 17 to 30 and notes (identified numerically) on pages 38 to 156 are an integral part of these financial statements.

Consolidated statement of comprehensive income

For the year ended 31 December 2010

	Note	2010 £m	2009 £m	2008 £m
Profit/(loss) for the year from continuing operations		1,222	1,287	(707)
Profit/(loss) for the year from discontinued operations		670	28	(178)
Total profit/(loss) for the year		1,892	1,315	(885)

Other comprehensive income
Investments classified as available for sale
Fair value gains/(losses)		505	723	(694)
Fair value gains transferred to profit on disposals		(73)	(6)	22
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement		78	84	165
Owner-occupier properties
Fair value losses		(14)	(29)	(37)
Share of other comprehensive income of joint ventures and associates		—	8	(13)
Actuarial gains/(losses) on pension schemes		1,078	(1,129)	(957)
Actuarial losses on pension schemes transferred to unallocated divisible surplus and other movements	45c(i)	(18)	24	78
Foreign exchange rate movements	32 & 34b	55	(666)	1,840
Aggregate tax effect — shareholder tax	10b	(116)	(176)	132
Other comprehensive income, net of tax from continuing operations		1,495	(1,167)	536
Other comprehensive income, net of tax from discontinued operations		(64)	184	(254)
Total other comprehensive income for the year, net of tax		1,431	(983)	282

Total comprehensive income for the year from continuing operations		2,717	120	(171)
Total comprehensive income for the year from discontinued operations		606	212	(432)
Total comprehensive income for the year		3,323	332	(603)

Attributable to:
Equity shareholders of Aviva plc		2,950	240	(1,104)
Non-controlling interests	34b	373	92	501
		3,323	332	(603)

The accounting policies (identified alphabetically) on pages 17 to 30 and notes (identified numerically) on pages 38 to 156 are an integral part of these financial statements.

Consolidated statement of changes in equity

For the year ended 31 December 2010

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner- occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to share- holders of Aviva plc £m	Direct capital instrument £m	Non-controlling interests £m	Total equity £m
At 1 January 2010	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,463	1,463	—	429	1,892
Other comprehensive income	—	—	—	—	—	(38)	(21)	411	78	—	1,057	1,487	—	(56)	1,431
Total comprehensive income for the year	—	—	—	—	—	(38)	(21)	411	78	—	2,520	2,950	—	373	3,323
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(757)	(757)	—	—	(757)
Shares issued in lieu of dividends	13	—	(13)	—	—	—	—	—	—	—	209	209	—	—	209
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	42	42
Dilution of shareholding in Delta Lloyd	—	—	—	—	—	(3)	—	(1)	—	—	(4)	(8)	—	8	—
Non-controlling interests’ share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(187)	(187)
Non-controlling interests in acquired/(disposed) subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	3	3
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Shares acquired by employee trusts	—	—	—	—	(14)	—	—	—	—	—	—	(14)	—	—	(14)
Shares distributed by employee trusts	—	—	—	—	50	—	—	—	—	—	(50)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	41	—	41	—	—	41
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(51)	51	—	—	—	—
Aggregate tax effect — shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	17	17	—	—	17
Balance at 31 December	705	200	1,194	3,271	(32)	2,183	83	573	(693)	99	5,411	12,994	990	3,741	17,725

The accounting policies (identified alphabetically) on pages 16 to 30 and notes (identified numerically) on pages 38 to 157 are an integral part of these financial statements.

Consolidated statement of changes in equity continued

For the year ended 31 December 2009

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner- occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to share- holders of Aviva plc £m	Direct capital instrument £m	Non- controlling interests £m	Total equity £m
At 1 January 2009	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573
Profit for the year	—	—	—	—	—	—	—	—	—	—	1,085	1,085	—	230	1,315
Other comprehensive income	—	—	—	—	—	(1,110)	(26)	1,030	332	—	(1,071)	(845)	—	(138)	(983)
Total comprehensive income for the year	—	—	—	—	—	(1,110)	(26)	1,030	332	—	14	240	—	92	332
Owner-occupied properties —
Fair value losses transferred to retained earnings on disposals	—	—	—	—	—	—	(1)	—	—	—	1	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(853)	(853)	—	—	(853)
Issues of share capital	1	—	—	—	—	—	—	—	—	—	—	1	—	—	1
Shares issued in lieu of dividends	27	—	(27)	—	—	—	—	—	—	—	299	299	—	—	299
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Transfers to non-controlling interests following Delta Lloyd IPO	—	—	—	—	—	(351)	(26)	(156)	—	—	3	(530)	—	1,460	930
Minority share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(109)	(109)
Non-controlling interests in acquired/(disposed) subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(111)	(111)
Shares acquired by employee trusts	—	—	—	—	(53)	—	—	—	—	—	—	(53)	—	—	(53)
Shares distributed by employee trusts	—	—	—	—	18	—	—	—	—	—	(18)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	56	—	56	—	—	56
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(60)	60	—	—	—	—
Aggregate tax effect — shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	17	17	—	—	17
Balance at 31 December	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086

The accounting policies (identified alphabetically) on pages 17 to 30 and notes (identified numerically) on pages 38 to 157 are an integral part of these financial statements.

Consolidated statement of changes in equity continued

For the year ended 31 December 2008

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner- occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to share- holders of Aviva plc £m	Direct capital instrument £m	Non- controlling interests £m	Total equity £m
At 1 January 2008	655	200	1,223	3,271	(10)	432	192	819	(63)	89	6,434	13,242	990	1,795	16,027
Loss for the year	—	—	—	—	—	—	—	—	—	—	(915)	(915)	—	30	(885)
Other comprehensive income	—	—	—	—	—	3,253	(36)	(1,530)	(1,040)	—	(836)	(189)	—	471	282
Total comprehensive income for the year	—	—	—	—	—	3,253	(36)	(1,530)	(1,040)	—	(1,751)	(1,104)	—	501	(603)
Owner-occupied properties —
Fair value losses transferred to retained earnings on disposals	—	—	—	—	—	—	1	—	—	—	(1)	—	—	—	—
Dividends and appropriations	—	—	—	—	—	—	—	—	—	—	(975)	(975)	—	—	(975)
Issues of share capital	2	—	18	—	—	—	—	—	—	—	—	20	—	—	20
Shares issued in lieu of dividends	7	—	(7)	—	—	—	—	—	—	—	170	170	—	—	170
Capital contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	36	36
Non-controlling interests share of dividends declared in the year	—	—	—	—	—	—	—	—	—	—	—	—	—	(106)	(106)
Non-controlling interests in acquired subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	43	43
Changes in non-controlling interests in existing subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(65)	(65)
Shares acquired by employee trusts	—	—	—	—	(29)	—	—	—	—	—	—	(29)	—	—	(29)
Shares distributed by employee trusts	—	—	—	—	6	—	—	—	—	—	(6)	—	—	—	—
Reserves credit for equity compensation plans	—	—	—	—	—	—	—	—	—	39	—	39	—	—	39
Shares issued under equity compensation plans	—	—	—	—	—	—	—	—	—	(15)	15	—	—	—	—
Aggregate tax effect — shareholder tax (note 10(c))	—	—	—	—	—	—	—	—	—	—	16	16	—	—	16
Balance at 31 December	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573

The accounting policies (identified alphabetically) on pages 16 to 30 and notes (identified numerically) on pages 38 to 157 are an integral part of these financial statements.

Consolidated statement of financial position

As at 31 December 2010

	Note	2010 £m	2009 £m
Assets
Goodwill	M & 13	3,391	3,381
Acquired value of in-force business and intangible assets	M & 14	2,806	2,860
Interests in, and loans to, joint ventures	C & 15	1,994	1,701
Interests in, and loans to, associates	C & 16	643	1,281
Property and equipment	N & 17	750	753
Investment property	O & 18	13,064	12,422
Loans	T & 20	43,074	41,079
Financial investments	Q, R & 22	253,288	238,679
Reinsurance assets	L & 39	7,084	7,572
Deferred tax assets	AA &43b	288	218
Current tax assets	43a	198	359
Receivables	23	8,295	9,632
Deferred acquisition costs and other assets	V & 24	6,072	5,621
Prepayments and accrued income	24d	3,691	3,604
Cash and cash equivalents	W & 51d	25,455	25,176
Assets of operations classified as held for sale	AF & 3c	14	53
Total assets		370,107	354,391
Equity
Capital	AC
Ordinary share capital	26	705	692
Preference share capital	29	200	200
		905	892
Capital reserves
Share premium	26b	1,194	1,207
Merger reserve	C & 31	3,271	3,271
		4,465	4,478
Shares held by employee trusts	28	(32)	(68)
Other reserves	32	2,245	1,829
Retained earnings	33	5,411	3,425
Equity attributable to shareholders of Aviva plc		12,994	10,556
Direct capital instrument	30	990	990
Non-controlling interests	34	3,741	3,540
Total equity		17,725	15,086
Liabilities
Gross insurance liabilities	J & 36	177,700	171,092
Gross liabilities for investment contracts	K & 37	117,787	110,015
Unallocated divisible surplus	J & 41	3,428	3,866
Net asset value attributable to unitholders	C	9,032	9,894
Provisions	Y, Z & 44	2,943	3,980
Deferred tax liabilities	AA & 43b	1,758	1,038
Current tax liabilities	43a	314	192
Borrowings	AB & 46	14,949	15,000
Payables and other financial liabilities	Q & 47	20,292	20,542
Other liabilities	48	4,179	3,653
Liabilities of operations classified as held for sale	AF & 3c	—	33
Total liabilities		352,382	339,305
Total equity and liabilities		370,107	354,391

Approved by the Board on 10 November 2011.

Patrick Regan

Chief financial officer

The accounting policies (identified alphabetically) on pages 17 to 30 and notes (identified numerically) on pages 38 to 157 are an integral part of these financial statements.

Consolidated statement of cash flows

For the year ended 31 December 2010

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	Note	2010 £m	2009 £m	2008 £m
Cash flows from operating activities	51a
Cash generated from continuing operations		1,337	4,363	5,703
Tax paid		(412)	(557)	(695)
Net cash from operating activities — continuing operations		925	3,806	5,008
Net cash from operating activities — discontinued operations		882	(1,121)	3,087
Total net cash from operating activities		1,807	2,685	8,095
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	51b	542	(464)	(255)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	51c	222	440	327
Disposal of controlling interest in subsidiary		—	—	(65)
Disposal of non-controlling interest in subsidiary		15	—	—
New loans to joint ventures and associates		(64)	(145)	(182)
Repayment of loans to joint ventures and associates		5	99	52
Net new loans to joint ventures and associates	15 & 16a	(59)	(46)	(130)
Purchases of property and equipment	17	(161)	(135)	(195)
Proceeds on sale of property and equipment		18	182	43
Purchases of intangible assets	14	(131)	(21)	(52)
Net cash (used in)/from investing activities — continuing operations		446	(44)	(327)
Net cash (used in)/from investing activities — discontinued operations		(82)	(388)	(68)
Total net cash (used in)/from investing activities		364	(432)	(395)
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs		—	1	20
Treasury shares purchased for employee trusts		(14)	(53)	(29)
New borrowings drawn down, net expenses		2,885	3,051	5,094
Repayment of borrowings		(2,059)	(3,005)	(4,154)
Net drawdown of borrowings	46e	826	46	940
Interest paid on borrowings		(696)	(662)	(854)
Preference dividends paid		(17)	(17)	(17)
Ordinary dividends paid		(472)	(476)	(732)
Coupon payments on direct capital instruments		(59)	(61)	(56)
Finance lease payments		—	—	(14)
Capital contributions from non-controlling interests		42	6	36
Dividends paid to non-controlling interests of subsidiaries	2b & 51c	(157)	(109)	(106)
Partial disposal of subsidiary	2b & 51c	—	930	—
Net cash (used in)/from financing activities — continuing operations		(547)	(395)	(812)
Net cash (used in)/from financing activities — discontinued operations		(821)	(176)	(1,325)
Total net cash (used in)/from financing activities		(1,368)	(571)	(2,137)
Total net (decrease)/increase in cash and cash equivalents		803	1,682	5,563
Cash and cash equivalents at 1 January		24,251	23,531	15,134
Effect of exchange rate changes on cash and cash equivalents		(359)	(962)	2,834
Cash and cash equivalents at 31 December	51d	24,695	24,251	23,531

The accounting policies (identified alphabetically) on pages 16 to 30 and notes (identified numerically) on pages 38 to 157 are an integral part of these financial statements.

Notes to the consolidated financial statements

1 — Exchange rates

The Group’s principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at an average rate for the year of €1 = £0.85 (2009: €1 = £0.88; 2008: €1 = £0.80) and £1 = US$1.55 (2009: £1= US$1.57; 2008: £1 = US$1.85). Assets and liabilities have been translated at the year-end rate of €1 = £0.86 (2009: €1 = £0.88; 2008: €1 = £0.97) and £1 = US$1.57 (2009: £1= US$1.61; 2008: £1 = US$1.44).

Total foreign currency movements during 2010 resulted in a gain recognised in the income statement of £34 million (2009: £154 million gain; 2008: £327 million loss).

2 — Presentation changes

(a) Pension scheme net finance costs

In financial years prior to and including 2008, the net finance income on the Group’s defined benefit pension schemes, representing the surplus of expected income on scheme assets over the unwind of the discount on their liabilities, was classified as investment income in the consolidated income statement. Since adoption of IFRS in 2004, this figure had always been in a net finance income position but movements in scheme deficits and interest rates resulted in a net finance charge in 2009. For consistency with prior years, this net charge was included within investment income in the Group’s 2009 financial statements. In 2010, there is again a net finance charge which we believe should more appropriately be included within finance costs in the consolidated income statement. For consistency and comparability, we have therefore reclassified the 2009 comparative (£183 million) from net investment income to finance costs. 2008 comparatives are unaffected.

(b) Reclassification within the statement of cash flows

As described in accounting policy A, the Group has adopted the revised versions of IFRS 3, Business Combinations, and IAS 27, Consolidated and Separate Financial Statements, and consequential amendments to several other accounting standards, in its financial reporting for the current accounting period. One such amendment to IAS 7, Statement of Cash Flows, requires cash flows arising from changes in ownership interests in a subsidiary, which do not result in a loss of control, to be classified as cash flows from financing activities, in the same way as other transactions with equity holders. The Group’s partial disposal of Delta Lloyd through its Initial Public Offering in 2009 gave rise to net cash proceeds of £930 million, which was disclosed as arising from investing activities in our consolidated statement of cash flows last year. As a result of the amendment to IAS 7 described above, we have reclassified that amount from investing activities to financing activities in the 2009 comparatives to this year’s statement. This resulted in a change in net cash from investing activities from £498 million inflow to £432 million outflow, and from financing activities from £1,501 million outflow to £571 million outflow. 2008 comparatives are unaffected.

(c) Classification of Delta Lloyd

As described in note 3d (iii), the Group’s shareholding in Delta Lloyd N.V. (“Delta Lloyd”) was reduced to 42.7%, representing 40% of shareholder voting rights, following the sale of shares on 6 May 2011. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.

The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ‘Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd, up to the transaction date as well as those for the comparative periods have therefore been classified as discontinued operations.

3 — Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end. The principal Group subsidiaries are listed on page 15 and 16 of the Annual Report in Form 20-F for the year ended 31 December 2010.

(a) Acquisitions

(i) River Road Asset Management

On 24 February 2010, the Group acquired 100% of River Road Asset Management (River Road), a US equity manager, to support the expansion of Aviva Investors’ third-party institutional asset management business. The total consideration was estimated as £83 million (US$128 million), of which £37 million (US$57 million) was paid in cash on completion. The balance comprises undiscounted contingent consideration.

The contingent consideration arrangement requires the Group to pay additional amounts, based on a multiple of the earnings (1.0792 times) during the next five years, up to a maximum of £70 million (US$108 million). The potential undiscounted amount of all future payments that the Group could be required to make under the contingent consideration arrangement is between £26 million (US$41 million) and £53 million (US$82 million). A fair value liability of £24 million, using a discount rate of 17%, has been recognised for potential consideration that is payable in 2014, 2015 and 2016.

Notes to the consolidated financial statements continued

3 — Subsidiaries continued

The acquisition has given rise to goodwill of £29 million, calculated as follows:

£m
Purchase cost:
Cash paid	37
Contingent consideration arrangement (fair value)	24
Total consideration	61

The estimated book and fair values of the assets and liabilities at the acquisition date were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Intangible assets	—	31	31
Receivables and other assets	3	—	3
Total assets	3	31	34
Liabilities
Payables and other liabilities	(2)	—	(2)
Total liabilities	(2)	—	(2)
Total identifiable net assets	1	31	32
Goodwill arising on acquisition			29

The fair value adjustment for intangible assets relates to customer relationships acquired. Goodwill of £29 million arising from this acquisition consists largely of the expected benefits from new business and new product introductions.

The results of River Road have been included in the consolidated financial statements of the Group with effect from 24 February 2010, and have contributed £10 million revenues and £4 million loss to the consolidated profit before tax. Had it been consolidated from 1 January 2010, River Road would have contributed £12 million revenues and £5 million loss to the consolidated profit before tax.

(ii) RBS Life Investments Limited

During the year, the Group reviewed its relationship with RBS Group plc (RBSG) which comprised interests in two associates, RBS Life Investments Limited (RBS Life) and RBSG Collective Investments Limited (RBS Collective), and a distribution arrangement for the products of these companies. The parties agreed that, with effect from 31 December 2010, the Group would take ownership of the back book of RBS Life in exchange for RBSG taking 100% ownership of RBS Collective through a share-for-share exchange. Separately, a new distribution agreement would be signed between our UK Life business and RBSG, with the new structure providing more flexibility in our long-term business operations.

On 31 December 2010, the Group acquired 50.01% of the shares of RBS Life from RBSG. Combined with our existing 49.99% interest, the Group now owns all the ordinary shares of that entity, and has full control. It is being consolidated as a subsidiary from that date.

As consideration for the acquisition, the Group transferred its 49.99% shareholding in RBS Collective to RBSG, together with cash of £3 million for 2010 performance variance. In addition, the existing distribution agreement ceased. Because of the nature of the transaction, the Group’s pre-existing interests in RBS Life and RBS Collective were re-measured to fair value as at the transaction date.

Notes to the consolidated financial statements continued

3 — Subsidiaries continued

This transaction has given rise to a profit of £128 million, arising from the difference between the values of both interests prior to the exchange and their carrying values, calculated as follows:

£m
Deemed consideration for existing 49.99% interests (equal to fair value of 100% of RBS Life)	727
Carrying value of RBS Collective and RBS Life prior to transaction	(586)
Cash consideration	(3)
Attributable costs	(10)
Total profit on disposal and remeasurement arising from transaction (see (b) below)	128

The disposal of the Group’s interest in RBS Collective and the acquisition of a controlling stake in RBS Life are linked transactions and are therefore taken together in determining the profit arising from the restructuring, as we believe this most appropriately reflects the commercial substance of the arrangement. The fair value of RBS Life was estimated using MCEV principles and with regard to current market conditions.

The estimated book and fair values of the assets and liabilities of RBS Life at the acquisition date were:

	Book value £m	Fair value and accounting policy adjustments £m	Fair value £m
Assets
Acquired value of in-force business	—	203	203
Financial investments	2,565	—	2,565
Other investments	161	—	161
Reinsurance assets	304	—	304
Receivables	58	—	58
Prepayments and accrued income	12	—	12
Cash and cash equivalents	767	—	767
Other assets	80	—	80
Total assets	3,947	203	4,150
Liabilities
Insurance liabilities	(1,349)	—	(1,349)
Liabilities for investment contracts	(1,905)	—	(1,905)
Payables and other financial liabilities	(60)	—	(60)
Other liabilities	(109)	—	(109)
Total liabilities	(3,423)	—	(3,423)
Total net assets	524	203	727

No goodwill arises from this transaction. There is no potential deferred tax on the acquired value of in-force business. As the acquisition occurred on 31 December 2010, no revenue or profit or loss has been recognised in the consolidated income statement since the acquisition date.

If the acquisition had occurred on 1 January 2010, RBS Life would have contributed £188 million revenues and £56 million profit to the consolidated profit before tax.

(iii) Other goodwill arising

Goodwill arising on all acquisitions, as shown in note 13(a), was £29 million, which arises on the River Road acquisition described above.

There has also been a £4 million reduction in goodwill for changes in contingent consideration payable on previous acquisitions.

(iv) Unaudited pro forma combined revenues and profit

Shown below are unaudited pro forma figures for combined revenues and profit as though the acquisition date for all business combinations effected during the year had been 1 January 2010, after giving effect to purchase accounting adjustments and the elimination of intercompany transactions. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at 1 January 2010, nor is it necessarily indicative of future results.

Unaudited 2010 £m
Revenues (net earned premiums and fee income)	36,308
Profit before tax attributable to shareholders	2,455

Notes to the consolidated financial statements continued

3 — Subsidiaries continued

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates

The profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2010 £m	2009 £m	2008 £m
United Kingdom
RBS Life and RBS Collective (see (a)(ii) above)	128	—	—
Non-core operations (see below)	4	—	(38)
France	26	—	—
Australia	—	122	—
Offshore operations	—	—	14
Other small operations	5	—	16
Profit / (loss) on disposal and remeasurement before tax from continuing operations	163	122	(8)
Profit / (loss) on disposal and remeasurement before tax from discontinued operations	(4)	31	15
Total Profit on disposal and remeasurement after tax	159	153	7

UK non-core operations

On 30 June 2010, the Group sold its wholly owned subsidiaries, RAC France SA and RAC Service Europe SA, to their executive management for a consideration of £17 million. These companies had total assets of £48 million (comprising investments of £25 million, receivables of £20 million and other assets of £3 million) and total liabilities of £36 million (insurance liabilities of £23 million and other liabilities of £13 million), giving net assets of £12 million and a profit on disposal after transaction costs of £4 million. The Group’s French subsidiary, Aviva Assurances SA, has acquired 17.5% of the shares in both companies and the profit is stated after eliminating the effect of this purchase.

(c) Assets and liabilities of operations classified as held for sale

The assets and liabilities of operations classified as held for sale as at 31 December 2010 relate to a joint venture in Taiwan and are as follows:

	2010 £m	2009 £m
Interest in associate	14	6
Investments and property and equipment	—	26
Receivables and other financial assets	—	20
Prepayments and accrued income	—	1
Total assets	14	53
Gross insurance liabilities and liabilities for investment contracts	—	(20)
Other liabilities	—	(13)
Total liabilities	—	(33)
Net assets	14	20

The operations held for sale at 31 December 2009 comprised the UK non-core operations and an associate in Australia, both of which were sold in 2010.

Notes to the consolidated financial statements continued

3 — Subsidiaries continued

(d) Sales subsequent to the year end

(i) RAC Limited

In June 2011 Aviva announced the sale of RAC plc, with settlement of the sale concluding on the 30 September 2011. Proceeds of £1.0 billion where obtained and a profit of circa £0.6 billion was recorded as part of the third quarter results. As part of sale preparation the RAC Defined Benefit Pension scheme was transferred from RAC plc to AES in May 2011.

(ii) Aviva Investors Australia

On the 1 October 2011 Aviva announced the sale of Aviva Investors Australia to NabInvest by Aviva Investors Holdings Ltd. Profit on the sale of this subsidiary is expected to be circa £30 million which will be recorded within the year-end financial statements.

(iii) Delta Lloyd

On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. (“Delta Lloyd”) (the Group’s Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.

Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction.

The Group retains significant influence over Delta Lloyd through its 42.7% shareholding and contractual right to appoint two members of Delta Lloyd’s supervisory board. Our continuing interest in Delta Lloyd has been classified as an associate and initially re-measured at fair value as at 6 May 2011, using the closing market value of the Delta Lloyd shares listed on Euronext on that day.

The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ‘Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd, for the comparative period have therefore been classified as discontinued operations for 2010, 2009 and 2008.

No tax arises on the disposal as exemptions apply.

Notes to the consolidated financial statements continued

4 — Segmental information

The Group’s results can be segmented, either by activity or by geography. Our primary reporting format is on regional reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and statement of financial position.

(a) Operating segments

The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the executive management team is accountable to the group chief executive for the operating segment for which he is responsible. The activities of each operating segment are described below:

United Kingdom

The United Kingdom comprises two operating segments — UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the Group reinsurance result and the results of run-off agency business.

Aviva Europe

Activities reported in the Aviva Europe operating segment exclude operations in the UK and include those in Russia and Turkey. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

North America

Our activities in North America principally comprise our long-term business operations in the US and general insurance business operation in Canada.

Asia Pacific

Our activities in Asia Pacific principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, South Korea and Indonesia. 2009 and 2008 comparatives also include Australia (prior to its sale on 1 October 2009).

Aviva Investors

Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the US and Canada and other international businesses, managing policyholders’ and shareholders’ invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs.

Other Group activities

Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in ‘Other Group activities’. Similarly, central core structural borrowings and certain tax balances are included in ‘Other Group activities’ in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Measurement basis

The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:

(i)             profit or loss from operations before tax attributable to shareholders

(ii)          profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management’s control, including investment market performance and fiscal policy changes

Discontinued operations

The activities of Delta Lloyd comprise long-term business operations in the Netherlands, Belgium and Germany and general insurance, fund management and banking operations in the Netherlands.

As described in note 3 (d) (iii), on 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of that company are presented as discontinued operations.

Notes to the consolidated financial statements continued

4 — Segmental information continued

(i) Segmental income statement for the year ended 31 December 2010

	United Kingdom		Aviva	North		Aviva	Other Group	Continuing	Discontinued
	Life £m	GI# £m	Europe £m	America £m	Asia Pacific £m	Investors £m	activities £m	operations £m	operations £m	Total £m
Gross written premiums	6,572	4,405	13,507	6,680	641	—	—	31,805	4,469	36,274
Premiums ceded to reinsurers	(673)	(333)	(452)	(221)	(60)	—	—	(1,739)	(124)	(1,863)
Internal reinsurance revenue	—	37	(14)	(16)	(2)	—	—	5	(5)	—
Net written premiums	5,899	4,109	13,041	6,443	579	—	—	30,071	4,340	34,411
Net change in provision for unearned premiums	(12)	(16)	(68)	29	(6)	—	—	(73)	(2)	(75)
Net earned premiums	5,887	4,093	12,973	6,472	573	—	—	29,998	4,338	34,336
Fee and commission income	302	248	512	41	6	341	—	1,450	332	1,782
	6,189	4,341	13,485	6,513	579	341	—	31,448	4,670	36,118
Net investment income	10,945	424	3,961	2,223	211	171	814	18,749	3,244	21,993
Inter-segment revenue	—	—	—	—	—	214	—	214	—	214
Share of profit/(loss) of joint ventures and associates	128	—	(14)	—	33	3	(9)	141	(10)	131
Profit/(loss) on the disposal of subsidiaries and associates	128	5	26	1	—	—	3	163	(4)	159
Segmental income*	17,390	4,770	17,458	8,737	823	729	808	50,715	7,900	58,615
Claims and benefits paid, net of recoveries from reinsurers	(8,144)	(2,829)	(9,413)	(4,069)	(463)	—	—	(24,918)	(4,234)	(29,152)
Change in insurance liabilities, net of reinsurance	(2,923)	237	(687)	(3,020)	(215)	—	—	(6,608)	(569)	(7,177)
Change in investment contract provisions	(3,300)	—	(5,034)	(129)	—	(230)	—	(8,693)	(48)	(8,741)
Change in unallocated divisible surplus	(166)	—	478	—	50	—	—	362	(33)	329
Amortisation of acquired value of in-force business	—	—	(43)	(115)	(4)	—	—	(162)	(12)	(174)
Depreciation and other amortisation expense	(71)	(42)	(54)	(82)	(5)	(10)	—	(264)	(37)	(301)
Other operating expenses	(1,300)	(1,636)	(2,060)	(834)	(140)	(425)	(1,101)	(7,496)	(1,226)	(8,722)
Impairment losses**	—	(3)	—	(81)	—	—	—	(84)	(123)	(207)
Inter-segment expenses	(125)	(2)	(16)	(71)	—	—	—	(214)	—	(214)
Finance costs	(193)	(38)	(18)	(27)	—	(3)	(420)	(699)	(723)	(1,422)
Segmental expenses	(16,222)	(4,313)	(16,847)	(8,428)	(777)	(668)	(1,521)	(48,776)	(7,005)	(55,781)
Profit/(loss) before tax	1,168	457	611	309	46	61	(713)	1,939	895	2,834
Tax attributable to policyholders’ returns	(384)	—	(3)	—	(7)	—	—	(394)	—	(394)
Profit/(loss) before tax attributable to shareholders	784	457	608	309	39	61	(713)	1,545	895	2,440
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	99	148	7	5	—	12	(271)	(12)	12	—
Investment return variances and economic assumption changes on long-term business	87	—	154	(10)	(12)	—	—	219	(1,010)	(791)
Short-term fluctuation in return on investments backing non-long-term business	—	(31)	47	(44)	—	—	227	199	44	243
Economic assumption changes on general insurance and health business	—	60	1	—	—	—	—	61	—	61
Impairment of goodwill	4	—	9	—	1	—	9	23	1	24
Amortisation and impairment of intangibles	68	7	37	75	1	5	—	193	23	216
(Profit)/loss on the disposal of subsidiaries and associates	(128)	(5)	(26)	(1)	—	—	(3)	(163)	4	(159)
Integration and restructuring costs	41	35	61	32	2	30	24	225	18	243
Exceptional items	(99)	(157)	—	10	—	(11)	(19)	(276)	549	273
Adjusted operating profit/(loss) before tax attributable to shareholders***	856	514	898	376	31	97	(746)	2,026	524	2,550

*

Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £78 million and £nil million respectively.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

Notes to the consolidated financial statements continued

4 — Segmental information continued

(ii) Segmental income statement for the year ended 31 December 2009

	United Kingdom		Europe				Other
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	6,086	4,239	12,936	6,413	534	—	—	30,208	4,482	34,690
Premiums ceded to reinsurers	(1,311)	(355)	(468)	(231)	(77)	—	—	(2,442)	(134)	(2,576)
Internal reinsurance revenue	—	28	(13)	(6)	(2)	—	—	7	(7)	—
Net written premiums	4,775	3,912	12,455	6,176	455	—	—	27,773	4,341	32,114
Net change in provision for unearned premiums	2	607	(16)	(35)	(5)	—	—	553	6	559
Net earned premiums	4,777	4,519	12,439	6,141	450	—	—	28,326	4,347	32,673
Fee and commission income	261	272	558	55	121	296	—	1,563	226	1,789
	5,038	4,791	12,997	6,196	571	296	—	29,889	4,573	34,462
Net investment income	8,199	568	10,196	2,249	586	157	(45)	21,910	3,245	25,155
Inter-segment revenue	—	—	—	—	—	202	—	202	—	202
Share of loss of joint ventures and associates	(416)	—	(36)	—	(11)	—	—	(463)	(41)	(504)
Profit on the disposal of subsidiaries and associates	—	—	—	—	122	—	—	122	31	153
Segmental income*	12,821	5,359	23,157	8,445	1,268	655	(45)	51,660	7,808	59,468
Claims and benefits paid, net of recoveries from reinsurers	(7,313)	(3,409)	(8,871)	(4,110)	(279)	—	—	(23,982)	(3,567)	(27,549)
Change in insurance liabilities, net of reinsurance	663	531	(2,321)	(2,895)	(212)	—	—	(4,234)	(1,448)	(5,682)
Change in investment contract provisions	(4,008)	—	(6,451)	(128)	(148)	(211)	—	(10,946)	(239)	(11,185)
Change in unallocated divisible surplus	872	—	(2,280)	—	(71)	—	—	(1,479)	(68)	(1,547)
Amortisation of acquired value of in-force business	(46)	—	(47)	(149)	(4)	—	—	(246)	(3)	(249)
Depreciation and other amortisation expense	(45)	(72)	(60)	(77)	(6)	(5)	—	(265)	(35)	(300)
Other operating expenses	(1,804)	(1,893)	(2,107)	(653)	(246)	(348)	(306)	(7,357)	(1,248)	(8,605)
Impairment losses**	—	(42)	(17)	(104)	—	—	—	(163)	(445)	(608)
Inter-segment expenses	(119)	(6)	(15)	(60)	(1)	—	(1)	(202)	—	(202)
Finance costs	(254)	(34)	(25)	(25)	—	—	(436)	(774)	(745)	(1,519)
Segmental expenses	(12,054)	(4,925)	(22,194)	(8,201)	(967)	(564)	(743)	(49,648)	(7,798)	(57,446)
Profit/(loss) before tax	767	434	963	244	301	91	(788)	2,012	10	2,022
Tax attributable to policyholders’ returns	(156)	—	(32)	—	(29)	—	—	(217)	—	(217)
Profit/(loss) before tax attributable to shareholders	611	434	931	244	272	91	(788)	1,795	10	1,805
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(10)	13	10	—	1	(15)	—	—	—
Investment return variances and economic assumption changes on long-term business	83	—	(194)	(87)	(75)	—	—	(273)	348	75
Short-term fluctuation in return on investments backing non-long-term business	—	(62)	(92)	(79)	—	—	115	(118)	23	(95)
Economic assumption changes on general insurance and health business	—	(55)	2	(4)	—	—	—	(57)	—	(57)
Impairment of goodwill	35	—	26	—	—	—	—	61	1	62
Amortisation and impairment of intangibles	3	18	31	69	2	2	—	125	19	144
Profit on the disposal of subsidiaries and associates	—	—	—	—	(122)	—	—	(122)	(31)	(153)
Integration and restructuring costs	89	114	64	—	—	21	(2)	286	—	286
Exceptional items	(163)	42	16	60	—	—	—	(45)	—	(45)
Adjusted operating profit/(loss) before tax attributable to shareholders***	659	481	797	213	77	115	(690)	1,052	370	2,022

*

Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**	Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £84 million and £nil respectively.
***	Adjusted operating profit is a non-GAAP measure as defined in the Glossary.
#	United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

Notes to the consolidated financial statements continued

4 — Segmental information continued

(iii) Segmental income statement for the year ended 31 December 2008

	United Kingdom		Aviva	North		Aviva	Other Group	Continuing	Discontinued
	Life £m	GI# £m	Europe £m	America £m	Asia Pacific £m	Investors £m	activities £m	operations £m	operations £m	Total £m
Gross written premiums	8,108	5,496	9,550	6,486	587	—	—	30,227	5,979	36,206
Premiums ceded to reinsurers	(612)	(498)	(350)	(214)	(75)	—	—	(1,749)	(92)	(1,841)
Internal reinsurance revenue	—	26	(17)	(4)	(1)	—	—	4	(4)	—
Net written premiums	7,496	5,024	9,183	6,268	511	—	—	28,482	5,883	34,365
Net change in provision for unearned premiums	6	344	(3)	(50)	(2)	—	—	295	(18)	277
Net earned premiums	7,502	5,368	9,180	6,218	509	—	—	28,777	5,865	34,642
Fee and commission income	310	362	505	40	168	294	—	1,679	206	1,885
	7,812	5,730	9,685	6,258	677	294	—	30,456	6,071	36,527
Net investment income	(8,844)	326	(7,820)	444	(626)	(407)	(768)	(17,695)	1,652	(16,043)
Inter-segment revenue	—	—	—	—	—	203	—	203	—	203
Share of loss of joint ventures and associates	(1,058)	—	(11)	—	(32)	—	—	(1,101)	(27)	(1,128)
Profit on the disposal of subsidiaries and associates	—	(38)	9	—	—	—	21	(8)	15	7
Segmental income*	(2,090)	6,018	1,863	6,702	19	90	(747)	11,855	7,711	19,566
Claims and benefits paid, net of recoveries from reinsurers	(8,620)	(3,944)	(9,280)	(2,912)	(464)	—	(2)	(25,222)	(4,131)	(29,353)
Change in insurance liabilities, net of reinsurance	2,674	280	4,253	(2,774)	296	—	—	4,729	(844)	3,885
Change in investment contract provisions	7,240	—	2,643	(126)	401	349	—	10,507	122	10,629
Change in unallocated divisible surplus	2,151	—	2,301	—	—	—	—	4,452	30	4,482
Amortisation of acquired value of in-force business	—	—	(39)	(285)	(4)	—	—	(328)	(5)	(333)
Depreciation and other amortisation expense	(70)	(108)	(43)	(51)	(5)	(5)	—	(282)	(77)	(359)
Other operating expenses	(1,787)	(2,599)	(1,444)	(633)	(296)	(362)	552	(6,569)	(1,526)	(8,095)
Impairment losses**	—	(26)	(17)	(200)	—	—	—	(243)	(797)	(1,040)
Inter-segment expenses	(137)	(2)	(18)	(42)	(3)	—	(1)	(203)	—	(203)
Finance costs	(541)	(10)	(20)	(17)	—	—	(276)	(864)	(683)	(1,547)
Segmental expenses	910	(6,409)	(1,664)	(7,040)	(75)	(18)	273	(14,023)	(7,911)	(21,934)
(Loss)/profit before tax	(1,180)	(391)	199	(338)	(56)	72	(474)	(2,168)	(200)	(2,368)
Tax attributable to policyholders’ returns	1,031	—	49	—	(12)	—	—	1,068	—	1,068
(Loss)/profit before tax attributable to shareholders	(149)	(391)	248	(338)	(68)	72	(474)	(1,100)	(200)	(1,300)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	(71)	54	15	—	—	(5)	—	—	—
Investment return variances and economic assumption changes on long-term business	694	—	472	433	104	—	—	1,703	(72)	1,631
Short-term fluctuation in return on investments backing non-long-term business	—	334	37	(47)	—	—	143	467	352	819
Economic assumption changes on general insurance and health business	—	91	3	—	—	—	—	94	—	94
Impairment of goodwill	—	—	16	—	—	—	—	16	50	66
Amortisation and impairment of intangibles	3	33	12	44	—	3	—	95	22	117
(Profit)/loss on the disposal of subsidiaries and associates	—	38	(9)	—	—	—	(21)	8	(15)	(7)
Exceptional items	108	312	7	42	—	6	(50)	425	126	551
Integration and restructuring costs	60	195	15	—	—	33	—	303	23	326
Adjusted operating profit/(loss) before tax attributable to shareholders***	723	541	855	149	36	114	(407)	2,011	286	2,297

*                  Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**            Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £165 million and £nil respectively.

***      Adjusted operating profit is a non-GAAP measure as defined in the Glossary.

#                  United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

Notes to the consolidated financial statements continued

4 — Segmental information continued

(iv) Segmental statement of financial position as at 31 December 2010

	United Kingdom		Aviva	Delta	North	Asia	Aviva	Other Group
	Life £m	GI £m	Europe £m	Lloyd £m	America £m	Pacific £m	Investors £m	activities £m	Total £m
Goodwill	29	1,208	927	307	838	54	28	—	3,391
Acquired value of in-force business and intangible assets	277	241	1,072	58	1,102	16	40	—	2,806
Interests in, and loans to, joint ventures and associates	1,603	—	315	323	1	381	14	—	2,637
Property and equipment	152	90	99	236	149	7	17	—	750
Investment property	8,121	37	1,382	2,043	6	—	1,060	415	13,064
Loans	19,781	502	977	19,120	2,529	40	—	125	43,074
Financial investments	83,099	2,525	95,940	33,627	31,829	2,639	1,062	2,567	253,288
Deferred acquisition costs	1,445	628	632	188	2,518	5	—	—	5,416
Other assets	14,409	3,724	17,748	3,361	2,939	446	1,164	1,890	45,681
Total assets	128,916	8,955	119,092	59,263	41,911	3,588	3,385	4,997	370,107
Insurance liabilities
Long-term business and outstanding claims provisions	66,261	5,136	37,165	30,240	31,218	2,482	—	—	172,502
Unearned premiums	185	2,171	1,023	336	1,098	42	—	—	4,855
Other insurance liabilities	—	69	111	61	100	2	—	—	343
Liability for investment contracts	44,350	—	65,020	3,220	2,929	—	2,268	—	117,787
Unallocated divisible surplus	2,010	—	1,243	138	—	37	—	—	3,428
Net asset value attributable to unitholders	991	—	4,231	678	—	—	—	3,132	9,032
External borrowings	2,796	—	127	6,574	178	—	—	5,274	14,949
Other liabilities, including inter-segment liabilities	7,316	(1,823)	3,760	13,706	2,541	193	901	2,892	29,486
Total liabilities	123,909	5,553	112,680	54,953	38,064	2,756	3,169	11,298	352,382
Total equity									17,725
Total equity and liabilities									370,107
Capital expenditure (excluding business combinations)	379	11	20	88	68	6	12	—	584

External borrowings by holding companies within the Group which are not allocated to operating companies are included in ‘Other Group activities’.

(v) Segmental statement of financial position as at 31 December 2009

	United Kingdom		Aviva	Delta	North	Asia	Aviva	Other Group	Restated
	Life £m	GI £m	Europe £m	Lloyd £m	America £m	Pacific £m	Investors £m	activities £m	Total £m
Goodwill	31	1,208	959	319	812	50	2	—	3,381
Acquired value of in-force business and intangible assets	17	249	1,190	71	1,302	19	12	—	2,860
Interests in, and loans to, joint ventures and associates	1,957	—	348	379	2	277	15	4	2,982
Property and equipment	112	127	105	282	111	5	10	1	753
Investment property	7,369	89	1,342	2,183	6	—	698	735	12,422
Loans	18,348	600	992	18,797	2,177	35	5	125	41,079
Financial investments	73,788	2,477	95,086	32,009	27,371	2,169	1,095	4,684	238,679
Deferred acquisition costs	1,313	717	732	198	2,348	8	—	—	5,316
Other assets	14,942	3,847	19,169	4,364	3,030	379	654	534	46,919
Total assets	117,877	9,314	119,923	58,602	37,159	2,942	2,491	6,083	354,391
Insurance liabilities
Long-term business and outstanding claims provisions	62,043	5,410	38,422	30,818	27,201	2,062	—	—	165,956
Unearned premiums	173	2,240	956	347	1,040	25	—	—	4,781
Other insurance liabilities	—	79	116	63	98	(1)	—	—	355
Liability for investment contracts	39,322	—	62,477	3,335	2,911	—	1,970	—	110,015
Unallocated divisible surplus	1,849	—	1,787	150	—	80	—	—	3,866
Net asset value attributable to unitholders	875	—	5,257	721	—	—	—	3,041	9,894
External borrowings	2,518	10	141	6,830	183	—	—	5,318	15,000
Other liabilities, including inter-segment liabilities	6,668	(585)	4,282	12,529	2,450	140	320	3,634	29,438
Total liabilities	113,448	7,154	113,438	54,793	33,883	2,306	2,290	11,993	339,305
Total equity									15,086
Total equity and liabilities									354,391
Capital expenditure (excluding business combinations)	38	23	40	24	65	3	4	—	197

Notes to the consolidated financial statements continued

4 — Segmental information continued

(b) Further analysis by products and services

The Group’s results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business

Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health

Our general insurance and health business provides insurance cover to individuals and to small and medium-sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses.

Fund management

Our fund management business invests policyholders’ and shareholders’ funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other

Other includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

(i) Segmental income statement — products and services for the year ended 31 December 2010

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	22,600	9,205	—	—	31,805
Premiums ceded to reinsurers	(1,051)	(683)	—	—	(1,734)
Net written premiums	21,549	8,522	—	—	30,071
Net change in provision for unearned premiums	—	(73)	—	—	(73)
Net earned premiums	21,549	8,449	—	—	29,998
Fee and commission income	624	94	389	343	1,450
	22,173	8,543	389	343	31,448
Net investment income	17,183	500	7	1,059	18,749
Inter-segment revenue	—	—	216	—	216
Share of profit/(loss) of joint ventures and associates	180	—	(5)	(34)	141
Profit on the disposal of subsidiaries and associates	130	1	—	32	163
Segmental income	39,666	9,044	607	1,400	50,717
Claims and benefits paid, net of recoveries from reinsurers	(18,909)	(6,009)	—	—	(24,918)
Change in insurance liabilities, net of reinsurance	(6,997)	389	—	—	(6,608)
Change in investment contract provisions	(8,693)	—	—	—	(8,693)
Change in unallocated divisible surplus	362	—	—	—	362
Amortisation of acquired value of in-force business	(162)	—	—	—	(162)
Depreciation and other amortisation expense	(177)	(27)	(10)	(50)	(264)
Other operating expenses	(2,581)	(2,788)	(469)	(1,658)	(7,496)
Impairment losses	(82)	(3)	—	1	(84)
Inter-segment expenses	(206)	(8)	—	(2)	(216)
Finance costs	(155)	(48)	(65)	(431)	(699)
Segmental expenses	(37,600)	(8,494)	(544)	(2,140)	(48,778)
Profit/(loss) before tax from continuing operations	2,066	550	63	(740)	1,939
Tax attributable to policyholder returns	(394)	—	—	—	(394)
Profit/(loss) before tax from continuing operations attributable to shareholders	1,672	550	63	(740)	1,545
Adjusted for non-operating items from continuing operations	316	354	35	(224)	481
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations	1,988	904	98	(964)	2,026
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations	330	146	103	(55)	524
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits#	2,318	1,050	201	(1,019)	2,550

*            Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £113 million relates to property and liability insurance and £142 million relates to long-term business.

**     General insurance and health business segment includes gross written premiums of £942 million relating to health business. The remaining business relates to property and liability insurance.

#            Adjusted operating profit is a non-GAAP measure as defined in the Glossary.

Notes to the consolidated financial statements continued

4 — Segmental information continued

(ii) Segmental income statement — products and services for the year ended 31 December 2009

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	21,499	8,709	—	—	30,208
Premiums ceded to reinsurers	(1,756)	(679)	—	—	(2,435)
Net written premiums	19,743	8,030	—	—	27,773
Net change in provision for unearned premiums	—	553	—	—	553
Net earned premiums	19,743	8,583	—	—	28,326
Fee and commission income	677	111	438	337	1,563
	20,420	8,694	438	337	29,889
Net investment (expense)/income	20,889	1,052	5	(36)	21,910
Inter-segment revenue	—	—	189	—	189
Share of loss of joint ventures and associates	(410)	3	(16)	(40)	(463)
Profit on the disposal of subsidiaries and associates	(4)	—	—	126	122
Segmental income	40,895	9,749	616	387	51,647
Claims and benefits paid, net of recoveries from reinsurers	(17,615)	(6,367)	—	—	(23,982)
Change in insurance liabilities, net of reinsurance	(4,787)	553	—	—	(4,234)
Change in investment contract provisions	(10,946)	—	—	—	(10,946)
Change in unallocated divisible surplus	(1,479)	—	—	—	(1,479)
Amortisation of acquired value of in-force business	(246)	—	—	—	(246)
Depreciation and other amortisation expense	(142)	(44)	(6)	(73)	(265)
Other operating expenses	(2,661)	(3,061)	(472)	(1,163)	(7,357)
Impairment losses	(119)	(45)	—	1	(163)
Inter-segment expenses	(178)	(11)	—	—	(189)
Finance costs	(227)	(42)	(58)	(447)	(774)
Segmental expenses	(38,400)	(9,017)	(536)	(1,682)	(49,635)
Profit/(loss) before tax from continuing operations	2,495	732	80	(1,295)	2,012
Tax attributable to policyholder returns	(217)	—	—	—	(217)
Profit/(loss) before tax from continuing operations attributable to shareholders	2,278	732	80	(1,295)	1,795
Adjusted for non-operating items from continuing operations	(668)	85	25	415	(143)
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations	1,610	817	105	(880)	1,652
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations	277	143	28	(78)	370
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits#	1,887	960	133	(958)	2,022

*            Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £207 million, of which £51 million relates to property and liability insurance and £156 million relates to long-term business.

**     General insurance and health business segment includes gross written premiums of £841 million relating to health business. The remaining business relates to property and liability insurance.

#            Adjusted operating profit is a non-GAAP measure as defined in the Glossary.

Notes to the consolidated financial statements continued

4 — Segmental information continued

(iii) Segmental income statement — products and services for the year ended 31 December 2008

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	20,646	9,581	—	—	30,227
Premiums ceded to reinsurers	(1,023)	(722)	—	—	(1,745)
Net written premiums	19,623	8,859	—	—	28,482
Net change in provision for unearned premiums	—	295	—	—	295
Net earned premiums	19,623	9,154	—	—	28,777
Fee and commission income	719	150	483	327	1,679
	20,342	9,304	483	327	30,456
Net investment (expense)/income	(17,390)	382	6	(693)	(17,695)
Inter-segment revenue	—	—	185	—	185
Share of loss of joint ventures and associates	(1,068)	(5)	(12)	(16)	(1,101)
Profit on the disposal of subsidiaries and associates	—	—	—	(8)	(8)
Segmental income	1,884	9,681	662	(390)	11,837
Claims and benefits paid, net of recoveries from reinsurers	(18,761)	(6,461)	—	—	(25,222)
Change in insurance liabilities, net of reinsurance	4,505	224	—	—	4,729
Change in investment contract provisions	10,507	—	—	—	10,507
Change in unallocated divisible surplus	4,452	—	—	—	4,452
Amortisation of acquired value of in-force business	(328)	—	—	—	(328)
Depreciation and other amortisation expense	(146)	(40)	(5)	(91)	(282)
Other operating expenses	(2,770)	(3,456)	(529)	186	(6,569)
Impairment losses	(215)	(26)	—	(2)	(243)
Inter-segment expenses	(167)	(8)	—	(10)	(185)
Finance costs	(388)	(1)	(57)	(418)	(864)
Segmental expenses	(3,311)	(9,768)	(591)	(335)	(14,005)
Profit/(loss) before tax from continuing operations	(1,427)	(87)	71	(725)	(2,168)
Tax attributable to policyholder returns	1,068	—	—	—	1,068
Profit/(loss) before tax from continuing operations attributable to shareholders	(359)	(87)	71	(725)	(1,100)
Adjusted for non-operating items from continuing operations	1,857	1,108	42	104	3,111
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations	1,498	1,021	113	(621)	2,011
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations	196	177	10	(97)	286
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits#	1,694	1,198	123	(718)	2,297

*            Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £89 million relates to property and liability insurance and £131 million relates to long-term business.

**     General insurance and health business segment includes gross written premiums of £1,924 million and premiums ceded to other companies of £35 million relating to health business. The remaining business relates to property and liability insurance.

#            Adjusted operating profit is a non-GAAP measure as defined in the Glossary.

Notes to the consolidated financial statements continued

5 — Details of income

This note gives further detail on the items appearing in the first section of the consolidated income statement.

	2010 £m		2009 £m		2008 £m
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Gross written premiums (note 4a & 4b)
Long-term:
Insurance contracts	15,455	2,860	13,880	2,812	15,986	3,402
Participating investment contracts	7,145	345	7,619	411	4,660	224
General insurance and health	9,205	1,264	8,709	1,259	9,581	2,353
	31,805	4,469	30,208	4,482	30,227	5,979
Less: premiums ceded to reinsurers (note 4a & 4b)	(1,739)	(124)	(2,442)	(134)	(1,749)	(92)
Internal reinsurance revenue	5	(5)	7	(7)	4	(4)
Gross change in provision for unearned premiums (note 36e)	(43)	(2)	640	5	396	(8)
Reinsurers’ share of change in provision for unearned premiums (note 39c(iii))	(30)	—	(87)	1	(101)	(10)
Net change in provision for unearned premiums	(73)	(2)	553	6	295	(18)
Net earned premiums	29,998	4,338	28,326	4,347	28,777	5,865)
Fee and commission income
Fee income from investment contract business	438	3	455	1	479	8
Fund management fee income	394	173	438	98	472	84
Other fee income	450	48	447	26	536	41
Reinsurance commissions receivable	110	17	163	17	165	11
Other commission income	56	91	54	84	48	62
Net change in deferred revenue	2	—	6	—	(21)	—
	1,450	332	1,563	226	1,679	206
Total revenue	31,448	4,670	29,889	4,573	30,456	6,071
Net investment income
Interest and similar income
From financial instruments designated as trading and other than trading	5,922	992	6,268	990	6,221	1,081
From AFS investments and financial instruments at amortised cost	1,631	584	1,552	598	1,421	591
	7,553	1,576	7,820	1,588	7,642	1,672
Dividend income	1,324	292	1,432	321	2,051	393
Other income from investments designated as trading
Realised gains & losses on disposals	369	(77)	237	456	867	172
Unrealised gains and losses (policy I)
Gains/(losses) arising in the year	436	253	(472)	(712)	486	661
(Gains)/losses recognised in prior periods and now realised	(369)	77	(237)	(456)	(867)	(172)
	67	330	(709)	(1,168)	(381)	489
	436	253	(472)	(712)	486	661
Other income from investments designated as other than trading
Realised gains/(losses) on disposals	1,296	337	(2,789)	228	(952)	(229)
Unrealised gains and losses (see policy I)
Gains/(losses) arising in the year	8,253	939	12,894	1,587	(25,090)	(1,304)
(Gains)/losses recognised previously and now realised	(1,296)	(337)	2,789	(228)	952	229
	6,957	602	15,683	1,359	(24,138)	(1,075)
	8,253	939	12,894	1,587	(25,090)	(1,304)
Realised gains and losses on AFS investments
Gains /(losses)recognised previously as unrealised in equity (see policy R and note 32)	73	87	6	304	(22)	148
Other gains/(losses)arising in the year	—	—	—	—	—	—
	73	87	6	304	(22)	148
Net income from investment properties
Rent	780	141	763	145	835	124
Expenses relating to these properties	(22)	(29)	(17)	(30)	(8)	(25)
Realised gains/(losses) on disposal	41	4	337	2	14	—
Fair value gains/(losses) on investment properties (note 18)	464	(43)	(1,016)	(68)	(3,107)	(30)
	1,263	73	67	49	(2,266)	69
Realised gains on loans	(1)	13	5	19	3	4
Foreign exchange gains and losses on investments other than trading	(52)	(2)	233	5	(393)	(2)
Other investment (expenses)/income	(100)	13	(75)	84	(106)	11
Net investment income	18,749	3,244	21,910	3,245	(17,695)	1,652
Share of profit/(loss) after tax of joint ventures (note 15a)	149	—	(409)	—	(1,038)	—
Share of loss after tax of associates (note 16a)	(8)	(10)	(54)	(41)	(63)	(27)
Share of profit/(loss) after tax of joint ventures and associates	141	(10)	(463)	(41)	(1,101)	(27)
Profit on disposal of subsidiaries and associates (note 3b)	163	(4)	122	31	(8)	15
Total income	50,501	7,900	51,458	7,808	11,652	7,711
Income from continuing operations	50,501		51,458		11,652
Income from discontinuing operations	7,900		7,808		7,711
	58,401		59,266		19,363

Notes to the consolidated financial statements continued

6 — Details of expenses

This note gives further detail on the items appearing in the second section of the consolidated income statement.

	2010 £m		2009 £m		2008 £m
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Claims and benefits paid
Claims and benefits paid to policyholders on long-term business
Insurance contracts	14,614	3,147	14,315	2,658	14,603	2,383
Participating investment contracts	4,981	357	4,016	248	4,726	359
Non-participating investment contracts	39	—	67	—	115	—
Claims and benefits paid to policyholders on general insurance and health business	6,381	813	6,672	772	6,793	1,903
	26,015	4,317	25,070	3,678	26,237	4,645
Less: Claim recoveries from reinsurers
Insurance contracts	(947)	(83)	(972)	(111)	(933)	(514)
Participating investment contracts	(150)	—	(116)	—	(82)	—
	—	—	—	—	—	—
Claims and benefits paid, net of recoveries from reinsurers	24,918	4,234	23,982	3,567	25,222	4,131
Change in insurance liabilities
Change in insurance liabilities	5,727	543	4,381	1,374	(5,171)	379
Change in reinsurance asset for insurance provisions	881	26	(147)	74	442	465
Change in insurance liabilities, net of reinsurance	6,608	569	4,234	1,448	(4,729)	844
Change in investment contract provisions
Investment income allocated to investment contracts	3,839	68	5,068	68	(6,898)	(59)
Other changes in provisions
Participating investment contracts (note 37)	4,845	(20)	5,593	171	(3,110)	22
Non-participating investment contracts	2	—	(5,425)	—	(506)	(85)
Change in reinsurance asset for investment contract provisions	7	—	5,710	—	7	—
Change in investment contract provisions	8,693	48	10,946	239	(10,507)	(122)
Change in unallocated divisible surplus (note 41)	(362)	33	1,479	68	(4,452)	(30)
Fee and commission expense
Acquisition costs
Commission expenses for insurance and participating investment contracts	2,734	276	2,678	275	3,275	246
Change in deferred acquisition costs for insurance and participating investment contracts	(575)	2	(522)	(14)	(513)	—
Deferrable costs for non-participating investment contracts	141	—	112	—	160	—
Other acquisition costs	1,137	139	971	166	1,136	201
Change in deferred acquisition costs for non-participating investment contracts	(29)	—	(31)	—	185	—
Investment income attributable to unitholders	1,586	—	331	—	(679)	—
Reinsurance commissions and other fee and commission expense	439	17	414	16	377	23
	5,433	434	3,953	443	3,941	470
Other expenses
Other operating expenses
Staff costs (note 8)	1,236	441	1,308	537	1,418	497
Central costs and sharesave schemes	144	—	108	—	141	—
Depreciation (note 17)	64	13	101	14	120	11
Impairment losses on property and equipment (note 17)	—	3	2	—	—	—
Impairment of goodwill on subsidiaries and other amounts expensed (note 13a)	3	—	30	—	3	45
Amortisation of acquired value of in-force business on insurance contracts (note 14)	162	12	246	3	328	5
Amortisation of intangible assets (note 14)	179	18	122	20	96	17
Impairment of acquired value of in-force business (note 14)	—	—	13	—	—	2
Impairment of intangible assets (note 14)	16	5	12	—	9	4
Integration and restructuring costs (see below)	225	18	286	—	303	23
Exceptional items (see below)	(286)	66	776	—	121	126
Other expenses	837	265	844	269	767	408
	2,580	841	3,848	843	3,306	1,138
Impairments
Net impairment on loans	10	12	46	7	26	24
Net impairment on financial investments	76	103	101	437	217	756
Net impairment on receivables and other financial assets	(4)	5	1	1	—	17
Net impairment on non-financial assets	(1)	3	(1)	—	—	—
	81	123	147	445	243	797
Other net foreign exchange (gains)/losses	(88)	—	83	—	(68)	—
Finance costs (note 7)	699	723	774	745	864	683

6 — Details of expenses continued

Total expenses	48,562	7,005	49,446	7,798	13,820	7,911
Expenses from continuing operations	48,562		49,446		13,820
Expenses from discontinuing operations	7,005		7,798		7,911
Total expense	55,567		57,244		21,731

Certain prior year disclosures in note 6 have been amended to conform to current year presentation

Integration and restructuring costs

Integration and restructuring costs were £243 million (2009: £286 million; 2008: £326 million). This includes expenditure relating to restructuring exercises across the group of £123 million, including UK restructuring costs of £53 million, £18 million in Delta Lloyd, £20 million in North America and £30 million in Aviva Investors. Expenditure relating to the Quantum Leap project in Europe amounted to £40 million and costs associated with preparing the businesses for Solvency II implementation amounted to £59 million. Costs incurred in 2009 and 2008 are mainly related to expenditure on cost saving programmes in the UK and Europe.

Exceptional items

The table above includes exceptional items of £220 million for the year ended 31 December 2010. This includes £66 million recognised in Delta Lloyd which comprises of the cost of the German business closure, unit-linked insurance compensation scheme costs and compensation costs in defined contribution pension schemes and a £286 million benefit from the closure of the final salary section of the UK staff pension scheme to future accruals.

For the year ended 31 December 2009, exceptional items were £776 million. This comprises £674 million as a result of the reattribution of the inherited estate, and a £102 million expense for the migration of all remaining local brands

For the year ended 31 December 2008, exceptional items were £247 million (2007: £nil). These included £142 million for closing or exiting non-core business operations such as the lifetime wrap platform and The British School of Motoring in the UK and the structured settlement business in the United States. The costs also included £126 million for the settlement agreed by our Netherlands life business for its unit-linked policyholders, following an industry-wide challenge on the level of fees. The remaining balance related to brand migration costs of £37 million offset by a £58 million benefit from settlement of a disputed Australian tax liability and the consequent release of a provision for interest charges.

7 — Finance costs

This note analyses the interest costs on our borrowings (which are described in note 46) and similar charges.

Finance costs comprise:

		2010 £m		2009 £m		2008 £m
	Notes	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Interest expense on core structural borrowings
Subordinated debt		290	—	285	8	229	—
Debenture loans		20	12	17	12	10	11
Commercial paper		1	—	13	—	36	—
		311	12	315	20	275	11
Interest expense on operational borrowings
Amounts owed to credit institutions		57	66	64	49	56	26
Securitised mortgage loan notes
At amortised cost		—	67	—	77	—	125
At fair value		88	52	89	96	104	221
		88	119	89	173	104	346
		145	185	153	222	160	372
Interest on banking customer deposits		—	394	—	390	—	250
Interest on reinsurance deposits		8	—	12	—	11	—
Interest on collateral received		20	—	47	—	321	—
Net finance charge on pension schemes (notes 2a & 45e(iv))		127	68	110	73	—	—
Other similar charges		88	64	137	40	97	50
		243	526	306	503	429	300
Total finance costs		699	723	774	745	864	683

Total finance costs — continuing operations		699		774		864
Total finance costs — discontinued operations		723		745		683
Total finance costs		1,422		1,519		1,547

Notes to the consolidated financial statements continued

8 — Employee information

This note shows where our staff is employed throughout the world and analyses the total staff costs. The note excludes staff employed by our joint ventures or associates.

(a) Employee numbers

The number of persons employed by the Group was:

	At 31 December			Average for the year
	2010 Number	2009 Number	2008 Number	2010 Number	2009 Number	2008 Number
United Kingdom operations	20,762	21,663	28,424	21,166	24,068	29,996
Aviva Europe	9,797	9,741	9,827	9,506	9,755	9,761
North America	5,212	5,247	5,627	5,296	5,498	4,990
Asia Pacific	1,738	1,599	2,376	1,593	1,595	2,220
Aviva Investors	1,386	1,311	1,298	1,267	1,313	1,061
Corporate centre	525	469	532	504	467	507
Employees from continuing operations	39,420	40,030	48,084	39,332	42,696	48,535
Employees from discontinued operations	5,722	6,297	6,674	6,009	6,486	6,522
Total employee numbers	45,142	46,327	54,758	45,341	49,182	55,057

(b) Staff costs

Total staff costs were:

	2010 £m		2009 £m		2008 £m
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Wages and salaries	1,531	333	1,520	340	1,696	411
Social security costs	212	48	221	51	214	44
Post-retirement obligations	—
Defined benefit schemes (note 45d)	(219)	44	86	101	141	34
Defined contribution schemes (note 45d)	70	—	73	—	65	—
Profit sharing and incentive plans	140	7	98	37	169	3
Equity compensation plans (note 27d)	50	—	56	—	39	—
Termination benefits	14	9	68	8	52	5
	1,798	441	2,122	537	2,376	497

The credit for the defined benefit pension schemes arises from the £286 million gain on the closure of the UK schemes to future accrual, described in note 45(c).

These costs are charged within:

	2010 £m		2009 £m		2008 £m
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Acquisition costs	620	—	491	—	584	—
Claims handling expenses	234	—	270	—	291	—
Central costs and sharesave schemes	(6)	—	53	—	83	—
Other operating expenses	1,236	441	1,308	537	1,418	497
Exceptional items	(286)	—	—	—	—	—
	1,798	441	2,122	537	2,376	497

Notes to the consolidated financial statements continued

9 — Auditors’ remuneration

This note shows the total remuneration payable by the Group to our auditors.

The total remuneration payable by the Group, excluding VAT and any overseas equivalent thereof, to its principal auditors, Ernst & Young LLP, and its associates is shown below.

	2010
	Audit fees £m	Audit- related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP for the statutory audit of the Aviva Group and Company financial statements	1.8	—	—	—	1.8
Fees payable to Ernst & Young LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	11.2	—	—	—	11.2
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	0.6	—	—	—	0.6
Other services pursuant to legislation	2.5	—	—	—	2.5
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	1.8	—	—	1.8
Tax services	—	—	0.1	—	0.1
All other fees:
Services relating to corporate finance transactions	—	—	—	0.5	0.5
Other supplementary services	—	2.5	—	0.2	2.7
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	16.1	4.4	0.1	0.7	21.3
Fees payable to E&Y LLP and its associates for services to Group companies classified as discontinued operations	2.5	0.9	—	0.9	4.3
	18.6	5.3	0.1	1.6	25.6

	2009
	Audit fees £m	Audit- related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP for the statutory audit of the Aviva Group and Company financial statements	1.5	—	—	—	1.5
Fees payable to Ernst & Young LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	9.4	—	—	—	9.4
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	1.5	—	—	—	1.5
Other services pursuant to legislation	3.0	—	—	—	3.0
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	2.1	—	—	2.1
Tax services	—	—	0.1	—	0.1
All other fees:
Services relating to corporate finance transactions	—	1.2	—	0.7	1.9
Other supplementary services	—	6.8	—	2.9	9.7
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	15.4	10.2	0.1	3.6	29.3
Fees payable to E&Y LLP and its associates for services to Group companies classified as discontinued operations	2.5	1.1	—	1.1	4.7
	17.9	11.3	0.1	4.7	34.0

Notes to the consolidated financial statements continued

9 — Auditors’ remuneration continued

	2008
	Audit fees £m	Audit- related fees £m	Tax services £m	Other services £m	Total fees £m
Fees payable to Ernst & Young LLP for the statutory audit of the Aviva Group and Company financial statements	1.5	—	—	—	1.5
Fees payable to Ernst & Young LLP and its associates for other services to Group companies:
Audit of Group subsidiaries pursuant to legislation	7.1	—	—	—	7.1
Additional fees related to the prior year audit of Group subsidiaries pursuant to legislation	0.5	—	—	—	0.5
Other services pursuant to legislation	2.4	—	—	—	2.4
Audit of Group pension scheme	—	0.1	—	—	0.1
Supplementary reporting	—	3.5	—	—	3.5
Tax services	—	—	0.2	—	0.2
All other fees:
Services relating to corporate finance transactions	—	0.1	—	0.4	0.5
Services relating to information technology	—	—	—	—	—
Other supplementary services	—	4.2	—	1.5	5.7
Fees payable to E&Y LLP and its associates for services to Group companies classified as continuing operations	11.5	7.9	0.2	1.9	21.5
Fees payable to E&Y LLP and its associates for services to Group companies classified as discontinued operations	2.9	0.5	—	0.1	3.5
	14.4	8.4	0.2	2.0	25.0

For the first time in 2010, Audit fees includes the fees payable for attestation under Section 404 of the US Sarbanes-Oxley Act 2002. In 2009, the fees for assurance services provided in connection with the IFRS component of the Group’s Financial Reporting Control Framework were included in Other supplementary services.

Fees payable for the audit of the Group’s subsidiaries pursuant to legislation include fees for the statutory audit of the subsidiaries, both inside and outside the UK, and for the work performed by Ernst & Young LLP in respect of the subsidiaries for the purpose of the consolidated financial statements of the Group.

Other services pursuant to legislation comprise services in relation to statutory and regulatory filings. These include audit services for the audit of FSA returns in the UK and review of interim financial information under the Listing Rules of the UK Listing Authority.

Fees for Supplementary reporting are in respect of the audit of the Group’s MCEV reporting. Although embedded value is a primary management reporting basis and our disclosures require a full audit, the relevant fees are not classified as being for statutory audit.

The 2010 fees for Other supplementary services include £0.7 million (2009: £5.7 million; 2008: £35 million) for assurance services in connection with the Group’s Financial Reporting Control Framework; £1.1 million (2009: £1.2 million; 2008; £1.2 million ) for examination of the Group’s Individual Capital Assessment (ICA); and £2.7 million (2009: £3.9 million; 2008: £1.5 million). The 2009 figures for other services included fees for work undertaken on the listing on the New York Stock Exchange and the reattribution of the inherited estate in the UK.

Notes to the consolidated financial statements continued

10 — Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement

(i)             The total tax charge/(credit) comprises:

	2010 £m	2009 £m	2008 £m
Current tax
For this year	583	560	588
Prior year adjustments	(44)	(159)	(282)
Total current tax from continuing operations	539	401	306
Deferred tax
Origination and reversal of temporary differences	280	301	(1,855)
Changes in tax rates or tax laws	(35)	2	(7)
Write-(back)/down of deferred tax assets	(67)	21	95
Total deferred tax from continuing operations	178	324	(1,767)
Total tax charged/(credited) to income statement from continuing operations	717	725	(1,461)
Total tax charged/(credited) to income statement from discontinued operations	225	(18)	(22)
Total tax charged/(credited) to income statement (note 10d)	942	707	(1,483)

(ii)          The Group, as a proxy for policyholders in the UK, Ireland, Singapore and Australia (prior to its disposal in 2009), is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life policyholder returns is included in the tax charge. The tax charge attributable to policyholders’ returns included in the charge above is £394m (2009: £217 million charge; 2008: £1,068 million credit).

(iii)       The tax charge/(credit) can be analysed as follows:

	2010 £m	2009 £m	2008 £m
UK tax	447	225	(1,482)
Overseas tax	495	482	(1)
	942	707	(1,483)

(iv)      Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £34 million and £88 million respectively (2009: £59 million and £10 million respectively; 2008: £139 million and £19 million respectively).

(v)         Deferred tax charged/(credited) to the income statement represents movements on the following items:

	2010 £m	2009 £m	2008 £m
Long-term business technical provisions and other insurance items	42	(862)	538
Deferred acquisition costs	223	234	240
Unrealised gains/(losses) on investments	175	1,091	(2,029)
Pensions and other post-retirement obligations	23	(30)	6
Unused losses and tax credits	24	(231)	(133)
Subsidiaries, associates and joint ventures	2	7	(194)
Intangibles and additional value of in-force long-term business	(111)	(38)	44
Provisions and other temporary differences	(200)	153	(239)
Total deferred tax charged/(credited) to income statement from continuing operations	178	324	(1,767)
Total deferred tax charged/(credited) to income statement from discontinued operations	220	(70)	41
Total deferred tax charged/(credited) to income statement	398	254	(1,726)

Notes to the consolidated financial statements continued

10 — Tax continued

(b) Tax charged/(credited) to other comprehensive income

(i)             The total tax charge/(credit) comprises:

	2010 £m	2009 £m	2008 £m
Current tax from continuing operations
In respect of fair value losses on owner-occupied properties	—	—	(1)
In respect of pensions and other post-retirement obligations	(29)	—	—
In respect of foreign exchange movements	(5)	—	—
	(34)	—	(1)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(3)	(23)	(22)
In respect of fair value gains on owner-occupied properties	2	—	—
In respect of unrealised gains/(losses) on investments	151	199	(109)
	150	176	(131)
Total tax charged/(credited) to other comprehensive income arising from continuing operations	116	176	(132)
Total tax (credited)/charged to other comprehensive income arising from discontinued operations	(4)	20	(87)
Total tax charged/(credited) to other comprehensive income	112	196	(219)

(ii)          The tax charge attributable to policyholders’ returns included above is £nil (2009: £nil; 2008: £nil).

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £17 million (2009: £17 million; 2008: £16 million), and is wholly in respect of coupon payments on direct capital instruments.

(d) Tax reconciliation

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2010 £m			2009 £m			2008 £m
	Share/ holder	Policy holder	Total £m	Share/ holder	Policy holder	Total £m	Share/ holder	Policy holder	Total £m
Profit /(loss) before tax	2,440	394	2,834	1,805	217	2,022	(1,300)	(1,068)	(2,368)
Tax calculated at standard UK corporation tax rate of 28% (2009: 28%; 2008: 28.5%)	684	110	794	505	61	566	(371)	(304)	(675)
Different basis of tax — policyholders	—	272	272	(52)	134	82	—	(767)	(767)
Adjustment to tax charge in respect of prior years	(28)	—	(28)	(113)	—	(113)	(283)	—	(283)
Non-assessable income	(93)	—	(93)	(105)	—	(105)	(94)	—	(94)
Non-taxable profit on sale of subsidiaries and associates	(44)	—	(44)	(44)	—	(44)	(2)	—	(2)
Disallowable expenses	142	—	142	279	—	279	95	—	95
Different local basis of tax on overseas profits	95	—	95	57	(7)	50	(66)	5	(61)
Reduction in future local statutory tax rates	(26)	—	(26)	—	—	—	—	—	—
Movement in deferred tax not recognised	(156)	—	(156)	(46)	31	(15)	292	—	292
Other	(26)	12	(14)	9	(2)	7	14	(2)	12
Total tax charged/(credited) to income statement (note 10a)	548	394	942	490	217	707	(415)	(1,068)	(1,483)

Notes to the consolidated financial statements continued

10 — Tax continued

(d) Tax reconciliation continued

The tax charge attributable to policyholders’ returns is deducted from the Group’s total profit before tax in arriving at the Group’s profits before tax attributable to shareholders’ profits. As the net of tax profits attributable to with-profits and unit-linked policyholders is zero, the Group’s pre-tax profit attributable to policyholders is an amount equal and opposite to the tax charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax charge and the impact of this item in the tax reconciliation can be explained as follows:

	2010 £m	2009 £m	2008 £m
Tax attributable to policyholder returns	394	217	(1,068)
UK corporation tax at a rate of 28% (2009: 28%, 2008: 28.5%) in respect of the policyholder tax deduction	(110)	(61)	304
Different local basis of tax on overseas profits	—	7	(5)
Movement in deferred tax not recognised	—	(31)	—
Other life insurance regime impacts	(12)	(52)	—
Other	—	2	2
Different basis of tax — policyholders per tax reconcilliation	272	82	(767)

A gradual reduction in the UK corporation tax rate from 28% to 24% over four years was announced in the Emergency Budget of 22 June 2010. The first 1% rate reduction was enacted in the Finance (No.2) Act 2010. This was augmented in the Finance Act 2011 to include an additional 1% reduction from April 2011, the effect of which is shown in the table above. A further 1% rate reduction to 25%, with effect from 1 April 2012, was substantively enacted on 5 July 2011. The benefit to the Group’s net assets is estimated as £30 million. Subsequent reductions will be dealt with by future legislation. The benefit to the Group’s net assets from the further 2% reduction in the rate from 25% to 23% is estimated as approximately £60 million in total and will be recognised as the legislation is substantively enacted.

Considerable changes to the regime for taxing UK life insurance companies were announced with the budget of 23 March 2011 and a second consultation commenced in April 2011. The uncertainty surrounding the final outcome of the consultation and the complexity of the changes means that it has not been possible to estimate their impact on the deferred tax assets and liabilities shown in the consolidated statement of financial position.

Notes to the consolidated financial statements continued

11 — Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share).

(a) Basic earnings per share

(i)   The profit attributable to ordinary shareholders is:

	2010	2009	2008
	Total £m	Total £m	Total £m
Profit/(loss) before tax attributable to shareholders’ profits	1,545	1,795	(1,100)
Tax attributable to shareholders’ profits/(loss)	(323)	(508)	393
Profit/(loss) for the year	1,222	1,287	(707)
Amount attributable to non-controlling interests	(117)	(200)	(24)
Cumulative preference dividends for the year	(17)	(17)	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(42)	(44)	(40)
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,046	1,026	(788)
Profit/(loss) attributable to ordinary shareholders from discontinued operations	358	(2)	(184)
Profit/(loss) attributable to ordinary shareholders	1,404	1,024	(972)

(b) Diluted earnings per share

(i)   Diluted earnings per share is calculated as follows:

	2010			2009			2008
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Profit/(loss) attributable to ordinary shareholders	1,046	2,784	37.6	1,026	2,705	37.9	(788)	2,643	(29.8)
Dilutive effect of share awards and options	—	47	(0.6)	—	25	—	—	24	—
Diluted earnings per share from continuing operations	1,046	2,831	37.0	1,026	2,730	37.6	(788)	2,667	(29.5)
Profit/(loss) attributable to ordinary shareholders	358	2,784	12.8	(2)	2,705	(0.1)	(184)	2,643	(7.0)
Dilutive effect of share awards and options	—	47	(0.2)	—	25	—	—	24	(0.1)
Diluted earnings per share from discontinued operations	358	2,831	12.6	(2)	2,730	(0.1)	(184)	2,667	(6.9)
Diluted earnings per share	1,404	2,831	49.6	1,204	2,730	37.5	(972)	2,667	(36.4)

12 — Dividends and appropriations

This note analyses the total dividends and other appropriations we have paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements. The impact of shares issued in lieu of dividends is shown separately in note 33.

	2010 £m	2009 £m	2008 £m
Ordinary dividends declared and charged to equity in the year
Final 2009 — 15.00 pence per share, paid on 17 May 2010	415	—	—
Final 2008 — 19.91 pence per share, paid on 15 May 2009	—	527	—
Final 2007 — 21.10 pence per share, paid on 16 May 2008	—	—	554
Interim 2010 — 9.50 pence per share, paid on 17 November 2010	266	—	—
Interim 2009 — 9.00 pence per share, paid on 17 November 2009	—	248	—
Interim 2008 — 13.09 pence per share, paid on 17 November 2008	—	—	348
	681	775	902
Preference dividends declared and charged to equity in the year	17	17	17
Coupon payments on direct capital instruments	59	61	56
	757	853	975

Subsequent to 31 December 2010, the directors proposed a final dividend for 2010 of 16.0 pence per ordinary share (2009: 15.0 pence; 2008: 19.91 pence), amounting to £451 million (2009: £415 million; 2008: £527 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2011 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2011.

Interest on the direct capital instruments issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 28.0% (2009: 28.0%; 2008: 28.5%).

Notes to the consolidated financial statements continued

13 — Goodwill

This note analyses the changes to the carrying amount of goodwill during the year, and details the results of our impairment testing on both goodwill and intangible assets with indefinite lives.

(a) Carrying amount

	2010 £m	2009 £m
Gross amount
At 1 January	3,667	3,898
Acquisitions (note 3a)	29	5
Fair value adjustments and movements in contingent consideration	(4)	48
Disposals	(4)	(9)
Amounts expensed in the year	—	(30)
Foreign exchange rate movements	(17)	(245)
At 31 December	3,671	3,667
Accumulated impairment
At 1 January	(286)	(315)
Other impairment losses charged to expenses	(3)	—
Write back of impairment related to disposals	—	3
Foreign exchange rate movements	9	26
At 31 December	(280)	(286)
Carrying amount at 1 January	3,381	3,583
Carrying amount at 31 December	3,391	3,381

Goodwill impairment charges of £3 million have been recognised as expenses. Together with impairment charges of £9 million recognised in respect of goodwill within interests in joint ventures (note 15) and £12 million recognised in respect of goodwill within interests in associates (note 16), the total goodwill write down for the year is £24 million.

Movements in contingent consideration relate to contingent consideration paid or received in respect of acquisitions of subsidiaries prior to 1 January 2010. Goodwill arising on acquisitions completed before 1 January 1998 was charged directly to reserves. Goodwill arising on the Group’s acquisition of joint ventures and associates is included within the carrying value of those investments (see notes 15 and 16).

(b) Goodwill allocation and impairment testing

A summary of the goodwill and intangibles with indefinite useful lives allocated to cash-generating units is presented below.

	Carrying amount of goodwill		Carrying amount of intangibles with indefinite useful lives (detailed in note 14)		Total
	2010 £m	2009 £m	2010 £m	2009 £m	2010 £m	2009 £m
United Kingdom
Long-term business (see (i) below)	29	31	—	—	29	31
General insurance, RAC and health (see (ii) below)	1,208	1,208	201	201	1,409	1,409
Europe
France (long-term business) (see (iii) below)	—	—	53	55	53	55
Ireland
Long-term business (see (iv) below)	118	122	—	—	118	122
General insurance and health (see (v) below)	119	121	—	—	119	121
Italy
Long-term business (see (vi) below)	65	65	—	—	65	65
General insurance and health (see (vii) below)	56	58	—	—	56	58
Delta Lloyd (see (viii) below)	307	319	—	—	307	319
Spain (long-term business) (see (ix) below)	556	580	—	—	556	580
Other	12	15	—	—	12	15
North America
United States (long-term business) (see (x) below)	795	770	—	—	795	770
United States (fund management)	28	—	—	—	28	—
Canada	44	42	—	—	44	42
Asia Pacific
Various	54	50	—	—	54	50
	3,391	3,381	254	256	3,645	3,637

As explained in accounting policy M, the carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate there may be uncertainty over this value. The tests led to impairment of goodwill of £3 million in 2010 (2009: £nil).

Goodwill and intangibles with indefinite useful lives have been tested for impairment in these businesses as follows:

Notes to the consolidated financial statements continued

13 — Goodwill continued

United Kingdom

(i) Long-term business

The UK long-term business goodwill balance is split across two cash-generating units, with no individual balance exceeding £20 million.

As part of the annual review of goodwill, management have considered the recoverability of the goodwill balance associated with the UK Creditor Life business. As a result of a change in the nature of products sold by that business, management have concluded that the goodwill is no longer fully recoverable and an impairment of £2 million has been recognised as an expense during the year.

(ii) General insurance, RAC and health

The recoverable amount of the UK General Insurance, RAC and health business exceeds the carrying value of the cash-generating unit including goodwill.

The recoverable amount of the UK general insurance, RAC and health unit has been determined based on a value in use calculation. The calculation uses cash flow projections based on business plans approved by management covering a three-year period. Cash flows beyond that three-year period have been extrapolated using a steady 2.5% growth rate and a risk-adjusted discount rate of 9.3%. This growth rate is set with regards to past experience and historical statistics of UK premium growth published by the Association of British Insurers.

Key assumptions used for the calculation were:

•             Budgeted adjusted operating profit represents the adjusted operating profit in the business plans, approved by management, and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the relevant UK industry sectors;

•             Some of the assumptions that underline the budgeted adjusted operating profit include market share, customer numbers, premium rate and fee income changes, claims inflation and commission rates; and

•             Growth rates represent the rates used to extrapolate future cash flows beyond the business plan period and have been based upon latest information available regarding future and past growth rates, including external sources of data such as ABI Annual Market Statistics.

Europe

Long-term business

The recoverable amount of long-term business cash-generating units in the Europe region has been determined based on a value in use calculation. The first step of the test was to compare the carrying value of each cash-generating unit, including goodwill, to the Market Consistent Embedded Value (MCEV) of that cash-generating unit. If the MCEV is less than the carrying value of a cash generating unit the present value of profits from expected new business for that cash-generating unit is considered. If the value of profits from expected new business for a cash-generating unit is expected to grow beyond the period of the initial plan, this growth rate is set with regard to past experience in each market and market expectations of future growth in each country.

For European long-term business cash-generating units a key assumption used for the calculation was the embedded value which represents the shareholder interest in the life business and is calculated in accordance with the Market Consistent Embedded Value (MCEV) principles. The embedded value is the total of the net worth and the value of the in-force life business.

General insurance, health and other

The recoverable amount of general insurance, health and other non-life cash-generating units in the Europe region has been determined based on a value in use calculation. Value in use is calculated for each cash-generating unit using a discounted cash flow projection based on business plans and growth assumptions approved by management for each cash-generating unit and discounted at a risk discount rate appropriate for each cash-generating unit. If the cash flows are expected to grow beyond the period of the initial plan, this growth rate is set with regard to past experience in each market and market expectations of future growth in each country.

(iii) France (long-term business)

The recoverable amount of the indefinite life intangible asset has been assessed as part of the recoverable amount of the French long-term business cash-generating unit. The MCEV of the French long-term business was significantly greater than its carrying value, including indefinite life intangible assets.

Notes to the consolidated financial statements continued

13 — Goodwill continued

(iv) Ireland (long-term business)

The recoverable amount of the Irish long-term business exceeds the carrying value of the cash-generating unit including goodwill.

This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.

Key assumptions (in addition to MCEV principles) used for the calculation were:

•             New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management;

•             Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of no future growth in annual cash flows;

•             Discount rate of 5% represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The MCEV principles applied to project future cash flows include allowance for many of the risks associated with these cash flows, and therefore these risks are not also reflected in the discount rate applied to calculate a present value of future cash flows.

(v) Ireland (general insurance and health)

The recoverable amount of the Irish general insurance and health business exceeds the carrying value of the cash-generating unit including goodwill.

Key assumptions used for the calculation were:

•             Budgeted adjusted operating profit for an initial three-year period which represents the adjusted operating profit in the business plans, approved by management and reflecting the best estimate of future profits based on both historical experience and expected growth rates for the Irish economy. The assumptions that underline the budgeted adjusted operating profit include market share, premium rate changes, claims inflation and commission rates;

•             Future cash flows are extrapolated beyond the three-year business plan period assuming nil growth for general insurance business and a 7% growth rate for the health business; and

•             A risk-adjusted discount rate of 10.8%.

(vi) Italy (long-term business)

The recoverable amount of the Italian long-term business exceeds the carrying value of the cash-generating unit including goodwill.

This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.

Key assumptions (in addition to MCEV principles) used for the calculation were:

•             New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management;

•             Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 3%; and

•             Discount rate of 6.5% represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The MCEV principles applied to project future cash flows include allowance for many of the risks associated with these cash flows, and therefore these risks are not also reflected in the discount rate applied to calculate a present value of future cash flows.

(vii) Italy (non-life)

The recoverable amount exceeds the carrying value of the cash-generating unit including goodwill.

Key assumptions used for the calculation were:

•             Budgeted adjusted operating profit for an initial three-year period represents the adjusted operating profit in the most recent business plans, approved by management and as such reflects the best estimate of future profits based on both historical experience and expected growth rates for the Italian economy;

•             Growth rate of 3% represents the rate used to extrapolate future cash flows beyond the business plan period; and

•             A risk-adjusted discount rate of 10.8%.

Notes to the consolidated financial statements continued

13 — Goodwill continued

(ix) Spain (long-term business)

The recoverable amount of the Spanish long-term business exceeds the carrying value of the cash-generating unit including goodwill.

This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business.

Key assumptions (in addition to MCEV principles) used for the calculation were:

•             New business contribution represents the present value of projected future profits generated from business written in a period.

This is initially based on the most recent three year business plans approved by management;

•             Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s conservative estimate of future growth of 3%; and

•             Risk-adjusted discount rate of 5.6% represents the rate used to discount expected profits from future new business. The discount rate is a combination of a risk-free rate and a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed. The MCEV principles applied to project future cash flows include allowance for many of the risks associated with these cash flows, and therefore these risks are not also reflected in the discount rate applied to reach a present value.

In addition to estimating the recoverable value of the Spain cash-generating unit, management have considered the terms of the contractual arrangements with bancassurance partners. Management have concluded that, under a range of reasonably possible scenarios, the contractual terms support the recoverability of the carrying value of the cash-generating unit.

(x) United States (long-term business)

The recoverable amount of the United States long-term business exceeds the carrying value of the cash-generating unit including goodwill.

The recoverable amount of the United States long-term cash-generating unit has been determined based on a value in use calculation.

This calculation is an actuarially determined appraisal value and is based on an embedded value of the business (the total of the net worth of the life business and the value of the in-force business) together with the present value of expected profits from future new business.

Key assumptions used for the calculation were:

•             Embedded value represents the shareholder interest in the life business and is based on projected cash flows of the business including expected investment returns;

•             Risk-adjusted discount rate of 8% is used to calculate the embedded value;

•             New business contribution represents the present value of projected future profits generated from business written in a period. This is initially based on the most recent three year business plans approved by management;

•             Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 5% for life and annuity business, which is set with regard to past experience in these markets; and

•             Risk-adjusted discount rate of 10% represents the rate used to discount expected profits from future new business. The discount rate includes an additional margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

Cash flow projections

To comply with paragraph 33(c) of IAS 36, cash flow projections for the period beyond the three-year plan period are extrapolated from the position in the final year of the three-year plan period. In all cases, we have assumed a positive or nil steady growth rate for subsequent years, not an increasing growth rate. The steady growth rate selected for each cash-generating unit reflects long-term expectations for the markets in which each cash-generating unit participates.

Impairment tests for all cash-generating units have been performed using assumptions which management believe are reasonable. Given the magnitude of the excess of recoverable value over carrying amount in each case, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the recoverable value.

Notes to the consolidated financial statements continued

14 — Acquired value of in-force business (AVIF) and intangible assets

This note shows the movements in cost and amortisation of the in-force business and intangible assets acquired when we have purchased subsidiaries.

	AVIF on insurance contracts* £m	AVIF on investment contracts** £m	Other intangible assets with finite useful lives (c) £m	Intangible assets with indefinite useful lives (a) £m	Total £m
Gross amount
At 1 January 2009	3,524	216	1,224	827	5,791
Additions	17	—	30	—	47
Acquisition of subsidiaries	(20)	—	3	—	(17)
Disposals	—	—	(33)	(20)	(53)
Movement in shadow adjustment	(484)	—	—	—	(484)
Transfers	—	—	431	(431)	—
Transfers from property and equipment (note 17)	—	—	23	—	23
Foreign exchange rate movements	(329)	(17)	(71)	(50)	(467)
At 31 December 2009	2,708	199	1,607	326	4,840
Additions	—	—	156	—	156
Acquisition of subsidiaries (note (b))	88	115	31	—	234
Disposals	—	—	(27)	—	(27)
Liquidations (note (e))	(25)	—	—	—	(25)
Movement in shadow adjustment	(80)	—	—	—	(80)
Transfers from property and equipment (note 17)	—	—	88	—	88
Foreign exchange rate movements	33	(6)	(13)	(3)	11
At 31 December 2010	2,724	308	1,842	323	5,197
Accumulated amortisation
At 1 January 2009	(1,062)	(92)	(344)	—	(1,498)
Amortisation for the year	(249)	(15)	(127)	—	(391)
Disposals	—	—	21	—	21
Transfers from property and equipment (note 17)	—	—	(3)	—	(3)
Foreign exchange rate movements	105	7	24	—	136
At 31 December 2009	(1,206)	(100)	(429)	—	(1,735)
Amortisation for the year	(174)	(17)	(180)	—	(371)
Disposals	—	—	6	—	6
Liquidations (note (e))	25	—	—	—	25
Transfers from property and equipment (note 17)	—	—	(57)	—	(57)
Foreign exchange rate movements	(7)	4	(3)	—	(6)
At 31 December 2010	(1,362)	(113)	(663)	—	(2,138)
Accumulated impairment
At 1 January 2009	(96)	—	(55)	(95)	(246)
Disposals	—	—	—	20	20
Impairment losses charged to expenses	(13)	—	(12)	—	(25)
Foreign exchange rate movements	1	—	—	5	6
At 31 December 2009	(108)	—	(67)	(70)	(245)
Disposals	—	—	12	—	12
Impairment losses charged to expenses (note (d))	—	—	(21)	—	(21)
Foreign exchange rate movements	—	—	—	1	1
At 31 December 2010	(108)	—	(76)	(69)	(253)
Carrying amount
At 1 January 2009	2,366	124	825	732	4,047
At 31 December 2009	1,394	99	1,111	256	2,860
At 31 December 2010	1,254	195	1,103	254	2,806

*                 On insurance and participating investment contracts.

**          On non-participating investment contracts.

(a)          Intangible assets with indefinite useful lives comprise the RAC brand, and the value of the Union Financière de France Banque distribution channel, where the existing lives of the assets and their competitive position in, and the stability of, their respective markets support this classification. Impairment testing of these intangibles is covered in note 13(b).

(b)         The acquisitions of AVIF relating to insurance contracts and investment contracts arise from the acquisition of the RBS Life assurance business (see note 3(a)). The other acquired intangible asset of £31 million arises from the acquisition of the River Road US asset management business and represents the value of existing customer relationships (see note 3(a)).

(c)          Other intangible assets with finite useful lives consist primarily of the value of bancassurance and other distribution agreements.

(d)         Impairment losses arise from a management review of the recoverability of intangible computer software assets. As a result, impairment charges were recognised in North America (£9 million), Aviva Europe (£7 million) and Delta Lloyd (£5 million).

(e)          During 2010, the Group’s subsidiary London & Edinburgh Life Assurance Limited was dissolved. As a result, the fully amortised AVIF balance relating to this entity has been derecognised.

Notes to the consolidated financial statements continued

15 — Interests in, and loans to, joint ventures

In several business units, Group companies and other parties jointly control certain entities. This note analyses these interests and describes the principal joint ventures in which we are involved.

(a) Carrying amount

(i) The movements in the carrying amount comprised:

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2009	223	1,217	297	1,737
Share of results before tax	—	(398)	—	(398)
Share of tax	—	(4)	—	(4)
Share of results after tax	—	(402)	—	(402)
Amortisation and impairment of goodwill and intangibles(1)	(7)	—	—	(7)
Share of loss after tax	(7)	(402)	—	(409)
Acquisitions and additions	—	415	145	560
Disposals and reduction in Group interests	—	(59)	—	(59)
Fair value losses taken to other comprehensive income	—	8	—	8
Loans repaid	—	—	(99)	(99)
Foreign exchange rate movements	(14)	(7)	(16)	(37)
At 31 December 2009	202	1,172	327	1,701
Share of results before tax	—	180	—	180
Share of tax	—	(15)	—	(15)
Share of results after tax	—	165	—	165
Impairment of goodwill	(9)	—	—	(9)
Amortisation of intangibles(1)	(7)	—	—	(7)
Share of profit/loss after tax	(16)	165	—	149
Acquisitions and additions	—	225	64	289
Disposals and reduction in Group interests	—	(130)	—	(130)
Fair value gains taken to other comprehensive income	—	1	—	1
Loans repaid	—	—	(5)	(5)
Foreign exchange rate movements	1	13	(11)	3
At 31 December 2010	187	1,446	375	2,008
Less: Amounts classified as held for sale	—	(14)	—	(14)
	187	1,432	375	1,994

(1)     Comprises amortisation of AVIF on insurance contracts of £2 million (2009: £3 million) and other intangibles of £5 million (2009: £4 million).

During the year the Group’s Taiwan joint venture, First-Aviva Life Insurance Co., Ltd., was classified as held for sale following the decision of management to seek to dispose of the business. The disposal is expected to be completed within 12 months. On classification as held for sale, the business was re-measured at fair value less costs to sell, and an impairment of £9 million was recognised within the income statement as a component of share of profit after tax of joint ventures and associates.

Acquisitions, additions, disposals and reductions in Group interests relate to property management undertakings. The Group’s principal interests in property management joint ventures are listed below.

(ii) The balances at 31 December comprised:

2010	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,195	375	1,570
Long-term business undertakings	187	246	—	433
General insurance undertakings	—	5	—	5
Total	187	1,446	375	2,008

2009	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
Property management undertakings	—	1,021	327	1,348
Long-term business undertakings	202	146	—	348
General insurance undertakings	—	5	—	5
Total	202	1,172	327	1,701

The loans are not secured and no guarantees were received in respect thereof. They are interest-bearing and are repayable on termination of the relevant partnership.

Notes to the consolidated financial statements continued

15 — Interests in, and loans to, joint ventures continued

(b) Property management undertakings

The principal joint ventures are as follows:

Company	GP proportion held	PLP proportion held
Airport Property Partnership	50.0%	50.0%
Ashtenne Industrial Fund Limited Partnership	67.7%	37.4%
The Mall Limited Partnership	50.0%	50.5%
Queensgate Limited Partnership	50.0%	50.0%
Quercus Healthcare Property Partnership Limited	50.0%	29.3%
The Southgate Limited Partnership	50.0%	50.0%
20 Gracechurch Street Limited Partnership	50.0%	50.0%

All the above entities perform property ownership and management activities, and are incorporated and operate in the United Kingdom. All these investments are held by subsidiary entities.

(c) Long-term business undertakings

The principal joint ventures are as follows:

Company	Class of share	Proportion held	Country of incorporation and operation
Aviva-COFCO Life Insurance Co. Limited	Ordinary shares of RMB1 each	50.0%	China
AvivaSA Emeklilik ve Hayat A.S.	Ordinary shares of YTL1 each	49.8%	Turkey
CIMB Aviva Assurance Berhad	Ordinary shares of RM1 each	49.0%	Malaysia
CIMB Aviva Takaful Berhad	Ordinary shares of RM1 each	49.0%	Malaysia
First-Aviva Life Insurance Co., Ltd.	Ordinary shares of NT$10 each	49.0%	Taiwan
Woori Aviva Life insurance Co. Ltd	Ordinary shares of KRW 5000 each	47.3%	Korea

All investments in the above companies are unlisted and are held by subsidiaries except for the shares in Aviva-COFCO Life Insurance Co. Limited, which are held by the Company. The Group’s share of net assets of that company is £115 million (2009: £55 million) and have a fair value of £115 million (2009: £72 million).

(d) Impairment testing

All interests in joint ventures have been tested for impairment but the only material items are detailed below.

(i) CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad

The Group’s investments in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad have been tested for impairment by comparing their carrying values (which include goodwill which arose on their acquisition) with their recoverable amounts. The recoverable amounts for both the investments have been determined based on value in use calculations. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amounts exceed the carrying values of both the investments.

Key assumptions used for the calculation were:

•             Cash flow projections based on:

(i)        the policy portfolio expected at the valuation date; and

(ii)     the future sales based on plans approved by management covering the subsequent three-year period. The cash flows from the existing policy portfolio are calculated using best estimate assumptions, which have been supported by experience investigations where available and prudent estimates typical for the market where experience investigations are not available;

•             The embedded value for existing business was derived using risk free rates;

•             The value in use was derived as the sum of embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 13.8%; and

•             New sales beyond the three-year period have been extrapolated using a growth rate of 10%.

CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad are developing businesses and the recoverability of value is reliant on future projected growth being achieved. These projections are inherently uncertain and dependent on local economic conditions.

Notes to the consolidated financial statements continued

15 — Interests in, and loans to, joint ventures continued

(ii) AvivaSA Emeklilik ve Hayat A.S.

The Group’s investment in AvivaSA Emeklilik ve Hayat A.S. has been tested for impairment by comparing its carrying value (which includes goodwill which arose on its acquisition) with its recoverable amount.

The recoverable amount has been determined based on a value in use calculation. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying value of the cash-generating unit including goodwill.

Key assumptions used for the calculation were:

•             Embedded value represents the shareholder interest in the life business and is calculated in accordance with the Market Consistent Embedded Value (MCEV) principles. The embedded value is the total of the net worth of the life business and the value of the in-force business.

•             New business contribution represents the present value of projected future distributable profits generated from business written in a period. This is initially based on the most recent three-year business plans approved by management.

•             Growth rate represents the rate used to extrapolate new business contributions beyond the business plan period, and is based on management’s estimate of future growth of 3%.

•             Risk adjusted discount rate of 16.5% represents the rate used to discount expected profits from future new business. The discount rate reflects a risk margin to make prudent allowance for the risk that experience in future years for new business may differ from that assumed.

(iii) Woori Aviva Life insurance Co. Ltd

The Group’s investment in Woori Aviva Life Insurance Co. Ltd has been tested for impairment by comparing its carrying value (which includes goodwill which arose on its acquisition) with its recoverable amount. The recoverable amount has been determined based on a value in use calculation. This calc`ulation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying values of the investments.

Key assumptions used for the calculation were:

•             Cash flow projections based on:

(i)        the policy portfolio reported at the valuation date; and

(ii)     the future sales based on plans approved by management covering the subsequent three-year period. The cash flows from the existing policy portfolio are calculated using best estimate assumptions, which have been supported by experience investigations where available and prudent estimates typical for the market where experience investigations are not available;

•             The embedded value for existing business was derived using risk free rates;

•             The value in use was derived as the sum of embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 14.6%; and

•             New sales beyond the three-year period have been extrapolated using a growth rate of 8%.

Woori Aviva Life Insurance Co. Ltd is a developing business and the recoverability of value is reliant on future projected growth being achieved. These projections are inherently uncertain and dependent on local economic conditions.

(e) Additional information

Summarised aggregate financial information on the Group’s interests in its joint ventures is as follows:

	2010 £m	2009 £m
Income, including unrealised gains/(losses) on investments	910	(105)
Expenses	(730)	(293)
Share of results before tax	180	(398)
Long-term assets	1,914	2,885
Current assets	2,359	645
Share of total assets	4,273	3,530
Long-term liabilities	(1,466)	(1,982)
Current liabilities	(1,361)	(376)
Share of total liabilities	(2,827)	(2,358)
Share of net assets	1,446	1,172

The joint ventures have no significant contingent liabilities to which the Group is exposed, nor has the Group any significant contingent liabilities in relation to its interests in them.

Notes to the consolidated financial statements continued

16 — Interests in, and loans to, associates

This note analyses our interests in entities which we do not control but where we have significant influence.

(a) Carrying amount

	Goodwill and intangibles £m	Equity interests £m	Loans £m	Total £m
At 1 January 2009	454	789	3	1,246
Share of results before tax	—	(53)	—	(53)
Share of tax	—	(1)	—	(1)
Share of results after tax	—	(54)	—	(54)
Impairment of goodwill and intangibles(1)	(32)	—	—	(32)
Amortisation of acquired value of in-force business	(9)	—	—	(9)
Share of loss after tax	(41)	(54)	—	(95)
Acquisitions and additions	—	175	—	175
Disposals	(26)	(7)	—	(33)
Fair value gains taken to other comprehensive income	—	114	—	114
Dividends received	—	(22)	—	(22)
Reclassification from investment in subsidiaries	—	(68)	—	(68)
Foreign exchange rate movements	(2)	(34)	—	(36)
Movements in carrying amount	(69)	104	—	35
At 31 December 2009	385	893	3	1,281
Share of results before tax	—	16	—	16
Share of tax	—	(4)	—	(4)
Share of results after tax	—	12	—	12
Impairment of goodwill and intangibles(1)	(22)	—	—	(22)
Amortisation of acquired value of in-force business	(8)	—	—	(8)
Share of profit/loss after tax	(30)	12	—	(18)
Acquisitions and additions	32	91	—	123
Disposals	(305)	(317)	(2)	(624)
Fair value losses taken to other comprehensive income	—	(27)	—	(27)
Dividends received	—	(63)	—	(63)
Reclassification to financial investments	—	(9)	—	(9)
Foreign exchange rate movements	(2)	(17)	(1)	(20)
Movements in carrying amount	(305)	(330)	(3)	(638)
At 31 December 2010	80	563	—	643

(1) Includes impairment of £10 million in other intangibles (2009: £1 million).

Additions relate to the Group’s Netherlands and India associates.

On 17 February 2010, the Group sold its 35% holding in Sogessur SA to that company’s main shareholder, Société Générale, for a consideration of £35 million, realising a profit on disposal of £24 million.

On 31 December 2010, the Group sold its 49.99% holding in RBSG Collective Investments Limited to that company’s main shareholder, RBS Group plc. In addition the Group acquired RBS Group plc’s shareholding in RBS Life Investments Limited, resulting in the Group gaining control of that entity and it therefore ceasing to be an associate (see note 3(a)).

Other disposals relate to the Group’s Netherlands associates.

(b) Principal associates

The principal associates included above are:

Company	Type of business	Class of share	Proportion held	Country of incorporation and operation
Aviva Life Insurance Company India Limited	Insurance	Ordinary shares of RS1 each	26.0%	India
Banca Network Investimenti SpA	Product distribution	Ordinary shares of €1 each	49.99%	Italy
Cyrte Fund I CV	Investment fund	Partnership share	22.31%	Netherlands
Cyrte Fund II BV	Investment fund	Ordinary shares of €1 each	10.48%	Netherlands
Cyrte Fund III CV	Investment fund	Partnership share	28.82%	Netherlands

All investments in principal associates are unlisted and are held by subsidiaries.

Notes to the consolidated financial statements continued

16 — Interests in, and loans to, associates continued

Although the Group’s holding in one of the three Cyrte funds is less than 20%, it has significant influence through ownership of the fund manager, Cyrte Investments BV, a subsidiary of which acts as general partner to the funds, and through membership of its investment committee.

The Group’s Dutch subsidiary owns 30.6% of the shares, and depositary receipts for shares, in Van Lanschot NV, a financial services company in the Netherlands. The Group is not able to appoint management representation on the board of this company and is therefore unable to exert significant influence over its affairs. Accordingly, this investment is treated as a financial investment rather than as an associate.

(c) Additional information

Summarised aggregate financial information on the Group’s interests in its associates is as follows:

	2010 £m	2009 £m
Share of revenues	163	216
Share of results before tax	16	(53)
Share of assets	803	3,013
Share of liabilities	(240)	(2,120)
Share of net assets	563	893

The associates have no significant contingent liabilities to which the Group is exposed, nor has the Group any significant contingent liabilities in relation to its interest in them.

(d) Impairment testing

All interests in associates have been tested for impairment but the only material items are detailed below.

(i) Aviva Life Insurance Company India Limited

The Group’s investment in Aviva Life Insurance Company India Limited has been tested for impairment by comparing its carrying value (which includes goodwill which arose on their acquisition) with its recoverable amount. The recoverable amount has been determined based on a value in use calculation. This calculation is an actuarially determined appraisal value and is based on the embedded value of the business together with the present value of expected profits from future new business. The recoverable amount exceeds the carrying value of the investment.

Key assumptions used for the calculation were:

•    Cash flow projections based on

(i)    the policy portfolio existing at the valuation date; and

(ii)   the future sales based on plans approved by management covering the subsequent three-year period. The cash flows from the existing policy portfolio are calculated using best estimate assumptions, which have been supported by experience investigations where available and prudent estimates typical for the market where experience investigations are not available;

•    The embedded values for existing business was derived using risk free rates;

•    The value in use was derived as the sum of embedded value of existing business and the new business contribution in each future year discounted using a risk adjusted discount rate of 17.3%; and

•    New sales beyond the three-year period have been extrapolated using a growth rate of 14% for seven years and 10% thereafter.

Aviva Life Insurance Company India Limited is a developing business and the recoverability of value is reliant on future projected growth being achieved. In addition local regulatory changes have resulted in changes to the types of product that can be sold. The growth projections are inherently uncertain and dependent on local economic and regulatory conditions.

(ii) Banca Network Investimenti SpA

A review of strategy by the owners of Banca Network Investimenti SpA has significantly changed the future business plans and nature of the activities of this associate. As a result of this change in the prospects of the associate, management no longer believe that its carrying value is fully recoverable. This has generated an impairment of £20 million.

Other impairments arise from UK long-term business intermediary associates.

Notes to the consolidated financial statements continued

17 — Property and equipment

This note analyses our tangible fixed assets, which are primarily properties occupied by Group companies and computer equipment.

	Properties under construction £m	Owner- occupied properties £m	Motor vehicles £m	Computer equipment £m	Other assets £m	Total £m
Cost or valuation
At 1 January 2009	61	573	14	876	605	2,129
Additions	62	11	—	40	36	149
Disposals	(7)	(49)	(2)	(82)	(196)	(336)
Transfers to investment property (note 18)	(16)	(47)	—	—	—	(63)
Transfers to intangibles (note 14)	—	—	—	(23)	—	(23)
Fair value losses (see below)	—	(33)	—	—	—	(33)
Foreign exchange rate movements	(6)	(35)	(2)	(14)	(18)	(75)
At 31 December 2009	94	420	10	797	427	1,748
Additions	122	19	1	25	58	225
Disposals	(5)	(35)	(2)	(27)	(52)	(121)
Transfers (to)/from investment property (note 18)	(1)	2	—	—	—	1
Transfers to Intangibles (note 14)	—	—	—	(69)	(19)	(88)
Transfers	(87)	87	—	—	—	—
Fair value gains/(losses)	—	(42)	—	—	—	(42)
Foreign exchange rate movements	3	(11)	—	(3)	(5)	(16)
At 31 December 2010	126	440	9	723	409	1,707
Depreciation and impairment
At 1 January 2009	—	(5)	(8)	(675)	(375)	(1,063)
Charge for the year	—	(1)	(1)	(76)	(37)	(115)
Disposals	—	2	1	60	92	155
Transfers to intangibles (note 14)	—	—	—	3	—	3
Transfers	—	—	—	(1)	—	(1)
Impairment losses charged to restructuring costs	—	—	—	(1)	(1)	(2)
Foreign exchange rate movements	—	—	1	13	15	29
At 31 December 2009	—	(4)	(7)	(677)	(306)	(994)
Charge for the year	—	—	(1)	(47)	(29)	(77)
Disposals	—	4	—	22	22	48
Transfers to intangibles (note 14)	—	—	—	57	—	57
Impairment losses charged to restructuring costs	—	—	—	—	(3)	(3)
Foreign exchange rate movements	—	—	1	5	6	12
At 31 December 2010	—	—	(7)	(640)	(310)	(957)

Carrying amount
At 31 December 2009	94	416	3	120	121	754
Less: Amounts classified as held for sale:	—	—	—	—	(1)	(1)
	94	416	3	120	120	753
At 31 December 2010	126	440	2	83	99	750

Fair value losses of £46 million (2009: £26 million) have been charged to other comprehensive income, with the net reversal of losses previously charged to the income statement now being credited there.

Owner-occupied properties are stated at their revalued amounts, as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. These values are assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards in the UK, and with current local valuation practices in other countries. This assessment, on the basis of Existing Use Value and in accordance with UK Practice Statement 1.3, is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing wherein the parties had acted knowledgeably, prudently and without compulsion, assuming that the buyer is granted vacant possession of all parts of the property required by the business and disregarding potential alternative uses. The valuation assessment adopts market-based evidence and is in line with guidance from the International Valuation Standards Committee and the requirements of IAS 16, Property, Plant and Equipment.

If owner-occupied properties were stated on a historical cost basis, the carrying amount would be £347 million (2009: £328 million).

The Group has no material finance leases for property and equipment.

Notes to the consolidated financial statements continued

18 — Investment property

This note gives details of the properties we hold for long-term rental yields or capital appreciation.

	Freehold £m	Leasehold £m	Total £m
Carrying value
At 1 January 2009	12,501	1,925	14,426
Additions	319	49	368
Capitalised expenditure on existing properties	64	9	73
Fair value losses	(917)	(167)	(1,084)
Disposals	(785)	(143)	(928)
Transfers from property and equipment (note 17)	28	35	63
Foreign exchange rate movements	(453)	(35)	(488)
At 31 December 2009	10,757	1,673	12,430
Less: Amounts classified as held for sale	—	(8)	(8)
	10,757	1,665	12,422
At 1 January 2010	10,757	1,673	12,430
Additions	800	278	1,078
Capitalised expenditure on existing properties	35	13	48
Fair value gains	336	85	421
Disposals	(610)	(215)	(825)
Transfers (to)/from property and equipment (note 17)	(2)	1	(1)
Foreign exchange rate movements	(75)	(12)	(87)
At 31 December 2010	11,241	1,823	13,064

Investment properties are stated at their market values as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, assuming no future growth in rental income. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties.

The fair value of investment properties leased to third parties under operating leases at 31 December 2010 was £12,924 million (2009: £11,750 million). Future contractual aggregate minimum lease rentals receivable under the non-cancellable portion of these leases are given in note 50(b)(i).

Notes to the consolidated financial statements continued

19 — Fair value methodology

This note explains the methodology for valuing our financial assets and liabilities carried at fair value, and provides an analysis of these according to a ‘fair value hierarchy’, determined by the market observability of valuation inputs.

(a) Basis for determining fair value hierarchy of financial instruments

For financial assets and liabilities carried at fair value, we have categorised the measurement basis into a ‘fair value hierarchy’ as follows:

Quoted market prices in active markets — (‘Level 1’)

Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets and liabilities. An active market is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Examples are listed equities in active markets, listed debt securities in active markets and quoted unit trusts in active markets.

Modelled with significant observable market inputs — (‘Level 2’)

Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:

•             Quoted prices for similar (i.e. not identical) assets and liabilities in active markets.

•            Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.

•             Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment spreads, loss severities, credit risks, and default rates).

•             Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (market-corroborated inputs).

Examples of these are securities measured using discounted cash flow models based on market observable swap yields, and listed debt or equity securities in a market that is inactive. Valuations, whether sourced from internal models or third parties incorporate credit risk by adjusting the spread above the yield curve for government treasury securities for the appropriate amount of credit risk for each issuer, based on observed market transactions. To the extent observed market spreads are either not used in valuing a security, or do not fully reflect liquidity risk, our valuation methodology, whether sourced from internal models or third parties, reflects a liquidity premium.

Where we use broker quotes and no information as to the observability of inputs is provided by the broker, we generally validate the price quoted by the broker by using internal models with observable inputs. When the price obtained from the broker and internal model are similar, we look to the inputs used in our internal model to understand the observability of the inputs used by the broker. In circumstances where internal models are not used to validate broker prices, and the observability of inputs used by brokers is unavailable, the investment is classified as Level 3. Broker quotes are usually non-binding.

Modelled with significant unobservable market inputs — (‘Level 3’)

Inputs to Level 3 fair values are unobservable inputs for the asset or liability. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset or liability. Examples are certain private equity investments and private placements.

The majority of the Group’s financial assets and certain financial liabilities are valued based on quoted market information or observable market data. A small percentage (4.5%) of total financial assets recorded at fair value are based on estimates and recorded as Level 3 investments. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible.

Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

Notes to the consolidated financial statements continued

19 — Fair value methodology continued

(b) Fair value hierarchy analysis

An analysis of financial assets and liabilities according to fair value hierarchy is given below:

	2010
	Fair value hierarchy			Sub-total fair	Amortised	Less: Assets of operations classified as	Statement of financial position
	Level 1 £m	Level 2 £m	Level 3 £m	value £m	cost £m	held for sale £m	Total £m
Financial investments and loans (notes 22 and 20)
Loans	—	21,028	—	21,028	22,046	—	43,074
Fixed maturity securities	116,577	42,196	8,709	167,482	—	—	167,482
Equity securities	43,455	4,649	972	49,076	—	—	49,076
Other investments (including derivatives)	29,982	4,080	2,668	36,730	—	—	36,730
Total	190,014	71,953	12,349	274,316	22,046	—	296,362
Financial liabilities
Non-participating investments contracts (note 37)	44,795	1,131	199	46,125	2,180	—	48,305
Borrowings (note 46)	2,305	2,385	—	4,690	10,259	—	14,949
Derivative liabilities (note 47)	147	2,226	9	2,382	—	—	2,382
Total	47,247	5,742	208	53,197	12,439	—	65,636

Discussion on the valuation techniques applied to value financial liabilities carried at fair value is included in the relevant footnote disclosure for the financial liability.

For the year to 31 December 2010, transfers of financial assets from fair value hierarchy Level 1 to Level 2 amounted to £517 million (2009: £886 million), and from Level 2 to Level 1 amounted to £289 million (2009: £2,181 million). The transfers arose as a result of changes in the level of activity in the markets from which prices are sourced, as well as changes in the pricing sources used in France to value certain financial investments. The latter has not given rise to a change in pricing methodology.

For the year to 31 December 2010, there were no transfers of financial liabilities between fair value hierarchy levels except for the transfer of £2,305 million securitised borrowings in our business in the Netherlands, which have moved from Level 2 to Level 1 as a result of increased market activity.

	2009
	Fair value hierarchy			Sub-total fair	Amortised	Less: Assets of operations classified as	Statement of financial position
	Level 1 £m	Level 2 £m	Level 3 £m	value £m	cost £m	held for sale £m	Total £m
Financial investments and loans (notes 20 and 22)
Loans	—	20,890	—	20,890	20,189	—	41,079
Fixed maturity securities	116,026	36,592	9,139	161,757	—	—	161,757
Equity securities	38,809	5,775	843	45,427	—	—	45,427
Other investments (including derivatives)	26,240	3,950	1,328	31,518	—	(23)	31,495
Total	181,075	67,207	11,310	259,592	20,189	(23)	279,758
Financial liabilities
Non-participating investments contracts (note 37)	39,924	1,203	162	41,289	2,167	—	43,456
Borrowings (note 46)	—	5,108	—	5,108	9,892	—	15,000
Derivative liabilities (note 47)	117	1,968	14	2,099	—	—	2,099
Total	40,041	8,279	176	48,496	12,059	—	60,555

Following a review of the Group’s investment classifications, comparative amounts in the table above for debt and equity securities and other investments have been amended from amounts previously reported, reflecting the fact that equity and debt securities held indirectly through majority owned consolidated mutual funds in France managed by third parties, which in 2009 were presented as unit trusts and other investment vehicles within other investments, are now presented as debt and equity securities. The effect is to increase equity and debt securities by £2,085 million and £1,247 million respectively and decrease unit trusts and other investment vehicles within other investments by £3,332 million. Except for £50 million equity securities considered Level 3, which were previously treated as Level 1 when classified as other investments, there is no effect on the fair value hierarchy as a result of the change in presentation.

Notes to the consolidated financial statements continued

19 — Fair value methodology continued

(c) Further information on Level 3 financial instruments

(i) The tables below show movements in the Level 3 financial assets and liabilities measured at fair value.

	2010
	Fixed maturity securities £m	Equity securities £m	Other investments £m	Financial investments Total £m	Financial liabilities Total £m
Total funds
Balance at 1 January	9,139	844	1,327	11,310	176
Total net gains or losses recognised in the income statement	64	6	177	247	—
Total net gains or losses recognised in other comprehensive income	73	50	—	123	—
Purchases	1,279	11	1,031	2,321	—
Issuances	—	—	—	—	31
Disposals	(636)	(75)	(140)	(851)	(5)
Transfers into Level 3	300	165	289	754	—
Transfers out of Level 3	(1,296)	(3)	(2)	(1,301)	—
Foreign exchange rate movements	(214)	(26)	(14)	(254)	6
Balance at 31 December	8,709	972	2,668	12,349	208

	2009
	Fixed maturity securities £m	Equity securities £m	Other investments £m	Financial investments Total £m	Financial liabilities Total £m
Total funds
Balance at 1 January	1,850	981	64	2,895	182
Total net gains or losses recognised in the income statement	2	(55)	1	(52)	1
Total net gains or losses recognised in other comprehensive income	107	1	(4)	104	—
Purchases	820	117	104	1,041	—
Issuances	—	—	—	—	12
Disposals	(247)	(133)	(5)	(385)	—
Settlements	—	(73)	—	(73)	—
Transfers into Level 3	7,659	134	1,186	8,979	—
Transfers out of Level 3	(923)	(54)	(19)	(996)	—
Foreign exchange rate movements	(129)	(74)	—	(203)	(19)
Balance at 31 December	9,139	844	1,327	11,310	176

The Group assesses the fair value hierarchy of its financial investments biannually at 30 June and 31 December. Transfers between fair value hierarchy levels are deemed to have occurred at the assessment date.

Transfers into and out of Level 3 arose for the following reasons:

•             Changes in the market observability of valuation inputs.

•             Changes in the market observability of inputs used to validate valuations.

•             Significant differences between third-party prices used for valuations and validation prices either sourced from third parties or internal models.

The principal transfers out of Level 3 in 2010, are:

•             The transfer of £0.65 billion Italian structured bonds, which were classified as Level 3 in 2009 because of significant differences between the third-party counterparty price used to value the bonds and the internal model valuation using observable market inputs, which was used to validate the counterparty price. Except for £55 million of structured bonds, which remain in Level 3, the third-party and internal-modelled valuations have not shown any significant differences on a monthly basis since January 2010. Consequently the bonds have been transferred to Level 2.

•             The transfer of £0.31 billion debt securities in our UK business, for which either new valuation models have been developed or there has been sufficient market activity in observable inputs to justify a Level 2 classification.

The transfers into Level 3 in 2010 are spread across our businesses in the UK, Italy, US, the Netherlands and France and across a number of asset classes, with no single business or asset class predominating. There are a variety of reasons for these transfers including insufficient market activity in valuation inputs, greater transparency of valuation inputs from third-party pricing sources and open investment funds becoming closed.

Of the £247 million net gains (2009: £52 million net losses) recognised in the income statement during the year, £252 million gain (2009: £2 million gain) relates to net investment income and £5 million loss (2009: £54 million loss) relating to impairments is included in other expenses.

Notes to the consolidated financial statements continued

19 — Fair value methodology continued

(ii)  The principal investments classified as Level 3, and the valuation techniques applied to them, are:

•             Structured bond-type products held by our businesses in France and Italy amounting to £6.49 billion and £0.06 billion respectively, for which there is no active market. These bonds are valued either using third-party counterparty or broker quotes. These bonds are validated against internal or third-party models. Most of these bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification. At 31 December 2010, the counterparty and broker quotes used to value these products were less than the modelled valuations.

•             Notes issued by loan partnerships held by our UK Life business amounting to £1.2 billion, for which there is no active market. These are valued using counterparty quotes, corroborated against the prices of selected similar securities. In 2010, there were insufficient market observable transactions in the selected securities to provide a reliable proxy price to corroborate the counterparty price. In addition, our UK Life business owns part of the residual equity interest in these loan partnerships valued at £0.2 billion according to net asset values, which are not considered market observable, resulting in a Level 3 classification.

•             Private equity investment funds amounting to £1.4 billion, of which £0.9 billion is held by our UK business. In valuing our interest in these funds, we rely on investment valuation reports received from the fund manager, making adjustments for items such as subsequent draw-downs and distributions between the date of the report and the balance sheet date and the fund manager’s carried interest. In addition, an indexation adjustment is made to reflect changes in appropriate equity market indices between the valuation report date and balance sheet date.

•             External hedge funds held principally by businesses in the UK, US and France amounting to £1.1 billion. Valuations received from fund managers are based on net asset values. However, insufficient information is provided on the underlying fund assets to support a classification other than Level 3.

•             Certain direct private equity investments and private placements held by our business in the Netherlands and strategic interests in banking partners held by our Italian business amounting to £0.9 billion. Valuations are based on third-party independent appraisals, or where internally modelled, transactions in similar entities, discounted cash flow techniques and valuation multiples, using public and internal management information.

•             Other Level 3 investments amount to £1.0 billion and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.

(iii) Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. 95% (2009: 91%) of valuations for Level 3 investments are sourced from independent third parties and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:

•             For third-party valuations validated against internally-modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative is determined.

•             For third-party valuations either not validated or validated against a third-party model or broker quote, the third-party valuation in its entirety is considered an unobservable input. Sensitivities are determined by flexing to a reasonable alternative the yield, NAV multiple, IRR or other suitable valuation multiples of the financial instrument implied by the third-party valuation. For example, for a fixed income security the implied yield would be the rate of return which discounts the security’s contractual cash flows to equal the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £4.5 billion of the Group’s Level 3 investments. For these Level 3 investments, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value in the range of £367 million positive impact and £366 million adverse impact.

Of the £7.9 billion Level 3 investments for which sensitivity analysis is not provided, £0.1 billion and £7.2 billion relate to investments held in unit-linked and participating funds respectively in Spain and France. For these products investment risk is predominantly borne by policyholders, and therefore shareholder profit before tax is insensitive to reasonable changes in fair value of these investments. Level 3 investments backing non-linked shareholder-backed business, for which no sensitivity analysis is provided, amounts to only £0.6 billion. A 10% change in valuation of these investments would reduce shareholder profit before tax by
£64 million.

For the year ended 31 December 2009, we reported that changing one or more unobservable inputs to a reasonable alternative would not have had a significant impact on the fair value of financial investments carried at fair value.

Notes to the consolidated financial statements continued

20 — Loans

This note analyses the loans our Group companies have made, the majority of which are mortgage loans.

(a) Carrying amounts

The carrying amounts of loans at 31 December 2009 and 2010 were as follows:

	2010			2009
	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m	At fair value through profit or loss other than trading £m	At amortised cost £m	Total £m
Policy loans	180	1,574	1,754	214	1,655	1,869
Loans to banks	—	5,683	5,683	—	5,339	5,339
Securitised mortgage loans (see note 21)
UK	1,912	—	1,912	1,840	—	1,840
Netherlands	5,249	1,155	6,404	5,544	1,770	7,314
	7,161	1,155	8,316	7,384	1,770	9,154
Non-securitised mortgage loans	13,687	9,750	23,437	13,292	8,012	21,304
Loans and advances to bank customers	—	2,023	2,023	—	1,943	1,943
Loans to brokers and other intermediaries	—	100	100	—	92	92
Other loans	—	1,761	1,761	—	1,378	1,378
Total	21,028	22,046	43,074	20,890	20,189	41,079

Loans to banks include cash collateral received under stock lending arrangements (see note 22(d)). The obligation to repay this collateral is included in payables and other financial liabilities (note 47).

Of the above loans, £35,581 million (2009: £33,241 million) is expected to be recovered more than one year after the statement of financial position date.

Loans at fair value

Fair values have been calculated by discounting the future cash flows using appropriate current interest rates for each portfolio of mortgages. Further details of the fair value methodology are given in note 19.

The change in fair value of these loans during the year, attributable to a change in credit risk, was a loss of £85 million (2009: £338 million gain). The cumulative change attributable to changes in credit risk to 31 December 2010 was a loss of £400 million (2009: £315 million loss).

Loans at amortised cost

The fair value of these loans at 31 December 2010 was £21,784 million (2009: £19,786 million).

(b) Analysis of loans carried at amortised cost

	2010			2009
	Amortised cost £m	Impairment £m	Carrying value £m	Amortised cost £m	Impairment £m	Carrying value £m
Policy loans	1,574	—	1,574	1,655	—	1,655
Loans to banks	5,683	—	5,683	5,339	—	5,339
Securitised mortgage loans	1,156	(1)	1,155	1,771	(1)	1,770
Non-securitised mortgage loans	9,846	(96)	9,750	8,115	(103)	8,012
Loans and advances to bank customers	2,064	(41)	2,023	1,986	(43)	1,943
Loans to brokers and other intermediaries	100	—	100	92	—	92
Other loans	1,764	(3)	1,761	1,379	(1)	1,378
Total	22,187	(141)	22,046	20,337	(148)	20,189

The movements in the impairment provisions on these loans for the years ended 31 December 2009 and 2010 were as follows:

	2010 £m	2009 £m
At 1 January	(148)	(122)
Increase during the year	(28)	(58)
Write back following sale or reimbursement	17	17
Write back following recovery in value	6	5
Other movements	11	2
Foreign exchange movements	1	8
At 31 December	(141)	(148)

Notes to the consolidated financial statements continued

20 — Loans continued

(c) Collateral

The Group holds collateral in respect of loans where it is considered appropriate, in order to reduce the risk of non-recovery. This collateral generally takes the form of liens or charges over properties and, in the case of policy loans, the underlying policy, for the majority of the loan balances above. In all other situations, the collateral must be in a readily realisable form, such as listed securities, and is held in segregated accounts. Transfer of title for the collateral received always occurs in such cases, although no market risk or benefit is taken. In the event of a default, the Group is able to sell or repledge the collateral.

The amount of collateral received with respect to loans which the Group is permitted to sell or repledge in the absence of default was £4,542 million (2009: £3,685 million). No collateral was actually sold or repledged in the absence of default during the year (2009: £nil).

21 — Securitised mortgages and related assets

The Group has loans receivable, secured by mortgages, which have then been securitised through non-recourse borrowings, in our UK Life and Dutch businesses. This note gives details of the relevant transactions.

(a) Description of arrangements

(i) United Kingdom

In a long-term business subsidiary, Aviva Equity Release UK Limited (AER), the beneficial interest in certain portfolios of lifetime mortgages has been transferred to five special purpose securitisation companies (the ERF companies), in return for initial consideration and, at later dates, deferred consideration. The deferred consideration represents receipts accrued within the ERF companies after meeting all their obligations to the note holders, loan providers and other third parties in the priority of payments. The purchases of the mortgages were funded by the issue of fixed and floating rate notes by the ERF companies.

All the shares in the ERF companies are held by independent companies, whose shares are held on trust. Although AER does not own, directly or indirectly, any of the share capital of the ERF companies or their parent companies, it retains control of the majority of the residual or ownership risks and rewards related to the assets of the securitisation companies, and they have therefore been treated as subsidiaries in the consolidated financial statements. AER has no right to repurchase the benefit of any of the securitised mortgage loans, other than in certain circumstances where AER is in breach of warranty or loans are substituted in order to effect a further advance.

AER has purchased subordinated notes and granted subordinated loans to some of the ERF companies. These have been eliminated on consolidation through offset against the borrowings of the ERF companies in the consolidated statement of financial position.

(ii) Delta Lloyd

In three subsidiaries, Delta Lloyd Levensverzekering NV (DLL), Amstelhuys NV (AMS), and Delta Lloyd Bank (Belgium) NV/SA (DLB), the principal benefits of certain portfolios of mortgage loans have been transferred to a number of special purpose securitisation companies, which were funded primarily through the issue of fixed and floating rate notes.

All the shares in the securitisation companies are held by independent trustee companies. Although DLL, AMS and DLB do not own, directly or indirectly, any of the share capital of the securitisation companies or their parent companies, they retain control of the majority of the residual or ownership risks and rewards related to the assets of the securitisation companies, and these companies have therefore been treated as subsidiaries in the consolidated financial statements. DLL, AMS and DLB have no right, nor any obligation, to repurchase the benefit of any of the securitised mortgage loans before the optional call date, other than in certain circumstances where they are in breach of warranty.

Delta Lloyd companies have purchased notes in the securitisation companies, which have been eliminated on consolidation through offset against the borrowings of the securitisation companies in the consolidated statement of financial position.

(iii) General

In all of the above transactions, the Company and its subsidiaries are not obliged to support any losses that may be suffered by the note holders and do not intend to provide such support. Additionally, the notes were issued on the basis that note holders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective special purpose securitisation companies, including funds due from customers in respect of the securitised loans, are sufficient and that note holders have no recourse whatsoever to other companies in the Aviva Group.

Notes to the consolidated financial statements continued

21 — Securitised mortgages and related assets continued

(b) Carrying values

The following table summarises the securitisation arrangements:

	2010		2009
	Securitised assets £m	Securitised borrowings £m	Securitised assets £m	Securitised borrowings £m
UK
Securitised mortgage loans
At fair value (note 20)	1,912	(1,464)	1,840	(1,444)
Other securitisation assets/(liabilities)	130	(578)	—	(396)
	2,042	(2,042)	1,840	(1,840)
Delta Lloyd
Securitised mortgage loans
At fair value (note 20)	5,249	(4,216)	5,544	(4,441)
At amortised cost (note 20)	1,155	(1,924)	1,770	(2,656)
	6,404	(6,140)	7,314	(7,097)
Other securitisation assets/(liabilities)	—	(264)	—	(217)
	6,404	(6,404)	7,314	(7,314)

Loan notes held by third parties are as follows:

	2010		2009
	UK £m	Delta Lloyd £m	UK £m	Delta Lloyd £m
Total loan notes issued, as above	1,464	6,140	1,444	7,097
Less: Loan notes held by Group companies	(176)	(1,095)	—	(1,212)
Loan notes held by third parties (note 46c)	1,288	5,045	1,444	5,885

Of the total UK commercial mortgage loans, £215 million (2009: £46 million) relates to primary healthcare and PFI businesses and is secured against General Practitioner premises, other primary health-related premises or schools leased to government bodies. For all such loans, government support is provided through reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not government-guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.

Notes to the consolidated financial statements continued

22 — Financial investments

This note analyses our financial investments by type and shows their cost and fair value. These will change from one period to the next as a result of new business written, claims paid and market movements.

(a) Carrying amount

Financial investments comprise:

	2010				2009
	At fair value through profit or loss				At fair value through profit or loss
	Trading £m	Other than trading £m	Available for sale £m	Total £m	Trading £m	Other than trading £m	Available for sale £m	Total £m
Fixed maturity securities
Debt securities
UK government	—	17,447	—	17,447	—	21,423	—	21,423
UK local authorities	—	16	—	16	—	16	—	16
Non-UK government	11	47,843	2,666	50,520	11	45,655	1,810	47,476
Corporate bonds
Public utilities	—	5,849	2,518	8,367	—	5,997	633	6,630
Other corporate	6	61,988	17,123	79,117	(28)	55,254	15,364	70,590
Convertibles and bonds with warrants attached	—	583	—	583	—	586	—	586
Other	14	3,614	4,928	8,556	36	6,870	5,065	11,971
	31	137,340	27,235	164,606	19	135,801	22,872	158,692
Certificates of deposit	80	2,590	24	2,694	—	2,802	8	2,810
Redeemable preference shares	—	178	4	182	—	255	—	255
	111	140,108	27,263	167,482	19	138,858	22,880	161,757
Equity securities
Ordinary shares
Public utilities	—	4,108	—	4,108	—	3,665	15	3,680
Banks, trusts and insurance companies	7	6,708	907	7,622	—	6,458	831	7,289
Industrial miscellaneous and all other	31	34,102	2,566	36,699	8	31,668	2,540	34,216
	38	44,918	3,473	48,429	8	41,791	3,386	45,185
Non-redeemable preference shares	—	260	387	647	—	125	117	242
	38	45,178	3,860	49,076	8	41,916	3,503	45,427
Other investments
Unit trusts and other investment vehicles	12	32,202	306	32,520	—	27,064	119	27,183
Derivative financial instruments (note 55b)	2,274	—	—	2,274	2,078	—	—	2,078
Deposits with credit institutions	73	485	—	558	88	881	—	969
Minority holdings in property management undertakings	—	664	—	664	—	667	—	667
Other investments — long-term	—	660	52	712	—	617	4	621
Other investments — short-term	—	2	—	2	—	—	—	—
	2,359	34,013	358	36,730	2,166	29,229	123	31,518
Total financial investments
Less assets classified as held for sale
Fixed maturity securities	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	(23)	—	—	(23)
	—	—	—	—	(23)	—	—	(23)
	2,508	219,299	31,481	253,288	2,170	210,003	26,506	238,679

Of the above total, £153,470 million (2009: £174,292 million) is expected to be recovered more than one year after the statement of financial position date.

Other debt securities of £8,556 million (2009: £11,971 million) primarily include residential and commercial mortgage-backed securities, as well as other structured credit securities.

Following a review of the Group’s investment classifications, comparative amounts for equity securities and other investments have been amended from amounts previously reported, reflecting the fact that equity and debt securities held indirectly through majority owned consolidated mutual funds in France managed by third parties, which in 2009 were presented as unit trusts and other investment vehicles within other investments, are now presented as debt and equity securities. The effect is to increase equity and debt securities by £2,085 million and £1,247 million and decrease unit trusts and other investment vehicles within other investments by £3,332 million.

Notes to the consolidated financial statements continued

22 — Financial investments continued

(b) Cost, unrealised gains and fair value

The following is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments:

	2010
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	164,266	7,507	(4,291)	167,482
Equity securities	44,878	7,186	(2,988)	49,076
Other investments
Unit trusts and specialised investment vehicles	30,455	2,478	(413)	32,520
Derivative financial instruments	1,517	774	(17)	2,274
Deposits with credit institutions	558	—	—	558
Minority holdings in property management undertakings	669	121	(126)	664
Other long-term investments	756	18	(62)	712
Other short-term investment	2	—	—	2
	243,101	18,084	(7,897)	253,288
These are further analysed as follows:
At fair value through profit or loss	212,714	15,626	(6,533)	221,807
Available for sale	30,387	2,458	(1,364)	31,481
	243,101	18,084	(7,897)	253,288

	2009
	Cost/ amortised cost £m	Unrealised gains £m	Unrealised losses and impairments £m	Fair value £m
Fixed maturity securities	160,572	5,872	(4,687)	161,757
Equity securities	46,479	4,173	(5,225)	45,427
Other investments
Unit trusts and specialised investment vehicles	26,653	784	(254)	27,183
Derivative financial instruments	1,519	896	(337)	2,078
Deposits with credit institutions	969	—	—	969
Minority holdings in property management undertakings	635	69	(37)	667
Other long-term investments	729	191	(299)	621
	237,556	11,985	(10,839)	238,702
These are further analysed as follows:
At fair value through profit or loss	210,635	10,506	(8,945)	212,196
Available for sale	26,921	1,479	(1,894)	26,506
	237,556	11,985	(10,839)	238,702

All unrealised gains and losses and impairments on financial investments classified as fair value through profit or loss have been recognised in the income statement.

Unrealised gains and losses on financial investments classified as at fair value through profit or loss recognised in the income statement in the year were a net gain of £7,956 million (2009: £15,165 million net gain). Of this, £397 million net gain (2009: £1,877 million net loss) related to financial investments designated as trading and £7,559 million net gain (2009: £17,042 million net gain) related to investments designated as other than trading.

The movement in the unrealised gain/loss position reported in the statement of financial position during the year, shown in the table above, includes foreign exchange movements on the translation of unrealised gains and losses on financial investments held by foreign subsidiaries, which are recognised in other comprehensive income, as well as transfers due to the realisation of gains and losses on disposal and the recognition of impairment losses.

Total impairments of financial investments classified as available for sale in the income statement in the year, disclosed in note 6, were £179 million (2009: £538 million). The total accumulated impairment provision for financial investments classified as available-for-sale included in the table above within unrealised losses and impairments was £983 million (2009: £1,060 million). Movements in this provision are shown in section (c) below.

Notes to the consolidated financial statements continued

22 — Financial investments continued

At 31 December 2010, Non-UK Government Debt Securities of £50.5 billion included £13.7 billion of exposures to the governments (and local authorities and agencies) of Italy, Greece, Ireland Portugal and Spain; Comprising £11.3 billion in Participating Funds, £0.4 billion of policyholder assets and £2.0 billion shareholder assets.

(c) Impairment of financial investments

The movements in impairment provisions on available-for-sale financial investments for the years ended 31 December 2009 and 2010 were as follows:

	Fixed maturity securities £m	Equity securities £m	Other investments £m	Total £m
At 1 January 2009	(225)	(1,036)	—	(1,261)
Increase for the year charged to the income statement	(93)	(384)	(5)	(482)
Write back following sale or reimbursement	174	401	—	575
Foreign exchange rate movements	25	85	(2)	108
At 31 December 2009	(119)	(934)	(7)	(1,060)
Increase for the year charged to the income statement	(79)	(100)	—	(179)
Write back following sale or reimbursement	48	175	—	223
Write back following recovery in value	1	1	—	2
Foreign exchange rate movements	(2)	33	—	31
At 31 December 2010	(151)	(825)	(7)	(983)

(d) Financial investment arrangements

(i) Stock lending arrangements

The Group has entered into stock lending arrangements in the UK and overseas in accordance with established market conventions. The majority of the Group’s stock lending transactions occurs in the UK, where investments are lent to EEA-regulated, locally domiciled counterparties and governed by agreements written under English law.

It is not the Group’s practice to enter into stock lending or repurchase agreements which result in the derecognition of financial assets from our balance sheet. Financial assets subject to such agreements are sold to be repurchased at a fixed price, usually market price on execution, or loaned for a fee. The Group therefore retains exposure to the market risks of the transferred securities. Because, as transferor, we have retained substantially all the risks and rewards of ownership of the transferred securities, they remain on balance sheet.

The Group receives collateral in order to reduce the credit risk of these arrangements. Collateral must be in a readily realisable form, such as listed securities, and is held in segregated accounts. Transfer of title always occurs for collateral received, although no market risk or economic benefit is taken. The level of collateral held is monitored regularly, with further collateral obtained where this is considered necessary to manage the Group’s risk exposure.

In certain markets, the Group or the Group’s appointed stock lending managers obtain legal ownership of the collateral received and can re-pledge it as collateral elsewhere or sell outright in the absence of default. The carrying amount of financial assets received in this manner at 31 December 2010 was £15,858 million (2009: £16,909 million). The value of collateral that was actually sold in the absence of default was £nil (2009: £nil).

In addition to the above, the Group has received and pledged cash collateral under stock lending arrangements that has been recognised in the statement of financial position with a corresponding obligation or receivable for its return. These latter balances are shown in notes 47 and 23 respectively.

(ii) Stock repurchase arrangements

Included within financial investments are £853 million (2009: £664 million) of debt securities and other fixed income securities which have been sold under stock repurchase arrangements. The obligations arising under these arrangements are shown in note 47.

Notes to the consolidated financial statements continued

22 — Financial investments continued

(iii) Other arrangements

In carrying on its bulk purchase annuity business, the Group’s UK Life operation is required to place certain investments in trust on behalf of the policyholders. Amounts become payable from the trust funds to the trustees if the Group were to be in breach of its payment obligations in respect of policyholder benefits. At 31 December 2010, £910 million (2009: £703 million) of financial investments were restricted in this way.

Certain financial investments are also required to be deposited under local laws in various overseas countries as security for the holders of policies issued in those countries. Other investments are pledged as security collateral for bank letters of credit.

23 — Receivables

This note analyses our total receivables.

	2010 £m	2009 £m
Amounts owed by contract holders	1,965	2,435
Amounts owed by intermediaries	1,414	1,216
Deposits with ceding undertakings	1,459	1,670
Amounts due from reinsurers	500	680
Amounts due from brokers for investment sales	269	232
Amounts receivable for collateral pledged (notes 22d and 55c)	15	15
Reimbursements due from government health insurance	388	141
Corporate owned life insurance	153	146
Dividends receivable	86	76
Finance lease receivables	175	162
Other banking assets	248	273
Other receivables	1,623	2,606
Total	8,295	9,652
Less: Amounts classified as held for sale	—	(20)
	8,295	9,632
Expected to be recovered in less than one year	7,095	8,985
Expected to be recovered in more than one year	1,200	647
	8,295	9,632

Concentrations of credit risk with respect to receivables are limited due to the size and spread of the Group’s trading base. No further credit risk provision is therefore required in excess of the normal provision for doubtful receivables.

24 — Deferred acquisition costs and other assets

This note shows the products on which we are deferring some of our acquisition costs and details the movements in the balance during the year.

(a) Carrying amount

The carrying amount comprises:

	2010 £m	2009 £m
Deferred acquisition costs in respect of:
Insurance contracts — Long-term business	3,148	2,952
Insurance contracts — General insurance and health business	1,141	1,227
Participating investment contracts — Long-term business	35	85
Non-participating investment contracts — Long-term business	1,078	1,032
Retail fund management business	14	20
Total deferred acquisition costs	5,416	5,316
Surpluses in the staff pension schemes (note 45(e)(vii))	524	—
Other assets	132	305
Total	6,072	5,621

Deferred acquisition costs on long-term business are generally recoverable in more than one year whereas such costs on general insurance and health business are generally recoverable within one year after the statement of financial position date.

Surpluses in the staff pension schemes are recoverable more than one year after the statement of financial position date.

Notes to the consolidated financial statements continued

24 — Deferred acquisition costs and other assets continued

(b) Movements in the year

The movements in deferred acquisition costs during the year were:

	2010
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	4,069	1,227	20	5,316
Acquisition costs deferred during the year	1,167	2,283	6	3,456
Amortisation	(582)	(2,369)	(12)	(2,963)
Impact of assumption changes	58	—	—	58
Effect of portfolio transfers, acquisitions and disposals	80	—	—	80
Foreign exchange rate movements	39	13	—	52
Shadow adjustment	(570)	—	—	(570)
Other	—	(13)	—	(13)
Carrying amount at 31 December	4,261	1,141	14	5,416

	2009
	Long-term business £m	General insurance and health business £m	Retail fund management business £m	Total £m
Carrying amount at 1 January	4,455	1,489	22	5,966
Acquisition costs deferred during the year	1,123	2,209	8	3,340
Amortisation	(468)	(2,464)	(9)	(2,941)
Impact of assumption changes	94	—	(1)	93
Effect of portfolio transfers, acquisitions and disposals	(40)	—	—	(40)
Foreign exchange rate movements	(338)	(7)	—	(345)
Shadow adjustment	(757)	—	—	(757)
Carrying amount at 31 December	4,069	1,227	20	5,316

The level of capitalised acquisition costs for new long-term business increased by £44 million in 2010, reflecting higher new business in the United States. The amortisation increased by £114 million in 2010, mainly in the United States where DAC balances, and the amortisation thereof, are increasing, driven by the growing volumes of business.

Where amortisation of the DAC balance depends on projected profits, changes to economic conditions may lead to a movement in the DAC balance and a corresponding impact on profit. It is estimated that the movement in DAC balance would reduce profit by £115 million if market yields on fixed income investments were to increase by 1% and increase profit by £125 million if yields were to reduce by 1%.

The shadow adjustments relate to deferred acquisition costs on business in the United States backed by investments classified as available for sale. As explained in accounting policy J, unrealised gains and losses on the AFS investments and the shadow adjustments above are both recognised directly in other comprehensive income.

(c) Other assets

Other assets include £1 million (2009: £1 million) that is expected to be recovered more than one year after the statement of financial position date.

(d) Prepayments and accrued income

Prepayments and accrued income of £3,691 million (2009: £3,604 million), include £172 million (2009: £148 million) that is expected to be recovered more than one year after the statement of financial position date.

Notes to the consolidated financial statements continued

25 — Assets held to cover linked liabilities

Certain unit-linked products have been classified as investment contracts, while some are included within the definition of an insurance contract. The assets backing these unit-linked liabilities are included within the relevant balances in the consolidated statement of financial position, while the liabilities are included within insurance and investment contract provisions. This note analyses the carrying values of assets backing these liabilities.

The carrying values of assets backing unit-linked liabilities are as follows:

	2010 £m	2009 £m
Loans	35	917
Debt securities	16,150	16,381
Equity securities	31,441	28,638
Other investments	31,846	29,659
Reinsurance assets	1,215	986
Cash and cash equivalents	4,772	4,214
	85,459	80,795

As described in note 36(a), £1,890 million of index-linked liabilities, previously included within unit-linked non-participating provisions, have been reclassified as other non-participating provisions as at 31 December 2009. As a result, the carrying values of assets backing unit-linked liabilities at that date have been reduced accordingly.

26 — Ordinary share capital

This note gives details of Aviva plc’s ordinary share capital and shows the movements during the year.

(a) Details of the Company’s ordinary share capital are as follows:

	2010 £m	2009 £m

The allotted, called up and fully paid share capital of the Company at 31 December 2010 was: 2,820,148,642 (2009: 2,766,611,374) ordinary shares of 25 pence each	705	692

(b) During 2010, a total of 53,537,268 ordinary shares of 25 pence each were allotted and issued by the Company as follows:

	Number of shares	Share Capital £m	Share Premium £m
At 1 January 2008	2,621,792,828	655	1,223
Shares issued under the Group’s Employee and Executive Share Option Schemes	8,429,587	2	18
Shares issued in lieu of dividends	27,479,209	7	(7)
At 31 December 2008	2,657,701,624	664	1,234
Shares issued under the Group’s Employee and Executive Share Option Schemes	951,455	1	—
Shares issued in lieu of dividends	107,958,295	27	(27)
At 31 December 2009	2,766,611,374	692	1,207
Shares issued under the Group’s Employee and Executive Share Option Schemes	722,968	—	—
Shares issued in lieu of dividends	52,814,300	13	(13)
At 31 December 2010	2,820,148,642	705	1,194

The UK Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors will still be limited as to the number of shares they can at any time allot as the allotment authority continues to be required under the act, save in respect of employee share schemes. Ordinary shares in issue in the Company rank pari passu with any new ordinary shares issued in the Company. All the ordinary shares in issue carry the same right to receive all dividends and other distributions declared, made or paid by the Company.

The issue of shares in lieu of cash dividends is considered a bonus issue under the terms of the UK Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

Notes to the consolidated financial statements continued

27 — Equity compensation plans

This note describes the various equity compensation plans we use, and shows how we value the options and awards of shares in the Company.

(a) Description of the plans

The Group maintains a number of active share option and award plans and schemes (the Group’s Share Plans). These are as follows:

(i) Savings-related options

These are options granted under the HM Revenue and Customs-approved Save As You Earn (SAYE) share option schemes in the UK and Irish Revenue-approved SAYE share option scheme in Ireland. Options are normally exercisable during the six-month period following either the third, fifth or seventh anniversary of the start of the relevant savings contract.

(ii) Executive share options

These are options granted on various dates until 2004, under the Aviva Executive Share Option Plan or predecessor plans, and in 2010, under the Aviva Executive Share Option Plan 2005. Options granted between 2001 and 2004 were subject to the satisfaction of conditions relating to both the Company’s Return on Capital Employed (ROCE) and its relative Total Shareholder Return (TSR). The performance was measured over a three-year performance period and the options are normally exercisable between the third and tenth anniversary of their grant. The options granted in 2010 are described in the Directors’ Remuneration Report.

(iii) Long-term incentive plan awards

These awards have been made under the Aviva Long Term Incentive Plan 2005 and are described in section (b) below and in the Directors’ Remuneration Report.

(iv) Annual bonus plan awards

These awards have been made under the Aviva Annual Bonus Plan 2005, and are described in section (b) below and in the Directors’ Remuneration Report.

(v) One Aviva, twice the value bonus plan awards

These are conditional awards first granted under the Aviva Annual Bonus Plan 2005 in 2008, and are described in section (b) below and in the Directors’ Remuneration Report.

(vi) CFO recruitment share awards plan awards

The following awards were granted to Patrick Regan under the CFO Recruitment Share Awards Plan following his recruitment in 2010: the Replacement Restricted Share Award (RRSA), the Bonus Replacement Deferred Share Award (BRDSA) and the One Aviva Twice the Value Award (OATTV). The RRSA was awarded to compensate Mr Regan for the loss of share awards granted by his previous employer and the BRDSA was awarded to compensate Mr Regan for the loss of bonus from his previous employer. The awards are described in section (b) below and in the Directors’ Remuneration Report. No further awards will be made under this plan.

(b) Outstanding options and awards

(i) Share options

At 31 December 2010, options to subscribe for ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Savings Related Share Option Scheme	Option price p	Number of shares	Normally exercisable	Option price p	Number of shares	Normally exercisable
	406	146,038	2010	563	1,113,993	2010, 2012 or 2014
	428	91,945	2011	410	2,599,581	2011, 2013 or 2015
	491	523,884	2010 or 2012	316	11,067,836	2012, 2014 or 2016
	593	290,792	2011 or 2013	310	6,050,688	2013, 2015 or 2017

Aviva Ireland Savings Related Share Option Scheme (in euros)	Option price c	Number of shares	Normally exercisable	Option price c	Number of shares	Normally exercisable
	719	19,535	2010	509	256,558	2011 or 2013
	879	22,832	2011	360	1,122,071	2012 or 2014
	830	89,009	2010 or 2012	374	345,187	2013 or 2015

Notes to the consolidated financial statements continued

27 — Equity compensation plans continued

Aviva Executive Share Option Plan	Option price p	Number of shares	Normally exercisable
	1,035	291,730	2004 to 2011
	516	529,990	2005 to 2012
	512	694,984	2006 to 2013
	526	470,340	2007 to 2014
	386	1,529,647	2013

The following table summarises information about options outstanding at 31 December 2010:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£3.10 – £5.55	25,448,284	3	347.84
£5.56 – £8.00	1,516,626	1	569.20
£8.01 – £10.35	291.730	1	1,035.00

The comparative figures as at 31 December 2009 were:

Range of exercise prices	Outstanding options Number	Weighted average remaining contractual life Years	Weighted average exercise price p
£3.10 – £5.55	23,163,439	3	362.18
£5.56 – £8.00	2,725,129	1	576.28
£8.01 – £10.35	466,525	1	1,016.57

(ii) Share awards

At 31 December 2010, awards issued under the Company’s executive incentive plans over ordinary shares of 25 pence each in the Company were outstanding as follows:

Aviva Long Term Incentive Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	3,669,927	2008 to 2010	7,599,920	2010 to 2012
	10,460,578	2009 to 2011

One Aviva, twice the value Bonus Plan	Number of shares	Vesting period	Number of shares	Vesting period
	929,872	2008 to 2010	2,178,398	2010 to 2012
	2,420,778	2009 to 2011

Aviva Annual Bonus Plan 2005	Number of shares	Vesting period	Number of shares	Vesting period
	1,775,320	2008 to 2010	5,051,579	2010 to 2012
	5,416,844	2009 to 2011

CFO Recruitment Share Awards Plan	Award type	Number of shares	Vesting period
	RRSA	255,589	2010, 2011 and 2012
	BRDSA	43,231	2010 to 2012
	OATTV	55,051	2010 to 2012

The vesting of awards under the Aviva Long Term Incentive Plan 2005, the One Aviva, twice the value Bonus Plan and the OATTV award under the CFO Recruitment Share Awards Plan is subject to the attainment of performance conditions as described in the Directors’ Remuneration Report. Shares which do not vest, lapse.

(iii) Shares to satisfy awards and options

Prior to March 2003, it was the practice to satisfy awards and options granted under the Group’s Share Plans through shares purchased in the market and held by employee share trusts which were established for the purpose of satisfying awards under the Group’s Share Plans and funded by the Company.

From March 2003 to July 2008, it was generally the Company’s practice to satisfy the awards granted after March 2003 by the issue of new shares at the time of vesting. However, since July 2008, it has been the Company’s practice to satisfy all awards and options using shares purchased in the market and held by employee trusts except where local regulations make it necessary to issue new shares. Further details are given in note 28.

Notes to the consolidated financial statements continued

27 — Equity compensation plans continued

(c) Movements in the year

A summary of the status of the option plans as at 31 December 2009 and 2010, and changes during the years ended on those dates, is shown below.

	2010		2009
	Number of options	Weighted average exercise price p	Number of options	Weighted average exercise price p
Outstanding at 1 January	26,355,093	395.90	26,278,223	477.82
Granted during the year	8,020,085	326.52	14,863,272	316.00
Exercised during the year	(73,755)	335.12	(146,330)	359.55
Forfeited during the year	(1,461,530)	380.82	(1,149,764)	459.77
Cancelled during the year	(2,788,423)	362.05	(8,604,422)	433.40
Expired during the year	(2,794,830)	516.95	(4,885,886)	513.42
Outstanding at 31 December	27,256,640	367.51	26,355,093	395.90
Exercisable at 31 December	3,319,816	564.95	6,709,247	550.41

(d) Expense charged to the income statement

The total expense recognised for the year arising from equity compensation plans was as follows:

	2010 £m	2009 £m	2008 £m
Equity-settled expense (note 7b)	50	56	39
Cash-settled expense	—	—	—
	50	56	39

(e) Fair value of options and awards granted after 7 November 2002

The weighted average fair values of options and awards granted during the year, estimated by using the Black-Scholes option pricing model, were £1.32 and £2.39 (2009: £1.78 and £1.94) respectively.

(i) Share options

The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2010		2009
Share price	402	p	480	p
Exercise price	310	p	316	p
Expected volatility	56%		55%
Expected life	5.00 years		5.00 years
Expected dividend yield	6.09%		5.06%
Risk-free interest rate	1.57%		2.47%

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the options prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options.

64,903 options granted after 7 November 2002 were exercised during the year (2009: 144,590).

(ii) Share awards

The fair value of the awards was estimated on the date of grant, based on the following weighted average assumptions:

Weighted average assumption	2010		2009
Share price	386.00	p	216.25	p
Expected volatility*	66%		60%
Expected volatility of comparator companies’ share price*	65%		61%
Correlation between Aviva and competitors’ share price*	57%		55%
Expected life	2.75 years		2.75 years
Expected dividend yield	7.70%		8.23%
Risk-free interest rate*	1.80%		1.76%

* For awards with market-based performance conditions.

The expected volatility used was based on the historical volatility of the share price over a period equivalent to the expected life of the options prior to its date of grant. The risk-free interest rate was based on the yields available on UK government bonds as at the date of grant. The bonds chosen were those with a similar remaining term to the expected life of the options.

Notes to the consolidated financial statements continued

28 — Shares held by employee trusts

We satisfy awards and options granted under the Group’s Share Plans primarily through shares purchased in the market and held by employees share trusts. This note gives details of the shares held in these trusts.

Movements in the carrying value of shares held by employee trusts comprise:

	2010		2009		2008
	Number	£m	Number	£m	Number	£m
Cost debited to shareholders’ funds
At 1 January	17,979,232	68	8,635,582	33	1,521,064	10
Acquired in the year	3,500,000	14	14,000,000	54	8,500,000	29
Distributed in the year	(13,063,745)	(50)	(4,656,350)	(19)	(1,385,482)	(6)
Balance at 31 December	8,415,487	32	17,979,232	68	8,635,582	33

The shares are owned by an employee share trust with an undertaking to satisfy awards of shares in the Company under the Company’s share plans and schemes. Details of the features of the plans can be found in the Directors’ Remuneration Report.

These shares were purchased in the market and are carried at cost less amounts charged to the income statement in prior years. At 31 December 2010, they had an aggregate nominal value of £2,103,871 (2009: £4,494,808; 2008: £2,158,896) and a market value of £33,072,864 (2009: £71,539,364; 2008: £33,678,770). The trustees have waived their rights to dividends on the shares held in the trusts.

29 — Preference share capital

This note gives details of Aviva plc’s preference share capital.

The preference share capital of the Company at 31 December 2010 was:

	2010 £m	2009 £m
Issued and paid up
100,000,000 8 3/8% cumulative irredeemable preference shares of £1 each	100	100
100,000,000 8 3/4% cumulative irredeemable preference shares of £1 each	100	100
	200	200

The UK Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the articles of association adopted by the Company on 28 April 2010 reflect this. Directors will still be limited as to the number of shares they can at any time allot because the allotment authority continues to be required under the act.

Under the Company’s articles of association, the Company may issue and allot Sterling New Preference Shares and Euro New Preference Shares, which, if issued and allotted, would rank, as to payment of a dividend and capital, ahead of the Company’s ordinary share capital but behind the cumulative irredeemable preference shares currently in issue. The issued preference shares are non-voting except where their dividends are in arrears, on a winding up or where their rights are altered.

On a winding up, they carry a preferential right of return of capital ahead of the ordinary shares. The Company does not have a contractual obligation to deliver cash or other financial assets to the preference shareholders and therefore the directors may make dividend payments at their discretion.

Notes to the consolidated financial statements continued

30 — Direct capital instruments

This note gives details of the direct capital instruments issued in November 2004.

Notional amount	2010 £m	2009 £m
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	490	490
	990	990

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the Financial Services Authority in GENPRU Annex 1 ‘Capital Resources’. They have no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the euro and sterling DCIs at their principal amounts on 28 November 2014 and 27 July 2020 respectively, at which dates the interest rates change to variable rates, or on any respective coupon payment date thereafter.

In addition, under certain circumstances defined in the terms and conditions of the issue, the Company may at its sole option:

•             substitute at any time not less than all of the DCIs for, or vary the terms of the DCIs so that they become, Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities;

•             substitute not less than all of the DCIs for fully paid non-cumulative preference shares in the Company. These preference shares could only be redeemed on 28 November 2014 in the case of the euro DCIs and on 27 July 2020 in the case of the sterling DCIs, or in each case on any dividend payment date thereafter. The Company has the right to choose whether or not to pay any dividend on the new shares, and any such dividend payment will be non-cumulative.

The Company has the option to defer coupon payments on the DCIs on any relevant payment date. Deferred coupons shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:

•             Redemption; or

•             Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or

•             Substitution by preference shares.

No interest will accrue on any deferred coupon. Deferred coupons will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.

31 — Merger reserve

This note analyses the movements in the merger reserve during the year.

Movements in the year comprised:

	2010 £m	2009 £m	2008 £m
Balance at 1 January	3,271	3,271	3,271
Movement in the year	—	—	—
Balance at 31 December	3,271	3,271	3,271

Prior to 1 January 2004, certain significant business combinations were accounted for using the ‘pooling of interests method’ (or merger accounting), which treats the merged groups as if they had been combined throughout the current and comparative accounting periods. Merger accounting principles for these combinations gave rise to a merger reserve in the consolidated statement of financial position, being the difference between the nominal value of new shares issued by the Parent Company for the acquisition of the shares of the subsidiary and the subsidiary’s own share capital and share premium account.

The merger reserve is also used where more than 90% of the shares in a subsidiary are acquired and the consideration includes the issue of new shares by the Company, thereby attracting merger relief under the UK Companies Act 1985 and, from 1 October 2009, the UK Companies Act 2006.

The balance on the reserve has arisen through the mergers of Commercial Union, General Accident and Norwich Union companies, forming Aviva plc in 2000, together with the acquisition of RAC plc in 2005.

Notes to the consolidated financial statements continued

32 — Other reserves

This note gives details of the various reserves forming part of the Group’s consolidated equity, and shows the movements during the year.

Movements in the year comprised:

	Currency translation reserve (see accounting policy E) £m	Owner occupied properties reserve (see accounting policy O) £m	Investment valuation reserve (see accounting policy S) £m	Hedging instruments reserve (see accounting policy T) £m	Equity compensation reserve (see accounting policy AA) £m	Total £m
Balance at 1 January 2008	432	192	819	(63)	89	1,469
Arising in the year:
Fair value losses	—	(37)	(2,344)	—	—	(2,381)
Fair value gains transferred to profit on disposals	—	—	(126)	—	—	(126)
Fair value gains transferred to retained earnings on disposals	—	1	—	—	—	1
Share of fair value changes in joint ventures and associates taken to other comprehensive income	—	—	(93)	—	—	(93)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	830	—	—	830
Reserves credit for equity compensation plans	—	—	—	—	39	39
Shares issued under equity compensation plans (note 33)	—	—	—	—	(15)	(15)
Foreign exchange rate movements	3,253	—	—	(1,040)	—	2,213
Aggregate tax effect — shareholders’ tax	—	1	203	—	—	204
Balance at 31 December 2008	3,685	157	(711)	(1,103)	113	2,141
Arising in the year:
Fair value gains/(losses)	—	(26)	977	—	—	951
Fair value gains transferred to profit on disposals	—	—	(310)	—	—	(310)
Transfer to profit on disposal of subsidiary	(96)	—	—	—	—	(96)
Fair value gains transferred to retained earnings on disposals (note 33)	—	(1)	—	—	—	(1)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	122	—	—	122
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	482	—	—	482
Reserves credit for equity compensation plans	—	—	—	—	56	56
Shares issued under equity compensation plans (note 33)	—	—	—	—	(60)	(60)
Transfers to non-controlling interests following Delta Lloyd IPO	(351)	(26)	(156)	—	—	(533)
Foreign exchange rate movements	(1,014)	—	—	332	—	(682)
Aggregate tax effect — shareholders’ tax	—	—	(241)	—	—	(241)
Balance at 31 December 2009	2,224	104	163	(771)	109	1,829
Arising in the year:
Fair value gains/(losses)	—	(25)	579	—	—	554
Fair value gains transferred to profit on disposals	—	—	(123)	—	—	(123)
Transfer to profit on disposal of subsidiary (note 3b)	(2)	—	—	—	—	(2)
Share of fair value changes in joint ventures and associates taken to other comprehensive income (notes 15a & 16a)	—	—	(15)	—	—	(15)
Impairment losses on assets previously revalued directly through other comprehensive income now taken to income statement	—	—	136	—	—	136
Reserves credit for equity compensation plans	—	—	—	—	41	41
Shares issued under equity compensation plans (note 33)	—	—	—	—	(51)	(51)
Transfers to non-controlling interests following Delta Lloyd IPO	(3)	—	(1)	—	—	(4)
Foreign exchange rate movements	(41)	—	—	78	—	37
Aggregate tax effect — shareholders’ tax	5	4	(166)	—	—	(157)
Balance at 31 December 2010	2,183	83	573	(693)	99	2,245

The above reserves are shown net of non-controlling interests.

Notes to the consolidated financial statements continued

33 — Retained earnings

This note analyses the movements in the consolidated retained earnings during the year.

	2010 £m	2009 £m	2008 £m
Balance at 1 January	3,425	3,902	6,434
Profit/(loss) for the year attributable to equity shareholders	1,463	1,085	(915)
Actuarial gains/(losses) on pension schemes (note 45e(iv))	1,033	(1,140)	(929)
Actuarial losses on pension schemes transferred to unallocated divisible surplus (note 41)	(18)	24	78
Dividends and appropriations (note 12)	(757)	(853)	(975)
Shares issued in lieu of dividends	209	299	170
Shares issued under equity compensation plans (note 33)	51	60	15
Shares distributed by employee trusts (note 28)	(50)	(18)	(6)
Fair value gains realised from reserves (note 32)	—	1	(1)
Transfer to non-controlling interests following Delta Lloyd IPO	(4)	3	—
Aggregate tax effect	59	62	31
Balance at 31 December	5,411	3,425	3,902

The shares issued in lieu of dividends are in respect of the transfer to retained earnings from the ordinary dividend account, arising from the treatment of these shares explained in note 26(b).

The Group’s regulated subsidiaries are required to hold sufficient capital to meet acceptable solvency levels based on applicable local regulations. Their ability to transfer retained earnings to the UK parent companies is therefore restricted to the extent these earnings form part of local regulatory capital.

34 — Non-controlling interests

This note gives details of the Group’s minority interests and shows the movements during the year.

(a) Non-controlling interests at 31 December comprised:

	2010 £m	2009 £m	2008 £m
Equity shares in subsidiaries	2,055	2,098	695
Share of earnings	1,057	795	673
Share of other reserves	377	395	577
	3,489	3,288	1,945
Preference shares in General Accident plc	250	250	250
Preference shares in other subsidiaries	2	2	9
	3,741	3,540	2,204

(b) Movements in the year comprised:

	2010 £m	2009 £m	2008 £m
Balance at 1 January	3,540	2,204	1,795
Profit for the year attributable to non-controlling interests	429	230	30
Minority share of movements in other reserves	57	35	—
Foreign exchange rate movements	(113)	(173)	471
Total comprehensive income attributable to non-controlling interests	373	92	501
Capital contributions from non-controlling interests	42	6	36
Increase in non-controlling interests following Delta Lloyd IPO	8	1,460	—
Minority share of dividends declared in the year	(187)	(109)	(106)
Non-controlling interest in acquired subsidiaries	3	(2)	43
Changes in non-controlling interest in existing subsidiaries	(38)	11	(65)
Reclassification to financial liabilities (see below)	—	(122)	—
Balance at 31 December	3,741	3,540	2,204

At the start of 2009, the minority shareholders in two subsidiaries in France and Italy held options requiring the Group to purchase their shares. During that year, both sets of minority shareholders indicated that they intended to exercise these options in 2010. We therefore reclassified their interests as at 31 December 2009 to financial liabilities in the consolidated statement of financial position. These transactions were completed during 2010 with the exercise of both sets of options.

Notes to the consolidated financial statements continued

35 — Contract liabilities and associated reinsurance

The following notes explain how we calculate our liabilities to our policyholders for insurance and investment products we have sold to them. Notes 36 and 37 cover these liabilities, and note 38 details the financial guarantees and options given for some of these products. Note 39 details the reinsurance recoverables on these liabilities while note 40 shows the effects of the assumptions we have changed during the year.

The following is a summary of the contract provisions and related reinsurance assets as at 31 December.

	2010			2009
	Gross provisions £m	Reinsurance assets £m	Net £m	Gross provisions £m	Reinsurance assets £m	Net £m
Long-term business
Insurance contracts	(160,946)	3,650	(157,296)	(154,058)	4,299	(149,759)
Participating investment contracts	(69,482)	2	(69,480)	(66,559)	—	(66,559)
Non-participating investment contracts	(48,305)	1,463	(46,842)	(43,456)	1,258	(42,198)
	(278,733)	5,115	(273,618)	(264,073)	5,557	(258,516)
Outstanding claims provisions
Long-term business	(1,078)	104	(974)	(921)	40	(881)
General insurance and health	(9,528)	1,113	(8,415)	(9,977)	1,194	(8,783)
	(10,606)	1,217	(9,389)	(10,898)	1,234	(9,664)
Provisions for claims incurred but not reported	(2,735)	445	(2,290)	(2,719)	449	(2,270)
	(292,074)	6,777	(285,297)	(277,690)	7,240	(270,450)
Provision for unearned premiums	(4,855)	307	(4,548)	(4,781)	332	(4,449)
Provision arising from liability adequacy tests	(2)	—	(2)	(7)	—	(7)
Other technical provisions	(1)	—	(1)	—	—	—
Totals	(296,932)	7,084	(289,848)	(282,478)	7,572	(274,906)
Less: Amounts classified as held for sale	—	—	—	20	—	20
	(296,932)	7,084	(289,848)	(282,458)	7,572	(274,886)

Notes to the consolidated financial statements continued

36 — Insurance liabilities

This note analyses our insurance contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount

Insurance liabilities at 31 December comprise:

	2010			2009
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	64,043	—	64,043	64,702	—	64,702
Unit-linked non-participating	21,450	—	21,450	21,268	—	21,268
Other non-participating	75,453	—	75,453	68,088	—	68,088
	160,946	—	160,946	154,058	—	154,058
Outstanding claims provisions	1,078	9,528	10,606	921	9,977	10,898
Provision for claims incurred but not reported	—	2,735	2,735	—	2,719	2,719
	1,078	12,263	13,341	921	12,696	13,617
Provision for unearned premiums	—	4,855	4,855	—	4,781	4,781
Provision arising from liability adequacy tests	—	2	2	—	7	7
Other technical provisions	—	1	1	—	—	—
Total	162,024	17,121	179,145	154,979	17,484	172,463
Less: Obligations to staff pension schemes transferred to provisions (note 44a)	(1,445)	—	(1,445)	(1,351)	—	(1,351)
Amounts classified as held for sale	—	—	—	—	(20)	(20)
	160,579	17,121	177,700	153,628	17,464	171,092

During 2010, the Group conducted a review of its classification of linked liabilities, following refinement of our policy which now defines unit-linked liabilities as those where all risks attached to the assets held to back those liabilities are borne by the policyholders. The review resulted in a reclassification of £1,890 million of insurance liabilities previously included as unit-linked non-participating liabilities as at 31 December 2009 to other non-participating liabilities. As a result of this reclassification, assets held to cover linked liabilities have also decreased by £1,890 million (see note 25).

(b) Long-term business liabilities

(i) Business description

The Group underwrites long-term business in a number of countries as follows:

•             In the UK mainly in:

•     New With-Profits sub-fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA) (see below).

•     Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.

•     ‘Non-profit’ funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

•     The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the ‘lock-in’ criteria set by the Reattribution Scheme have been met. RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.

•            In France, where the majority of policyholders’ benefits are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

•             In the Netherlands, the balance of profits, after providing appropriate returns for policyholders and after tax, accrues for the benefit of the shareholders. The bases for determining returns for policyholders are complex, but are consistent with methods and criteria followed generally in the Netherlands. In addition, a substantial number of policies provide benefits that are determined by investment performance, subject to certain guarantees, and shareholders’ profits are derived largely from management fees.

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

•             In the United States, there are two main types of business — protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers. In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.

•             In other overseas operations.

(ii) Group practice

The long-term business provision is calculated separately for each of the Group’s life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the UK Companies Act.

Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates.

Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.

(iii) Methodology and assumptions

There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts — the net premium method and the gross premium method — both of which involve the discounting of projected premiums and claims.

Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency. Explicit provision is made for vested bonuses (including those vesting following the most recent fund valuation), but no such provision is made for future regular or terminal bonuses. However, this method makes implicit allowance for future regular or terminal bonuses already earned, by margins in the valuation discount rate used.

The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience. Explicit provision is made for vested bonuses and explicit allowance is also made for future regular bonuses, but not terminal bonuses.

(a) UK

With-profit business

The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders’ share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.

For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.

The items included in the cost of future policy-related liabilities include:

•             Maturity Guarantees;

•             Guaranteed Annuity Options;

•             GMP underpin on Section 32 transfers; and

•             Expected payments under Mortgage Endowment Promise.

In the Provident Mutual and With-Profits sub-funds in UKLAP, this is offset by the expected cost of charges to WPBR to be made in respect of guarantees.

The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.

The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return

A ‘risk-free’ rate equal to the spot yield on UK government securities, plus a margin of 0.1% is used. The rates vary, according to the outstanding term of the policy, with a typical rate as at 31 December 2010 being 3.78% (2009: 4.35%) for a policy with ten years outstanding.

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

Volatility of investment return

Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not. These are term-dependent, with specimen values for ten-year terms as follows:

	Volatility
	2010	2009
Equity returns	26.1%	26.6%
Property returns	15.0%	15.0%
Fixed interest yields	13.2%	14.4%

The table above shows the volatility of fixed interest yields, set with reference to 20 year at-the-money swaption volatilities.

Future regular bonuses

Annual bonus assumptions for 2011 have been set consistently with the year-end 2010 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality

Mortality assumptions are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

	Mortality table used
	2010	2009
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Non-profit business

Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.

For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.

Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.

The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.

Valuation discount rates for business in the non-profit funds are as follows:

	Valuation discount rates
	2010	2009
Assurances
Life conventional non-profit	2.8% to 3.5%	3.0% to 3.8%
Pensions conventional non-profit	3.5% to 3.7%	3.8% to 4.0%
Deferred annuities
Non-profit — in deferment	3.9%	4.2%
Non-profit — in payment	3.5% to 3.7%	3.8% to 4.0%
Annuities in payment
Conventional annuity	3.9% to 5.4%	4.2% to 5.7%
Non-unit reserves
Life	3.1%	3.3%
Pensions	3.8%	4.1%

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

Mortality assumptions are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used
	2010	2009
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Pensions business after vesting	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement
Annuities in payment
General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

(b) France

The majority of reserves arise from a single premium savings product and is based on the accumulated fund value, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. The net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2010 and 2009	2010 and 2009
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02, TGF05/TGH05; H_AVDBS, F_AVDBS, H_SSDBS and F_SSDBS (in 2010)
Annuities	0% to 4.5%	TPRV (prospective table)

(c) Netherlands

On transition to IFRS, the valuation of most long-term insurance and participating investment contracts was changed from existing methods that used historic assumptions to an active basis using current market interest rates. A liability adequacy test is performed in line with IFRS requirements. Where liabilities are based on current market interest rates and assets are valued at market value, the margin in the liability adequacy test is determined by comparison of the liabilities with the present value of best estimate cash flows. The yield curve is constructed from yields on collateralised AAA bonds. Annuitant mortality assumptions were revised in 2010.

	Valuation discount rates	Mortality tables used
	2010 and 2009	2010 and 2009
Life assurances	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds	GBM 61-65, GBM/V 76-80, GBM 80-85, GBM/V 85-90 and GBM/V 90-95
Annuities in deferment and in payment	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds	GBM/V 76-80, GBM/V 85-90, GBM/V 95-00, Coll 1993/2003 and DIL 98, plus further allowance for future mortality improvement; CBS2010 (in 2010)

(d) United States

For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.

The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2010 (2009: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2010 was 4.50% (2009: 4.47%).

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The range of interest crediting rates for deferred annuity products, the largest component of the US business, excluding sales inducement payouts, was 1.00% to 5.20% in 2010 (2009: 2.00% to 6.00%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.

The indexed life and annuity products guarantee the return of principal to the customer, and credit interest based on certain indices. A portion of the premium from each customer is invested in fixed income securities and is intended to cover the minimum guaranteed value. A further portion of the premium is used to purchase derivatives to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Both the derivatives and the options embedded in the policy are valued at their fair value.

Deferred income reserves are established for fees charged for insurance benefit features which are assessed in a manner that is expected to result in higher profits in earlier years, followed by lower profits or losses in subsequent years. The excess charges are deferred and amortised using the same assumptions and factors used to amortise deferred acquisition costs. Shadow adjustments may be made to deferred acquisition costs, acquired value of in-force business, deferred income reserves and contract liabilities. The shadow adjustments are recognised directly in other comprehensive income so that unrealised gains or losses on investments that are recognised directly in other comprehensive income affect the measurement of the liability, or related assets, in the same way as realised gains or losses.

(e) Other countries

In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements

The following movements have occurred in the long-term business provisions during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	154,058	156,188
Provisions in respect of new business	12,502	11,105
Expected change in existing business provisions	(9,259)	(7,625)
Variance between actual and expected experience	1,858	2,154
Impact of other operating assumption changes	(520)	(121)
Impact of economic assumption changes	1,959	(404)
Exceptional strengthening of longevity assumptions (see below)	483	—
Other movements	(197)	1,112
Change in liability recognised as an expense	6,826	6,221
Effect of portfolio transfers, acquisitions and disposals	1,117	(67)
Foreign exchange rate movements	(1,055)	(8,284)
Carrying amount at 31 December	160,946	154,058

The variance between actual and expected experience of £1.9 billion in 2010 was primarily driven by favourable movements in investment markets, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. A strengthening of longevity assumptions was made in the Netherlands, following the publication of new mortality tables, which is separately identified as an exceptional item. The reduction in liabilities from other operating assumption changes mainly relates to assurance mortality assumptions in the UK and Ireland, with a corresponding reduction made to reassurance assets. The £2.0 billion impact of economic assumption changes reflects reductions in valuation interest rates. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related non-financial assets.

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

(c) General insurance and health liabilities

(i) Provisions for outstanding claims

Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.

We only establish loss reserves for losses that have already occurred. We therefore do not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, we take into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.

The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2010			As at 31 December 2009
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	4,419	924	5,343	4,411	753	5,164
Property	1,669	188	1,857	1,697	196	1,893
Liability	2,388	1,303	3,691	2,707	1,379	4,086
Creditor	77	24	101	170	17	187
Other	975	296	1,271	992	374	1,366
	9,528	2,735	12,263	9,977	2,719	12,696

(ii) Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Rate		Mean term of liabilities
Class	2010	2009	2010	2009
Netherlands Permanent health and injury	3.75%	3.48%	7 years	8 years
Reinsured London Market business	3.30%	4.00%	12 years	10 years
Latent claims	0.88% to 4.18%	0.82% to 4.84%	7 to 15 years	8 to 15 years
Structured settlements	3.20%	3.30%	35 years	35 years

The gross outstanding claims provision before discounting was £13,179 million (2009: £13,576 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.

The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 7 and 15 years depending on the geographical region.

During 2010, we have continued to experience an increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

(iii) Assumptions

Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are generally set by skilled claims technicians, applying their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

No adjustments are made to the claims technicians’ case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of a large or unusual claim may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.

Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.

The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.

However, the following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims

The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group’s latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims, legal fees and the life expectancy of potential sufferers.

The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £195 million greater than the best estimate, or £85 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2010, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £70 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note 54(i).

Allowance for risk and uncertainty

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims adopted by the Group at 31 December 2010 requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.

Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.

Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes.

The Ogden discount rate is currently under review by the Lord Chancellor. The outcome of this review is expected to be announced in 2011 but it is still not clear whether or by how much the rate will change. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

(iv) Movements

The following changes have occurred in the general insurance and health claims provisions during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	12,696	14,360
Impact of changes in assumptions	26	(106)
Claim losses and expenses incurred in the current year	6,908	7,328
Decrease in estimated claim losses and expenses incurred in prior years	(358)	(541)
Exceptional strengthening of general insurance latent claims provisions	10	60
Incurred claims losses and expenses	6,586	6,741
Less:
Payments made on claims incurred in the current year	(3,641)	(3,922)
Payments made on claims incurred in prior years	(3,803)	(3,814)
Recoveries on claim payments	271	298
Claims payments made in the year, net of recoveries	(7,173)	(7,438)
Unwind of discounting	64	41
Other movements in the claims provisions	(18)	—
Change in claims reserve recognised as an expense	(541)	(656)
Effect of portfolio transfers, acquisitions and disposals	4	(649)
Foreign exchange rate movements	102	(359)
Other movements	2	—
Carrying amount at 31 December	12,263	12,696

The exceptional strengthening of reserves is in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago.

The effect of changes in the main assumptions is given in note 40.

(d) Loss development tables

(i) Description of tables

The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2001 to 2010. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2002, by the end of 2010 £5,814 million had actually been paid in settlement of claims.

In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,250 million was re-estimated to be £6,035 million at 31 December 2010.

The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.

The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2010) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.

Key elements of the release from prior accident year general insurance and health net provisions during 2009 were:

•             £230 million from the UK, including group reinsurance business, mainly due to an improved view of group reinsurance liabilities, and favourable development on personal and commercial motor claims, and commercial property and commercial liability large claims.

•             £237 million from Europe mainly due to favourable development of personal motor and commercial property, especially in respect of large claims.

•             £79 million from Canada mainly due to favourable experience on motor and personal property.

Key elements of the release from prior accident year general insurance and health net provisions during 2010 were:

•             £101 million from the UK, including group reinsurance business, mainly due to an improved view of group reinsurance liabilities, and favourable development on personal property claims, and commercial property and commercial liability large claims.

•             £167 million from Europe mainly due to favourable development of personal and commercial property.

•             £44 million from Canada mainly due to favourable experience on motor and commercial liability.

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

(ii) Gross figures

Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,029)	(2,952)	(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)
One year later		(4,766)	(4,486)	(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)
Two years later		(5,303)	(4,921)	(4,613)	(4,981)	(5,449)	(5,971)	(7,191)	(7,828)
Three years later		(5,701)	(5,233)	(4,972)	(5,263)	(5,784)	(6,272)	(7,513)
Four years later		(5,966)	(5,466)	(5,258)	(5,448)	(6,001)	(6,531)
Five years later		(6,121)	(5,618)	(5,409)	(5,617)	(6,156)
Six years later		(6,223)	(5,715)	(5,527)	(5,725)
Seven years later		(6,294)	(5,767)	(5,594)
Eight years later		(6,350)	(5,814)
Nine years later		(6,389)
Estimate of gross ultimate claims
At end of accident year		6,590	6,250	6,385	6,891	7,106	7,533	8,530	9,508	7,364	6,911
One year later		6,770	6,372	6,172	6,557	6,938	7,318	8,468	9,322	7,297
Two years later		6,775	6,287	6,124	6,371	6,813	7,243	8,430	9,277
Three years later		6,798	6,257	6,036	6,178	6,679	7,130	8,438
Four years later		6,754	6,205	5,932	6,008	6,603	7,149
Five years later		6,679	6,122	5,853	6,003	6,605
Six years later		6,630	6,056	5,813	5,953
Seven years later		6,576	6,044	5,792
Eight years later		6,600	6,035
Nine years later		6,577
Estimate of gross ultimate claims		6,577	6,035	5,792	5,953	6,605	7,149	8,438	9,277	7,297	6,911
Cumulative payments		(6,389)	(5,814)	(5,594)	(5,725)	(6,156)	(6,531)	(7,513)	(7,828)	(5,464)	(3,502)
	3,040	188	221	198	228	449	618	925	1,449	1,833	3,409	12,558
Effect of discounting	(747)	(6)	(11)	(29)	(7)	(28)	(27)	(9)	(11)	(24)	(17)	(916)
Present value	2,293	182	210	169	221	421	591	916	1,438	1,809	3,392	11,642
Cumulative effect of foreign exchange movements	—	29	31	47	52	85	122	111	(16)	17	—	478
Effect of acquisitions	—	7	8	50	10	18	15	27	8	—	—	143
Present value recognised in the statement of financial position	2,293	218	249	266	283	524	728	1,054	1,430	1,826	3,392	12,263

Notes to the consolidated financial statements continued

36 — Insurance liabilities continued

(iii) Net of reinsurance

After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,970)	(2,913)	(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)
One year later		(4,624)	(4,369)	(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)
Two years later		(5,088)	(4,779)	(4,565)	(4,712)	(5,344)	(5,881)	(7,052)	(7,638)
Three years later		(5,436)	(5,064)	(4,924)	(4,986)	(5,671)	(6,181)	(7,356)
Four years later		(5,648)	(5,297)	(5,180)	(5,163)	(5,892)	(6,434)
Five years later		(5,763)	(5,424)	(5,325)	(5,327)	(6,039)
Six years later		(5,841)	(5,508)	(5,442)	(5,430)
Seven years later		(5,896)	(5,552)	(5,502)
Eight years later		(5,954)	(5,598)
Nine years later		(5,979)
Estimate of net ultimate claims
At end of accident year		6,186	6,037	6,218	6,602	6,982	7,430	8,363	9,262	7,115	6,650
One year later		6,333	6,038	6,093	6,266	6,818	7,197	8,302	9,104	7,067
Two years later		6,321	5,997	6,037	6,082	6,688	7,104	8,244	9,028
Three years later		6,329	5,973	5,942	5,882	6,544	6,996	8,249
Four years later		6,286	5,912	5,851	5,709	6,476	6,980
Five years later		6,219	5,855	5,772	5,699	6,448
Six years later		6,173	5,786	5,683	5,639
Seven years later		6,109	5,754	5,663
Eight years later		6,130	5,742
Nine years later		6,090
Estimate of net ultimate claims		6,090	5,742	5,663	5,639	6,448	6,980	8,249	9,028	7,067	6,650
Cumulative payments		(5,979)	(5,598)	(5,502)	(5,430)	(6,039)	(6,434)	(7,356)	(7,638)	(5,286)	(3,386)
	1,750	111	144	161	209	409	546	893	1,390	1,781	3,264	10,658
Effect of discounting	(414)	(3)	(5)	(8)	(3)	(3)	(5)	(9)	(11)	(24)	(16)	(501)
Present value	1,336	108	139	153	206	406	541	884	1,379	1,757	3,248	10,157
Cumulative effect of foreign exchange movements	—	15	27	42	48	80	116	106	(14)	17	—	437
Effect of acquisitions	—	6	7	36	8	13	13	20	8	—	—	111
Present value recognised in the statement of financial position	1,336	129	173	231	262	499	670	1,010	1,373	1,774	3,248	10,705

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as ‘paid’ at the date of disposal.

The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2010 were £939 million (2009: £968 million). The movement in the year reflects exceptional strengthening of provisions by £10 million (2009: £60 million) in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, other strengthening of £66 million (2009: £62 million release), claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2010 £m	2009 £m
Carrying amount at 1 January	4,781	5,493
Premiums written during the year	10,469	9,968
Less: Premiums earned during the year	(10,424)	(10,613)
Change in UPR recognised as income	45	(645)
Gross portfolio transfers and acquisitions	(14)	—
Foreign exchange rate movements	43	(67)
Carrying amount at 31 December	4,855	4,781

Notes to the consolidated financial statements continued

37 — Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount

The liability for investment contracts at 31 December comprised:

	2010 £m	2009 £m
Long-term business
Participating contracts	69,482	66,559
Non-participating contracts at fair value	46,124	41,289
Non-participating contracts at amortised cost	2,181	2,167
	48,305	43,456
Total	117,787	110,015

(b) Long-term business investment liabilities

Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.

Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note 36. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.

For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated distributable surplus. Guarantees on long-term investment products are discussed in note 38.

Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.

Of the non-participating investment contracts measured at fair value, £44,631 million are unit linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves if required on a fair value basis. These contracts are classified as ‘Level 1’ in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant.

For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term. The amount of the related deferred acquisition cost asset is shown in note 24 and the deferred income liability is shown in note 48.

In the United States, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2010. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at 31 December 2010 were 4.758% and 0.434% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows and, for business issued since 2008, are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried at fair value total £1.0 billion and are classified as ‘Level 2’ in the fair value hierarchy.

There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.

The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

Notes to the consolidated financial statements continued

37 — Liability for investment contracts continued

(c) Movements in the year

The following movements have occurred in the year:

(i) Participating investment contracts

	2010 £m	2009 £m
Carrying amount at 1 January	66,559	65,278
Provisions in respect of new business	6,169	5,973
Expected change in existing business provisions	(2,400)	(1,256)
Variance between actual and expected experience	845	2,469
Impact of operating assumption changes	36	(49)
Impact of economic assumption changes	240	(57)
Other movements	(65)	(1,316)
Change in liability recognised as an expense	4,825	5,764
Effect of portfolio transfers, acquisitions and disposals	—	(246)
Foreign exchange rate movements	(1,918)	(4,256)
Other movements	16	19
Carrying amount at 31 December	69,482	66,559

The variance between actual and expected experience of £0.8 billion was primarily driven by favourable movements in investment markets in 2010, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. The £0.8 billion variance between actual and expected experience is not a change in assumptions. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2010 £m	2009 £m
Carrying amount at 1 January	43,456	42,281
Provisions in respect of new business	4,096	3,045
Expected change in existing business provisions	(2,145)	(1,847)
Variance between actual and expected experience	1,276	2,495
Impact of operating assumption changes	20	107
Impact of economic assumption changes	3	4
Other movements	53	370
Change in liability	3,303	4,174
Effect of portfolio transfers, acquisitions and disposals	1,903	(1,596)
Foreign exchange rate movements	(357)	(1,403)
Carrying amount at 31 December	48,305	43,456

The variance between actual and expected experience of £1.3 billion was primarily driven by favourable movements in investment markets in 2010, which had a direct or indirect impact on liability values. Equity markets increased, government bond yields fell in major markets and credit spreads on corporate bonds were broadly unchanged. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The £1.3 billion variance between actual and expected experience is not a change in assumptions. The impact of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note 40, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

Notes to the consolidated financial statements continued

38 — Financial guarantees and options

This note details the financial guarantees and options we have given for some of our insurance and investment products.

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products. Further information on assumptions is given in notes 36 and 37.

(a) UK Life with-profit business

In the UK, life insurers are required to comply with the FSA’s realistic reporting regime for their with-profit funds for the calculation of FSA liabilities. Under the FSA’s rules, provision for guarantees and options within realistic liabilities must be measured at fair value, using market-consistent stochastic models. A stochastic approach includes measuring the time value of guarantees and options, which represents the additional cost arising from uncertainty surrounding future economic conditions.

The material guarantees and options to which this provision relates are:

(i) Maturity value guarantees

Substantially all of the conventional with-profit business and a significant proportion of unitised with-profit business have minimum maturity values reflecting the sums assured plus declared annual bonus. In addition, the guarantee fund has offered maturity value guarantees on certain unit-linked products. For some unitised with-profit life contracts the amount paid after the fifth policy anniversary is guaranteed to be at least as high as the premium paid increased in line with the rise in RPI/CPI.

(ii) No market valuation reduction (MVR) guarantees

For unitised business, there are a number of circumstances where a ‘no MVR’ guarantee is applied, for example on certain policy anniversaries, guaranteeing that no market value reduction will be applied to reflect the difference between the accumulated value of units and the market value of the underlying assets.

(iii) Guaranteed annuity options

The Group’s UK with-profit funds have written individual and group pension contracts which contain guaranteed annuity rate options (GAOs), where the policyholder has the option to take the benefits from a policy in the form of an annuity based on guaranteed conversion rates. The Group also has exposure to GAOs and similar options on deferred annuities.

Realistic liabilities for GAOs in the UK with-profit funds were £823 million at 31 December 2010 (2009: £760 million). With the exception of the New With-Profits Sub Fund (NWPSF), movements in the realistic liabilities in the with-profit funds are offset by a corresponding movement in the unallocated divisible surplus, with no net impact on IFRS profit. Realistic liabilities for GAOs in the NWPSF were £131 million at 31 December 2010 (2009: £109 million).

(iv) Guaranteed minimum pension

The Group’s UK with-profit funds also have certain policies that contain a guaranteed minimum level of pensions as part of the condition of the original transfer from state benefits to the policy.

In addition, the with-profit fund companies have made promises to certain policyholders in relation to their with-profit mortgage endowments. Top-up payments will be made on these policies at maturity to meet the mortgage value up to a maximum of the 31 December 1999 illustrated shortfall. For UKLAP WP policyholders, these payments are subject to certain conditions.

(b) UK Life non-profit business

The Group’s UK non-profit funds are evaluated by reference to statutory reserving rules, including changes introduced in 2006 under FSA Policy Statement 06/14 Prudential Changes for Insurers.

(i) Guaranteed annuity options

Similar options to those written in the with-profit fund have been written in relation to non-profit products. Provision for these guarantees does not materially differ from a provision based on a market-consistent stochastic model, and amounts to £31 million at 31 December 2010 (2009: £28 million).

(ii) Guaranteed unit price on certain products

Certain unit-linked pension products linked to long-term life insurance funds provide policyholders with guaranteed benefits at retirement or death. No additional provision is made for this guarantee as the investment management strategy for these funds is designed to ensure that the guarantee can be met from the fund, mitigating the impact of large falls in investment values and interest rates.

(c) Overseas life businesses

In addition to guarantees written in the Group’s UK life businesses, our overseas businesses have also written contracts containing guarantees and options. Details of the significant guarantees and options provided by overseas life businesses are set out below.

Notes to the consolidated financial statements continued

38 — Financial guarantees and options continued

(i) France

Guaranteed surrender value and guaranteed minimum bonuses

Aviva France has written a number of contracts with such guarantees. The guaranteed surrender value is the accumulated value of the contract including accrued bonuses. Bonuses are based on accounting income from amortised bond portfolios, where the duration of bond portfolios is set in relation to the expected duration of the policies, plus income and releases from realised gains on equity-type investments. Policy reserves are equal to guaranteed surrender values. Local statutory accounting envisages the establishment of a reserve, ‘Provision pour Aléas Financiers’ (PAF), when accounting income is less than 125% of guaranteed minimum credited returns. No PAF was established at the end of 2010.

The most significant of these contracts is the AFER Eurofund which has total liabilities of £34 billion at 31 December 2010 (2009: £33 billion). Up to 2010, the guaranteed bonus on this contract equalled 75% of the average of the last two years’ declared bonus rates. Starting from year end 2010, Aviva France and the AFER association will agree the guaranteed bonus on this contract at every year end for the following year. This bonus was 3.55% for 2010 (2009: 3.67%) compared with an accounting income from the fund of 4.01% (2009: 4.62%).

Non-AFER contracts with guaranteed surrender values had liabilities of £13 billion at 31 December 2010 (2009: £12 billion) and all guaranteed annual bonus rates are between 0% and 4.5%.

Guaranteed death and maturity benefits

In France, the Group has also sold unit-linked policies where the death and/or maturity benefit is guaranteed to be at least equal to the premiums paid. The reserve held in the Group’s consolidated statement of financial position at the end of 2010 for this guarantee is £85 million (2009: £97 million). The reserve is calculated on a prudent basis and is in excess of the economic liability. At the end of 2010, total sums at risk for these contracts were £242 million (2009: £372 million) out of total unit-linked funds of £14 billion (2009: £14 billion). The average age of policyholders was approximately 54. It is estimated that this liability would increase by £93 million (2009: £71 million) if yields were to decrease by 1% per annum and by £22 million (2009: £25 million) if equity markets were to decline by 10% from year end 2010 levels. These figures do not reflect our ability to review the tariff for this option.

(ii) Delta Lloyd

Guaranteed minimum return at maturity

In the Netherlands, it is market practice to guarantee a minimum return at maturity on traditional savings and pension contracts. Guarantees on older lines of business are 4% per annum, while for business written since 1 September 1999, the guarantee is 3% per annum. On Group pensions business, it is often possible to recapture guarantee costs through adjustments to surrender values or to premium rates.

On transition to IFRS, Delta Lloyd changed the reserving basis for most traditional contracts to reflect current market interest rates, for consistency with the reporting of assets at market value. The cost of meeting interest rate guarantees is allowed for directly in the liabilities. Although most traditional contracts are valued at market interest rate, the split by level of guarantee shown below is according to the original underlying guarantee.

The total liabilities for traditional business at 31 December 2010 are £13 billion (2009: £13 billion) analysed as follows:

	Liabilities 3% guarantee
	2010 £m	2009 £m
Individual	2,216	2,206
Group pensions	869	780
Total	3,085	2,986

	Liabilities 4% guarantee
	2010 £m	2009 £m
Individual	3,447	3,690
Group pensions	6,274	6,329
Total	9,721	10,019

Delta Lloyd has certain unit-linked contracts which provide a guaranteed minimum return at maturity from 4% pa to 2% pa. Provisions consist of unit values plus an additional reserve for the guarantee. The additional provision for the guarantee was £88 million (2009: £148 million). An additional provision of £15 million (2009: £33 million) in respect of investment return guarantees on group segregated fund business is held. It is estimated that the provision would increase by £106 million (2009: £180 million) if yields were to reduce by 1% pa and by £37 million (2009: £42 million) if equity markets were to decline by 10% from year end 2010 levels.

Notes to the consolidated financial statements continued

38 — Financial guarantees and options continued

(iii) Ireland

Guaranteed annuity options

Products with similar GAOs to those offered in the UK have been issued in Ireland. The current net of reinsurance provision for such options is £236 million (2009: £214 million). This has been calculated on a deterministic basis, making conservative assumptions for the factors which influence the cost of the guarantee, principally annuitant mortality option take-up and long-term interest rates.

These GAOs are ‘in the money’ at current interest rates but the exposure to interest rates under these contracts has been hedged through the use of reinsurance, using derivatives (swaptions). The swaptions effectively guarantee that an interest rate of 5% will be available at the vesting date of these benefits so there is reduced exposure to a further decrease in interest rates.

‘No MVR’ guarantees

Certain unitised with-profit policies containing ‘no MVR’ guarantees, similar to those in the UK, have been sold in Ireland.

These guarantees are currently ‘in-the-money’ by £13 million (2009: £10 million). This has been calculated on a deterministic basis as the excess of the current policy surrender value over the discounted value (excluding terminal bonus) of the guarantees. The value of these guarantees is usually sensitive to the performance of investments held in the with-profit fund. Amounts payable under these guarantees are determined by the bonuses declared on these policies. There is no sensitivity to either interest rates or equity markets since there is no longer any exposure to equity in these funds and a matching strategy has been implemented for bonds.

Return of premium guarantee

Until 2005, Aviva Life and Pensions Ireland wrote two tranches of linked bonds with a return of premium guarantee, or a price floor guarantee, after five or six years. The first tranche has now expired. The provision for the second tranche over and above unit and sterling reserves, at the end of 2010 is £9 million (2009: £11 million).

It is estimated that the provision would increase by £3 million (2009: £4 million) if equity markets were to decline by 10% from the year end 2010 levels. However, the provision increase would be broadly off-set by an increase in the value of the hedging assets that were set up on sale of these policies. We would not expect any significant impact on this provision as a result of interest rate movements. It is estimated that the provision would increase by £0.5 million (2009: £2 million) if property values were to decline by 10% from year end 2010 levels. This would be offset by an increase in the value of the hedging assets by £0.5 million (2009: £0.4 million), the difference reflecting the fact that only the second tranche was hedged for property exposure.

(iv) Spain and Italy

Guaranteed investment returns and guaranteed surrender values

The Group has also written contracts containing guaranteed investment returns and guaranteed surrender values in both Spain and Italy. Traditional profit-sharing products receive an appropriate share of the investment return, assessed on a book value basis, subject to a guaranteed minimum annual return of up to 6% in Spain and 4% in Italy on existing business, while on new business the maximum guaranteed rate is lower. Liabilities are generally taken as the face value of the contract plus, if required, an explicit provision for guarantees calculated in accordance with local regulations. At 31 December 2010, total liabilities for the Spanish business were £4 billion (2009: £3 billion) with a further reserve of £12 million (2009: £11 million) for guarantees. Total liabilities for the Italian business were £11 billion (2009: £9 billion), with a further provision of £46 million (2009: £69 million) for guarantees. Liabilities are most sensitive to changes in the level of interest rates. It is estimated that provisions for guarantees would need to increase by £43 million (2009: £46 million) in Spain and £7 million (2009: £21 million) in Italy if interest rates fell by 1% from end 2010 values. Under this sensitivity test, the guarantee provision in Spain is calculated conservatively, assuming a long-term market interest rate of 1.6% and no lapses or premium discontinuances.

(v) United States

Indexed and total return strategy products

In the United States, the Group writes indexed life and deferred annuity products. These products guarantee the return of principal to the policyholder and credit interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index. A portion of each premium is used to purchase derivatives to hedge the growth in interest credited to the policyholder. The derivatives held by the Group and the options embedded in the policy are both carried at fair value.

The US Treasury swap curve plus a risk adjustment of 1.47% (2009: 1.87%) for indexed life and 1.48% (2009: 1.65%) for indexed deferred annuities is used as the discount rate to calculate the fair value of the embedded options.

The risk adjustment calculation is based on market spreads on senior long-term unsecured Aviva plc debt with a reduction to reflect policyholder priority over other creditors in case of default. The amount of change in the fair value of these embedded options resulting from the risk adjustment in 2010 is an increase of £216 million (2009: £313 million), and is principally attributable to market factors rather than instrument specific credit risk. At 31 December 2010, the total liabilities for indexed products were £20 billion (2009: £17 billion), including liabilities for the embedded option of £2.5 billion (2009: £1.7 billion). If interest rates were to increase by 1%, the provision for embedded options would decrease by £151 million (2009: £59 million) and, if interest rates were to decrease by 1%, the provision would increase by £167 million (2009: £86 million).

Notes to the consolidated financial statements continued

38 — Financial guarantees and options continued

The Group has certain products that credit interest based on a total return strategy, whereby policyholders are allowed to allocate their premium payments to different asset classes within the general account. The Group guarantees a minimum return of premium plus approximately 3% interest over the term of the contracts. The linked general account assets are fixed maturity securities, and both the securities and the contract liabilities are carried at fair value. At 31 December 2010, the liabilities for total return strategy products were £1.0 billion (2009: £1.2 billion).

The Group offers an optional lifetime guaranteed income benefit focused on the retirement income segment of the deferred annuity marketplace to help customers manage income during both the accumulation stage and the distribution stage of their financial life. At 31 December 2010, a total of £8.9 billion (2009: £4.9 billion) in indexed deferred annuities have elected this benefit, taking steps to guarantee retirement income.

(d) Sensitivity

In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, real estate prices and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (GAOs), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made.

Notes to the consolidated financial statements continued

39 — Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts

The reinsurance assets at 31 December comprised:

	2010 £m	2009 £m
Long-term business
Insurance contracts	3,650	4,299
Participating investment contracts	2	—
Non-participating investment contracts	1,463	1,258
Outstanding claims provisions	104	40
	5,219	5,597
General insurance and health
Outstanding claims provisions	1,113	1,194
Provisions for claims incurred but not reported	445	449
	1,558	1,643
Provision for unearned premiums	307	332
	1,865	1,975
Total	7,084	7,572

Of the above total, £4,675 million (2009: £4,493 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions

The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements

The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2010 £m	2009 £m
Carrying amount at 1 January	5,557	5,565
Asset in respect of new business	358	412
Expected change in existing business asset	(208)	(57)
Variance between actual and expected experience	81	(35)
Impact of other operating assumption changes	(443)	(189)
Impact of economic assumption changes	(25)	(250)
Other movements	(318)	486
Change in asset	(555)	367
Effect of portfolio transfers, acquisitions and disposals	174	(41)
Foreign exchange rate movements	(61)	(334)
Carrying amount at 31 December	5,115	5,557

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The reduction in the reinsurance asset from assumption changes mainly relates to assurance mortality assumptions in the UK and Ireland, with a corresponding reduction made to gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note 40, together with the impact of movements in related liabilities and other non-financial assets.

Notes to the consolidated financial statements continued

39 — Reinsurance assets continued

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2010 £m	2009 £m
Carrying amount at 1 January	1,643	1,766
Impact of changes in assumptions	17	(72)
Reinsurers’ share of claim losses and expenses
Incurred in current year	265	255
Incurred in prior years	(46)	7
Reinsurers’ share of incurred claim losses and expenses	219	262
Less:
Reinsurance recoveries received on claims
Incurred in current year	(125)	(138)
Incurred in prior years	(282)	(202)
Reinsurance recoveries received in the year	(407)	(340)
Unwind of discounting	23	22
Change in reinsurance asset recognised as income	(148)	(128)
Effect of portfolio transfers, acquisitions and disposals	34	57
Foreign exchange rate movements	28	(50)
Other movements	1	(2)
Carrying amount at 31 December	1,558	1,643

(iii) Reinsurers’ share of the provision for unearned premiums (UPR)

	2010 £m	2009 £m
Carrying amount at 1 January	332	418
Premiums ceded to reinsurers in the year	770	775
Less: Reinsurers’ share of premiums earned during the year	(800)	(861)
Change in reinsurance asset recognised as income	(30)	(86)
Reinsurers’ share of portfolio transfers and acquisitions	4	5
Foreign exchange rate movements	(2)	(5)
Other movements	3	—
Carrying amount at 31 December	307	332

Notes to the consolidated financial statements continued

40 — Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2009 to 2010, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2010 £m	Effect on profit 2009 £m	Effect on profit 2008 £m
Assumptions
Long-term insurance business
Interest rates	(796)	(363)	(521)
Expenses	(1)	69	24
Persistency rates	2	—	2
Mortality for assurance contracts	71	11	44
Mortality for annuity contracts	(637)	6	26
Tax and other assumptions	167	(49)	93
Investment contracts
Interest rates	1	20	(75)
Expenses	1	40	(27)
Persistency rates	(21)	—	2
Tax and other assumptions	(3)	(89)	36
General insurance and health business
Change in loss ratio assumptions	(4)	(2)	(1)
Change in discount rate assumptions	(61)	57	(94)
Change in expense ratio and other assumptions	38	(21)	—
Total	(1,243)	(321)	(491)

The impact of interest rates for long-term business relates primarily to the UK driven by the reduction in interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.

The impact of mortality for annuity contracts relates to the exceptional strengthening in the Netherlands, following the publication of new mortality tables, and to smaller changes in the UK. Other assumptions relate mainly to the move to realistic reserving in Ireland, which reduced insurance liabilities, and changes in the UK.

41 — Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the year.

The following movements have occurred in the year:

	2010 £m	2009 £m
Carrying amount at 1 January	3,866	2,325
Change in participating contract assets	(444)	(1,314)
Change in participating contract liabilities	169	3,836
Effect of special bonus to with-profit policyholders (see note 42a)	(58)	(69)
Effect of reattribution of inherited estate (see note 42b)	—	(881)
Other movements	4	(25)
Change in liability recognised as an expense	(329)	1,547
Effect of portfolio transfers, acquisitions and disposals	(3)	(4)
Movement in respect of change in pension scheme deficit (note 45c(i))	18	(24)
Foreign exchange rate movements	(61)	43
Other movements	(63)	(21)
Carrying amount at 31 December	3,428	3,866

In Italy and Spain, the UDS balances were £435 million negative in total at 31 December 2010 (2009: Italy £92 million negative) because of an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balance is considered to be recoverable from margins in the existing participating business liabilities.

Notes to the consolidated financial statements continued

42 — Special bonus and reattribution of the inherited estate

This note describes the special distribution and reattribution of the inherited estate in our UK Life business.

(a) Special bonus declared by UK Life business

On 5 February 2008, the Group’s UK long-term business operation, Norwich Union Life, announced a one-off, special bonus worth an estimated £2.3 billion, benefiting around 1.1 million with-profit policyholders in its CGNU Life and CULAC with-profit funds. The bonus has been used to enhance policy values by around 10% in total, in three instalments, with the qualifying dates being 1 January 2008, 1 January 2009 and 1 January 2010. In accordance with the way the funds are managed, the bonus distribution has been split on a 90/10 basis between policyholders and shareholders. £2,127 million was set aside for policyholders on 1 January 2008 and has been allocated over the three years. Similarly, shareholders were expected to receive £236 million over the three-year period.

As explained in accounting policies F and K, the Group’s insurance and participating investment contract liabilities are measured in accordance with IFRS 4, Insurance Contracts, and FRS 27, Life Assurance. The latter requires liabilities for with-profit funds falling within the scope of the UK’s Financial Services Authority’s capital regime to be determined in accordance with this regime, adjusted to remove the shareholders’ share of future bonuses. This required us to recognise planned discretionary bonuses within policyholder liabilities at 31 December 2007, even if there was no constructive obligation at the time. As a result of the announcement made above, a transfer of £2,127 million was made in 2007 from the UDS in order to increase insurance liabilities by £1,728 million and participating investment contract liabilities by £399 million. Of the original £236 million due to shareholders, £58 million has been transferred from the UDS in 2010 (2009: £69 million).

(b) Impact of the reattribution of the inherited estate

On 1 October 2009, a reorganisation of the with-profit funds of CGNU Life Assurance Limited (CGNU) and Commercial Union Life Assurance Company Limited (CULAC) was approved by the Board and became effective. The reorganisation was achieved through a reattribution to shareholders of the inherited estates of these funds. As part of the reorganisation the two funds were merged and transferred to Aviva Life & Pensions UK Limited (UKLAP).

Within UKLAP, two new with-profit sub-funds were created. Policies of non-electing policyholders were transferred to the Old With-Profit Sub-Fund (OWPSF). The inherited estate has not been reattributed and remains in the OWPSF.

Where policyholders elected to accept the reattribution, their policies were transferred to the New With-Profit Sub-Fund (NWPSF). The inherited estate, totalling £1,105 million at 1 October 2009, was reattributed to a separate long-term fund called the Non-Profit Sub-Fund 1(NPSF1), in which 100% of the surplus is attributable to shareholders.

On the effective date of 1 October 2009, the unallocated divisible surplus of NWPSF was released as it has been allocated to shareholders. The reorganisation scheme has imposed certain restrictions around release of the assets allocated to shareholders as a result of this transaction, to ensure that sufficient protection for with-profit policyholder benefits is maintained.

The initial impact of the reorganisation on profit before tax in 2009 was £202 million.

Notes to the consolidated financial statements continued

43 — Tax assets and liabilities

This note analyses the tax assets and liabilities that appear in the statement of financial position, and explains the movements in these balances in the year.

(a) Current tax

Current tax assets recoverable and liabilities payable in more than one year are £76 million and £246 million (2009: £254 million and £49 million).

The taxation of foreign profits and worldwide debt cap rules were enacted in the Finance Act 2009. Under the foreign profits rules, a dividend exemption was introduced which largely exempts dividends received on or after 1 July 2009 from UK corporation tax. The Group has applied this legislation in arriving at its UK tax results for 2009 and 2010. The worldwide debt cap rules do not apply to Aviva plc in the period ended 31 December 2010 because the Group is a qualifying financial services group in the period.

(b) Deferred tax

(i) The balances at 31 December comprise:

	2010 £m	2009 £m
Deferred tax assets	288	218
Deferred tax liabilities	(1,758)	(1,038)
Net deferred tax liability	(1,470)	(820)

(ii) The net deferred tax liability arises on the following items:

	2010 £m	2009 £m
Long-term business technical provisions and other insurance items	1,051	1,290
Deferred acquisition costs	(678)	(662)
Unrealised gains on investments	(1,465)	(915)
Pensions and other post-retirement obligations	91	100
Unused losses and tax credits	713	824
Subsidiaries, associates and joint ventures	(9)	(7)
Intangibles and additional value of in-force long-term business	(656)	(766)
Provisions and other temporary differences	(517)	(684)
Net deferred tax liability	(1,470)	(820)

(iii) The movement in the net deferred tax liability was as follows:

	2010 £m	2009 £m
Net liability at 1 January	(820)	(421)
Acquisition and disposal of subsidiaries	(44)	(22)
Amounts charged to profit (note 10a)	(398)	(254)
Amounts charged to other comprehensive income (note 10b)	(146)	(196)
Exchange differences	7	37
Other movements	(69)	36
Net liability at 31 December	(1,470)	(820)

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is convincing evidence that future profits will be available. Where this is the case, the directors have relied on business plans supporting future profits.

The Group has unrecognised tax losses and other temporary differences of £2,150million (2009: £2,975 million) to carry forward against future taxable income of the necessary category in the companies concerned. Of these, trading losses of £185 million will expire within the next 15 years. The remaining losses have no expiry date.

In addition, the Group has unrecognised capital losses of £384 million (2009: £462 million). Of these, £35 million will expire within the next 15 years. The remaining capital losses have no expiry date.

Deferred tax liabilities have not been established for temporary differences in respect of unremitted overseas retained earnings of £140 million (2009: £144 million) associated with investments in subsidiaries and interests in joint ventures and associates because the Group can control the timing of the reversal of these differences and it is probable that they will not reverse in the foreseeable future. The temporary differences represent the unremitted earnings of those overseas subsidiaries in respect of which a tax liability may still arise on remittance of those earnings to the UK, principally as a result of overseas withholding taxes on dividends.

Notes to the consolidated financial statements continued

44 — Provisions

This note details the non-insurance provisions that the Group holds, and shows the movements in these during the year.

(a) Carrying amounts

	2010 £m	2009 £m
Deficits in the main staff pension schemes (note 45e(vii))	527	1,707
Other obligations to main staff pension schemes – insurance policies issued by Group companies (note 45e(vii))	1,445	1,351
Total IAS 19 obligations to main staff pension schemes	1,972	3,058
Deficits in other staff pension schemes	129	125
Total IAS 19 obligations to staff pension schemes	2,101	3,183
Restructuring provisions	152	198
Other provisions	690	599
Total	2,943	3,980

Other provisions comprise many small provisions throughout the Group for obligations such as costs of compensation, litigation, staff entitlements and reorganisation.

Of the total, £2,245 million (2009: £3,375 million) is expected to be settled more than one year after the statement of financial position date.

(b) Movements on restructuring and other provisions

	2010
	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	198	599	797
Additional provisions	129	281	410
Unused amounts reversed	(6)	(74)	(80)
Change in the discounted amount arising from passage of time	—	6	6
Charge to income statement	123	213	336
Utilised during the year	(160)	(119)	(279)
Acquisition of subsidiaries	—	2	2
Foreign exchange rate movements	(9)	(5)	(14)
At 31 December	152	690	842

	2009
	Restructuring provisions £m	Other provisions £m	Total £m
At 1 January	253	591	844
Additional provisions	348	336	684
Unused amounts reversed	(13)	(23)	(36)
Change in the discounted amount arising from passage of time	(7)	(23)	(30)
Charge to income statement	328	290	618
Utilised during the year	(370)	(239)	(609)
Acquisition of subsidiaries	—	(32)	(32)
Foreign exchange rate movements	(13)	(11)	(24)
At 31 December	198	599	797

Notes to the consolidated financial statements continued

45 — Pension obligations

This note describes the Group’s pension arrangements for its employees and explains how our obligations to these schemes are calculated.

(a) Introduction

The Group operates a large number of defined benefit and defined contribution pension schemes around the world. The only material defined benefit schemes are in the UK, the Netherlands, Canada and Ireland and, of these, the main UK scheme is by far the largest. This note gives full IAS 19 disclosures for these schemes whilst the smaller ones, while still measured under IAS 19, are included as one total within Provisions (see note 44). Similarly, while the charges to the income statement for the main schemes are shown in section (e)(iv) below, the total charges for all pension schemes are disclosed in section (d) below.

The assets of the main UK, Irish and Canadian schemes are held in separate trustee-administered funds to meet long-term pension liabilities to past and present employees. In the Netherlands, the main scheme is held in a separate foundation which invests in the life funds of the Group. In all schemes, the appointment of trustees of the funds is determined by their trust documentation, and they are required to act in the best interests of the schemes’ beneficiaries. The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes.

A full actuarial valuation of each of the defined benefit schemes is carried out at least every three years for the benefit of scheme trustees and members. Actuarial reports have been submitted for each scheme within this period, using appropriate methods for the respective countries on local funding bases.

(b) Membership

The number of scheme members at 31 December 2010 was as follows:

	United Kingdom		Discontinued operations
	2010 Number	2009 Number	2010 Number	2009 Number
Active members	7,261	8,164	4,453	4,637
Deferred members	52,833	53,221	6,090	6,155
Pensioners	29,754	28,878	3,152	3,119
Total members	89,848	90,263	13,695	13,911

	Canada		Ireland
	2010 Number	2009 Number	2010 Number	2009 Number
Active members	732	816	1,082	1,143
Deferred members	578	558	933	877
Pensioners	1,288	1,291	683	684
Total members	2,598	2,665	2,698	2,704

(c) UK schemes

In the UK, the Group operates two main pension schemes, the Aviva Staff Pension Scheme (ASPS) and the smaller RAC (2003) Pension Scheme. New entrants join the defined contribution section of the ASPS, as the defined benefit section is closed. This scheme is operated by a trustee company, with 11 trustee directors, comprising representatives of the employers, staff, pensioners and an independent trustee (referred to below as the trustees).

On 20 October 2010, following formal consultation, the Group confirmed its decision to close the final salary sections of both UK schemes with effect from 1 April 2011, with entry into the defined contribution sections being offered to the staff members affected. The consequential reduction in the liabilities of both schemes, arising from projecting forward salaries using estimates of inflation rather than salary inflation, is £320 million. Additional contributions to affected members’ defined contribution accounts and implementation costs have resulted in an overall gain on closure of £286 million, which is considered a profit arising in 2010. Closure of the schemes removes the volatility associated with adding future accrual for active members and will also lead to lower service costs and their expected cash funding from 2011 onwards.

Notes to the consolidated financial statements continued

45 — Pension obligations continued

(i) Defined benefit section of the ASPS

The Company works closely with the trustees who are required to consult it on the funding of the scheme and its investment strategy. Following each actuarial valuation, the Company and the trustees agree the level of contributions needed and funding levels are then monitored on an annual basis.

At 31 March 2009, the date of the last actuarial valuation, this section of the scheme had an excess of obligations over available assets, on a funding basis, which uses more prudent assumptions than are required for reporting under IAS 19, of £3.0 billion. As a result of that valuation, the Company and the trustees have agreed a long-term funding plan where contributions, together with anticipated growth in scheme investments, are expected to eliminate the funding deficit over time. Under this agreement, deficit funding payments of £378 million were made in 2010, and are expected to be £136 million in 2011. Partly as a result of the higher funding payments and the impact on scheme liabilities of the scheme closures described above, the funding deficit is estimated to have fallen to £1.3 billion at 31 December 2010.

The employing companies’ contributions to the defined benefit section of the ASPS throughout 2010 were 48% of employees’ pensionable salaries, together with the cost of redundancies during the year and the additional deficit funding described above, together totalling £501 million. Until 31 March 2011, the employers’ contribution rate for 2011 has been maintained as 48% of pensionable salaries, with expected service funding contributions for that period falling to £25 million. Active members of this section of the ASPS contributed between 5% and 7.5% of their pensionable salaries during 2010.

In 2006, the Group’s UK life business carried out an investigation into the allocation of costs in respect of funding the ASPS, to identify the deficit that arose in respect of accruals prior to the introduction of the current management services agreements (MSAs) and to propose a split between individual product companies based on an allocation of the deficit into pre- and post-MSA amounts. The results of this review were agreed by the relevant company boards and accepted by the UK regulator. Consequently, with effect from 1 January 2006, the Company’s UK with-profit product companies have been liable for a share of the additional payments for deficit funding referred to above up to a total of £130 million. This has resulted in movements between the unallocated divisible surplus (UDS) and retained earnings via the statement of comprehensive income of (£18) million in 2010 (2009: £24 million) to reflect changes in the amount recoverable from the with-profit product companies.

(ii) Defined contribution (money purchase) section of the ASPS

The trustees have responsibility for selecting a range of suitable funds in which the members can choose to invest and for monitoring the performance of the available investment funds. Members are responsible for reviewing the level of contributions they pay and the choice of investment fund to ensure these are appropriate to their attitude to risk and their retirement plans. Members of this section contribute at least 1% of their pensionable salaries and, depending on the percentage chosen, the Company contributes up to a maximum 14%, together with the cost of the death-in-service benefits. These contribution rates are unchanged for 2011.

(d) Credit/charges to the income statement

The total pension (credit)/costs of all the Group’s defined benefit and defined contribution schemes were:

	2010 £m	2009 £m	2008 £m
UK defined benefit schemes	(227)	84	115
Overseas defined benefit schemes	8	2	26
Total defined benefit schemes (note 8b)	(219)	86	141
UK defined contribution schemes	53	53	46
Overseas defined contribution schemes	17	20	19
Total defined contribution schemes (note 8b)	70	73	65
Total (credit)/charge for pension schemes continuing operations	(149)	159	206
Total (credit)/charge for pension schemes discontinued operations	44	101	34
Total (credit)/charge for pension schemes	(105)	260	240

The credit for the defined benefit schemes arises from the £286 million gain on the closure of the UK scheme to future accrual, described in section (c) above. There were no significant contributions outstanding or prepaid as at either 31 December 2008, 2009 or 2010.

(e) IAS 19 disclosures

Disclosures under IAS 19 for the material defined benefit schemes in the UK, the Netherlands, Canada and Ireland are given below. Where schemes provide both defined benefit and defined contribution pensions, the assets and liabilities shown exclude those relating to defined contribution pensions. Total employer contributions for these schemes in 2011, including the ASPS deficit funding, are expected to be £285 million.

Notes to the consolidated financial statements continued

45 — Pension obligations continued

(i) Assumptions on scheme liabilities

The projected unit credit method

The inherent uncertainties affecting the measurement of scheme liabilities require these to be measured on an actuarial basis.
This involves discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit credit method. This is an accrued benefits valuation method which calculates the past service liability to members and makes allowance for their projected future earnings. It is based on a number of actuarial assumptions, which vary according to the economic conditions of the countries in which the relevant businesses are situated, and changes in these assumptions can materially affect the measurement of the pension obligations.

Alternative measurement methods

There are alternative methods of measuring liabilities, for example by calculating an accumulated benefit obligation (the present value of benefits for service already rendered but with no allowance for future salary increases) or on a solvency basis, using the cost of securing the benefits at a particular date with an insurance company or one of the growing market of alternative buy-out providers. This could take the form of a buy-out, in which the entire liability will be settled in one payment with all obligations transferred to an insurance company or buy-out provider, or a buy-in, in which annuities or other insurance products are purchased to cover a part or all of the liability. A valuation of the liabilities in either of these cases will almost always result in a higher estimate of the pension deficit than under an ongoing approach, as they assume that the sponsor immediately transfers the majority, if not all, of the risk to another provider who would be seeking to make a profit on the transaction. However, there are only a limited number of organisations that would be able to offer these options for schemes of the size of those in our Group. The full buy-out cost would only be known if quotes were obtained from such organisations but, to illustrate the cost of a buy-out valuation, an estimate for the main UK scheme is that the year-end liabilities of £7.9 billion could be valued some £4.1 billion higher, at £12.0 billion.

There is a small buy-out market in Ireland, largely restricted to pensions currently in payment and it is not clear whether current capacity would enable an immediate buy-out of our Irish pension liabilities at present. The Canadian defined benefit plan’s liabilities represent the likely limit on what the Canadian group annuity market could absorb at normal competitive group annuity prices if the entire plan were subject to a buy-out valuation. There is in fact a reasonably high chance that only a portion of the plan’s liabilities could be absorbed in one tranche.

IAS 19 requires us to use the projected unit credit method to measure our pension scheme liabilities. Neither of the alternative methods is considered appropriate in presenting fairly the Group’s obligations to the members of its pension schemes on an ongoing basis, so they are not considered further.

Valuations and assumptions

The valuations used for accounting under IAS 19 have been based on the most recent full actuarial valuations, updated to take account of that standard’s requirements in order to assess the liabilities of the material schemes at 31 December 2010. Scheme assets are stated at their fair values at 31 December 2010.

The main actuarial assumptions used to calculate scheme liabilities under IAS 19 are:

	UK		Netherlands
	2010	2009	2010		2009
Inflation rate	3.5%	3.6%	1.9%		2.1%
General salary increases	5.3%	5.4%	2.9	%*	3.1	%*
Pension increases	3.5%	3.6%	1.9	%**	2.1%/1.9	%**
Deferred pension increases	3.5%	3.6%	1.9	%**	2.1%/1.9	%**
Discount rate	5.5%	5.7%	5.1%		5.2%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds

*   Age-related scale increases plus 2.9% (2009: 3.1%).

** 2.1% until 2011 and expected return less 3% thereafter (2009: 2.1% until 2011 and 1.9% thereafter) .

	Canada		Ireland
	2010	2009	2010	2009
Inflation rate	2.5%	2.5%	2.0%	2.0%
General salary increases	3.75%	3.75%	3.5%	3.5%
Pension increases	1.25%	1.25%	2.0%	2.0%
Deferred pension increases	—	—	2.0%	2.0%
Discount rate	5.0%	5.5%	5.6%	5.5%
Basis of discount rate	AA-rated corporate bonds		AA-rated corporate bonds

The discount rate and pension increase rate are the two assumptions that have the largest impact on the value of the liabilities, with the difference between them being known as the net discount rate. For each country, the discount rate is based on current average yields of high-quality debt instruments taking account of the maturities of the defined benefit obligations. A 1% increase in this rate (and therefore the net discount rate) would reduce the liabilities by £1.6 billion and the service cost for the year by £36 million. It would also reduce the interest cost on those liabilities by £2 million.

Mortality assumptions

Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit schemes, particularly given the maturity of these obligations in the material schemes. The assumptions used are summarised in the table below and have been selected to reflect the characteristics and experience of the membership of these schemes.

Notes to the consolidated financial statements continued

45 — Pension obligations continued

The mortality tables, average life expectancy and pension duration used at 31 December 2010 for scheme members are as follows:

		Life expectancy/(pension duration) at NRA of a male			Life expectancy/(pension duration) at NRA of a female
Mortality table		Normal retirement age (NRA)	Currently aged NRA	20 years younger than NRA	Currently aged NRA	20 years younger than NRA
UK – ASPS	Club Vita pooled experience, including an allowance for future improvements	60	89.6	92.8	89.7	91.9
			(29.6)	(32.8)	(29.7)	(31.9)

– RAC	SAPS series 1, including allowances for future improvement	65	87.6	90.6	89.7	91.7
			(22.6)	(25.6)	(24.7)	(26.7)

Netherlands	CBS 2010, adjusted for experience and allowance for future improvements	65	85.5	86.9	87.5	88.7
			(20.5)	(21.9)	(22.5)	(23.7)

Canada	UP1994 projected to 2020, using Projection Scale AA	65	84.4	84.8	86.8	86.8
			(19.4)	(19.8)	(21.8)	(21.8)

Ireland	94% PNA00 with allowance for future improvements	61	86.5	89.5	89.3	92.3
			(25.5)	(28.5)	(28.3)	(31.3)

The assumptions above are based on commonly used mortality tables and, in the UK, have been changed to those used by both schemes’ trustees in the most recent full actuarial valuations. The new tables make allowance for observed variations in such factors as age, gender, pension amount, salary and postcode-based lifestyle group, and have been adjusted to reflect recent research into mortality experience. However, the extent of future improvements in longevity is subject to considerable uncertainty and judgement is required in setting this assumption. In the UK schemes, which are by far the most material to the Group, the assumptions include an allowance for future mortality improvement, based on the actuarial profession’s long and medium cohort projection tables (for the ASPS and RAC schemes respectively) and incorporating underpins to the rate of future improvement equal to 1.5% pa for males and 1.0% pa for females. The effect of assuming all members were one year younger would increase the above schemes’ liabilities by £240 million and the service cost for the year by £3 million.

The discounted scheme liabilities have an average duration of 18 years in the UK schemes and between 12 and 19 years in the overseas schemes. The undiscounted benefits payable from the main UK defined benefit scheme are expected to be as shown in the chart below:

(ii) Assumptions on scheme assets

The expected rates of return on the schemes’ assets are:

	UK		Netherlands		Canada		Ireland
	2011	2010	2011	2010	2011	2010	2011	2010
Equities	7.2%	7.8%	6.2%	6.8%	7.0%	7.6%	6.9%	7.2%
Bonds	4.4%	4.8%	3.6%	4.3%	3.2%	3.5%	2.7%	4.5%
Property	5.7%	6.3%	2.9%	5.2%	n/a	n/a	5.4%	5.7%
Cash	0.6%	0.9%	n/a	n/a	n/a	n/a	2.7%	2.9%

The overall rates of return are based on the expected returns within each asset category and on current asset allocations. The expected returns for equities and properties are aligned with the rates used for the longer-term investment return assumptions, other than in the Netherlands, where they have been developed in conjunction with external advisers due to the characteristics of the scheme. The figures for the total expected return on scheme assets in the following section are stated after deducting investment expenses.

Notes to the consolidated financial statements continued

45 — Pension obligations continued

(iii) Investments in Group-managed funds and insurance policies

Plan assets include investments in Group-managed funds in the consolidated statement of financial position of £116 million (2009: £101 million) in the UK scheme, and insurance policies with other Group companies of £160 million and £1,445 million (2009: £157 million and £1,351 million) in the UK and Dutch schemes respectively. The Dutch insurance policies are considered non-transferable under the terms of IAS 19 and so have been treated as other obligations to staff pension schemes within provisions (see note 44).

The treatment in the relevant parts of the financial statements is as follows:

Plan assets — The treatment of these funds and policies in the consolidated statement of financial position is described above.

Expected rates of return — Where the relevant insurance policies are in segregated funds with specific asset allocations, their expected rates of return are included in the appropriate line in the table in section (ii) above.

Pension expense — To avoid double-counting of investment income on scheme assets and the assets backing the underlying policies, adjustments have been made to the former in the tables in section (iv) below.

(iv) Pension expense

As noted above, plan assets in the UK and Dutch schemes include insurance policies with other Group companies. To avoid double-counting of investment income on scheme assets and the assets backing the underlying policies, adjustments have been made to the former as shown in the tables below.

The total pension expense for these schemes comprises:

Recognised in the income statement

	2010 £m	2009 £m	2008 £m
Continuing operations
Current service cost	(126)	(106)	(129)
Past service cost	(10)	(25)	(1)
Gains on curtailments	347	36	(3)
Gains on settlements	—	11	—
Total pension credit/(cost) from continuing operations	211	(84)	(133)
Total pension credit/(cost) from discontinued operations	(34)	(23)	(33)
Total pension credit/(cost) charged to net operating expenses	177	(107)	(166)
Expected return on scheme assets	457	408	642
Interest charge on scheme liabilities	(584)	(518)	(523)
Charge to finance costs from continuing operations	(127)	(110)	119
Charge to finance costs from discontinued operations	(68)	(73)	(62)
Total (charge)/credit to finance costs	(195)	(183)	57
Total credit/(charge) to income arising from continuing operations	84	(194)	(14)
Total charge to income arising from discontinued operations	(102)	(96)	(95)
Total charge to income	(18)	(290)	(109)

The gains on curtailments principally arise from closure of the UK schemes to future accrual, described in section (c) above.

Notes to the consolidated financial statements continued

45 — Pension obligations continued

Recognised in the statement of comprehensive income

	2010 £m	2009 £m	2008 £m
Continuing operations
Expected return on scheme assets	(457)	(408)	(642)
Actual return on these assets	1,001	951	(1,253)
Actuarial gains/(losses) on scheme assets	544	543	(1,895)
Experience gains arising on scheme liabilities	382	67	93
Changes in assumptions underlying the present value of the scheme liabilities	152	(1,739)	845
Actuarial gains/(losses) from continuing operations	1,078	(1,129)	(957)
Actuarial gains/(losses) from discontinued operations	(79)	(11)	28
Total actuarial gains/(losses) recognised in other comprehensive income	999	(1,140)	(929)

Attributable to equity shareholders of Aviva plc	1,033	(1,140)	(929)
Attributable to non-controlling interests	(34)	—	—
	999	(1,140)	(929)

The gain arising from changes in assumptions in 2010 reflects the impact of lower discount rates for liabilities across all but the Irish schemes, together with the impact of changes in mortality assumptions in the UK and Dutch schemes, and changes in the revaluation rate for certain benefits in deferment in the UK schemes as a result of recent government legislation.

The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since
1 January 2004 (the date of transition to IFRS) is a loss of £1,231 million at 31 December 2010 (2009: cumulative loss of
£2,230 million; 2008: cumulative loss of £1,090 million).

(v) Experience gains and losses

The following disclosures of experience gains and losses give a five-year history. Scheme assets exclude insurance policies with Group companies and income on the assets underlying them.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Fair value of scheme assets at the end of the year	9,971	8,754	7,936	8,814	8,137
Present value of scheme liabilities at the end of the year	(11,419)	(11,812)	(9,951)	(10,017)	(10,196)
Net deficits in the schemes	(1,448)	(3,058)	(2,015)	(1,203)	(2,059)
Difference between the expected and actual return on scheme assets
Amount of gains/(losses)	547	561	(1,893)	(138)	251
Percentage of the scheme assets at the end of the year	5.5%	6.4%	23.8%	1.6%	3.1%
Experience gains/(losses) on scheme liabilities (excluding changes in assumptions)
Amount of gains/(losses)	450	77	105	(80)	63
Percentage of the present value of scheme liabilities	3.9%	0.7%	1.1%	0.8%	0.6%

(vi) Risk management and asset allocation strategy

As noted above, the long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme’s assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.

Notes to the consolidated financial statements continued

45 — Pension obligations continued

Main UK scheme

Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme’s surplus or deficit of assets compared with its liabilities.

The principal asset risks to which the scheme is exposed are:

•                  Equity market risk — the effect of equity market falls on the value of plan assets.

•                  Inflation risk — the effect of inflation rising faster than expected on the value of the plan liabilities.

•                  Interest rate risk — falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.

There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.

In 2010, there has been a reduction in the proportion of assets invested in equities, thereby mitigating the equity risk above. In addition, the trustees have taken further measures to partially mitigate inflation and interest rate risks.

Other schemes

The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

(vii) Recognition in the statement of financial position

The assets and liabilities of the schemes, attributable to defined benefit members, including investments in Group insurance policies (see footnote below), at 31 December 2010 were:

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2010 £m
Equities	2,435	244	54	50	2,783
Bonds	5,533	1,061	150	202	6,946
Property	558	81	—	17	656
Other	835	66	12	118	1,031
Total fair value of assets	9,361	1,452	216	387	11,416
Present value of scheme liabilities	(9,044)	(1,462)	(362)	(551)	(11,419)
Net surplus/(deficits) in the schemes	317	(10)	(146)	(164)	(3)
Surplus included in other assets (note 24a)	524	—	—	—	524
Deficits included in provisions (note 44a)	(207)	(10)	(146)	(164)	(527)
	317	(10)	(146)	(164)	(3)

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2009 £m
Equities	2,285	258	78	28	2,649
Bonds	4,619	992	110	231	5,952
Property	403	92	—	18	513
Other	835	16	10	130	991
Total fair value of assets	8,142	1,358	198	407	10,105
Present value of scheme liabilities	(9,554)	(1,372)	(308)	(578)	(11,812)
Deficits in the schemes included in provisions (note 44)	(1,412)	(14)	(110)	(171)	(1,707)

Other assets comprise cash at bank, derivative financial instruments, receivables and payables.

Plan assets in the table above include investments in Group-managed funds and insurance policies, as described in section (iii) above. Where the investment and insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate line in the table above, otherwise they appear in ‘Other’. The Dutch insurance policies of £1,445 million (2009: £1,351 million) are considered non-transferable under the terms of IAS 19 and so have been treated as other obligations to staff pension schemes within provisions (see note 44).

The total IAS 19 obligations and strict IAS 19 assets (i.e. excluding the non-transferable insurance policies) of the schemes give a net deficit of £1,448 million (2009: £3,058 million), as shown in the following tables.

Notes to the consolidated financial statements continued

45 — Pension obligations continued

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2010 £m
Equities	2,435	—	54	50	2,539
Bonds	5,533	—	150	202	5,885
Property	558	—	—	17	575
Other	835	7	12	118	972
Total fair value of assets	9,361	7	216	387	9,971
Present value of scheme liabilities	(9,044)	(1,462)	(362)	(551)	(11,419)
Net surplus/(deficits) in the schemes	317	(1,455)	(146)	(164)	(1,448)
Surplus included in other assets (note 24a)	524	—	—	—	524
Deficits included in provisions (note 44a)	(207)	(1,455)	(146)	(164)	(1,972)
	317	(1,455)	(146)	(164)	(1,448)

	UK	Netherlands	Canada	Ireland	Total
	£m	£m	£m	£m	2009 £m
Equities	2,285	—	78	28	2,391
Bonds	4,619	—	110	231	4,960
Property	403	—	—	18	421
Other	835	7	10	130	982
Total fair value of assets	8,142	7	198	407	8,754
Present value of scheme liabilities	(9,554)	(1,372)	(308)	(578)	(11,812)
Deficits in the schemes included in provisions (note 44)	(1,412)	(1,365)	(110)	(171)	(3,058)

The present value of unfunded post-retirement benefit obligations included in the totals in both sets of tables above is £130 million (2009: £118 million).

(viii) Movements in the scheme deficits and surpluses

Movements in the pension schemes’ deficits and surpluses comprise:

	2010
	Scheme assets £m	Scheme liabilities £m	Pension scheme deficits £m	Adjust for Group insurance policies £m	IAS 19 pensions deficits £m
Deficits in the schemes at 1 January	10,105	(11,812)	(1,707)	(1,351)	(3,058)
Employer contributions	579	—	579	(34)	545
Employee contributions	15	(15)	—	(9)	(9)
Benefits paid	(385)	385	—	47	47
Current and past service cost (see (iv) above)	—	(170)	(170)	—	(170)
Gains on curtailments and settlements (see (iv) above)	(1)	348	347	—	347
Credit/(charge) to finance costs (see (iv) above)	522	(652)	(130)	(65)	(195)
Actuarial gains/(losses) (see (iv) above)	623	456	1,079	(80)	999
Transfers	1	2	3	(1)	2
Exchange rate movements on foreign plans	(43)	39	(4)	48	44
Net deficits in the schemes at 31 December	11,416	(11,419)	(3)	(1,445)	(1,448)

	2009
	Scheme assets £m	Scheme liabilities £m	Pension scheme deficits £m	Adjust for Group insurance policies £m	IAS 19 pensions deficits £m
Deficits in the schemes at 1 January	9,338	(9,951)	(613)	(1,402)	(2,015)
Employer contributions	294	—	294	(62)	232
Employee contributions	18	(18)	—	(8)	(8)
Benefits paid	(392)	392	—	46	46
Current and past service cost (see (iv) above)	—	(156)	(156)	—	(156)
Gains/(losses) on curtailments (see (iv) above)	(19)	68	49	—	49
Credit/(charge) to finance costs (see (iv) above)	466	(591)	(125)	(58)	(183)
Actuarial gains/(losses) (see (iv) above)	543	(1,701)	(1,158)	18	(1,140)
Transfers	(1)	1	—	2	2
Exchange rate movements on foreign plans	(142)	144	2	113	115
Deficits in the schemes at 31 December	10,105	(11,812)	(1,707)	(1,351)	(3,058)

The fall in the pension schemes’ net deficits during 2010 is mainly attributable to additional employer contributions and curtailment gains in the UK schemes, increases in investment values and experience gains on scheme liabilities.

Notes to the consolidated financial statements continued

46 — Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings

Total borrowings comprise:

	2010 £m	2009 £m
Core structural borrowings, at amortised cost	6,066	5,489
Operational borrowings, at amortised cost	4,193	4,404
Operational borrowings, at fair value	4,690	5,107
	8,883	9,511
Total	14,949	15,000

(b) Core structural borrowings

(i) The carrying amounts of these borrowings are:

	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	2010 Total £m	Upper Tier 2 £m	Lower Tier 2 £m	Senior £m	2009 Total £m
Subordinated debt
6.125% £700 million subordinated notes 2036	—	690	—	690	—	690	—	690
5.750% €800 million subordinated notes 2021	—	685	—	685	—	710	—	710
5.250% €650 million subordinated notes 2023	—	521	—	521	—	539	—	539
5.700% €500 million undated subordinated notes	426	—	—	426	441	—	—	441
6.125% £800 million undated subordinated notes	791	—	—	791	791	—	—	791
Floating rate US$300 million subordinated notes 2017	—	192	—	192	—	186	—	186
6.875% £400 million subordinated notes 2058	—	398	—	398	—	395	—	395
6.875% £200 million subordinated notes 2058	—	199	—	199	—	199	—	199
6.875% €500 million subordinated notes 2038	—	427	—	427	—	442	—	442
10.6726% £200 million subordinated notes 2019	—	200	—	200	—	200	—	200
10.464% €50 million subordinated notes 2019	—	43	—	43	—	44	—	44
	1,217	3,355	—	4,572	1,232	3,405	—	4,637
Debenture loans
9.5% guaranteed bonds 2016	—	—	199	199	—	—	199	199
4.25% senior bonds 2017 issued by Delta Lloyd N.V.	—	—	489	489	—	—	—	—
2.5% subordinated perpetual loan notes	—	151	—	151	—	157	—	157
Other loans	—	—	12	12	—	—	13	13
	—	151	700	851	—	157	212	369
Commercial paper	—	—	643	643	—	—	483	483
Total	1,217	3,506	1,343	6,066	1,232	3,562	695	5,489

The classifications between Upper Tier 2, Lower Tier 2 and Senior debt shown above are as defined by the Financial Services Authority in GENPRU Annex 1 ‘Capital Resources’.

Subordinated debt is stated net of notes held by Group companies of £34 million (2009: £35 million). All the above borrowings are stated at amortised cost.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

	2010			2009
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Within 1 year	655	512	1,167	483	344	827
1 to 5 years	—	1,783	1,783	13	1,455	1,468
5 to 10 years	1,128	2,090	3,218	1,074	1,736	2,810
10 to 15 years	1,243	1,788	3,031	1,289	1,440	2,729
Over 15 years	3,382	6,244	9,626	2,985	2,340	5,325
Total contractual undiscounted cash flows	6,408	12,417	18,825	5,844	7,315	13,159

Borrowings are considered current if the contractual maturity dates are within a year. Where subordinated debt is undated or loan notes are perpetual, the interest payments have not been included beyond 15 years. Annual interest payments for these borrowings are £84 million (2009: £86 million).

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

Notes to the consolidated financial statements continued

46 — Borrowings continued

(c) Operational borrowings

(i) The carrying amounts of these borrowings are:

	2010 £m	2009 £m
Amounts owed to credit institutions
Bank loans	2,550	2,182
Securitised mortgage loan notes
UK lifetime mortgage business	1,288	1,444
Dutch domestic mortgage business	5,045	5,885
	6,333	7,329
Total	8,883	9,511

All the above borrowings are stated at amortised cost, except for the loan notes issued in connection with the UK lifetime mortgage business of £1,288 million (2009: £1,444 million) and £3,402 million (2009: £3,664 million) of the loan notes issued in connection with the Dutch domestic mortgage business, which are carried at fair value. There is an active market for some of the Dutch securitised mortgage loan notes, amounting to £2,305 million (2009: £nil), and therefore fair values for these notes are based on market quoted prices, warranting a fair value hierarchy classification of ‘Level 1’. For the remaining loan notes carried at fair value, fair values are modelled on risk-adjusted cash flows for defaults discounted at a risk-free rate plus a market-determined liquidity premium, and are therefore classified as ‘Level 2’ in the fair value hierarchy. These have been designated at fair value through profit and loss in order to present the relevant mortgages, borrowings and derivative financial instruments at fair value, since they are managed as a portfolio on a fair value basis. This presentation provides more relevant information and eliminates any accounting mismatch.

The securitised mortgage loan notes are at various fixed, floating and index-linked rates. Further details about these notes are given in note 21.

(ii) The contractual maturity dates of undiscounted cash flows for these borrowings are:

	2010			2009
	Principal £m	Interest £m	Total £m	Principal £m	Interest £m	Total £m
Less than 1 year	1,560	220	1,780	324	185	509
1 to 5 years	1,157	899	2,056	769	755	1,524
5 to 10 years	266	1,084	1,350	936	825	1,761
10 to 15 years	317	956	1,273	669	754	1,423
Over 15 years	5,198	4,077	9,275	7,230	2,335	9,565
	8,498	7,236	15,734	9,928	4,854	14,782

Contractual undiscounted interest payments are calculated based on underlying fixed interest rates or prevailing market floating rates as applicable. Year-end exchange rates have been used for interest projections on loans in foreign currencies.

(d) Description and features

(i) Subordinated debt

A description of each of the subordinated notes is set out in the table below:

Notional amount	Issue date	Redemption date	Callable at par at option of the Company from	In the event the Company does not call the notes, the coupon will reset at each applicable reset date to
£700 million	14 Nov 2001	14 Nov 2036	16 Nov 2026	5 year Benchmark Gilt + 2.85%
€800 million	14 Nov 2001	14 Nov 2021	14 Nov 2011	3 month Euribor + 2.12%
€650 million	29 Sep 2003	02 Oct 2023	02 Oct 2013	3 month Euribor + 2.08%
€500 million	29 Sep 2003	Undated	29 Sep 2015	3 month Euribor + 2.35%
£800 million	29 Sep 2003	Undated	29 Sep 2022	5 year Benchmark Gilt + 2.40%
US$300 million	19 Dec 2006	19 Jun 2017	19 Jun 2012	3 month US LIBOR + 0.84%
£400 million	20 May 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
£200 million	8 Aug 2008	20 May 2058	20 May 2038	3 month LIBOR + 3.26%
€500 million	20 May 2008	22 May 2038	22 May 2018	3 month Euribor + 3.35%
£200 million	1 Apr 2009	1 Apr 2019	1 Apr 2014	3 month LIBOR + 8.10%
€50 million	30 Apr 2009	30 Apr 2019	30 Apr 2014	3 month Euribor + 8.25%

The subordinated notes were issued by the Company. They rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes. The fair value of these notes at 31 December 2010 was £4,370 million (2009: £4,372 million), calculated with reference to quoted prices.

Notes to the consolidated financial statements continued

46 — Borrowings continued

(ii) Debenture loans

The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. This discount and the issue expenses are being amortised over the full term of the bonds. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.

The 4.25% senior loan notes were issued by Delta Lloyd at a discount of £2 million in November 2010. The bonds mature in November 2017.

The 2.5% perpetual subordinated loan notes were issued by Delta Lloyd to finance the acquisition of NUTS OHRA Beheer BV in 1999. As part of the public offering of Delta Lloyd in 2009, their nominal value was increased to €497 million. However, because they are considered to be perpetual, their carrying value is lower at €177 million (2009: €177 million), calculated in 1999 and based on the future cash flows in perpetuity discounted back at a market rate of interest. The rate of interest paid on the notes has been gradually increased to a maximum of 2.76% in 2009.

Other loans totalling £12 million (2009: £13 million) comprise borrowings in the United States.

All these borrowings are at fixed rates and their fair value at 31 December 2010 was £860 million (2009: £552 million), calculated with reference to quoted prices or discounted future cash flows as appropriate.

(iii) Commercial paper

The commercial paper consists of £504 million in the Company (2009: £483 million) and £139 million in Delta Lloyd N.V. (2009: £nil) and is considered core structural funding.

All commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling, euros and US dollars. Its fair value is considered to be the same as its carrying value.

(iv) Bank loans

Bank loans comprise:

	2010 £m	2009 £m
Non-recourse
Loans to property partnerships (see (a) below)	1,098	790
Loans to Irish investment funds (see (b) below)	34	36
UK Life reassurance (see (c) below)	217	114
US	149	150
Other non-recourse loans	193	169
	1,691	1,259
Other loans (see (d) below)	859	923
	2,550	2,182

(a) As explained in accounting policy C, the UK long-term business policyholder funds have invested in a number of property limited partnerships (PLPs). The PLPs have raised external debt, secured on their respective property portfolios, and the lenders are only entitled to obtain payment of both interest and principal to the extent there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder or shareholders’ funds of any companies in the Aviva Group. Loans of £1,098 million (2009: £790 million) included in the table relate to those PLPs which have been consolidated as subsidiaries.

(b) Certain Irish policyholder investment funds and unit trusts, which have been fully consolidated in accordance with accounting policy C, have raised borrowings with external credit institutions. The borrowings are secured on the funds, with the only recourse on default being the underlying investments in these funds and unit trusts. The lenders have no recourse whatsoever to the shareholders’ funds of any companies in the Aviva Group. These loans run for a period of five years, with interest rates fixed monthly and based on a fixed margin above the euro inter-bank rate. The amount of these loans can be varied without any penalty being charged, subject to a maximum of 50% Loan to Value and a maximum facility of €40 million.

(c) The UK long-term business entered into a financial reassurance agreement with Swiss Re in 2008, under which up-front payments are received from Swiss Re in return for 90% of future surplus arising. The loan will be repaid as profits emerge on the business.

(d) Other loans include €500 million 10.44% subordinated notes due 2019, of which €400 million of the loan was issued by Delta Lloyd Levensverzekering and €100m by Delta Lloyd Schadeverzekering.

Notes to the consolidated financial statements continued

46 — Borrowings continued

(v) Securitised mortgage loan notes

Loan notes have been issued by special purpose securitisation companies in the UK and the Netherlands. Details of these securitisations are given in note 21.

For the Dutch securitised mortgage loan notes carried at amortised cost of £1,642 million (2009: £2,221 million), their fair value is £1,628 million (2009: £2,170 million), calculated based on the future cash flows discounted back at the market rate of interest.

(e) Movements during the year

Movements in borrowings during the year were:

	Core structural £m	Operational £m	Total 2010 £m
New borrowings drawn down, net of expenses	2,921	726	3,647
Repayment of borrowings	(2,274)	(613)	(2,887)
Net cash inflow	647	113	760
Foreign exchange rate movements	(77)	(801)	(878)
Borrowings acquired/(loans repaid) for non-cash consideration	—	(4)	(4)
Fair value movements	—	59	59
Amortisation of discounts and other non-cash items	1	—	1
Other movements	6	5	11
Movements in the year	577	(628)	(51)
Balance at 1 January	5,489	9,511	15,000
Balance at 31 December	6,066	8,883	14,949

Movements in borrowings during the previous year were:

	Core structural £m	Operational £m	Total 2009 £m
New borrowings drawn down, net of expenses	2,739	1,521	4,260
Repayment of borrowings	(2,546)	(1,307)	(3,853)
Net cash inflow	193	214	407
Foreign exchange rate movements	(232)	(566)	(798)
Fair value movements	—	187	187
Amortisation of discounts and other non-cash items	3	—	3
Movements in the year	(36)	(165)	(201)
Balance at 1 January	5,525	9,676	15,201
Balance at 31 December	5,489	9,511	15,000

All movements in fair value in 2009 and 2010 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions. These loan notes have external credit ratings which have not changed since the inception of the loans.

(f) Undrawn borrowings

The Group and Company have the following undrawn committed central borrowing facilities available to it, of which £750 million (2009: £1,000 million) is used to support the commercial paper programme:

	2010 £m	2009 £m
Expiring within one year	975	600
Expiring beyond one year	1,135	1,510
	2,110	2,110

Notes to the consolidated financial statements continued

47 — Payables and other financial liabilities

This note analyses our financial liabilities at the end of the year.

	2010 £m	2009 £m
Payables arising out of direct insurance	1,426	1,585
Payables arising out of reinsurance operations	571	544
Deposits and advances received from reinsurers	773	928
Bank overdrafts	760	926
Derivative liabilities (note 55)	2,382	2,099
Bank customer accounts	4,780	4,618
Bank deposits received from other banks	1,772	1,933
Amounts due to brokers for investment purchases	498	793
Obligations for repayment of collateral received (notes 22d(i) & 55c)	4,825	3,602
Obligations under stock repurchase arrangements (note 22d(ii))	853	664
Other financial liabilities	1,652	2,850
	20,292	20,542
Expected to be settled within one year	19,155	19,982
Expected to be settled in more than one year	1,137	560
	20,292	20,542

Bank overdrafts arise substantially from unpresented cheques and amount to £319 million (2009: £422 million) in long-term business operations and £441 million (2009: £504 million) in general business and other operations.

All payables and other financial liabilities are carried at cost, which approximates to fair value, except for derivative liabilities, which are carried at their fair values.

48 — Other liabilities

This note analyses our other liabilities at the end of the year.

	2010 £m	2009 £m
Deferred income	789	423
Reinsurers’ share of deferred acquisition costs	79	127
Accruals	1,896	1,623
Other liabilities	1,415	1,493
	4,179	3,666
Less: Amounts classified as held for sale	—	(13)
	4,179	3,653
Expected to be settled within one year	3,734	3,214
Expected to be settled in more than one year	445	439
	4,179	3,653

Notes to the consolidated financial statements continued

49 — Contingent liabilities and other risk factors

This note sets out the main areas of uncertainty over the calculation of our liabilities.

(a) Uncertainty over claims provisions

Note 36 gives details of the estimation techniques used by the Group to determine the general business outstanding claims provisions and of the methodology and assumptions used in determining the long-term business provisions. These approaches are designed to allow for the appropriate cost of policy-related liabilities, with a degree of prudence, to give a result within the normal range of outcomes. To the extent that the ultimate cost falls outside this range, for example where experience is worse than that assumed, or future general business claims inflation differs from that expected, there is uncertainty in respect of these liabilities.

(b) Asbestos, pollution and social environmental hazards

In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising therefrom, including claims in respect of pollution and other environmental hazards. Amongst these are claims in respect of asbestos production and handling in various jurisdictions, including Europe, Canada and Australia. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty. However, on the basis of current information having regard to the level of provisions made for general insurance claims, the directors consider that any additional costs arising are not likely to have a material impact on the financial position of the Group.

(c) Guarantees on long-term savings products

As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and fund management products. Note 38 gives details of these guarantees and options. In providing these guarantees and options, the Group’s capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options (GAOs), are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Regulatory compliance

The Group’s insurance and investment business is subject to local regulation in each of the countries in which it operates. The FSA regulates the Group’s UK business and in addition monitors the financial resources and organisation of the Group as a whole. The FSA has broad powers including the authority to grant, vary the terms of, or cancel a regulated firm’s authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group’s regulators outside the UK typically have similar powers but in some cases they operate a system of ‘prior product approval’ and hence place less emphasis than the FSA on regulating sales and marketing practices.

The Group’s regulated businesses have compliance resources to respond to regulatory enquiries in a constructive way, and take corrective action when warranted. However, all regulated financial services companies face the risk that their regulator could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required.

The impact of any such finding (whether in the UK or overseas) could have a negative impact on the Group’s reported results or on its relations with current and potential customers. Regulatory action against a member of the Group could result in adverse publicity for, or negative perceptions regarding, the Group, or could have a material adverse effect on the business of the Group, its results of operations and/or financial condition and divert management’s attention from the day-to-day management of the business.

(e) European legislative change

In 2010, a test case was taken to the European Court of Justice to rule on the current law and practice whereby insurers may take into account a person’s gender in the assessment of risk and consequently the pricing of insurance products, the ruling for which was issued on 1 March 2011. We are currently unable to quantify the impact on our existing insurance provisions.

(f) Payment protection insurance (PPI) mis-selling

In September 2009, the FSA launched an investigation into sales practices for payment protection insurance. On 10 August 2010, the FSA announced that mis-selling of PPI policies had been widespread and that consumers who could prove mis-selling would be entitled to financial redress from distributors of the policies. However, in October 2010, on behalf of distributors, the British Bankers Association elected to seek a judicial review of this ruling and no conclusion of this legal process has yet been reached. The directors do not consider that the Group is liable for mis-selling in its role as underwriter and so no provision is currently necessary.

Notes to the consolidated financial statements continued

49 — Contingent liabilities and other risk factors continued

(g) Structured settlements

In Canada, annuities have been purchased from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Group is exposed to credit risk to the extent that any of the life insurers fail to fulfil their obligations. The Group’s maximum exposure to credit risk for these arrangements is approximately £683 million as at 31 December 2010 (2009: £984 million) based on estimated replacement cost for the underlying annuities. The 2010 structured settlement exposure valuation used revised shorter life expectancy tables, resulting in a large reduction over the prior year. The credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. The risk is reduced to the extent of coverage provided by Assuris, the Canadian life insurance industry compensation plan. No information has come to the Group’s attention that would suggest any weakness or failure in the Canadian life insurers from which it has purchased annuities.

(h) Other

In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.

The Company and several of its subsidiaries have guaranteed the overdrafts and borrowings of certain other Group companies.
At 31 December 2010, the total exposure of the Group and Company is £nil (2009: £nil) and £343 million (2009: £77 million) respectively and, in the opinion of the directors, no material loss will arise in respect of these guarantees and indemnities.

In addition, in line with standard business practice, various Group companies have been given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material loss will arise in respect of these guarantees, indemnities and warranties.

The Group’s insurance subsidiaries pay contributions to levy schemes in several countries in which we operate. Given the economic environment, there is a heightened risk that the levy contributions will need to be increased to protect policyholders if an insurance company falls into financial difficulties. The directors continue to monitor the situation but are not aware of any need to increase provisions at the statement of financial position date.

50 — Commitments

This note gives details of our commitments to capital expenditure and under operating leases.

(a) Capital commitments

Contractual commitments for acquisitions or capital expenditures of investment property, property and equipment and intangible assets, which have not been recognised in the financial statements, are as follows:

	2010 £m	2009 £m
Investment property	63	66
Property and equipment	160	255
Intangible assets	—	4
	223	325

Contractual obligations for future repairs and maintenance on investment properties are £1 million (2009: £1 million).

The Group has capital commitments to its joint ventures of £nil (2009: £nil) and to other investment vehicles of £nil (2009:
£33 million).

(b) Operating lease commitments

(i) Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

	2010 £m	2009 £m
Within 1 year	374	551
Later than 1 year and not later than 5 years	1,206	1,505
Later than 5 years	2,270	2,456
	3,850	4,512

(ii) Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2010 £m	2009 £m
Within 1 year	136	145
Later than 1 year and not later than 5 years	423	463
Later than 5 years	737	834
	1,296	1,442
Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases	63	83

Notes to the consolidated financial statements continued

51 — Statement of cash flows

This note gives further detail behind the figures in the statement of cash flows.

(a) The reconciliation of profit before tax to the net cash inflow from operating activities is:

	2010 £m	2009 £m	2008 £m
Profit/(loss) before tax	1,939	2,012	(2,169)
Adjustments for:
Share of (profits)/losses of joint ventures and associates	(141)	463	1,101
Dividends received from joint ventures and associates	16	22	84
(Profit)/loss on sale of:
Investment property	(41)	(337)	(14)
Property and equipment	5	(8)	—
Subsidiaries, joint ventures and associates	(163)	(122)	8
Investments	(1,737)	2,541	104
	(1,936)	2,074	98
Fair value (gains)/losses on:
Investment property	(464)	1,016	3,107
Investments	(7,027)	(14,933)	24,583
Borrowings	12	(33)	(64)
	(7,479)	(13,950)	27,626
Depreciation of property and equipment	64	101	120
Equity compensation plans, equity settled expense	50	56	39
Impairment and expensing of:
Goodwill on subsidiaries	2	30	23
Financial investments, loans and other assets	83	148	243
Acquired value of in-force business and intangibles	16	25	60
Non-financial assets	(1)	(1)	—
	100	202	326
Amortisation of:
Premium or discount on debt securities	84	341	(24)
Premium or discount on loans	—	—	—
Premium or discount on borrowings	2	3	2
Premium or discount on participating investment contracts	17	15	13
Financial instruments	73	(75)	(243)
Acquired value of in-force business and intangibles	324	353	411
	500	637	159
Change in unallocated divisible surplus	(362)	1,479	(4,452)
Interest expense on borrowings	576	652	868
Net finance charge on pension schemes	128	110	(121)
Foreign currency exchange gains	(36)	(150)	325
Changes in working capital
Decrease in reinsurance assets	658	(197)	1,067
(Increase)/decrease in deferred acquisition costs	(604)	(553)	(328)
Increase/(decrease) in insurance liabilities and investment contracts	14,017	13,484	(15,756)
Increase/(decrease) in other assets and liabilities	1,306	1,512	(1,854)
	15,377	14,246	(16,871)
Net purchases of operating assets
Purchases of investment property	(1,070)	(337)	(1,708)
Proceeds on sale of investment property	798	1,251	1,134
Net purchases of financial investments	(7,187)	(4,505)	(856)
	(7,459)	(3,591)	(1,430)
Cash generated from continuing operations	1,337	4,363	5,703
Cash generated from discontinued operations	876	(1,077)	3,034
Cash generated from operations	2,213	3,286	8,737

Purchases and sales of investment property, loans and financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.

(b) Cash flows in respect of the acquisition of subsidiaries, joint ventures and associates for total group:

	2010 £m	2009 £m	2008 £m
Cash consideration for subsidiaries, joint ventures and associates acquired	304	601	437
Less: Cash and cash equivalents acquired with subsidiaries	(781)	(5)	(101)
Cash flows on acquisitions	(477)	596	336

Notes to the consolidated financial statements continued

51 — Statement of cash flows continued

(c) Cash flows in respect of the disposal of subsidiaries, joint ventures and associates for total group:

	2010 £m	2009 £m	2008 £m
Cash proceeds from disposal of subsidiaries, joint ventures and associates	271	808	396
Net cash and cash equivalents divested with subsidiaries	(20)	(607)	(43)
Cash flows on disposals	251	201	353

The above figures form part of cash flows from investing activities. As described in note 2(b), a further £930 million, being the net cash proceeds from the partial disposal of Delta Lloyd in 2009, is included in cash flows from financing activities for that year.

(d) Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2010 £m	2009 £m	2008 £m
Cash at bank and in hand	9,740	10,681	11,928
Cash equivalents	15,715	14,495	12,208
	25,455	25,176	24,136
Bank overdrafts	(760)	(925)	(605)
	24,695	24,251	23,531

Notes to the consolidated financial statements continued

52 — Group capital structure

The Group maintains an efficient capital structure from a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings, consistent with our overall risk profile and the regulatory and market requirements of our business. This note shows where this capital is employed.

Accounting basis and capital employed by segment

The table below shows how our capital, on an IFRS basis, is deployed by segment and how that capital is funded.

	2010 £m	2009 £m
Long-term savings	19,056	17,317
General insurance and health	5,613	4,562
Fund management	465	269
Other business	178	(246)
Corporate(1)	(1,521)	(1,327)
Total capital employed	23,791	20,575
Financed by
Equity shareholders’ funds	12,794	10,356
Non-controlling interests	3,741	3,540
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,572	4,637
External debt	1,494	852
Total capital employed	23,791	20,575

(1) ‘Corporate’ includes centrally held tangible net assets, the element of the staff pension scheme deficit or surplus allocated centrally and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

•    Aviva International Insurance Limited (AII) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

•    Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm’s length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders’ funds, preference capital, subordinated debt and borrowings.

At 31 December 2010 we had £23.8 billion (2009: £20.6 billion) of total capital employed in our trading operations, measured on an IFRS basis.

Notes to the consolidated financial statements continued

53 — Capital statement

This statement sets out the financial strength of our Group entities and provides an analysis of the disposition and constraints over the availability of capital to meet risks and regulatory requirements. The capital statement also provides a reconciliation of shareholders’ funds to regulatory capital.

The analysis below sets out the Group’s available capital resources.

Available capital resources

	Old with- profit sub- fund £m	New with- profit sub- fund £m	With-profit sub- fund(3) £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m	Other operations(4) £m	2010 Total £m	2009 Total £m
Total shareholders’ funds	10	(10)	22	22	4,628	4,650	14,143	18,793	(1,068)	17,725	15,086
Other sources of capital(1)	—	—	—	—	200	200	189	389	4,572	4,961	5,088
Unallocated divisible surplus	201	—	1,846	2,047	9	2,056	1,372	3,428	—	3,428	3,866
Adjustments onto a regulatory basis:
Shareholders’ share of accrued bonus	(45)	(281)	(347)	(673)	—	(673)	—	(673)	—	(673)	(576)
Goodwill and other intangibles(5)	—	—	—	—	(296)	(296)	(3,729)	(4,025)	(2,430)	(6,455)	(6,828)
Regulatory valuation and admissibility restrictions(2)	69	1,587	312	1,968	(1,776)	192	(3,581)	(3,389)	984	(2,405)	476
Total available capital resources	235	1,296	1,833	3,364	2,765	6,129	8,394	14,523	2,058	16,581	17,112
Analysis of liabilities:
Participating insurance liabilities	2,181	17,133	13,013	32,327	—	32,327	31,716	64,043	—	64,043	64,702
Unit-linked liabilities	—	—	—	—	3,947	3,947	17,503	21,450	—	21,450	21,268
Other non-participating life insurance	344	2,558	374	3,276	25,783	29,059	46,027	75,086	—	75,086	67,658
Total insurance liabilities	2,525	19,691	13,387	35,603	29,730	65,333	95,246	160,579	—	160,579	153,628
Participating investment liabilities	659	3,464	6,023	10,146	2,628	12,774	56,708	69,482	—	69,482	66,559
Non-participating investment liabilities	(4)	(31)	—	(35)	30,645	30,610	17,695	48,305	—	48,305	43,456
Total investment liabilities	655	3,433	6,023	10,111	33,273	43,384	74,403	117,787	—	117,787	110,015
Total liabilities	3,180	23,124	19,410	45,714	63,003	108,717	169,649	278,366	—	278,366	263,643

(1)             Other sources of capital include Subordinated debt of £4,572 million issued by Aviva and £389 million of other qualifying capital issued by Dutch, Italian, Spanish and US subsidiary undertakings.

(2)             Including an adjustment for minorities (except for other sources of capital that are reflected net of minority interest).

(3)             Includes the Provident Mutual with-profit fund.

(4)             Other operations include general insurance and fund management business.

(5)             Goodwill and other intangibles includes goodwill of £258 million in joint ventures and associates.

Notes to the consolidated financial statements continued

53 — Capital statement continued

Analysis of movements in capital of long-term businesses

For the year ended 31 December 2010

	Old with-profit sub-fund £m	New with- profit sub- fund £m	With-profit sub-fund £m	Total UK life with-profit funds £m	Other UK life operations £m	Total UK life operations £m	Overseas life operations £m	Total life operations £m
Available capital resources at 1 January	199	1,128	1,590	2,917	2,861	5,778	8,967	14,745
Effect of new business	(2)	(19)	12	(9)	95	86	(733)	(647)
Expected change in available capital resources	17	216	103	336	305	641	635	1,276
Variance between actual and expected experience	(11)	(119)	17	(113)	—	(113)	(204)	(317)
Effect of operating assumption changes	2	35	(46)	(9)	(87)	(96)	(322)	(418)
Effect of economic assumption changes	18	107	162	287	—	287	(314)	(27)
Effect of changes in management policy	—	(22)	—	(22)	—	(22)	31	9
Effect of changes in regulatory requirements	—	—	—	—	—	—	642	642
Transfers, acquisitions and disposals	—	—	—	—	211	211	4	215
Foreign exchange movements	—	—	—	—	—	—	(170)	(170)
Other movements	12	(30)	(5)	(23)	(620)	(643)	(142)	(785)
Available capital resources at 31 December	235	1,296	1,833	3,364	2,765	6,129	8,394	14,523

Further analysis of the movement in the liabilities of the long-term business can be found in notes 36 and 37.

The analysis of movements in capital provides an explanation of the movement in available capital of the Group’s life business for the year. This analysis is intended to give an understanding of the underlying causes of changes in the available capital of the Group’s life business, and provides a distinction between some of the key factors affecting the available capital.

The negative shareholders’ funds balance within the UK with-profit funds arises in NWPSF as a result of regulatory valuation and admissibility differences in the reattributed estate which is valued on a realistic regulatory basis compared to the disclosure on an IFRS basis.

NWPSF is fully supported by the reattributed estate of £1,218 million (this is known as RIEESA), at 31 December 2010 (31 December 2009: £1,177 million), held within NPSF1 (a non-profit fund within UKLAP included within other UK life operations), in the form of a capital support arrangement. This support arrangement will provide capital to NWPSF to ensure that the value of assets of NWPSF are at least equal to the value of liabilities calculated on a realistic regulatory basis therefore it forms part of the NWPSF available capital resources.

For the WPSF/RIEESA, equity market performance has had little impact, as the funds mitigate materially all of the equity risk of the estate/RIEESA through internal hedging.

In aggregate, the Group has at its disposal total available capital of £16.6 billion (2009: £17.1 billion), representing the aggregation of the solvency capital of all of our businesses.

This capital is available to meet risks and regulatory requirements set by reference to local guidance and EU directives.

After effecting the year-end transfers to shareholders, the UK with-profit funds have available capital of £3.4 billion (2009: £2.9 billion) (including amounts held in RIEESA). Subject to certain conditions, the RIEESA capital can be used to write new non-profit business, but the primary purpose of this capital is to provide support for the UK with-profit business. The capital is comfortably in excess of the required capital margin, and therefore the shareholders are not required to provide further support.

For the remaining life and general insurance operations, the total available capital amounting to £13.2 billion (2009: £14.2 billion) is significantly higher than the minimum requirements established by regulators and, in principle, the excess is available to shareholders. In practice, management will hold higher levels of capital within each business operation to provide appropriate cover for risk.

As the total available capital of £16.6 billion is arrived at on the basis of local regulatory guidance, which evaluates assets and liabilities prudently, it understates the economic capital of the business which is considerably higher. This is a limitation of the Group Capital Statement which, to be more meaningful, needs to evaluate available capital on an economic basis and compare it with the risk capital required for each individual operation, after allowing for the considerable diversification benefits that exist in our Group.

Within the Aviva Group there exist intra-group arrangements to provide capital to particular business units. Included in these arrangements is a subordinated loan of £200 million from Aviva Life Holdings UK Limited to Aviva Annuity Limited to provide capital to support the writing of new business.

Notes to the consolidated financial statements continued

53 — Capital statement continued

The available capital of the Group’s with-profit funds is determined in accordance with the ‘Realistic balance sheet’ regime prescribed by the FSA’s regulations, under which liabilities to policyholders include both declared bonuses and the constructive obligation for future bonuses not yet declared. The available capital resources include an estimate of the value of their respective estates, included as part of the unallocated divisible surplus. The estate represents the surplus in the fund that is in excess of any constructive obligation to policyholders. It represents capital resources of the individual with-profit fund to which it relates and is available to meet regulatory and other solvency requirements of the fund and, in certain circumstances, additional liabilities may arise.

The liabilities included in the balance sheet for the with-profit funds do not include the amount representing the shareholders’ portion of future bonuses. However, the shareholders’ portion is treated as a deduction from capital that is available to meet regulatory requirements and is therefore shown as a separate adjustment in the capital statement.

In accordance with the FSA’s regulatory rules under its realistic capital regime, the Group is required to hold sufficient capital in its UK life with-profit funds to meet the FSA capital requirements, based on the risk capital margin (RCM). The determination of the RCM depends on various actuarial and other assumptions about potential changes in market prices, and the actions management would take in the event of particular adverse changes in market conditions.

	31 December 2010						31 December 2009
	Estimated realistic assets £bn	Realistic liabilities*(1) £bn	Estimated realistic inherited Estate(2) £bn	Capital support arrangement(3) £bn	Estimated risk capital margin(5) £bn	Estimated excess available capital £bn	Excess £bn
NWPSF	20.8	(20.8)	—	1.2	(0.4)	0.8	0.6
OWPSF	3.1	(2.8)	0.3	—	(0.1)	0.2	0.1
WPSF(4)	20.4	(18.6)	1.8	—	(0.4)	1.4	1.4
Aggregate	44.3	(42.2)	2.1	1.2	(0.9)	2.4	2.1

*                 These realistic liabilities include the shareholders’ share of future bonuses of £0.7 billion (31 December 2009: £0.6 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £41.5 billion (31 December 2009: £42.1 billion).

(1)          These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.9 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively (31 December 2009: £2.2 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively).

(2)          Estimated realistic inherited estate at 31 December 2009 was £nil, £0.2 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.

(3)          This represents the reattributed estate of £1.2 billion at 31 December 2010 (31 December 2009: £1.1 billion) held within the non-profit fund with WPSF included within other UK life operations.

(4)          The WPSF fund includes the Provident Mutual (PM) fund, which has realistic assets and liabilities of £1.7 billion and therefore does not impact the realistic inherited estate.

(5)          The risk capital margin (RCM) is 3.7 times covered by the inherited estate and support arrangement (31 December 2009: 3.6 times).

Under the FSA regulatory regime, UK life with-profits business is required to hold capital equivalent to the greater of their regulatory requirement based on EU directives (regulatory peak) and the FSA realistic bases (realistic peak) described above.

For UK non-participating business, the relevant capital requirement is the minimum solvency requirement determined in accordance with FSA regulations. The available capital reflects the excess of regulatory basis assets over liabilities before deduction of capital resources requirement.

For UK general insurance businesses, the relevant capital requirement is the minimum solvency requirement determined in accordance with the FSA requirements.

For overseas businesses in the EEA, US, Canada, Australia, Hong Kong and Singapore, the available capital and the minimum requirement are calculated under the locally applicable regulatory regimes. The businesses outside these territories are subject to the FSA rules for the purposes of calculation of available capital and capital resource requirement.

For fund management and other businesses, the relevant capital requirement is the minimum solvency requirement determined in accordance with the local regulator’s requirements for the specific class of business.

The available capital resources in each regulated entity are generally subject to restrictions as to their availability to meet requirements that may arise elsewhere in the Group. The principal restrictions are:

•             (i) UK with-profit funds — (NWPSF, OWPSF and WPSF) — any available surplus held in each fund can be used to meet the requirements of the fund itself, be distributed to policyholders and shareholders or in the case of NWPSF and OWPSF, transferred via the capital support arrangement explained above (for OWPSF only to the extent support has been provided in the past). In most cases, with-profit policyholders are entitled to at least 90% of the distributed profits while the shareholders receive the balance. The latter distribution would be subject to a tax charge, which is met by the fund.

•             (ii) UK non-participating funds — any available surplus held in these is attributable to shareholders. Capital in the non-profit funds may be made available to meet requirements elsewhere in the Group subject to meeting the regulatory requirements of the fund. Any transfer of the surplus may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.

•             (iii) Overseas life operations — the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. Any transfer of available capital may give rise to a tax charge subject to availability of tax relief elsewhere in the Group.

•             (iv) General insurance operations — the capital requirements and corresponding regulatory capital held by overseas businesses are calculated using the locally applicable regulatory regime. The available capital resources in all these businesses are subject to local regulatory restrictions which may constrain management’s ability to utilise these in other parts of the Group. Any transfer of available capital may give rise to a tax charge, subject to availability of tax relief elsewhere in the Group.

Notes to the consolidated financial statements continued

54 — Risk management

This note sets out the major risks our businesses face and describes the Group’s approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group’s earnings and capital requirements.

(a) Risk management framework

The risk management framework (RMF) in Aviva is the collection of processes and tools that have been put in place to ensure that the risks to which we are exposed are identified, measured, managed, monitored and reported on a continuous basis. The RMF is designed to facilitate a common approach to, and language regarding, the management of risk across the Group. The key instruments of the RMF include the risk management policies, risk reports, risk models, the governance and oversight infrastructure and the risk appetite framework.

Risks are usually grouped by risk type: market, credit, liquidity, general insurance, life insurance and operational risk. Risk falling within these types may affect a number of key metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products that we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation. Additional information on the Group’s risk is included in the risk section of the Performance review.

The Group has a set of formal risk policies that facilitate a consistent approach to the management of all our risks across all businesses and locations in which we operate. These risk policies define our appetite for different, granular risk types and set out risk management and control standards for the Group’s worldwide operations.

A top-down key risk identification and assessment process is carried out monthly in the risk function at Group level based on group and regional chief risk officer and functional risk director input. This includes the consideration of emerging risks and is supported by deeper thematic reviews. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.

Risk models are an important tool in our measurement of risk and are used to support the monitoring and reporting of the risk profile and in the evaluation of alternative risk management actions. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged. Monthly assessments are made of the economic capital available within the business and the economic capital required to cover the current risk profile of the business and these assessments are included in the regular reporting to the risk committees.

Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk it is willing to take. The Group’s position against risk appetite is monitored and reported to the Board on a monthly basis.

The risk governance framework allocates responsibility for the oversight of risk management to a number of committees at Group centre, with the Asset Liability Committee (ALCO) and the Operational Risk Committee (ORC) providing a key focus on financial and operational risk. The Group centre committees are in turn supported by similar governance structures in the regions.

(b) Market risk

Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, equity prices, property prices and foreign currency exchange rates. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders.

The Group has established a policy on market risk which sets out the principles that businesses are expected to adopt in respect of management of the key market risks to which the Group is exposed. The Group monitors adherence to this market risk policy and regularly reviews how business units are managing these risks locally, through the Assets Committee and ultimately the Asset Liability Committee (ALCO). For each of the major components of market risk, described in more detail below, the Group has put in place additional processes and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.

The management of market risk is undertaken in businesses, regions and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Businesses may also be constrained by the requirement to meet policyholders’ reasonable expectations and to minimise or avoid market risk in a number of areas. The ALM function is responsible for managing market risk at Group level, and a number of investment-related risks, in particular those faced by shareholder funds throughout the Group.

The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched.

In addition, where the Group’s long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders’ risk and reward objectives.

Notes to the consolidated financial statements continued

54 — Risk management continued

The Group writes unit-linked business in a number of its operations. In unit-linked business, the policyholder bears the investment risk on the assets held in the unit-linked funds, as the policy benefits are directly linked to the value of the assets in the fund.

The shareholders’ exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

Equity price risk

The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group’s shareholders are exposed to the following sources of equity risk:

•             Direct equity shareholdings in shareholder funds and the Group defined benefit pension funds.

•             The indirect impact from changes in the value of equities held in policyholders’ funds from which management charges or a share of performance are taken; and

•             Its interest in the free estate of long-term with profits funds.

At a business unit level, equity price risk is actively managed in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of either the company in respect of shareholder assets or the fund in respect of policyholder assets concerned. In addition investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.

Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates.

The Assets Committee actively monitors equity assets owned directly by the Group, which may include some material shareholdings in the Group’s strategic business partners.

Sensitivity to changes in equity prices is given in section (h) below.

Property price risk

The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide and through investments in mortgages and mortgage backed securities. Investment in property is managed at regional and business level, and will be subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders as well as overall risk appetite. The Assets Committee also monitors property assets owned directly by the Group.

As at 31 December 2010, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

Sensitivity to changes in property prices is given in section (h) below.

Interest rate risk

Interest rate risk arises primarily from the Group’s investments in long-term debt and fixed income securities, which are exposed to fluctuations in interest rates.

The Group manages this risk by adopting close asset liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements.

A number of policyholder participation features have an influence on the Group’s interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material financial guarantees and options are given in note 38.

In short-term business such as general insurance business, the Group requires a close matching of assets and liabilities to minimise this risk.

Interest rate risk is managed by the ALM function and monitored and managed by the Assets Committee, and the Asset Liability Committee. Exposure to interest rate risk is monitored through several measures that include value-at-risk analysis, position limits, risk modelling, asset and liability matching using measures such as duration. The impact of exposure to sustained low interest rates is regularly monitored.

Interest rate risk is also managed using a variety of derivative instruments, including futures, options, swaps, caps and floors, in order to provide a degree of hedging against unfavourable market movements in interest rates inherent in the assets backing technical liabilities.

The Group has entered into a number of initiatives, including interest rate swap agreements and changes in asset mix, to mitigate the effects of potential adverse interest rate movements, and to enable closer matching of assets and liabilities.

Sensitivity to changes in interest rates is given in section (h) below.

Further information on borrowings is included in note 46.

Currency risk

The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities or are hedged. For this reason, no sensitivity analysis is given for these holdings.

Notes to the consolidated financial statements continued

54 — Risk management continued

The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group’s premium income arises in currencies other than sterling and the Group’s net assets are denominated in a variety of currencies, of which the largest are euro, sterling and US dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements.

The Group’s foreign exchange policy requires that each of our subsidiaries maintains sufficient assets in its local currency to meet local currency liabilities. Therefore, capital held by the Group’s business units should be able to support local business activities regardless of foreign currency movements. However, such movements may impact the value of the Group’s consolidated shareholders’ equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. The Group’s foreign exchange policy is to manage these exposures by aligning the deployment of regulatory capital by currency with the Group’s regulatory capital requirements by currency. Limits are set to control the extent to which the deployment of capital is not aligned fully with the Group’s regulatory capital requirement for each major currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2010, the Group’s total equity deployment by currency was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2010	3,301	9,288	2,712	2,424	17,725
Capital 31 December 2009	1,737	8,781	2,605	1,963	15,086

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2010	(899)	833	(271)	271
Net assets at 31 December 2009	(802)	802	(228)	228

The changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit. Net assets are stated after taking account of the effect of currency hedging activities.

Derivatives risk

Derivatives are used by a number of the businesses, within policy guidelines agreed by the Board of directors, as set out in the Group policy on derivatives use. Activity is overseen by the Derivatives Approvals Committee, which monitors implementation of the policy, exposure levels and approves large or complex transactions proposed by businesses. Derivatives are primarily used for efficient investment management, risk hedging purposes or to structure specific retail savings products. Derivative transactions are covered by either cash or corresponding assets and liabilities. Speculative activity is prohibited, unless prior approval has been obtained from the Derivatives Approvals Committee. Over-the-counter derivative contracts are entered into only with approved counterparties and using ISDA documentation and credit support annexes (or equivalent) in accordance with the Group derivatives policy. Adherence to the collateral requirements as set out in the Group derivatives and Group credit policies thereby reduces the risk of credit loss.

The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

Correlation risk

The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the ICA in the aggregation of the financial stress tests with the operational risk assessment and in scenario analysis.

Notes to the consolidated financial statements continued

54 — Risk management continued

(c) Credit risk

Credit risk is the risk of financial loss as a result of the default or failure of third parties to pay on their obligations to Aviva. Our credit risks arise through exposures to debt investments, structured asset investments, derivative counterparties, mortgage lending and reinsurance placement counterparties. We hold these investments for the benefit of both our policyholders and shareholders.

The Group manages its credit risk at business unit, regional and Group levels. All business units and regions are required to implement local credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.

The risk management framework also includes the market related aspect of credit risk. This is the risk of a fall in the value of fixed interest securities from changes in the perceived worthiness of the issuer and is manifested through changes in the fixed interest securities’ credit spreads.

Management of credit risk is effected by five core functions:

•             The maintenance and adherence of an effective governance structure. This includes clear guidance, scope and frameworks for all aspects of the credit risk function to ensure accountability and clarity. This also includes delegated authority to the Credit Approvals Committee which is authorised to make key decisions within certain risk appetite levels.

•             The accurate and timely reporting of detailed exposure information, and their aggregation by counterparty, exposure types, sectors, geography and ratings.

•             The implementation of a sophisticated capital charge-based credit limit framework that considers and quantifies the key specific attributes of each exposure (e.g. seniority, maturity, etc) and provides a counterparty level aggregation methodology covering all exposures to a counterparty. This is then managed against centrally set limits. Upper limits are also set to ensure that any unexpected jump to default risks are kept within appetite. Additional limit and controls are applied for structured assets and reinsurance counterparty exposures. The limits framework also considers more systemic risk factors such as sector and geographic concentrations, and these are continually assessed throughout our global portfolio.

•             Additional committee and credit risk function oversight is provided on all credit risk related matters. This includes regular consideration and review of our key counterparties, monitoring and addressing key credit themes and news that emerge in the markets. The Credit Approvals Committee provides an effective forum to ensure that all key recommendations are considered, and decisions implemented throughout the Group. The regional and Group credit divisions ensure that qualitative aspects of risk management are considered and evaluated to provide further oversight and balance to the quantitative aspects.

•             The employment of risk mitigation techniques where and when deemed appropriate. These are utilised where possible to remove residual unwanted risks, as well as bring or keep exposure limits within appetite, and include methods such as collateralisation, purchase of credit protection and diversification strategies.

A detailed breakdown of the Group’s current credit exposure by credit quality is shown below.

Financial exposures by credit ratings

Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as speculative grade. The following table provides information regarding the aggregated credit risk exposure, for financial assets with external credit ratings, of the Group. Not rated assets capture assets not rated by external ratings agencies.

Notes to the consolidated financial statements continued

54 — Risk management continued

	Credit rating						Carrying value in the statement of financial
At 31 December 2010	AAA	AA	A	BBB	Speculative grade	Not rated	position £m
Debt securities	36.3%	18.1%	22.7%	15.8%	2.5%	4.6%	167,482
Reinsurance assets	0.2%	58.8%	25.3%	1.5%	0.1%	14.1%	7,084
Other investments	0.2%	1.1%	1.4%	0.4%	0.1%	96.8%	36,730
Loans	3.8%	5.8%	2.2%	0.4%	0.7%	87.1%	43,074

	Credit rating						Carrying value in the statement of financial
At 31 December 2009	AAA	AA	A	BBB	Speculative grade	Not rated	position £m
Debt securities	38.6%	17.3%	24.0%	12.8%	2.5%	4.8%	161,757
Reinsurance assets	10.5%	52.1%	26.7%	0.4%	0.2%	10.1%	7,572
Other investments	0.2%	3.4%	2.0%	1.2%	—	93.2%	31,518
Loans	6.2%	7.7%	0.9%	0.5%	1.0%	83.7%	41,079

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure. As described in note 22, £1,247 million debt securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt securities as at 31 December 2009. In addition, certain non-rated debt securities totalling £1,917 million, which at the 31 December 2009 had been classified according to their internal credit ratings, are now presented as non-rated. Carrying values and percentages at 31 December 2009 have been amended accordingly.

Other investments

Other investments include:

•             £32,520 million of unit trusts and other investment vehicles. The underlying credit ratings of these assets are not reflected in this analysis.

•             Derivative financial instruments of £2,274 million, representing positions to mitigate the impact of adverse market movements.

•             Other assets of £1,936 million, includes deposits with credit institutions and minority holdings in property management undertakings.

The Group loan portfolio principally comprises:

•             Policy loans which are generally collateralised by a lien or charge over the underlying policy;

•             Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and

•             Mortgage loans collateralised by property assets.

Notes to the consolidated financial statements continued

54 — Risk management continued

Unit trusts and other investment vehicles

The credit quality of the underlying debt securities within these vehicles is managed by the safeguards built into the investment mandates for these funds. We rely on our understanding that the trusts and their asset managers are only approved if they satisfy certain selection criteria (including due diligence in the form of a questionnaire and/or research by dedicated teams). In addition, the asset managers are mandated to make investments in line with the funds’ risk profiles as marketed to prospective customers and policyholders. Accordingly, as part of reviewing the asset quality of unit trusts and other investment vehicles, we monitor the assets within the funds and their performance to ensure they remain in line with the respective investment mandates for these funds.

For certain of the unit trusts in our other investments, we apply minimum requirements affecting both the underlying counterparties and the investments issued by those counterparties such as a minimum size for the counterparty’s programme, a limit on the size of the overall exposure to the underlying counterparty and, where appropriate, explicit approval of the counterparty by internal credit risk management teams is required. These criteria are indicators of the asset quality for these investments, as they represent minimum criteria for liquidity and diversification.

A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall market risk appetite.

Derivatives

Derivative transactions must comply with Group guidance on the quality of counterparties used and the extent of collateralisation required. The counterparty must have a minimum credit rating from rating agencies (S&P, Moody’s and Fitch) and the collateral process must meet certain minimum standards as set out by Group guidelines.

The largest shareholder notional positions are exchange traded, rather than over the counter (OTC), with the added protection that provides (i.e. the credit risk is mitigated significantly through regular margining and protection offered by the exchange, and is controlled by the Group’s local asset management operations).

Loans

The majority of the Group loans portfolio is unrated. However, we use the following metrics to internally monitor our exposure:

•             Property collateralization;

•             Interest service cost;

•             Diversity of the tenant base; and

•             Existence of government guarantees for some residential mortgages.

Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies. As such, we believe such collateralisation minimises our risk.

Credit concentration risk

The long-term businesses and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations, applicable in most markets, limiting investments in individual assets and asset classes supplemented by the Group credit policy and limits framework. In cases where the business is particularly exposed to credit risk (e.g. in respect of defaults on mortgages matching annuity liabilities) this risk is translated into a more conservative discount rate used to value the liabilities, creating a greater capital requirement, and this credit risk is actively managed. The impact of aggregation of credit risk is monitored as described above. With the exception of government bonds the largest aggregated counterparty exposure is approximately 0.9% of the Group’s total shareholder assets.

Reinsurance credit exposures

The Group is exposed to concentrations of risk with individual reinsurers, due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Credit Approvals Committee has a monitoring role over this risk.

The Group’s largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2010, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,284 million.

Securities finance

The Group has significant securities financing operations within the UK. The risks within this business are mitigated by over- collateralisation which is designed to result in minimal residual risk. The Group operates strict standards around collateral management and controls.

Notes to the consolidated financial statements continued

54 — Risk management continued

Derivative credit exposures

The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain FX trades where it has historically been the market norm not to collateralise). The Group operates strict standards around collateral management and controls including the requirement that all ‘Over the Counter’ derivatives are supported by credit support annexes and ISDAs.

Unit-linked business

As discussed previously, in unit-linked business the policyholder bears the market risk, including credit risk, on investment assets in the unit funds, and the shareholders’ exposure to credit risk is limited to the extent that their income arises from asset management charges based on the value of assets in the fund.

Impairment of financial assets

The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired.

	Financial assets that are past due but not impaired						Carrying value in
At 31 December 2010	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	the statement of financial position £m
Debt securities	167,334	—	3	3	28	114	167,482
Reinsurance assets	7,084	—	—	—	—	—	7,084
Other investments	36,671	19	6	15	8	11	36,730
Loans	42,045	326	26	11	7	659	43,074
Receivables and other financial assets	7,983	209	36	39	10	18	8,295

	Financial assets that are past due but not impaired						Carrying
At 31 December 2009	Neither past due nor impaired £m	0–3 months £m	3–6 months £m	6 months– 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	value in the statement of financial position £m
Debt securities	161,647	—	—	—	—	110	161,757
Reinsurance assets	7,572	—	—	—	—	—	7,572
Other investments	31,503	—	—	—	—	15	31,518
Loans	40,039	355	35	17	6	627	41,079
Receivables and other financial assets	8,832	649	61	32	71	7	9,652

As described in note 22, £1,247 million debt securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt securities as at 31 December 2009. The analysis of financial assets past due at
31 December 2009 has been amended accordingly.

Credit terms are set locally within overall credit limits prescribed by the Group Credit Approvals Committee and within the framework of the Group Credit Policy. The credit quality of financial assets is managed at the local business unit level. Where assets have been classed as ‘past due and impaired’, an analysis is made of the risk of default and a decision is made whether to seek collateral from the counterparty.

There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(d) Liquidity risk

At Group level, we maintain a prudent level of liquidity which meets the expectations of the Financial Services Authority (FSA) and the wider investment community. We maintain a buffer of liquid assets, determined by liquidity stress tests, which is designed to cover unforeseen circumstances in any of our businesses.

The Group and Company have a strong liquidity position (£1.5 billion of financial assets held at Group) and through the application of a Group Liquidity policy seek to maintain sufficient financial resources to meet its obligations as they fall due. In addition to this strong liquidity position, the Group and Company maintain significant undrawn committed borrowing facilities (£2.1 billion) from a range of highly rated banks to further mitigate this risk.

Asset liability matching

The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched. The Asset Liability matching (ALM) methodology develops optimal asset portfolio maturity structures for our businesses which seek to ensure that the cash flows are sufficient to meet the liabilities as they are expected to arise.

Notes to the consolidated financial statements continued

54 — Risk management continued

Where any decision to adopt a position in respect of policyholder assets and liabilities is not closely matched but is within the business unit’s investment risk appetite, the impact is monitored through our economic capital measurement process. The decision taken must be justified to the local management board and Group management by a full analysis of the impact of the level of mismatch on both risk and return.

ALM strategy may be determined at a sub-fund level for a block of closely related liabilities. Alternatively, if ALM strategy is determined at a fund or company level, it will usually be appropriate (for pricing, financial reporting and risk management purposes) to develop a hypothecation of assets to notional sub-funds with different liability characteristics. It is for this reason that Group Risk provides a framework of corporate objectives within which the operating businesses develop specific and appropriate ALM methodologies, to seek to ensure that our businesses have sufficient liquidity to settle claims as they are expected to arise.

ALM modelling is based on a projection of both assets and liabilities into the future.

A further tenet of our risk management strategy involves investment strategies, which also take into account the accounting, regulatory, capital and tax issues. The ALM strategy also takes into account the reasonable expectations of policyholders, local best practice and meets relevant regulatory requirements.

Our investment strategies are designed to seek to ensure that sufficient liquidity exists in extreme business scenarios. For example, our investment strategy must consider a scenario of high lapses accompanied by poor investment markets or a general insurance catastrophe event.

Maturity analyses

The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 46 and 55 respectively. Contractual obligations under operating leases and capital commitments are given in note 50.

(i) Analysis of maturity of insurance and investment contract liabilities

For non-linked insurance business, the following table shows the gross liability at 31 December 2010 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.

Almost all investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for non-linked investment contracts. However, contractually, the total liability for non-linked investment contracts of £63,197 million (2009: £59,504 million) would be shown in the ‘within 1 year’ column below. Unit-linked contracts are repayable or transferable on demand and are therefore shown in the ‘within 1 year’ column.

At 31 December 2010	Total £m	On demand or within 1 year £m	1–5 years £m	5–15 years £m	Over 15 years £m
Long-term business
Insurance contracts — non-linked	132,400	12,025	42,609	50,206	27,560
Investment contracts — non-linked	63,197	3,254	13,970	26,901	19,072
Linked business	82,769	82,769	—	—	—
General insurance and health	17,121	7,222	6,453	2,872	574
Total contract liabilities	295,487	105,270	63,032	79,979	47,206

At 31 December 2009	Total £m	On demand or within 1 year £m	1–5 years £m	5–15 years £m	Over 15 years £m
Long-term business
Insurance contracts — non-linked	123,933	10,139	38,549	45,181	30,064
Investment contracts — non-linked	59,504	4,304	12,562	24,119	18,519
Linked business	80,206	80,206	—	—	—
General insurance and health	17,484	7,215	6,936	2,865	468
Total contract liabilities	281,127	101,864	58,047	72,165	49,051

Notes to the consolidated financial statements continued

54 — Risk management continued

(ii) Analysis of maturity of financial assets

The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise.

At 31 December 2010	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	167,482	20,996	46,182	100,133	171
Equity securities	49,076	—	—	—	49,076
Other investments	36,730	32,625	1,713	956	1,436
Loans	43,074	7,492	5,339	30,240	3
Cash and cash equivalents	25,455	25,455	—	—	—
	321,817	86,568	53,234	131,329	50,686

At 31 December 2009	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	161,757	17,309	45,298	98,792	358
Equity securities	45,427	—	—	—	45,427
Other investments	31,518	29,091	414	493	1,520
Loans	41,079	6,867	4,146	30,066	—
Cash and cash equivalents	25,176	25,176	—	—	—
	304,957	78,443	49,858	129,351	47,305

As described in note 22, £1,247 million debt securities and £2,085 million equity securities held by consolidated French mutual funds, previously included within other investments, have been reclassified as debt and equity securities as at 31 December 2009. The maturity analysis at 31 December 2009 has been amended accordingly.

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the ‘On demand or within 1 year’ column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group’s investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Insurance risk

(i) Life insurance risk

Types of risk

Life insurance risk in the Group arises through its exposure to mortality and morbidity insurance and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses.

Risk management framework

The Group has developed a life insurance risk policy and guidelines on the practical application of this policy. Individual life insurance risks are managed at a business unit level but are also monitored at Group level.

The impact of life insurance risks is monitored by the business units as part of the control cycle of business management. Exposure is monitored through the assessment of liabilities, the asset liability management framework, profit reporting, and the ICA process. Significant insurance risks will be reported through the risk management framework and overseen by the Life Insurance Committee. At Group level the overall exposure to life insurance risk is measured through the ICA and other management reporting.

The Life Insurance Committee monitors the application of the risk policy in each business, and receives management information on life insurance risks. The committee considers all areas of life insurance risk, but in particular has a remit to monitor mortality, longevity, morbidity, persistency, product development and pricing, unit pricing and expenses.

The committee also considers the reinsurance coverage across the life businesses. It confirms that guidance and procedures are in place for each of the major components of life insurance risk, and that the businesses mitigate against any life insurance risk outside local appetite, within the parameters for the overall Group risk appetite.

The committee has also developed guidance for business units on management of a number of areas of life insurance risk to ensure best practice is shared throughout the Group and common standards are adopted.

Notes to the consolidated financial statements continued

54 — Risk management continued

Management of life insurance risks

The individual life insurance risks are managed as follows:

•             Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows business units to select reinsurers, from those approved by the Group, based on local factors, but assesses the overall programme to manage Group-wide risk exposures and monitor the aggregation of risk ceded to individual reinsurers is within appetite for credit risk.

•             Longevity risk is carefully monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and the capital implications to manage the impact on the Group-wide exposure and the capital funding that businesses may require as a consequence. The Group has used reinsurance solutions to reduce the risks from longevity where possible and desirable and continually monitors and evaluates emerging market solutions to mitigate this risk further.

•             Persistency risk is managed at a business unit level through frequent monitoring of company experience, benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group Life Insurance Committee has developed guidelines on persistency management.

•             Product design and pricing risk arises from poorly designed or inadequately priced products and can lead to both financial loss for and reputation damage to the Group. Guidelines have been developed to support the businesses through the complete cycle of the product development process, financial analysis and pricing.

•             Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Apart from the ICA, sensitivity testing is widely used to measure the capital required and volatility in earnings due to exposure to life insurance risks. This assessment is taken at both business unit level and at Group level where the impact of aggregation of similar risks can be measured. This enables the Group to determine whether action is required to reduce risk, or whether that risk is within the overall risk appetite.

Concentration risk

The Group writes a diverse mix of business in worldwide markets that are all subject to similar risks (mortality, persistency, etc). The Group assesses the relative exposures to and concentrations of each type of risk through the ICA capital requirements and material issues are escalated to and addressed at the Life Insurance Committee. This analysis enables the Group to assess whether accumulations of risk exceed risk appetite.

One key concentration of life insurance risk for the Group is improving longevity risk from pensions in payment and deferred annuities in the UK and the Netherlands where the Group has material portfolios. The Group continually monitors this risk and the opportunities for mitigating actions through reinsurance, improved asset liability matching, or innovative solutions that emerge in the market.

When looking at concentrations of risk, for example market risk, the risk within Aviva staff pension schemes is also considered.

ICA analysis and sensitivity testing help identify both concentrations of risk types and the benefits of diversification of risk.

Embedded derivatives

The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units.

Examples of each type of embedded derivative affecting the Group are:

•             Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

•             Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.

•             Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in ICA reporting and managed as part of the asset liability framework.

(ii) General insurance risk

Types of risk

General insurance risk in the Group arises from:

•             Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;

•             Unexpected claims arising from a single source;

•             Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten;

•             Inadequate reinsurance protection or other risk transfer techniques; and

•             Inadequate reserves.

Notes to the consolidated financial statements continued

54 — Risk management continued

The majority of the general insurance business underwritten by the Group is of a short tail nature such as motor, household and commercial property insurances. The Group’s underwriting strategy and appetite is agreed by the Executive Committee and communicated via specific policy statements and guidelines. Like life insurance risk, general insurance risk is managed primarily at business unit level with oversight at a Group level, through the General Insurance Committee.

The vast majority of the Group’s general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks

Significant insurance risks will be reported through the risk management framework. Additionally, the ICA is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements. Increasingly risk-based capital models are being used to support the quantification of risk under the ICA framework. All general insurance business units undertake a quarterly review of their insurance risks, the output from which is a key input into the ICA and risk-based capital assessments.

The General Insurance Committee monitors and develops the management of insurance risk in the general insurance business units, and assesses the aggregate risk exposure. It is responsible for the development, implementation and review of the Group policies for underwriting, claims, reinsurance and reserving that operate within the risk management framework.

Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The Group has pioneered various developments, such as the Aviva UK Digital Flood Map to effectively manage exposures arising from specific perils. Where appropriate such projects are employed throughout the business units to promote the adoption of best practice as standard.

General insurance claims reserving

Actuarial claims reserving is conducted by local actuaries in the various general insurance business units according to the General Insurance Reserving policy. The General Insurance Committee monitors and maintains the General Insurance Reserving policy, and conducts quarterly reviews of the Group’s general insurance claims provisions, and their adequacy. The reviews include peer reviews of the business unit’s own conclusions as well as independent analysis to confirm the reasonableness of the local reviews.

The adequacy of the Group’s general insurance claims provisions is ultimately overseen by the General Insurance Committee. A number of business units also have periodic external reviews by local consultant actuaries (often as part of the local regulatory requirement).

Reinsurance strategy

Significant reinsurance purchases are reviewed annually at both business unit and Group level, to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. Reinsurance purchases must be in line with the strategy set out in our General Insurance Reinsurance policy. The basis of these purchases is underpinned by extensive financial and capital modelling and actuarial analysis to optimise the cost and capital efficiency benefits from our reinsurance programme. For the larger business units, this involves utilising externally sourced probabilistic models to verify the accumulations and loss probabilities based on the Group’s specific portfolios of business. Where external models are not available, scenarios are developed and tested using the Group’s data to determine potential losses and appropriate levels of reinsurance protection.

The reinsurance is placed with providers who meet the Group’s counterparty security requirements, and large reinsurance placements may also require approval from the Asset Liability Committee.

Concentration risk

Processes are in place to manage catastrophe risk in individual business units and at a Group level. The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe) is approximately £300 million, for a one in ten year annual loss scenario, compared to approximately £550 million when measured on a one in a hundred year annual loss scenario.

For the 2010 underwriting year the Group participated in a share of a reinsurer’s US property catastrophe reinsurance portfolio. As this exposure does not correlate with the Group’s other general insurance exposures this provided a strategic opportunity to diversify the general insurance portfolio with a risk that had a high expected profit margin but also a high potential for loss. The modelled loss from a one in ten year annual loss scenario was £55 million compared to approximately £160 million when measured on a one in a hundred year annual loss scenario.

As a result of better than normal experience the arrangement delivered above average underwriting returns in 2010. Notwithstanding the good return in 2010, we have renewed the arrangement in 2011 on a reduced scale reflecting expected market conditions. The total expected loss from a one in ten year annual loss scenario is £40 million compared to approximately £100 million when measured on a one in hundred year annual loss scenario.

(f) Operational risk

Types of operational risk

Operational risk is the risk of loss, arising from inadequate or failed internal processes, or from people and systems, or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance risks.

Notes to the consolidated financial statements continued

54 — Risk management continued

Operational risk management

We process a large number of complex transactions across numerous and diverse products, and are highly dependent on the proper functioning of information technology and communications systems. We are partially reliant on the operational processing performance of our outsourced partners including certain servicing and IT functions. The long-term nature of our business means that accurate records have to be maintained for significant periods. Significant resources are devoted to maintaining efficient and effective operations within our framework of corporate responsibility, policies and business ethics code.

Our businesses are primarily responsible for identifying and managing operational risks in line with minimum standards of control set out in our policies. Each operational risk is assessed by considering the potential impact and the probability of the event occurring. Impact assessments are considered against financial, operational and reputation criteria.

Business management teams must be satisfied that all material risks falling outside our risk appetite are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact level are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events; taking appropriate action to address actual control breakdowns and promote internal learning from these occurrences.

The Operational Risk Committee (ORC) oversees the Group’s aggregate operational risk exposure on behalf of the Group Executive Committee. It makes recommendations on the risk appetite that the Group can work within for operational risk, assesses and monitors overall operational risk exposures, identifying any concentrations of operational risk across the Group, and in particular verifies that mitigating action plans are implemented. The ORC operates a number of sub-committees which focus on specific areas of operational risk including customer, brand, business protection, IT, people, legal and regulatory compliance.

(g) Brand and reputation risk

We are dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services.

Our success and results are, to a certain extent, dependent on the strength of our global Aviva brand and reputation. While we as a group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer’s expectations for the product change.

One of the FSA’s strategic objectives is to help customers get a fair deal through its ‘treating customers fairly’ principle. Examples of ‘treating customers fairly’ include: products and services targeted to meet customers’ needs and which perform in line with what customers have been led to expect; clear information (and advice where relevant); good service; and making sure there are no unfair barriers that prevent customers from getting access to their money, changing products or making a successful insurance claim. The FSA regularly checks that we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.

If we do not manage successfully the perception of our brands and reputation, it could cause existing customers or agents to withdraw from our business and potential customers or agents to be reluctant or elect not to do business with us. This would adversely impact our business and results of operations.

(h) Risk and capital management

Sensitivity test analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on all of the Group’s financial performance measurements to inform the Group’s decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.

For long-term business in particular, sensitivities of performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

Life insurance and investment contracts

The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group’s central scenario are disclosed elsewhere in these statements.

Notes to the consolidated financial statements continued

54 — Risk management continued

General insurance and health business

General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.

These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results

Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return

The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business

Sensitivities as at 31 December 2010

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(35)	(155)	45	(105)	(30)	(10)	(45)
Insurance non-participating	(210)	225	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	—	—	—
Investment non-participating	(10)	10	10	(10)	(5)	—	—
Assets backing life shareholders’ funds	30	(35)	15	(10)	—	—	—
Total — continuing operations	(245)	60	130	(220)	(45)	(55)	(350)
Discontinued operations	(60)	5	200	(200)	(40)	—	(5)
Total	(305)	65	330	(420)	(85)	(55)	(355)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(60)	(125)	40	(100)	(30)	(10)	(45)
Insurance non-participating	(575)	635	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	—	—	—
Investment non-participating	(90)	100	10	(10)	(5)	—	—
Assets backing life shareholders’ funds	(75)	70	20	(15)	—	—	—
Total — continuing operations	(820)	695	130	(220)	(45)	(55)	(350)
Discontinued operations	(70)	25	505	(505)	(40)	—	(5)
Total	(890)	720	635	(725)	(85)	(55)	(355)

Sensitivities as at 31 December 2009

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	35	(230)	(5)	(5)	—	—	(40)
Insurance non-participating	(200)	205	50	(55)	(20)	(40)	(280)
Investment participating	(40)	(15)	5	(15)	—	—	—
Investment non-participating	—	15	20	(20)	(5)	—	—
Assets backing life shareholders’ funds	5	(5)	5	(15)	—	—	—
Total — continuing operations	(200)	(30)	75	(110)	(25)	(40)	(320)
Discontinued operations	(115)	65	150	(150)	(35)	(5)	—
Total	(315)	35	225	(260)	(60)	(45)	(320)

Notes to the consolidated financial statements continued

54 — Risk management continued

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	15	(205)	—	(5)	—	—	(40)
Insurance non-participating	(385)	465	45	(50)	(20)	(40)	(280)
Investment participating	(40)	(15)	5	(15)	—	—	—
Investment non-participating	(50)	95	20	(20)	(5)	—	—
Assets backing life shareholders’ funds	(50)	70	15	(20)	—	—	—
Total — continuing operations	(510)	410	85	(110)	(25)	(40)	(320)
Discontinued operations	(120)	85	410	(415)	(35)	(5)	—
Total	(630)	495	495	(525)	(60)	(45)	(320)

The different impacts of the economic sensitivities on profit and shareholders’ equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders’ equity.

The sensitivities to economic movements relate mainly to business in the UK, US and the Netherlands. In general a fall in market interest rates has a beneficial impact on non-participating business and shareholders’ funds, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. In the US most debt securities are classified as available-for-sale, which limits the overall sensitivity of IFRS profit to interest rate movements. The sensitivity to movements in equity and property market values relates mainly to holdings in the Netherlands, although the impact on IFRS profit is moderated by the classification of equities as available for sale.

Changes in sensitivities between 2009 and 2010 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.

Investment variances of £791 million in 2010 include £1,010 million relating to Delta Lloyd. Of this, around £800 million is due to differing movements in asset and liability yield curves while the remainder primarily relates to gains on interest rate derivatives. Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. The discount rate increased in 2010 as an increase of around 80bps in credit spreads on collateralised bonds was only partly offset by lower risk-free yields. As a result, whilst lower interest rates increased the market value of assets, this has not been offset by a corresponding movement in liabilities. The AAA collateralised bond spread movement in the year reflected the perceived risk regarding the curve’s components which include bonds issued by Spanish savings banks and a range of other European organisations. If spreads were to reduce, this would increase the insurance liabilities and this increase may not be offset by a corresponding increase in asset values. Changes to the Delta Lloyd curve, which can generate gains or losses, can therefore significantly impact profit before tax and shareholders’ equity and the magnitude of this sensitivity is illustrated by the £800 million profit before tax and increase in shareholders’ equity experiences in 2010.

The mortality sensitivities relate primarily to the UK.

General insurance and health business

Sensitivities as at 31 December 2010

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(235)	220	45	(50)	(110)	(285)
Gross of reinsurance - discontinued operations	(70)	80	50	(50)	(25)	(40
Total gross of reinsurance	(305)	300	95	(100)	(135)	(325)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Net of reinsurance - continuing operations	(290)	285	45	(50)	(110)	(280)
Net of reinsurance - discontinued operations	(70)	80	50	(50)	(25)	(35)
Total net of reinsurance	(360)	365	95	(100)	(135)	(315)

Notes to the consolidated financial statements continued

54 — Risk management continued

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(235)	220	45	(50)	(30)	(285)
Gross of reinsurance - discontinued operations	(70)	80	50	(50)	(5)	(40)
Total gross of reinsurance	(305)	300	95	(100)	(35)	(325)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Net of reinsurance - continuing operations	(290)	285	45	(50)	(30)	(280)
Net of reinsurance - discontinued operations	(70)	80	50	(50)	(5)	(35)
Total net of reinsurance	(360)	365	95	(100)	(35)	(315)

Sensitivities as at 31 December 2009

Impact on profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(230)	205	55	(60)	(110)	(310)
Gross of reinsurance - discontinued operations	(80)	90	50	(50)	(25)	(35)
Total gross of reinsurance	(310)	295	105	(110)	(135)	(345)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Net of reinsurance - continuing operations	(285)	275	55	(60)	(110)	(295)
Net of reinsurance - discontinued operations	(80)	90	50	(50)	(25)	(35)
Total net of reinsurance	(365)	365	105	(110)	(135)	(330)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(230)	205	55	(60)	(30)	(310)
Gross of reinsurance - discontinued operations	(80)	90	50	(50)	(5)	(35)
Total gross of reinsurance	(310)	295	105	(110)	(35)	(345)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Net of reinsurance - continuing operations	(285)	275	55	(60)	(30)	(295)
Net of reinsurance - discontinued operations	(80)	90	50	(50)	(5)	(35)
Total net of reinsurance	(365)	365	105	(110)	(35)	(330)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Notes to the consolidated financial statements continued

54 — Risk management continued

Fund management and non-insurance business

Sensitivities as at 31 December 2010

Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	15	(5)	55
Discontinued operations	20	(20)	20	(20)
Total	5	(5)	15	35

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	15	—	50
Discontinued operations	(15)	25	20	(20)
Total	(30)	40	20	30

Sensitivities as at 31 December 2009

Impact before profit before tax (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	20	40	—
Discontinued operations	(5)	5	30	(30)
Total	(20)	25	70	(30)

Impact before tax on shareholders’ equity (£m)

	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(20)	20	35	(5)
Discontinued operations	(20)	35	45	(45)
Total	(40)	55	80	(50)

Limitations of sensitivity analysis

The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.

The sensitivity analyses do not take into consideration that the Group’s assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group’s financial risk management strategy aims to manage the exposure to market fluctuations.

As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.

A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.

Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group’s view of possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

At 31 December 2010, Non-UK Government Debt Securities of £50.5 billion included £13.7 billion of exposures to the governments (and local authorities and agencies) of Italy, Greece, Ireland Portugal and Spain; Comprising £11.3 billion in Participating Funds, £0.4 billion of policyholder assets and £2.0 billion shareholder assets.

Notes to the consolidated financial statements continued

55 — Derivative financial instruments

This note gives details of the various derivative instruments we use to mitigate risk.

The Group uses a variety of derivative financial instruments, including both exchange traded and over-the-counter instruments, in line with our overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on existing assets or liabilities, as well as planned or anticipated investment purchases.

In the narrative and tables below, figures are given for both the notional amounts and fair values of these instruments. The notional amounts reflect the aggregate of individual derivative positions on a gross basis and so give an indication of the overall scale of the derivative transaction. They do not reflect current market values of the open positions. The fair values represent the gross carrying values at the year end for each class of derivative contract held (or issued) by the Group.

The fair values do not provide an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA (International Swaps and Derivatives Association, Inc.) master agreements or their equivalent. Such agreements are designed to provide a legally enforceable set-off in the event of default, which reduces credit exposure. In addition, the Group has collateral agreements in place between the individual Group entities and relevant counterparties.

(a) Hedged derivatives

The Group has formally assessed and documented the effectiveness of its hedged derivatives in accordance with IAS 39, Financial Instruments: Recognition and Measurement. To aid discussion and analysis, these derivatives are analysed into cash flow, fair value and net investment hedges, as detailed below.

(i) Cash flow hedges

The Group has used forward starting interest rate swap agreements in the United States to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. During 2010, the cash flow hedges were discontinued, resulting in a fair value gain of £nil. The notional value of these interest rate swaps was £3 million at 31 December 2009 and their fair value was £nil.

(ii) Fair value hedges

The Group has entered into a number of interest rate swaps in order to hedge fluctuations in the fair value part of its portfolio of mortgage loans and debt securities in the Netherlands and the United States. The notional value of these interest rate swaps was £2,170 million at 31 December 2010 (2009: £3,060 million) and their fair value was £74 million liability (2009: £184 million liability). These hedges were fully effective during the year.

(iii) Net investment hedges

To reduce its exposure to foreign currency risk, the Group has entered into the following net investment hedges:

•             The Group has designated a portion of its euro and US dollar denominated debt as a hedge of the net investment in its European and American subsidiaries. The carrying value of the debt at 31 December 2010 was £2,791 million (2009: £2,806 million) and its fair value at that date was £2,811 million (2009: £2,709 million).

•             The foreign exchange gain of £53 million (2009: gain of £255 million) on translation of the debt to sterling at the statement of financial position date has been recognised in the hedging instruments reserve in shareholders’ equity. This hedge was fully effective throughout the current and prior years.

•            The Group’s sterling/euro cross currency swap derivative, which was designated as a hedge of the net investment in its European subsidiaries, matured in November 2010. Therefore, the notional value of the derivative at 31 December 2010 was £nil (2009: £500 million) and its fair value at that date was £nil (2009: £120 million liability). The fair value gain on maturity was £22 million. This hedge was fully effective up to its maturity.

Notes to the consolidated financial statements continued

55 — Derivative financial instruments continued

(b) Non-hedge derivatives

Non-hedge derivatives either do not qualify for hedge accounting under IAS 39 or the option to hedge account has not been taken.

(i) The Group’s non-hedge derivative activity at 31 December 2010 was as follows:

	2010			2009
	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m	Contract/ notional amount £m	Fair value asset £m	Fair value liability £m
Foreign exchange contracts
OTC
Forwards	12,211	69	(102)	6,091	17	(53)
Interest and currency swaps	830	164	(125)	1,408	41	(53)
Options	2,000	16	(26)	—	—	—
Total	15,041	249	(253)	7,499	58	(106)
Interest rate contracts
OTC
Forwards	1,868	1	—	1,043	5	—
Swaps	31,391	522	(1,155)	26,718	297	(839)
Options	8,883	271	(71)	10,637	432	(4)
Exchange traded
Futures	4,748	12	(111)	5,542	404	(38)
Options	471	17	—	1,066	28	—
Total	47,361	823	(1,337)	45,006	1,166	(881)
Equity/Index contracts
OTC
Forwards	—	—	—	863	71	—
Swaps	2,008	31	(147)	—	—	—
Options	3,849	813	(32)	14,571	663	(243)
Exchange traded
Futures	4,734	247	(386)	7,417	63	(534)
Options	2,284	31	(87)	2,688	19	(2)
Total	12,875	1,122	(652)	25,539	816	(779)
Other	1,668	80	(66)	1,155	37	(29)
Totals at 31 December	76,945	2,274	(2,308)	79,199	2,077	(1,795)

Fair value assets are recognised as ‘Derivative financial instruments’ in note 22(a), whilst fair value liabilities are recognised as ‘other financial liabilities’ in note 47.

The Group’s derivative risk management policies are outlined in note 54(b).

(ii) The contractual undiscounted cash flows in relation to non-hedge derivative liabilities have the following maturities:

	2010 £m	2009 £m
Within one year	1,037	1,238
Between one and two years	320	155
Between two and three years	320	66
Between three and four years	274	74
Between four and five years	263	51
After five years	2,923	657
	5,137	2,241

(c) Collateral

Certain derivative contracts, primarily interest rate and currency swaps, involve the receipt or pledging of collateral. The amounts of collateral receivable or repayable are included in notes 23 and 47 respectively.

Notes to the consolidated financial statements continued

56 — Assets under management

In addition to the assets included in the consolidated statement of financial position, the Group manages many funds for third parties. This note details the total funds under management.

The total Group assets under management are:

	2010 £m	2009 £m
Total IFRS assets included in the consolidated statement of financial position	370,107	354,391
Less: Third-party funds included within consolidated IFRS assets	(9,999)	(9,980)
	360,108	344,411
Third-party funds under management	75,491	70,388
	435,599	414,799
Non-managed assets	(33,348)	(35,388)
Funds under management	402,251	379,411
Managed by:
Aviva Investors	259,787	249,630
Other Aviva and external managers	142,464	129,781
	402,251	379,411

57 — Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.

The Group receives income from related parties from transactions made in the normal course of business. Loans to related parties are made on normal arm’s-length commercial terms.

Services provided to related parties

	2010		2009		2008
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	47	—	49	3	61	3
Joint ventures	18	375	17	327	20	300
Employee pension schemes	10	2	9	2	24	6
	75	377	75	332	105	309

Income from associates predominantly relates to our investments in the Royal Bank of Scotland (RBS) life and collective investment companies prior to their restructuring described in note 3(a)). Under management service agreements with these associates, our UK life insurance companies provided administration services, the cost of which was recharged to the RBS companies. In addition, our fund management companies provided fund management services to these associates, for which they charged fees based on the level of funds under management. Movements in loans made to our associates may be found in note 16.

Transactions with joint ventures relate to the property management undertakings. At 31 December 2010, there were 16 such joint ventures, the most material of which are listed in note 15(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities to fund property developments, including shopping, business and distribution centres, and properties in Europe, as well as a film studio development in the UK, movements in which may be found in note 15(a). Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.

Our UK fund management companies manage most of the assets held by the Group’s main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme and the Dutch scheme hold investments in Group-managed funds and insurance policies with other Group companies, as explained in note 45(e)(iii).

The related parties’ receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 49(h).

Notes to the consolidated financial statements continued

57 — Related party transactions continued

Services provided by related parties

There were no services provided by related parties in 2008, 2009 or 2010.

Key management compensation

The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2010 £m	2009 £m	2008 £m
Salary and other short-term benefits	48	39	38
Post-employment benefits	8	5	3
Equity compensation plans	21	16	9
Termination benefits	4	1	3
Total	81	61	53

Information concerning individual directors’ emoluments, interests and transactions is given in the Directors’ Remuneration Report.

58 - Subsequent events

Since 31 December  2010, volatility has continued within the Eurozone. We continue to monitor events on a daily basis and have a broad range of mitigating actions either in place or available if circumstances merit them.

On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. (“Delta Lloyd”) (the Group’s Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.

Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction.

The Group retains significant influence over Delta Lloyd through its 42.7% shareholding and contractual right to appoint two members of Delta Lloyd’s supervisory board. Our continuing interest in Delta Lloyd has been classified as an associate and initially re-measured at fair value as at 6 May 2011, using the closing market value of the Delta Lloyd shares listed on Euronext on that day. The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ‘Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd, up to the transaction date as well as those for the comparative period have therefore been classified as discontinued operations for 2010, 2009 and 2008.

On the 1 October 2011 Aviva announced the sale of Aviva Investors Australia to NabInvest by Aviva Investors Holdings Ltd. Profit on the sale of this subsidiary is expected to be circa £30 million which will be recorded within the year-end financial statements.

In June 2011 Aviva announced the sale of RAC plc, with settlement of the sale concluding on the 30 September 2011. Proceeds of £1.0 billion  where obtained and a profit of circa £0.6 billion was recorded as part of the third quarter results. As part of sale preparation the RAC Defined Benefit Pension scheme was transferred from RAC plc to AES in May 2011.

On the 19 October 2011 Aviva announced its intention to combine Aviva Ireland with Aviva UK to form a new UK and Ireland Region. This is to ensure the Irish cost base is at a market-leading level to secure the long-term success of the business announcement of restructuring of Aviva Ireland and Europe regional operations. No final proposal has yet been reached and no provisions have been made for restructuring costs.

A gradual reduction in the UK corporation tax rate from 28% to 24% over four years was announced in the Emergency Budget of 22 June 2010. The first 1% rate reduction was enacted in the Finance (No.2) Act 2010. This was augmented in the Finance Act 2011 to include an additional 1% reduction from April 201. A further 1% rate reduction to 25%, with effect from 1 April 2012, was substantively enacted on 5 July 2011. The benefit to the Group’s net assets is estimated as £30 million. Subsequent reductions will be dealt with by future legislation. The benefit to the Group’s net assets from the further 2% reduction in the rate from 25% to 23% is estimated as approximately £60 million in total and will be recognised as the legislation is substantively enacted.

Considerable changes to the regime for taxing UK life insurance companies were announced with the budget of 23 March 2011 and a second consultation commenced in April 2011. The uncertainty surrounding the final outcome of the consultation and the complexity of the changes means that it has not been possible to estimate their impact on the deferred tax assets and liabilities shown in the consolidated statement of financial position.

Notes to the consolidated financial statements continued

58 - Subsequent events cont’d

On 26 August 2011, the French Prime Minister announced a new austerity budget. The measures proposed at that time included restrictions on the ability of French companies to use carried-forward losses. The announced changes will not have any impact on our French group’s net assets since it does not have any carried-forward losses

On 7 November, the French Prime Minister announced measures aimed at reducing the French budget deficit. Amongst the measures were changes to corporate tax. Companies with revenue over 250 million euros will pay an additional levy equal to 5 percent of their assessed tax, for the fiscal years 2011 and 2012. As the changes had not been enacted by the balance sheet date no provision for this levy has been made. However, we would consider the levy not to be material.

On 26 May 2011. Aviva plc issued subordinated debt of £450 million at a fixed rate of 6.625% maturing on 3 June 2041.

Management’s annual report on internal control over financial reporting

Management, including Aviva’s Group Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS; (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorisation of management and directors of Aviva Group; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Aviva Group’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Aviva Group’s management assessed the effectiveness of the internal control over financial reporting as at 31 December 2010 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in its report ‘Internal Control — Integrated Framework’. Based on its assessment, management concluded that, as at 31 December 2010, Aviva Group’s internal control over financial reporting was effective based on the COSO criteria.

The effectiveness of Aviva Group’s internal control over financial reporting as at 31 December 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in internal control over financial reporting

There have been no significant changes in the Aviva group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Aviva group’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Aviva plc

We have audited Aviva plc’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aviva plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Aviva plc’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aviva plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Aviva plc and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated 10 November 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, United Kingdom

10 November 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 November, 2011

AVIVA PLC

By:	/s/ Patrick Regan

Patrick Regan
Chief Financial Officer